As confidentially submitted to the Securities and Exchange Commission on May 29, 2015

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

InnoLight Technology Corporation

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

328 Xinghu Street, 12-A3

Suzhou Industrial Park

Suzhou, Jiangsu, 215123

People’s Republic of China

+86-512-8666-9288

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3740-4700	David T. Zhang, Esq. Benjamin Su, Esq. Kirkland & Ellis International LLP c/o 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central, Hong Kong +852 3761-3318

Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Ordinary shares, par value $0.001 per share(2)(3)	$	$

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and also includes ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No.333- ). Each American depositary share represents ordinary shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling shareholders may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling shareholders are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion, Dated                 , 2015

             American Depositary Shares

InnoLight Technology Corporation

Representing              Ordinary Shares

This is the initial public offering of American depositary shares, or ADSs, by InnoLight Technology Corporation. We are offering              ADSs. The selling shareholders identified in this prospectus are selling an additional              ADSs. Each ADS represents              ordinary shares, par value US$             per share. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Prior to this offering, there has been no public market for the ADSs or our ordinary shares. We anticipate the initial public offering price will be between US$             and US$             per ADS. We have applied to list our ADSs on the Nasdaq Global Market under the symbol “INLT.”

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and Section 3(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

The underwriters have an option to purchase up to                      additional ADSs from us[ and up to an additional                      ADSs from the selling shareholders] at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Investing in the ADSs involves a high degree of risk. See “Risk Factors” beginning on page 11.

	Price to Public	Underwriting Discounts and Commission	Proceeds, before Expenses	Proceeds, before Expenses, to the Selling Shareholders
Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

The underwriters expect to deliver the ADSs to purchasers on or about                 , 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2015

Credit Suisse	Barclays

INNOLIGHT

INNOVATION LIGHTS OUR FUTURE

INNOLIGHT

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free-writing prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of the prospectus outside the United States.

Until                 , 2015 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We are a leading infrastructure enabler of cloud data center networks. Our optical transceivers connect computer servers by converting electrical signals into optical signals for transmission over fiber optic cables. We focus on optical transceivers that handle data transmission at high speeds within and between cloud data centers, and our products have been adopted by some of the largest data center operators in the United States. We are a leader in the single mode 40G optical transceiver market, with a 37% global market share in 2014 based on revenue according to a research report we commissioned from LightCounting LLC, an independent market research company. Forty gigabits per second, or 40G, is currently the fastest commercially viable speed for data center networks. By leveraging our proprietary expertise and know-how from developing 40G products, we have developed new products for the cloud data center 100G optical transceiver market, which is expected to exceed the 40G market in terms of revenue by 2016, according to LightCounting.

The substantial growth in data traffic in recent years has been driven by the proliferation of smartphones and other mobile devices, the worldwide adoption of high bandwidth mobile networking, the increase in rich media content and the spread of internet-enabled devices. The demand for cloud data centers to handle this traffic has been strong and is expected to continue to grow. Annual global cloud IP traffic is expected to grow at a compound annual growth rate, or CAGR, of 32% per year from 2013 to 2018, according to the Cisco Global Cloud Index. Global mobile data traffic is expected to grow at a CAGR of 57% per year from 2014 to 2019, according to the Cisco Visual Networking Index. In turn, strong demand from the data center industry is expected to drive continued rapid growth in the optical transceiver market, particularly for the high-performance optical transceivers that we produce. Global sales volume for 40G or faster optical transceivers for use in cloud data centers is expected to grow from US$376 million in 2014 to US$2,249 million in 2019, according to LightCounting, representing a CAGR of 43%. Capital expenditure by companies whose primary business is the creation, storage and dissemination of digital information such as Google and Amazon doubled from US$23 billion in 2008 to US$46 billion in 2013 and is expected to grow to US$116 billion by 2019, according to Ovum Ltd., an independent market research company, representing a six-year CAGR of 17%.

Our products include a comprehensive suite of 10G and 40G optical transceivers as well as a growing number of leading-edge 100G products. We strategically focus on developing high-performance optical transceivers for interconnections within and between data centers, particularly single mode optical transceivers, which are effective over longer distances than multi-mode ones. As data centers become larger in scale to accommodate increasing traffic, data transmission within the data center has to cover longer distances within given constraints on power consumption and physical space, and we expect single mode technology will become increasingly prevalent. We have shipped over 2.5 million units of optical transceiver products since the founding of our company in 2008. We have developed research and development targets and a product roadmap for a comprehensive suite of leading-edge 100G products and are currently transitioning our first generation of 100G products from development to production. We design, develop and manufacture our products in-house, which allows us to respond quickly to new opportunities in our rapidly evolving market.

We have implemented a flexible sales strategy to serve a full range of customers. We sell our products through both our direct sales force and our channel partners. In the United States, we focus on sales directly to cloud data center operators and system integrators, while in China we usually work with system equipment manufacturers as well as system integrators. Cloud data center operators have the greatest demand for high-performance optical transceivers and require the most customization. Selling to them directly enables us to better understand their needs and the direction in which the market is evolving, and thereby to meet their time-to-market requirements. Time-to-market is an important competitive edge as product cycles shorten. In addition to the cloud data center market, we are selectively penetrating the enterprise and telecom carrier markets as these customers migrate to higher interconnection speeds and as telecom companies in particular transition from traditional to cloud computing. In 2014, our customers included Google and Arista in the United States and ZTE and H3C in China.

We follow a selectively vertically integrated business model, under which we perform the essential steps of product research, design, development and manufacturing in-house while purchasing components from multiple suppliers. Our research and development and our manufacturing facilities are located together with our headquarters at the Suzhou Industrial Park, where we work in close proximity to many key component suppliers, fiber optics cable companies and research and development centers in our industry. We believe that concentrating our facilities in one location within a robust optoelectronics ecosystem facilitates collaboration, reduces development time, accelerates time-to-market and enhances our ability to ramp up production quickly. As a China-based company, we have been able to select from among some of the best candidates in the massive and highly educated talent pool in China, and we have fostered practices and expectations based on our Silicon Valley origins, including encouraging innovation, supporting professional training initiatives and promoting a less hierarchical corporate culture.

We have experienced rapid growth since our inception in 2008. We generated net revenues of US$25.8 million, US$71.8 million and US$121.5 million in 2012, 2013, and 2014, respectively, for a two-year CAGR of 117%. We had a net loss of US$0.9 million in 2012, and net income of US$7.9 million and US$11.3 million in 2013 and 2014, respectively. We generated net revenues of US$26.5 million and US$41.4 million in the three months ended March 31, 2014 and 2015, respectively, and had net income of US$3.8 million and US$6.5 million, respectively.

We generate a significant portion of our net revenues from a limited number of customers. Our two largest customers accounted for 48%, 73%, and 74% of our net revenues in 2012, 2013 and 2014, respectively. Our largest customer in 2012, 2013 and 2014 was Google, a provider of internet-related services and products. Google accounted for the majority of our net revenues in 2013 and 2014. Google also became a related party of ours in September 2014. Our second-largest customer in 2013 and 2014 was ZTE, a provider of telecommunications equipment and network solutions.

Our Industry

More than 95% of global internet protocol traffic takes place to, from, between or within data centers, and cloud data centers already handle a majority of total data center workloads. As traffic increases, more data center capacity is being built, and cloud data centers handle an increasingly large proportion of that traffic. According to the Cisco Global Cloud Index, cloud data center workloads are expected to increase at a CAGR of 24% from 2013 to 2018, while traditional data center workloads are expected to decrease at a CAGR of 2% over the same period. By 2018, cloud data center workloads are expected to comprise 78% of total data center workloads, according to the same source.

More traffic also spurs a demand for faster interconnection speeds, but interconnection speeds are only as fast as the optical transceivers permit. Consequently, global sales volume for 40G or faster optical transceivers for use in cloud data centers is expected to grow from US$376 million in 2014 to US$2,249 million in 2019, according to LightCounting, representing a CAGR of 43%.

Large internet companies such as Google and Amazon are facing challenges due to dynamic data demand from growing numbers of users. Many of them have responded by building their own data centers. Other large enterprises are either upgrading their existing facilities or turning to cloud data center operators to meet part or all of their needs. According to Ovum, capital expenditure by companies whose primary business is the creation, storage and dissemination of digital information doubled from US$23 billion in 2008 to US$46 billion in 2013 and is expected to grow to US$116 billion by 2019, representing a six-year CAGR of 17%.

Key challenges facing suppliers of optical transceivers include:

•	designing products to meet constantly evolving standards as older standards rapidly become obsolete;

•	adapting to shorter product development cycles as data center traffic grows and as telecom companies shift to an internet protocol infrastructure;

•	developing new products that fit into preexisting data center infrastructure while delivering higher performance and low power consumption; and

•	collaborating directly with cloud data center operators that are increasingly bypassing system equipment manufacturers and system integrators.

Our Strengths

We are a leading infrastructure enabler of cloud data center networks. Our competitive strengths include the following:

•	industry leading position in the cloud data center market;

•	proprietary technological expertise and track record of successful innovation;

•	fast time-to-market;

•	close relationship with customers and deep understanding of their requirements;

•	operational benefits from our innovative business model and distinctive China-based infrastructure; and

•	strong management team and culture highly attractive to top talent.

Our Strategies

We intend to pursue the following strategies:

•	continue to innovate and extend leadership in the cloud data center market;

•	expand and increase penetration in the enterprise and telecom markets;

•	further expand and penetrate the massive China market;

•	continue to innovate and develop leading-edge technologies; and

•	pursue complementary acquisitions and strategic alliance opportunities.

Our Challenges

Our ability to execute our growth strategies is subject to risks and uncertainties, including those relating to our ability to:

•	expand and diversify our customer base;

•	continually develop new products and enhance existing products, and qualify these products with new and existing customers;

•	forecast customer demand accurately and fund expensive and lengthy research, development and manufacturing process cycles;

•	manage our relationships with our customers, suppliers, distributors and key personnel;

•	anticipate and quickly respond to rapidly changing technologies, customer requirements and industry standards;

•	cope with intense competition in the context of the cyclical nature of the markets in which we compete;

•	protect our intellectual property and avoid infringing on others’ intellectual property; and

•	effectively manage our growth and control our costs and expenses.

Corporate History and Structure

We are a holding company incorporated in the Cayman Islands and conduct our business primarily through our subsidiary in China. Our holding company, InnoLight Technology Corporation, or InnoLight Cayman, was incorporated in the Cayman Islands in January 2008. Our chairman Mr. Hsing Hsien Kung, our chief executive officer Mr. Sheng Liu and our chief marketing officer Mr. Osa Mok were our three founders. We conduct substantially all of our operations through InnoLight Technology (Suzhou) Ltd., or InnoLight PRC, which has been based in the Suzhou Industrial Park since its incorporation in April 2008. We began manufacturing 10G optical transceiver products in 2009, and we launched our 40G optical transceiver products in 2011 and our 100G optical transceiver products in 2014.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Implications of Being an Emerging Growth Company

As a company with less than US$1.0 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Corporate Information

Our principal executive offices are located at 328 Xinghu Street, 12-A3, Suzhou Industrial Park, Suzhou, Jiangsu, 215123, People’s Republic of China. Our telephone number at this address is +86-512-8666-9288. Our registered office in the Cayman Islands is located at the offices of Offshore Incorporations (Cayman) Limited, Floor 4, Willow House, Cricket Square, P O Box 2804, Grand Cayman KY1-1112, Cayman Islands. Our agent for service of process in the United States is             .

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is www.innolight.com. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to this Prospectus

Unless we indicate otherwise, all information in this prospectus reflects no exercise by the underwriters of their option to purchase up to              additional ADSs representing              ordinary shares from us.

Except where the context otherwise requires:

•	“we,” “us,” “our company” and “our” refer to InnoLight Technology Corporation, a Cayman Islands company, and its subsidiaries;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong, and Macau;

•	“shares” or “ordinary shares” refers to our ordinary shares, par value US$0.001 per share; and

•	“ADSs” refers to our American depositary shares, each of which represents ordinary shares.

Renminbi amounts are translated into U.S. dollars at the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2015, which was RMB6.1990 to US$1.00.

THE OFFERING

The following assumes that the underwriters will not exercise their option to purchase additional ADSs in the offering, unless otherwise indicated.

Offering Price	We expect that the initial public offering price will be between US$ and US$ per ADS.

ADSs Offered by Us	ADSs

ADSs Offered by the Selling Shareholders	ADSs

ADSs Outstanding Immediately After This Offering	ADSs (or ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary Shares Outstanding Immediately After This Offering	ordinary shares (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

Nasdaq Global Market symbol	INLT

The ADSs	Each ADS represents ordinary shares. The ADSs may be evidenced by ADRs.

The depositary will hold the shares underlying your ADSs and you will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange. We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Option to Purchase Additional ADSs	We [and the selling shareholders] have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to additional ADSs.

Use of Proceeds

We estimate that we will receive net proceeds of approximately US$             million from this offering (or US$             million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions and

offering expenses payable by us and assuming an initial public offering price of US$             per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus.

We plan to use the net proceeds we receive from this offering for the following purposes:

•	US$ million to expand our 100G production capacity;

•	US$ million to strengthen our research and development capability, including

•	US$ for purchasing equipment,

•	US$ for expanding facilities,

•	US$ for additional hiring, and

•	US$ for tooling and sampling; and

•	the remainder for working capital and other general corporate purposes.

See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Lock-up	[We, our directors and executive officers, and all of our existing shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or otherwise dispose of any ADSs, ordinary shares or similar securities for a period of 180 days after the date of this prospectus. See “Underwriting” for more information.]

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in the ADSs.

Depositary

[Directed Share Program	We currently anticipate that we will undertake a directed share program, pursuant to which the underwriters will reserve for sale, at the initial public offering price, up to ADSs offered by this prospectus to our directors, officers, employees, business associates and related persons.]

The number of ordinary shares that will be outstanding immediately after this offering:

•	is based upon 44,810,443 ordinary shares outstanding as of the date of this prospectus, assuming the conversion of all outstanding preferred shares into 39,143,776 ordinary shares immediately upon the completion of this offering;

•	assumes no exercise of the underwriters’ option to purchase additional ADSs representing ordinary shares;

•	excludes ordinary shares issuable upon the exercise of options outstanding as of the date of this prospectus, at a weighted average exercise price of US$ per share; and

•	excludes ordinary shares reserved for future issuances under our share incentive plans.

Summary Consolidated Financial and Operating Data

The following summary consolidated statement of operations data for the years ended December 31, 2012, 2013 and 2014 and summary consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the three months ended March 31, 2014 and 2015 and the summary consolidated balance sheet data as of March 31, 2015 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. This unaudited interim condensed financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. You should read this Summary Consolidated Financial and Operating Data section together with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013	2014	2014	2015
			Restated(1)	Unaudited	Unaudited
	(in US$ thousands, except for share, per share and per ADS data)
Summary Consolidated Statement of Operations Data:
Net revenues	25,839	71,820	121,534	26,453	41,379
Cost of goods sold(2)	(20,449)	(53,296)	(92,545)	(19,368)	(28,240)

Gross profit	5,390	18,524	28,989	7,085	13,139

Operating expenses
Research and development	(3,060)	(5,353)	(8,426)	(1,430)	(2,683)
Sales and marketing	(1,172)	(1,765)	(2,806)	(507)	(740)
General and administrative	(1,539)	(2,248)	(4,722)	(706)	(2,023)

Total operating expenses	(5,771)	(9,366)	(15,954)	(2,643)	(5,446)

Income (loss) from operations	(381)	9,158	13,035	4,442	7,693

Interest expenses, net	(468)	(408)	(1,667)	(221)	(394)
Other income (expenses), net	(10)	2	791	79	350

Income (loss) before income tax expenses and equity in income (loss) of an affiliate	(859)	8,752	12,159	4,300	7,649

Income tax expenses	—	(846)	(875)	(529)	(1,154)
Equity in (loss) of an affiliate	(15)	(8)	—	—	—

Net income (loss)	(874)	7,898	11,284	3,771	6,495

Accretion on Series C convertible redeemable preferred shares redemption value	—	—	(806)	—	(756)
Deemed dividend due to modification of Junior Preferred Shares	—	—	1,745	—	—
Allocation to preferred shareholders	—	(6,430)	(8,963)	(3,082)	(5,158)

Net income (loss) attributable to ordinary shareholders	(874)	1,468	3,260	689	581

Comprehensive income (loss)
Net income (loss)	(874)	7,898	11,284	3,771	6,495
Other comprehensive income
Changes in cumulative foreign currency translation adjustment, net of tax of nil	65	601	51	(242)	(228)

Total comprehensive (loss) income	(809)	8,499	11,335	3,529	6,267

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013	2014	2014	2015
			Restated(1)	Unaudited	Unaudited
	(in US$ thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in computing
Basic	5,136,475	5,659,325	5,666,667	5,666,667	5,666,667
Diluted	5,136,475	30,446,779	15,388,438	31,022,614	5,685,663
Earnings (loss) per share attributable to ordinary shareholders
Basic	(0.17)	0.26	0.58	0.12	0.10
Diluted	(0.17)	0.26	0.24	0.12	0.10
Earnings (loss) per ADS attributable to ordinary shareholders(3)
Basic
Diluted
Share-based compensation included in cost of goods sold and operating expenses above is as follows:
Cost of goods sold	—	—	4	—	18
Research and development	—	—	14	—	70
Sales and marketing	62	—	5	—	24
General and administrative	468	—	15	—	183

Non-GAAP Financial Data:(4)
Adjusted gross profit	5,390	18,524	32,344	7,085	13,139
Adjusted gross profit (as a percentage of net revenues)	20.9%	25.8%	26.6%	26.8%	31.8%
Adjusted income (loss) from operations	(381)	9,158	16,390	4,442	7,693
Adjusted income (loss) from operations (as a percentage of net revenues)	(1.5)%	12.8%	13.5%	16.8%	18.6%

Operating Data:
Sales of 10G products as a percentage of net revenues	63%	34%	30%	32%	27%
Sales of 40G products as a percentage of net revenues	37%	66%	69%	68%	73%

Notes:

(1)	The restatement for 2014 is entirely related to earnings (loss) per share attributable to ordinary shareholders. For more details, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Cost of goods sold includes litigation settlement costs. See “Business—Legal Proceedings.”
(3)	Each ADS represents ordinary shares.
(4)	See “—Non-GAAP Financial Measures.”

	As of December 31,		As of March 31,
	2013	2014	2015	2015	2015
			Actual	Pro forma(1)	Pro forma as adjusted(2)
			Unaudited	Unaudited	Unaudited
	(in US$ thousands)
Summary Consolidated Balance Sheet Data:
Cash and cash equivalents	4,919	33,489	27,908	27,908
Accounts receivable, net	18,324	13,901	15,157	15,157
Accounts receivable due from related customers	35	9,988	10,551	10,551
Inventories	21,058	38,179	48,068	48,068
Property, plant and equipment	12,884	24,703	26,951	26,951
Total assets	62,153	133,865	146,924	146,924
Short-term borrowings	12,821	22,653	23,097	23,097
Accounts payable	17,556	27,722	31,080	31,080
Accounts payable due to related suppliers	1,740	2,366	2,274	2,274
Total liabilities	37,085	68,699	71,792	71,792
Total mezzanine equity	19,891	52,412	53,878	—
Total shareholders’ equity	5,177	12,754	21,254	75,132

Notes:

(1)	The consolidated balance sheet data as of March 31, 2015 are adjusted on a pro forma basis to give effect to the automatic conversion of all of our outstanding preferred shares into 39,143,776 ordinary shares immediately upon the completion of this offering.
(2)	The consolidated balance sheet data as of March 31, 2015 are adjusted on a pro forma as adjusted basis to give effect to (i) the automatic conversion of all of our outstanding preferred shares into 39,143,776 ordinary shares immediately upon the completion of this offering; and (ii) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Non-GAAP Financial Measures

In evaluating our business, we consider and use two non-GAAP measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit as gross profit excluding litigation settlement costs, and adjusted income (loss) from operations as income (loss) from operations excluding litigation settlement costs.

We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. These non-GAAP financial measures enable our management to assess our operating results without considering the impact of litigation settlement costs. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

Adjusted gross profit and adjusted income (loss) from operations are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP measures have limitations as analytical tools. One of the key limitations is that they do not reflect all items of expense that affect our operations. Further, these measures may differ from non-GAAP measures with similar or the same names as used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling each of these non-GAAP measures to the nearest U.S. GAAP performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

The following table reconciles adjusted gross profit to gross profit and adjusted income (loss) from operations to income (loss) from operations for the years 2012, 2013 and 2014 and the three months ended March 31, 2014 and 2015:

	For the Year Ended December 31,			For the three months ended March 31,
	2012	2013	2014	2014	2015
	(in US$ thousands)
Non-GAAP Reconciliation:
Gross profit	5,390	18,524	28,989	7,085	13,139
Litigation settlement costs	—	—	3,355	—	—

Adjusted gross profit	5,390	18,524	32,344	7,085	13,139

Income (loss) from operations	(381)	9,158	13,035	4,442	7,693
Litigation settlement costs	—	—	3,355	—	—

Adjusted income (loss) from operations	(381)	9,158	16,390	4,442	7,693

RISK FACTORS

An investment in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ADSs. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We depend on a few customers for a significant portion of our net revenues, and any loss, cancellation, reduction or delay in purchases by these customers would reduce our net revenues and adversely impact our results of operations.

We generate a significant portion of our net revenues from a limited number of customers. Our two largest customers accounted for 48%, 73%, and 74% of our net revenues in 2012, 2013 and 2014, respectively. Our largest customer was Google, a provider of internet-related services and products that purchases our products for its data centers. Google accounted for the majority of our net revenues in 2013 and 2014. Our second-largest customer in 2013 and 2014 was ZTE, a provider of telecommunications equipment and network solutions that purchases our products for wireless telecommunications and data communication networks. Although we are expanding our customer base, we still expect our significant customer concentration to continue for the foreseeable future. Our success will depend on our continued ability to meet the demands and requirements of our key customers, the maintenance and management of our relationships with them and the performance of those parts of their businesses that drive their demand for our products.

The cloud data centers that directly or indirectly account for the majority of our net revenues need to upgrade their networking capabilities potentially every five years or so, based on feedback we have received from them, in order to meet increasing bandwidth demand. We expect cloud data centers to begin to transition from 40G to 100G optical transceivers within the next several years. We are still in the process of qualifying our 100G products with customers. Generally, customers will only qualify a limited number of suppliers, and if we fail to develop commercially viable 100G products and qualify them with our customers quickly enough, we may lose the opportunity to continue to make sales to our customers after they complete the transition to the next generation of optical transceiver products.

We have master agreements with some of our customers that specify general terms and conditions but not terms such as quantity or price. Our customers are not contractually committed to purchase from us exclusively or purchase any quantity of products beyond what they have already ordered in firm purchase orders. Furthermore, our key customers may increase, decrease, cancel or delay purchase orders already in place without significant penalty. There can be no assurance that our customers will continue to purchase our existing products or purchase additional products from us in the future. Some of our customers may shift their purchases of products from us to our competitors in the future or start producing the type of products they currently purchase from us.

In addition, we may not be able to negotiate commercially desirable pricing with our key customers due to our reliance on these customers, which may harm our margins and financial conditions. Adverse events affecting our key customers could also negatively affect our ability to retain their business and obtain new purchase orders. Consolidation among our existing or potential customers may affect purchasing decisions and other strategic objectives involving our products. If any of our key customers were to reduce, delay or cease purchases from us, we may not be able to offset any decline in net revenues with net revenues from new customers.

If our customers do not qualify our products for use on a timely basis or at all, our results of operations may be unpredictable or adversely affected.

Prior to placing volume purchase orders, our customers typically require us to qualify our products for use in their applications. New customers often audit our manufacturing facilities and perform other evaluations during this process. The qualification process involves product sampling and reliability testing and collaboration with our product management and engineering teams in the design and manufacturing stages. The length of the qualification process may vary substantially by product and customer, and thus cause our results of operations to be unpredictable. In some cases, a customer may qualify one of our products for multiple systems, and if there is an interoperability problem with even one of those systems, we may not be able to make any sales of that product to that customer until that problem is addressed. If the amount of time required to qualify our products with customers is longer than usual or longer than we expect, our sales could be delayed or lower than expected.

In addition, due to rapid technological changes in our markets, a customer may cancel or modify a design project before we have qualified our product or begun volume manufacturing of a qualified product. It is unlikely that we would be able to recover the expenses for cancelled or unutilized custom design projects. It is difficult to predict with any certainty whether our customers will delay or terminate product qualification or the frequency with which customers will cancel or modify their projects, but any such delay, cancellation or modification would have a negative effect on our results of operations. Furthermore, these qualification processes often make it difficult to obtain new customers, as customers are reluctant to expend the resources necessary to qualify a new supplier if they have one or more existing qualified sources.

If we are unable to qualify our products with certain customers or if we lose orders because we could not complete qualification in a timely fashion, we would have to forego sales that we might otherwise have hoped to make, which would reduce our net revenues and impede our ability to grow our business and market presence, and we may not be able to recover the costs associated with the qualification process or with our product development efforts.

Customer demand is difficult to forecast accurately, and as a result we may be unable to match production with customer demand or properly manage our capacity expansion.

We make planning and spending decisions, including determining the level of business that we will seek and accept, production schedules, procurement commitments, personnel needs and other resource requirements based on our estimates of product demand and customer requirements. We may have master agreements with customers that specify general terms and conditions but not terms such as product, quantity or price, but our customers are not contractually committed to purchase from us exclusively or purchase any quantity of products beyond what they have already ordered in firm purchase orders. The short-term nature of commitments by our customers and the possibility of unexpected changes in demand for their products reduce our ability to accurately estimate future customer requirements. For instance, our customers may significantly reduce the amount of products ordered from us or cancel existing orders during a market downturn or for any other reasons, and we may not be in a position to collect a cancellation fee, even if the master agreement provides for one.

We plan to expand our manufacturing facilities to an aggregate of approximately 30,000 square meters by the end of 2016 to meet increasing manufacturing demand. There can be no assurance that capacity expansion will not lead to low utilization of our facilities and excess supply of our products. Conversely, demand from customers may also increase suddenly and without advance notice, which can strain our resources, cause our manufacturing to be negatively impacted by materials shortages and necessitate heavier procurement commitments. We may not have sufficient capacity at any given time to meet the volume demands of our customers, or one or more of our suppliers may not have sufficient capacity at any given time to meet our volume demands. Failure to meet the demands of our customers in a timely fashion may cause them to source their optical transceivers from other vendors and adversely affect our net revenues and financial condition.

Our suppliers may fail to meet our needs, and any supply interruption could have an adverse effect on our business.

We currently purchase certain raw materials and components used in the manufacture of our products from third-party suppliers. If we are unable to obtain sufficient quantities of high-quality materials or components from these suppliers, our ability to meet customer demand and our sales and results of operation could be adversely affected. Any delays in the development of key components by our suppliers may also affect our ability to introduce new products. Although we typically have dual sourcing for our key components, we still rely on a limited number of suppliers to supply us with key materials and components. Such reliance may result in delivery and quality problems, and reduce our control over product pricing, reliability and performance.

Although we select and qualify suppliers based on our testing of the quality and reliability of their products and what we know or are able to find out about their financial stability and reputation within the industry, we have limited control over the quality and reliability of the materials and components shipped to us. For example, we wrote down US$2.6 million of inventories in 2014 because we identified a batch of products with unstable performance through the trial use with a customer. The unstable performance resulted from the use of certain poor quality raw materials that we obtained through one of our suppliers. In addition to inventory write-downs and other direct costs, we may lose business if our customers decide not to qualify our products or suspend our qualification process due to any quality problem or design alteration.

We enter into framework contracts with some of our suppliers, but they are typically not obligated to sell any products to us until they accept purchase orders from us. As a result, a supplier could discontinue supplying materials or components to us or fail to supply adequate quantities of materials or components to us on a timely basis. We may also face supply shortages if we experience increased demand for materials or components beyond the capacity of our qualified suppliers. Additionally, we are subject to the risks of disruption in the production of materials and components in any part of our supply chain due to any of the foregoing reasons.

Any interruption, decrease or delay in shipments from suppliers, as well as any quality or reliability issue, could result in lengthy delays in product manufacturing and delivery, and thus substantially harm our sales, damage our relationships with customers and disrupt our business. Furthermore, it is generally difficult, costly and time consuming for us to identify and qualify new suppliers if our existing ones cease supplying materials or components to us due to any reason, whether due to our choice or because they suffer from financial hardship, disruption of operations or natural disaster.

We must continually develop new products and enhance existing products to anticipate and quickly respond to rapidly changing technologies, customer requirements and industry standards, or our business may be harmed.

The data center industry is characterized by substantial investment in new technology and the development of diverse and changing technologies and industry standards. For example, new technologies are required to provide higher interconnection speeds to handle increasingly heavy data traffic over longer distances while at the same time working within existing constraints on size, power consumption and heat dissipation, all with an underlying pressure to reduce costs and meet stringent reliability and qualification requirements. Our ability to anticipate and respond to rapid changes in technology, customer requirements and industry standards, and to develop and introduce new and enhanced products and technologies, will be critical factors in our ability to succeed. Fast time-to-market with new or enhanced products can also be critical to our success, because it is difficult to displace an existing supplier for a particular type of product once a customer has chosen a supplier, even if a later-to-market product provides better performance or cost efficiency. If we are unable to anticipate and respond to changes in the future, our competitive position could be adversely affected.

The development of new, technologically advanced products is a complex and uncertain process requiring frequent innovation, highly skilled engineering and development personnel and significant capital, as well as the accurate anticipation of technological and market trends. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	unanticipated engineering complexities;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations; and

•	rapidly changing technology or the release of competing products.

There can be no assurance that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully or on a timely basis. We may not be able to develop the underlying core technologies necessary to create new products and enhancements, or to license those technologies from third parties. If we are unable to make our new or enhanced products commercially available on a timely basis, we may lose existing and potential customers and our financial results would suffer.

In addition, the introduction of new products by other companies embodying new technologies, or the emergence of new industry standards, could render our existing products uncompetitive from a pricing standpoint, obsolete or otherwise unmarketable and result in a write-down in the value of our inventory. We currently generate the majority of our net revenues from our 40G products, and the remainder mostly from our 10G products. We have also launched our first 100G products, but they are still undergoing product qualifications by customers and have not accounted for a significant portion of our net revenues to date. We cannot predict how long 10G or 40G products will remain in demand. There can be no assurance that 40G products will be able to maintain market acceptance against even newer products or standards, including 25G products. As a result, our 10G and 40G products may become uncompetitive or obsolete, and there can be no assurance that our 100G products will be able to meet customer requirements and industry standards.

We may incur significant expenses long before we can recognize revenue from new products, if at all, due to the costs and length of research, development and manufacturing process cycles.

We and our competitors often incur significant research and development and sales and marketing costs for products that, at the earliest, will be purchased by our customers long after much of the cost is incurred and, in some cases, may never be purchased due to changes in industry or customer requirements in the interim. For instance, we started developing 40G products in June 2011 and incurred considerable expenditures of funds and other resources before commencing volume production of our first 40G product in June 2012. After the research and development stage, the commercial introduction of new products also requires significant investment to ramp up production capacity, the benefits of which will not be realized if customer demand does not develop as expected.

Due to changing industry and customer requirements, we are constantly developing new products and new technologies to be used in our products. These development activities can and are expected to necessitate significant investment of capital. Our new products often require a long time to develop because of their complexity and rigorous testing and qualification requirements. Additionally, developing a manufacturing approach with an acceptable cost structure and yield for new products can be expensive and time-consuming. Due to the costs and length of research and development and manufacturing process cycles, we may not recognize revenue from new products until long after such expenditures are incurred, if at all, and our gross margin may decrease if our costs are higher than expected.

If the data center market does not continue to develop as we expect, or if there is any downturn in this market, our business would be adversely affected.

We have historically generated most of our net revenues from, and intend to continue our focus on, the data center market. Our success depends on the continuing growth of the data center industry. Growth in the data center market may be limited by several factors, including an uncertain regulatory environment and high infrastructure costs to purchase and install equipment. Without high data growth and strong demand for cloud computing and next generation data centers, the need for high-performance optical transceivers, and hence our future growth as a supplier of these products, will be jeopardized.

Even if expectations for the growth of the data center market are realized, changes in market dynamics may adversely affect our business. There can be no assurance that we may continue to rely on our open channel business model, under which we directly address the needs of data center operators such as leading internet companies in addition to system equipment manufacturers and system integrators. If data center operators, some of which are our key customers, decide to revert to the previously more common distribution model of utilizing system integrators instead of purchasing directly from vendors such as ourselves, we may not be able to sell our products in high volume or at our targeted margins.

In addition, as we enter new markets or expand our product offerings in our existing markets, our margins may be adversely affected due to competition in those markets and the existence of competing products. If our expectations for the growth of these markets are not realized, our financial condition or results of operations will be adversely affected.

We are subject to the cyclical nature of the markets in which we compete and any future downturn will likely reduce demand for our products and net revenues.

The markets in which we compete are highly cyclical and characterized by constant and rapid technological change, price erosion, evolving standards and wide fluctuations in product supply and demand. In the past, these markets have experienced significant downturns, often connected with, or in anticipation of, the maturation of product cycles. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices.

Our historical results of operations have been subject to these cyclical fluctuations, and we may experience substantial period-to-period fluctuations in our future results of operations. Any future downturn in any of the markets in which we compete could significantly reduce the demand for our products and therefore may result in a significant reduction in our net revenues. Our net revenues and results of operations may be materially and adversely affected in the future due to changes in demand from individual customers or cyclical changes in any of the markets utilizing our products. We may not be able to accurately predict these cyclical fluctuations and the impact that these fluctuations may have on our net revenues and operating results.

We face intense competition which could negatively impact our results of operations and market share.

We operate in a highly competitive industry and there can be no assurance that we will be able to compete effectively and efficiently with any of our current or future competitors. Our competitors range from large, global companies offering a wide range of products to smaller companies specializing in niche markets. Our principal competitors include Finisar, JDS Uniphase, Avago Technologies and Sumitomo Electric.

Current or potential competitors may have substantially greater brand recognition and possess more financial, research, manufacturing, marketing and distribution resources than we do. Our competitors may introduce products that are competitively priced, have increased performance or functionality, or incorporate technological advances. In addition, some of our competitors may have more resources to develop or acquire new products and technologies, react quicker to changing customer requirements and expectations, or even establish a new industry standard that can potentially make our products obsolete.

In recent years, we have been confronted with increasing competition from certain suppliers of optical products traditionally serving the telecommunications or enterprise market, as they expand their product offerings into the data communication market. Some of these companies, such as Finisar, have greater brand recognition and possess more financial, research, manufacturing and marketing resources than us. Such increased competition could result in significant price erosion, reduced net revenues, lower margins or loss of market share, any of which would significantly harm our business. Moreover, we plan to enter into the telecommunications and enterprise markets to diversify our customer base. However, large enterprises may continue to purchase optical subsystems or modules directly from manufacturers with which they have preexisting relationships. Therefore, we may not be able to capture the growth opportunities and compete effectively in these markets.

We may also face competition from some of our customers who evaluate our capabilities against the merits of manufacturing products internally. Due to the fact that such customers are not seeking to make a profit directly from the manufacture of these products, they may have the ability to manufacture competitive products at a lower cost than we would charge such customers. As a result, these customers may purchase fewer of our products and there would be additional pressure to lower our selling prices, which accordingly would negatively impact our net revenues and gross margin.

Furthermore, increased industry consolidation, should it occur, would intensify the competition we face. Horizontal consolidation in our industry would reduce the number of competitors but likely further strengthen the surviving industry participants. Horizontal consolidation in the industry of our customers would reduce the number of existing and potential customers. Certain of the surviving customers may be committed to the products offered by our competitors because of existing relationships with our competitors. Vertical consolidation in the data center market may also lead to more competition for us, including competition from our existing customers or suppliers.

If we fail to protect our intellectual property and other proprietary rights, or incur significant costs in defending them, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality, invention assignment, employer-employee license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. We have applied for patents in both China and the United States, some of which have been issued. Most of our patent applications have been in China, and as of the date of this prospectus we have no patents in the United States, where we generate the majority of our net revenues. We are likely to be more vulnerable to patent litigation in the United States. In addition, we have also registered trademarks in China, Hong Kong and the United States. There can be no assurance that our pending applications will be approved by the applicable governmental authorities. Additionally, our existing and future patents and trademarks may not be sufficiently broad to protect our proprietary rights or may be held invalid or unenforceable in court. A failure to obtain patents or trademark registrations or a successful challenge to our existing registrations may limit our ability to protect the intellectual property rights that these applications and registrations were intended to cover. Moreover, we may not be able to prevent infringement of our technology or deter others from developing similar technology in jurisdictions where we have not applied for patents, and where effective patent, trademark, trade secret and other intellectual property laws may be unavailable or may not protect our proprietary rights sufficiently. Furthermore, as enforcement of intellectual property rights requires considerable resources, we may not have the resources or the means to actively enforce our intellectual property rights.

We enter into confidentiality and invention assignment agreements with our key employees and independent consultants. We also use non-disclosure agreements with other third parties who may have access to our proprietary technologies and information. Such measures, however, provide only limited protection, and there can be no assurance that our confidentiality, invention assignment and non-disclosure agreements will not be breached, especially after our employees terminate their employment, and that our trade secrets will not otherwise become known to competitors or that we will have adequate remedies in the event of unauthorized use or disclosure of proprietary information. Policing unauthorized use of our technology is difficult and expensive. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products, otherwise obtain and use our intellectual property, or independently develop similar or equivalent trade secrets or know-how. If we fail to protect our intellectual property and other proprietary rights, or if such intellectual property and proprietary rights are infringed or misappropriated, our business, results of operations or financial condition could be materially harmed.

We may need to take legal actions to prevent third parties from infringing upon or misappropriating our intellectual property or from otherwise gaining access to our technology. Protecting and enforcing our intellectual property rights and determining their validity and scope could result in significant litigation costs and require significant time and attention from our technical and management personnel, which could significantly harm our business. We may not prevail in such proceedings, and an adverse outcome may adversely impact our competitive advantage or otherwise harm our financial condition and our business.

Intellectual property claims against us or involvement in intellectual property disputes could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.

Other companies in our industry, including our competitors, hold numerous patents. While we have conducted a limited review of other companies’ relevant patents, there can be no assurance that third parties will not assert patent infringement claims against us. We believe that our products do not infringe in any material respect upon intellectual property rights of other parties, or that valid defenses would exist with respect to any assertions to the contrary, but we cannot be certain that our products would not be found to infringe the intellectual property rights of others.

Intellectual property claims against us could invalidate our proprietary rights and force us to engage in actions which could significantly harm our net revenues and business, including:

•	obtain a license to the relevant technology from a third party claiming infringement or license a substitute technology, which may not be available on acceptable terms or at all;

•	stop manufacturing, selling, incorporating or using products that use the challenged intellectual property;

•	pay substantial monetary damages; or

•	expend significant resources to redesign our products to avoid infringement or to develop non-infringing technology.

In 2013, we were sued by two different parties for alleged infringement of patents. We settled these lawsuits in 2014. See “Business—Legal Proceedings” for details on these lawsuits and the terms of the settlements. In the future we may be subject to additional claims alleging infringement of patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Regardless of their merit, responding to such claims can be time consuming, divert management’s attention and resources and cause us to incur significant expenses.

If we fail to obtain the right to use the intellectual property rights of others that are necessary to operate our business, and to protect their intellectual property, our business and results of operations will be adversely affected.

From time to time we may choose to or be required to license technology or intellectual property from third parties in connection with the development of our products. There can be no assurance that third-party licenses will be available to us on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our results of operations. Inability to obtain a third-party license required for our product offerings or for developing new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could adversely affect our business. If we are not able to obtain licenses from third parties, when necessary, then we may also be subject to litigation to defend against infringement claims from these third parties. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage. In addition, we typically enter into confidentiality agreements with such third parties in which we agree to protect and maintain their proprietary and confidential information, including requiring our employees to enter into agreements protecting such information. There can be no assurance that the confidentiality agreements will not be breached by any of our employees or that such third parties will not make claims that their proprietary information has been disclosed.

Any potential dispute involving our patents or other intellectual property could also include our customers using our products, which could trigger our indemnification obligations to them and result in substantial expenses to us.

In any potential dispute involving our patents or other intellectual property, our customers could also become the target of litigation. Our agreements with our customers typically require us to indemnify them from any expense or liability resulting from intellectual property claims made against them with respect to our products. As a result, any claims against our customers could trigger indemnification claims against us. These obligations could result in substantial expenses such as legal expenses, damages for past infringement or royalties for future use. Any indemnity claim could adversely affect our relationships with our customers and result in substantial costs to us.

Shifts in product mix, decreasing average selling price and increasing costs may adversely impact our gross margins.

Our overall gross margins have fluctuated from period to period as a result of shifts in product mix, the introduction of new products, decreases in average selling prices for older products and our ability to reduce production costs, and these fluctuations are expected to continue in the future. Our gross margins on individual products and among products fluctuate over each product’s life cycle, which could impact our overall gross margins. We may not be able to accurately predict our product mix from period to period, and as a result we may not be able to forecast accurately our overall gross margins. The rate of increase in our costs and expenses may exceed the rate of increase in our net revenues, either of which would materially and adversely affect our business, our results of operations and our financial condition.

In particular, we have in the past experienced significant period-to-period fluctuation of average selling prices resulting from factors such as changes in product mix, increased competition, and the introduction of new products. Our key customers typically select products through competitive tendering processes. In order to gain business, we must continue to develop and introduce new products on a timely basis that can meet customer requirements. Failure to do so could cause our revenues to decline and significantly harm our business. Furthermore, our margins could be adversely affected by our efforts to reduce costs to keep pace with competitive pricing pressures. In order to remain competitive, we must continually reduce the cost of manufacturing our products through design and engineering changes. We may not be successful in redesigning our products or delivering our products to market in a timely manner. There can be no assurance that any redesign will result in sufficient cost reductions to allow us to reduce the price of our products to remain competitive or improve our gross margins.

Our financial and operating results may fluctuate from quarter to quarter, which makes them difficult to predict.

Our quarterly financial and operating results have fluctuated in the past and will fluctuate in the future. The fluctuations are due to numerous factors, many of which we are unable to predict or are outside of our control, including:

•	shifts in our product mix;

•	fluctuation in demand for our products, including the timing and volume of customer orders;

•	our introduction of new products and changes in the features of our existing products;

•	decreases in average selling prices for our older products;

•	our ability to reduce production costs;

•	our ability to design, manufacture and deliver products to our customers in a timely and cost-effective manner;

•	our ability to meet or anticipate customer requirements;

•	the gain or loss of key customers;

•	the impact of competitors or competitive products and services;

•	quality control or yield problems in our manufacturing operations;

•	increases in our costs and expenses that we may incur to grow and expand our operations and to remain competitive;

•	the evolving and unpredictable nature of the markets for our products, such as the emergence of new industry standards and product obsolescence;

•	the occurrence of planned or unplanned significant events;

•	changes in the legal or regulatory environment or proceedings, including fines, orders or consent decrees; and

•	changes in Chinese, U.S. or global business or macroeconomic conditions.

Given the unpredictability of the foregoing factors and the rapidly evolving industry in which we compete, our historical financial or operating results are not necessarily indicative of future performance. In addition, a significant amount of our expenses is relatively fixed in nature due to the internal integration of our manufacturing, research and development, sales and general administrative functions. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our financial and operating results. For these reasons, we believe that quarter-to-quarter comparisons of our financial and operating results should not be relied upon to predict our future performance or our share price.

Manufacturing problems could adversely affect our sales, competitive position, reputation and customer relationships.

We may experience delays, disruptions or quality control problems in our manufacturing operations. These and other factors may cause less than acceptable yields at our manufacturing facility. As a result, we could incur additional costs that would adversely affect our gross margin, and product shipments to our customers could be delayed beyond the shipment schedules requested by our customers, which would negatively affect our net revenues, competitive position and reputation.

Additionally, manufacturing yields depend on a number of factors, including the stability and manufacturability of the product design, manufacturing improvements gained over cumulative production volumes, the quality and consistency of component parts and the nature and extent of customization requirements by customers. Capacity constraints, raw materials shortages, logistics issues, labor shortages, the introduction of new product lines and changes in customer requirements, manufacturing facilities or processes, or those of some third-party suppliers of raw materials and components, have historically caused, and may in the future cause, reduced manufacturing yields, negatively impacting the gross margin on those products. Moreover, an increase in the rejection and rework rate of products during the quality control process before, during or after manufacture would result in our experiencing lower yields, gross margin and production capacity.

Under our proprietary technology and know-how, we use special or uncommon processes in our manufacturing operations from time to time. For example, we use chip-on-board and non-hermetic packaging techniques in the manufacturing of our 40G products, whereas some of our competitors use box-type and hermetic packaging techniques. There can be no assurance that our use of special or uncommon processes will not result in additional manufacturing problems that are unpredictable or unresolvable through standard approaches commonly used in our industry. There can be no assurance that we will be able to resolve these additional manufacturing problems in a timely fashion, or at all, without replacing our special or uncommon processes with more conventional and standardized ones.

If our manufacturing facility in Suzhou were to be damaged or destroyed for any reason, our manufacturing process would be severely disrupted.

Our products are used together with third-party products, and delays or problems with third-party products may cause a customer to delay or cancel a purchase of our products.

Our optical transceivers are one critical component in large and complicated networking systems. Our customers source other critical components from different vendors. When customers undertake a project to build a new network or significantly upgrade an existing one, they may be relying on products from third-party vendors incorporating new or unproven technology as part of the overall design. We and our customers have little or no control over the development and support of third-party products or technology. Any delay or failure on the part of a third-party vendor could jeopardize the completion of the customer’s project, which in turn could cause the customer to delay or cancel the purchase of our product.

In some instances, we rely on third parties to assist in selling our products, and the failure of those parties to perform as expected could reduce our future net revenues.

Although we have our own direct sales force, we also sell our products through third-party channel partners. Many of such third parties also market and sell products from our competitors. Our third-party channel partners may terminate their relationships with us at any time, or with short notice. Our future performance will also depend, in part, on our ability to attract additional third-party channel partners that will be able to market and support our products effectively, especially in markets where we have not previously distributed our products. If our third-party channel partners fail to perform as expected, our net revenues and results of operations could be harmed.

Given the high fixed costs associated with our selectively vertically integrated business, a reduction in demand for our products will likely adversely impact our gross profits and our results of operations.

A significant amount of our operating expenses is relatively fixed in nature due to the in-house integration of our manufacturing, research and development, marketing and general administrative functions. We may not be able to adjust these fixed costs quickly to adapt to rapidly changing market conditions. Our gross profit and gross margin are greatly affected by our sales volume and volatility on a quarterly basis and the corresponding absorption of fixed manufacturing overhead expenses.

In addition, because we are a selectively vertically integrated manufacturer, insufficient demand for our products may subject us to the risk of high inventory carrying costs and increased inventory obsolescence. We do not expect this to change significantly in the future and believe that, similar to other companies in our industry, we will have to maintain a relatively high level of inventory compared to our cost of sales. As a result, we continue to expect to have a significant amount of working capital invested in inventory. We may be required to write down inventory costs in the future and high inventory costs may have an adverse effect on our gross profits and our results of operations.

Rapidly changing standards and regulations could make our products obsolete, which would cause our net revenues and results of operations to suffer.

We design our products to conform to regulations established by governments and to standards set by industry standards bodies worldwide. Various industry organizations are currently considering whether and to what extent to create standards applicable to our current products or those under development. Because certain of our products are designed to conform to current specific industry standards, if competing or new standards emerge that are preferred by our customers, we would have to make significant expenditures to develop new products. If our customers adopt new or competing industry standards with which our products are not compatible, or industry groups adopt standards or governments issue regulations with which our products are not compatible, our existing products would become less desirable to our customers and our net revenues and results of operations would suffer.

We depend on key personnel to develop and maintain our technology and manage our business in a rapidly changing market.

Our success and ability to implement our business strategy depends upon the continued contributions of our senior management team and other key personnel, some of whom may be difficult to replace. Our future success also depends, in part, on our ability to attract and retain key personnel. The loss of services of members of our senior management team or key personnel or the inability to continue to attract and retain qualified personnel could have a material adverse effect on our business. Competition for highly skilled personnel in our industry is intense. We may not be successful in identifying, attracting, assimilating or retaining qualified personnel to satisfy our current or future needs. Employees may leave our company and subsequently compete against us, and we may not be able to find qualified replacements easily or at all.

Our products could contain, or be perceived to contain, defects that may cause us to incur significant costs or result in a loss of customers or product liability claims.

Our products are complex and undergo quality testing as well as formal qualification by our customers. Our customers’ testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios and over varying amounts of time. For various reasons, such as the occurrence of performance problems that are unforeseeable in testing or that are detected only when products age or are operated under peak stress conditions, our products may fail to perform as expected long after customer acceptance. Failures could result from faulty components or design, problems in manufacturing or other unforeseen reasons.

As a result, we could incur significant costs to repair or replace defective products under warranty, particularly when such failures occur in installed systems. In addition, we may in certain circumstances honor warranty claims after the warranty has expired or for problems not covered by warranty in order to maintain customer relationships. Any significant product failure could result in lost future sales of the affected product and other products, as well as customer relations problems, litigation and damage to our reputation. Our products are typically embedded in, or deployed in conjunction with, our customers’ products, which incorporate a variety of components, modules and subsystems and may be expected to interoperate with modules produced by third parties. As a result, not all defects are immediately detectable, and when problems occur it may be difficult to identify the source of the problem.

For example, we wrote down US$2.6 million of inventories in 2014 because we identified a batch of products with unstable performance through the trial use with a customer. The unstable performance resulted from the use of certain poor quality raw materials that we obtained through one of our suppliers. While we have not experienced material failures in products that have been qualified by our customers in the past, we will continue to face this risk going forward because our products can be widely deployed in many demanding environments and applications worldwide. Any significant product failure could result in litigation, damages, repair costs and lost future sales of the affected product and other products, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems, all of which would harm our business. Furthermore, we do not carry product liability insurance to cover our costs arising from defects in our products or otherwise.

If we fail to effectively manage our growth, our business and operating results could be harmed.

We continue to experience rapid growth in our business and operations, which will continue to place significant demands on our management, operational and financial resources. We may encounter difficulties as we establish and expand our operations, product development, sales and marketing, and general and administrative capabilities. We face significant competition for talented employees from other high-growth companies, which include both publicly traded and privately held companies, and we may not be able to hire new employees quickly enough to meet our needs. To attract highly skilled personnel, we have had to offer, and believe we will need to continue to offer, competitive compensation packages. As we continue to grow, we are subject to the risks of over-hiring, over-compensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a growing employee base. In addition, we may not be able to innovate or execute as quickly as a smaller and more efficient organization. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our efficiency and ability to meet our forecasts and our employee morale, productivity and retention could suffer, and our business and operating results could be adversely affected.

Providing products and services to customers may be costly and we expect our expenses to continue to increase in the future as we launch new research and development projects, purchase additional equipment, and lease or purchase additional manufacturing facilities. In addition, our costs and expenses, such as our labor-related expenses, product development expenses and sales and marketing expenses, have grown rapidly as we have expanded our business. Historically, our costs have increased each year due to these factors and we expect to continue to incur increasing costs to support our anticipated future growth. We expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to customers. Continued growth could also strain our ability to maintain the quality and reliability of our products, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. Our expenses may grow faster than our revenues, and our expenses may be greater than we anticipate. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, operating results and financial condition could be harmed.

Future investments in and acquisitions of complementary assets, technologies and businesses may fail and may result in equity or earnings dilution.

We may invest in or acquire assets, technologies and businesses that are complementary to our existing business. Our investments or acquisitions may not yield the results we expect. In addition, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the cost of identifying and consummating investments and acquisitions, and integrating the acquired businesses into ours, may be significant, and the integration of acquired businesses may be disruptive to our existing business operations. In addition, we may have to obtain approval or complete a filing with the relevant PRC governmental authorities for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly. In the event that our investments and acquisitions are not successful, our financial condition and results of operations may be materially and adversely affected.

Our future results of operations may be subject to volatility as a result of exposure to fluctuations in currency exchange rates.

We are exposed to foreign exchange risks because our business operations and manufacturing facilities are principally located in China, while the majority of our net revenues is derived from sales in the United States. Our sales, raw materials, components and capital expenditures are denominated in U.S. dollars and RMB in varying amounts. Foreign currency fluctuations may affect both our revenues and our costs and expenses and significantly affect our operating results.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and

June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In the long term, the RMB may appreciate or depreciate significantly in value against the U.S. dollar, depending upon the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the RMB against the U.S. dollar. In addition, our currency exchange variations may be magnified by Chinese exchange control regulations that restrict our ability to convert RMB into foreign currency.

To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure.

We may not be able to obtain additional capital when desired, on favorable terms or at all.

We anticipate that the net proceeds we receive from this offering, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 24 months. However, we operate in a market that requires us to make continued investments in capital equipment, facilities and technological improvements to remain competitive. We expect that substantial capital will be required to expand our manufacturing capacity and fund working capital for anticipated growth.

Due to the unpredictable nature of the capital markets and our industry, there can be no assurance that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited. If we cannot raise required capital when needed, we may be unable to meet the demands of existing and prospective customers, which would adversely affect our sales and market opportunities and consequently our business, financial condition and results of operations.

If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and selected disclosures under U.S. GAAP. The other material weakness that has been identified relates to our lack of sufficient and documented financial closing policies and procedures, specifically those related to period end cut-off, accounts classification and presentation. Either of these material weaknesses, if not timely remedied, may result in additional material misstatements in our consolidated financial statements that cannot be easily prevented or detected. For instance, we miscalculated both basic and diluted earnings per share for the year ended December 31, 2014 as a result of the material weaknesses in our internal control over financial reporting. We have restated earnings per share with an upward adjustment of US$0.31 for basic earnings per share and US$0.18 for diluted earnings per share for the year ended December 31, 2014. For more details, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

Following the identification of the material weaknesses, we have taken measures and plan to continue to take measures to remedy these control deficiencies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act will require that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2016. In addition, our independent accountant must attest to and report on the effectiveness of our internal control over financial reporting once we cease to be an “emerging growth company” as such term is defined in the JOBS Act. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ADSs due to a loss of investor confidence in the reliability of our reporting processes. We also expect to incur significant costs and expenses associated with our becoming a public company, including costs to prepare for our first Section 404 compliance testing and additional legal and accounting costs to comply with the requirements of the Exchange Act that apply to us as a public company.

Governmental export and import controls could subject us to liability or impair our ability to compete in international markets.

We import some of the components and raw materials we use to manufacture our products, and we generate the majority of our net revenues from the export of our products outside of China. From time to time, we may also license intellectual property from foreign companies located outside of China, or seek to license our own intellectual property to them. The PRC government maintains a Catalogue of Prohibited Import or Export Technology, which lists technology that may not be imported or exported, and a Catalogue of Restricted Import or Export Technology, which lists technology that may only be imported or exported with the approval of the Ministry of Commerce. Other countries may also have similar laws or regulations. Changes in our products or any change in export or import regulations or related legislation, shifts in approach to the enforcement or scope of existing regulations, or changes in the countries, persons or technologies targeted by such regulations could result in delayed or decreased sales of our products to existing or potential customers. Failure to comply with these and similar laws on a timely basis, or at all, or any limitation on our ability to sell our products would adversely affect our business, financial condition and results of operations.

We are subject to environmental, health and safety laws and regulations, which could subject us to liabilities, increase our costs, or restrict our business or operations in the future.

Our manufacturing operations and our products are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate or sell our products. These laws and regulations govern, among other things, air emissions, wastewater discharges, the handling and disposal of hazardous substances and wastes, soil and groundwater contamination, employee health and safety, and the use of hazardous materials in, and the recycling of, our products. Failure to comply with present and future environmental, health or safety requirements, or the identification of contamination, could cause us to incur substantial costs, including cleanup costs, monetary fines, civil or criminal penalties, and curtailment of operations. In addition, these laws and regulations have increasingly become more stringent over time. The identification of presently unidentified environmental conditions, more vigorous enforcement of current environmental, health and safety requirements by regulatory agencies, the enactment of more stringent laws and regulations, or other unanticipated events could restrict our ability to use or expand our facilities, require us to install costly pollution control equipment or incur other additional expenses, or require us to modify our manufacturing processes or the contents of our products, which could have a material adverse effect on our business, financial condition and results of operations.

We have limited insurance coverage which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain property insurance policies covering certain equipment and other property that is essential to our business operation. We also maintain employer liability insurance and group accident insurance covering all employees. Additionally, we provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. However, as the insurance industry in China is still in an early stage of development, insurance companies in China currently offer limited business-related insurance products. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China, but we cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We face risks related to natural disasters and health epidemics.

Our headquarters, research and development facilities and manufacturing facilities are situated in one location, in the Suzhou Industrial Park in Suzhou, China. The occurrence of any natural disaster, unanticipated catastrophic event or unexpected accident in this location could result in production curtailments, shutdowns or periods of reduced production, which could significantly disrupt our business operations, cause us to incur additional costs and affect our ability to deliver our products to our customers as scheduled, which may adversely affect our business, financial condition and results of operations. In addition, our business could be adversely affected by the effects of health epidemics. We are located in close proximity to many other companies in the Suzhou Industrial Park. Our business operations could be disrupted if any personnel working in the Suzhou Industrial Park, whether one of our employees or not, is suspected of having an epidemic disease, since it could require our employees to be quarantined and/or our offices to be disinfected, or if any epidemic or similar public health risk should affect the city of Suzhou in general.

Risks Relating to Doing Business in China

Expiration or changes to our preferential tax treatment could adversely affect our profitability.

We currently benefit from certain preferential tax treatment, as well as tax concessions for our research and development costs. Expiration or changes to any preferential tax treatment, tax concessions or tax allowances applicable to us or our subsidiaries could adversely affect our financial condition. In particular, InnoLight PRC currently qualifies as a High and New Technology Enterprise and enjoys a reduced enterprise income tax rate of 15%, compared to the 25% income tax rate generally applicable to PRC resident enterprises. The effective term of this qualification is three years, and the current term will end during 2015. If InnoLight PRC fails to renew its qualification as a High and New Technology Enterprise before the end of 2015, for example due to uncertainties with respect to the PRC legal system, its applicable enterprise income tax rate would increase to 25% for the calendar year 2015. If InnoLight PRC is unable to renew its qualification in 2015 or in future years, the resulting higher tax rate may have a material adverse effect on our post-tax profitability and cash flows.

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

Substantially all of our operations are conducted in China and a significant portion of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. Economic reforms begun in the late 1970s have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and between economic sectors. The PRC government exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Although the Chinese economy has grown significantly in the past decade, that growth may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and services and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three and a half decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection available to you and us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

In January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law . If and when enacted, this would replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend of rationalizing the foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. If enacted as proposed, the Foreign Investment Law may materially impact our corporate governance practice and increase our compliance costs, for example through the imposition of stringent ad hoc and periodic information reporting requirements.

PRC regulations on loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary.

We may transfer funds to our PRC subsidiary or finance our PRC subsidiary by means of shareholder loans or capital contributions upon completion of this offering. Any loans from us to our PRC subsidiary, which is a foreign-invested enterprise, cannot exceed statutory limits based on the difference between the registered capital and the investment amount of such subsidiary, and shall be registered with the State Administration of Foreign Exchange, or SAFE, or its local counterparts. Any capital contributions we make to our PRC subsidiary must be approved by the Ministry of Commerce or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiary in a timely manner may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, SAFE has also issued circulars regulating the conversion of foreign currency registered capital into RMB by a foreign-invested enterprise and the transfer and use of the converted RMB capital. On March 30, 2015, SAFE issued the Circular on the Reform of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 replaced SAFE Circular 142, which regulated and restricted the use of RMB capital converted from foreign exchange. Under SAFE Circular 142, RMB capital converted from foreign exchange may only be used for purposes within the business scope approved by the applicable government authority, and its use may not be altered without approval from SAFE. Moreover, it may not be used for equity investments within the PRC or for the repayment of RMB loans if the proceeds of the RMB loans have not been used. Under SAFE Circular 19, RMB capital converted from foreign exchange may be used at our discretion to meet our actual business needs within the PRC, although other restrictions imposed by SAFE Circular 142 will continue to apply. Because SAFE Circular 19 was promulgated recently, its interpretation and application in practice are still uncertain. The applicable circulars may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary. Violations of these regulations may result in severe penalties. See “PRC Regulation—Regulations Relating to Foreign Exchange.”

We or our Hong Kong subsidiary may be classified as a “PRC resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

The Enterprise Income Tax Law provides that an enterprise established outside China whose “de facto management body” is located in China is considered a “PRC resident enterprise” and will generally be subject to the uniform 25% enterprise income tax on its global income. Under the implementation rules of the Enterprise Income Tax Law, “de facto management body” is defined as the organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.

Pursuant to the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Resident Enterprises on the Basis of De Facto Management Bodies, issued by the State Administration of Taxation in 2009, a foreign enterprise controlled by PRC enterprises or PRC enterprise groups is considered a PRC resident enterprise if all of the following conditions are met: (i) the senior management and core management departments in charge of daily operations are located mainly within the PRC; (ii) financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books, company seals and minutes and files of board and shareholders’ meetings are located or kept within the PRC; and (iv) at least half of the enterprise’s directors with voting rights or senior management reside within the PRC. Pursuant to the Notice on Relevant Issues Regarding the Determination of PRC Resident Enterprises on the Basis of De Facto Management Bodies in 2014, the provincial level tax authority is entitled to determine whether a foreign enterprise controlled by PRC enterprises or PRC enterprise groups should be treated as a PRC resident enterprise. Although the notice states that these standards only apply to offshore enterprises that are controlled by PRC enterprises or PRC enterprise groups, such standards may reflect the general view of the State Administration of Taxation in determining the tax residence of foreign enterprises. If our holding company in the Cayman Islands, InnoLight Cayman, or our Hong Kong subsidiary, InnoLight HK, were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to the 25% enterprise income tax on its global income.

In addition, if InnoLight HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, or if the dividends payable by InnoLight HK to InnoLight Cayman were deemed to be income derived from sources within the PRC, then the dividends may become subject to a 10% PRC withholding tax. If we were classified as a PRC resident enterprise for PRC enterprise income tax purposes, or if dividends we pay to our non-PRC shareholders and gains derived by our non-PRC shareholders from the sale of our shares and ADSs were deemed to be income derived from sources within the PRC, the dividends and gains received by our non-PRC enterprise shareholders may become subject to a 10% PRC withholding tax and gains received by our non-PRC individual shareholders may become subject to a 20% PRC withholding tax, unless otherwise provided under any tax treaties or similar arrangements. It is unclear if future guidance will extend the withholding tax to dividends we pay to our non-PRC individual shareholders. If any of our non-PRC shareholders is subject to the above PRC withholding tax, we may have the obligation to withhold the tax. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our ADSs or ordinary shares or on dividends paid to our non-resident shareholders, the value of your investment in our ADSs or ordinary shares may be materially and adversely affected.

Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.

We are a holding company, and we rely on dividends and other distributions from our PRC subsidiary for our cash needs, including the funds necessary to pay dividends to our shareholders or service any debt we may incur. Current PRC regulations permit our PRC subsidiary to pay dividends only out of its accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiary has been required since December 2014, when it ceased to be regarded as a joint venture, to set aside at least 10% of its after tax profits each year, if any, to fund certain statutory reserve funds until the aggregate amount of such reserve funds reaches 50% of its registered capital. Apart from these reserves, our PRC subsidiary may allocate a discretionary portion of its after-tax profits to staff welfare and bonus funds at its discretion. These reserves and funds are not distributable as cash dividends. Furthermore, if our PRC subsidiary incurs debt, the debt instruments may restrict its ability to pay dividends or make other payments to us. We cannot assure you that our PRC subsidiary will generate sufficient earnings and cash flows in the foreseeable future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.

Distributions made by PRC companies to their offshore parents are generally subject to a 10% withholding tax under the Enterprise Income Tax Law. Pursuant to the Enterprise Income Tax Law and the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, the withholding tax rate on dividends paid by our PRC subsidiary to our Hong Kong subsidiary would generally be reduced to 5%, provided that our Hong Kong subsidiary is the beneficial owner of the PRC sourced income and we have obtained the approval of the competent tax authority. Our PRC subsidiary has not obtained approval for a withholding tax rate of 5% from the local tax authority. However, the Notice on How to Understand and Determine the Beneficial Owners in a Tax Agreement, also known as Circular 601, promulgated by the State Administration of Taxation in 2009, provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and similar arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for these benefits. For this purpose, a conduit company is a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Although our PRC subsidiary is wholly owned by our Hong Kong subsidiary, we will not be able to enjoy the 5% withholding tax rate with respect to any dividends or distributions made by our PRC subsidiary to its parent company in Hong Kong if our Hong Kong subsidiary is regarded as a “conduit company.”

Failure to comply with PRC regulations regarding the registration requirements for stock ownership plans or stock option plans may subject PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in an employee stock ownership plan or stock option plan in an overseas publicly listed company are required to register with SAFE or its local branch and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of these participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise or sale of stock options. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes.

We and our PRC resident employees who participate in our share incentive plans will be subject to these regulations when our company becomes publicly listed in the United States. If we or our PRC resident option grantees fail to comply with these regulations, we or our PRC resident option grantees may be subject to fines and other legal or administrative sanctions. See “PRC Regulation—SAFE Regulations Relating to Employee Stock Incentive Plans.”

Fluctuation in the value of the RMB may have a material adverse effect on the value of your investment.

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

We use the U.S. dollar as our reporting currency. The majority of our net revenues are denominated in U.S. dollars, and the majority of our costs and expenses are denominated in RMB. Appreciation of the RMB against the U.S. dollar would increase the reported amounts of our net revenues, costs and expenses, whereas depreciation of the RMB against the U.S. dollar would decrease those amounts. Our gross margins, operating margins and net income would be affected in ways that are difficult to predict. To the extent that we need to convert U.S. dollars we received from this offering into RMB for our operations or capital expenditures, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, known as SAFE Circular 37, issued by SAFE in July 2014, and its supplemental notices, PRC residents are required to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. Mr. Sheng Liu and another nine PRC residents have completed required registrations with SAFE in relation to our financing and are in the process of making amendments in connection with our restructuring. However, we cannot assure you that the amendments in connection with our restructuring will be duly and timely completed with the local SAFE branch. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanction, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

As it is uncertain how the SAFE regulations will be interpreted or implemented, we cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, including the remittance of dividends and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the SAFE regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC laws and regulations establish more complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations, including the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006, or the M&A Rules, the Anti-monopoly Law, and the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by the Ministry of Commerce in August 2011, or the Security Review Rules, have established procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time consuming and complex. These include requirements in some instances that the Ministry of Commerce be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise, or that the approval from the Ministry of Commerce be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire affiliated domestic companies. PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review.

The Security Review Rules were formulated to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which was promulgated in 2011. Under these rules, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises have “national security” concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the Ministry of Commerce will look into the substance and actual impact of the transaction. The Security Review Rules further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

However, as these rules are relatively new and there is a lack of clear statutory interpretation on the implementation of the same, there is no assurance that the Ministry of Commerce will not apply these national security review-related rules to the acquisition of an equity interest in our PRC subsidiary. If we are found to be in violation of the Security Review Rules and other PRC laws and regulations with respect to the merger and acquisition activities in China, or fail to obtain any of the required approvals, the relevant regulatory authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income, revoking our PRC subsidiary’s business or operating licenses, requiring us to restructure or unwind the relevant ownership structure or operations. Any of these actions could cause significant disruption to our business operations and may materially and adversely affect our business, financial condition and results of operations. Further, if the business of any target company that we plan to acquire falls into the ambit of security review, we may not be able to successfully acquire such company either by equity or asset acquisition, capital contribution or through any contractual arrangement. We may grow our business in part by acquiring other companies operating in our industry. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

The heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our business operations, restructuring or acquisition strategy.

The State Administration of Taxation has promulgated several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises in 2009 with retroactive effect from January 1, 2008, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises in 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise transfers its equity interests in a PRC tax resident enterprise, this non-PRC resident transferor must report to the tax authorities at the place where the PRC tax resident enterprise is located and will be subject to a PRC withholding tax of up to 10%. In addition, if a non-PRC resident enterprise indirectly transfers so-called PRC Taxable Properties, referring to properties of an establishment or a place of business in China, real estate properties in China and equity investments in a PRC tax resident enterprise, by disposition of the equity interests in an overseas non-public holding company without a reasonable commercial purpose and resulting in the avoidance of PRC enterprise income tax, the transfer will be re-characterized as a direct transfer of the PRC Taxable Properties and gains derived from the transfer may be subject to a PRC withholding tax of up to 10%. SAT Circular 7 has listed several factors to be taken into consideration by the tax authorities in determining if an indirect transfer has a reasonable commercial purpose. However, despite these factors, an indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under the PRC laws: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Properties; (ii) at any time during the one year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC Taxable Properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Properties is lower than the potential Chinese tax on the direct transfer of those assets. Nevertheless, the indirect transfers falling into the scope of the safe harbor under SAT Circular 7 may not be subject to PRC tax. The safe harbor includes qualified group restructurings, public market trades and exemptions under tax treaties.

Under SAT Circular 7 and other PRC tax regulations, in case of an indirect transfer, entities or individuals obligated to pay the transfer price to the transferor must act as withholding agents and are required to withhold the PRC tax from the transfer price. If they fail to do so, the seller is required to report and pay the PRC tax to the PRC tax authorities. If neither party complies with the tax payment or withholding obligations under SAT Circular 7, the tax authority may impose penalties such as late payment interest on the seller. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of 50% to 300% of the unpaid tax on them. The penalty imposed on the purchasers may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as these rules and notices are relatively new and there is a lack of clear statutory interpretation for their implementation, there is no assurance that the tax authorities will not apply SAT Circular 698, SAT Circular 24 and SAT Circular 7 to previous investments by non-PRC resident investors in our company or to our previous restructuring. As a result, we and our existing non-PRC resident investors may be at risk of being taxed or subject to penalties under these rules and notices and may be required to expend valuable resources to comply with or to establish that we should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations or those non-PRC resident investors’ investments in us.

We have conducted and may conduct acquisitions or restructurings, and historically our shares and shares of our PRC subsidiary were transferred by certain of our then shareholders to our current shareholders, and our

Hong Kong subsidiary has purchased shares in our PRC subsidiary from its then shareholders. We cannot assure you that the PRC tax authorities will not, at their discretion, impose tax return filing obligations on us or our subsidiaries, require us or our subsidiaries to provide assistance to an investigation by PRC tax authorities with respect to these transactions, or adjust any capital gains. Any PRC tax imposed on a transfer of our shares, or equity interests in our PRC subsidiary or any adjustment of such gains would cause us to incur additional costs and may have a negative impact on our results of operations.

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in China and the PCAOB is currently unable to conduct inspections on auditors in China without the approval of the PRC authorities. Therefore, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, and such deficiencies may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures, and to the extent that such inspections might have facilitated improvements in our auditor’s audit procedures and quality control procedures, investors may be deprived of such benefits.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms in China, including our independent registered public accounting firm, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of these firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this decision. In February 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC. The settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delay or abandonment of this offering, delisting of our ordinary shares from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Our PRC subsidiary has not made adequate employee benefit payments and we have recorded accruals for estimated underpaid amounts in our financial statements. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. For example, the number of dispatched workers may not exceed a certain percentage of the total number of employees and the dispatched workers can only engage in temporary, auxiliary or substitute work. According to the Interim Provisions on Labor Dispatch promulgated on March 1, 2014, the number of dispatched workers hired by an employer may not exceed 10% of the total number of its employees. As of March 31, 2015, approximately 41% of the employees of our PRC subsidiary were dispatched workers. While we expect to formulate and implement a plan and reduce the percentage of our dispatched workers to below 10%, we cannot assure you that we will be able to locate replacement for the substantial number of dispatched workers on a timely basis or without incurring increasing labor and administrative costs. In addition, since the application and interpretation of the amended PRC Labor Contract Law and the Interim Provisions on Labor Disptach are limited and uncertain, we cannot assure you the type of work that our dispatched workers perform will be deemed as temporary, auxiliary or substitute work under the PRC Labor Contract Law. If we fail to reduce the number of our dispatched workers to below 10% or if we are found to be in violation of any other requirements under the amended Labor Contract Law or the Interim Provisions on Labor Disptach, we may be ordered by the labor authority to rectify the non-compliance by entering into written employment contracts with the dispatched workers. If we fail to comply within the time period specified by the labor authority, we may be subject to a penalty ranging from RMB5,000 (US$807) to RMB10,000 (US$1,613) per dispatched worker.

Risks Relating to Our ADSs and This Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on the Nasdaq Global Market. We have no current intention to seek a listing for our ordinary shares on any stock exchange. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading price of our ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new products, solutions and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	detrimental adverse publicity about us, our products or our industry;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. There will be              ADSs (equivalent to              ordinary shares) outstanding immediately after this offering, or              ADSs (equivalent              to ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. [In connection with this offering, we and our officers, directors, existing shareholders and certain option holders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters, subject to certain exceptions.] However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value after this offering or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$             per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$             as of March 31, 2015, after giving effect to this offering and the assumed initial public offering price of US$             per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year is passive income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Taxation”) holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

The approval of the China Securities Regulatory Commission may be required in connection with this offering under PRC law.

The M&A Rules, which were adopted in 2006 by six PRC regulatory agencies, including the CSRC, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this offering may ultimately require approval from the CSRC. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval and any failure to obtain or delay in obtaining CSRC approval for this offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC counsel, Zhong Lun Law Firm, has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval of the listing and trading of our ADSs on the Nasdaq Global Market because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation, and (ii) our wholly owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition of a domestic company as defined under the M&A Rules.

However, we cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel, and hence we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such approval requirement could have a material adverse effect on the trading price of the ADSs.

Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will adopt amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering. Our new memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2013 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. [Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.]

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association that will become effective immediately prior to the completion of this offering, the minimum notice period required for convening a general meeting is [14 days]. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	expected changes in our revenues, costs or expenditures;

•	our expectations about technological development in data centers and future demand for higher performance optical transceivers;

•	our expectations regarding demand for and market acceptance of our products;

•	competition in our industry, and

•	government policies and regulations relating to our industry.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$                 million, or approximately US$                 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and the offering expenses payable by us. These estimates are based upon an assumed initial offering price of US$                 per ADS, the midpoint of the range shown on the front cover page of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholders. A US$1.00 change in the assumed initial public offering price of US$                 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease the net proceeds of this offering by US$                 million, or approximately US$                 million if the underwriters exercise their option to purchase additional ADSs in full, under these assumptions.

The primary purposes of this offering are to create a public market for our shares for the benefit of all shareholders, retain talented employees by providing them with equity incentives, and obtain additional capital. We intend to use US$                 million to expand our 100G production capacity, US$                 million to strengthen our research and development capability, and the remainder for working capital and other general corporate purposes. The portion of the net proceeds we plan to use to strengthen our research and development capacity includes US$             for purchasing equipment, US$             for expanding facilities, US$             for additional hiring and US$             for tooling and sampling. Additionally, we may use a portion of the net proceeds to invest in or acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any material acquisitions as of the date of this prospectus. The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds of this offering, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiary or make additional capital contributions to our PRC subsidiary to fund its capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Relating to Doing Business in China—PRC regulations on loans to PRC entities and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary.”

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the foreseeable future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiary for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiary to pay dividends to us. See “Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2015:

•	on an actual basis;

•	on a pro forma basis to reflect the automatic conversion of all of our outstanding preferred shares into 39,143,776 ordinary shares upon the completion of this offering; and

•	on a pro forma as adjusted basis to reflect (1) the automatic conversion of all of our outstanding preferred shares into 39,143,776 ordinary shares immediately upon the completion of this offering; and (2) the sale of ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2015
	Actual	Pro forma	Pro forma as adjusted
	(in US$ thousands, except for share and per share data)
Mezzanine Equity:
Series A preferred shares (US$0.001 par value; 6,427,914 shares authorized, 6,427,914 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	3,668	—
Receivables from Series A preferred shares	(844)	—
Series A-1 preferred shares (US$0.001 par value; 9,206,262 shares authorized, 9,206,262 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	5,730	—
Receivables from Series A-1 preferred shares	(2,802)	—
Series B preferred shares (US$0.001 par value; 2,138,439 shares authorized, 2,138,439 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	1,723	—
Series B-1 preferred shares (US$0.001 par value; 7,583,332 shares authorized, 7,583,332 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	7,024	—
Receivables from Series B-1 preferred shares	—	—
Series C preferred shares (US$0.001 par value; 13,787,829 shares authorized, 13,787,829 shares issued and outstanding on an actual basis; none outstanding on a pro forma or pro forma as adjusted basis)	39,379	—
Total mezzanine equity	53,878	—
Shareholders’ (Deficit)/Equity:
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 5,666,667 shares issued and outstanding on an actual basis; 44,810,443 outstanding on a pro forma basis; outstanding on a pro forma as adjusted basis)	6	45
Subscription receivables	(2,194)	(5,840)
Loan to shareholders	—	—
Additional paid-in capital(1)	2,696	60,181
Statutory reserves	20	20
Accumulated other comprehensive income	915	915
Retained earnings	19,811	19,811

Total shareholders’ equity(1)	21,254	75,132

Total mezzanine equity and shareholders’ equity(1)	146,924	146,924

Notes

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$ per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total mezzanine equity and shareholders’ equity by US$ million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

Our net tangible book value as of March 31, 2015 was approximately US$                 per ordinary share and US$                 per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, minus the amount of total liabilities, divided by the total number of ordinary shares outstanding. Pro forma net tangible book value per ordinary share is calculated after giving effect to the automatic conversion of all of our outstanding preferred shares. Dilution is determined by subtracting pro forma net tangible book value per ordinary share from the assumed public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after March 31, 2015, other than to give effect to our issuance and sale of                  ADSs in this offering at an assumed initial public offering price of US$                 per ADS, the midpoint of the estimated public offering price range, and after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised), our pro forma as adjusted net tangible book value as of March 31, 2015 would have been US$                 per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, or US$                 per ADS. This represents an immediate increase in net tangible book value of US$                 per ordinary share, or US$                 per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$                 per ordinary share, or US$                 per ADS, to purchasers of ADSs in this offering. The following table illustrates such dilution:

Assumed initial public offering price per ordinary share	US$
Net tangible book value per ordinary share	US$
Pro forma net tangible book value per ordinary share after giving effect to the automatic conversion of all of our outstanding preferred shares, as of March 31, 2015	US$
Pro forma net tangible book value per ordinary share as adjusted to give effect to the automatic conversion of all of our outstanding preferred shares and this offering, as of March 31, 2015	US$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	US$
Amount of dilution in net tangible book value per ADS to new investors in the offering	US$

A US$1.00 change in the assumed public offering price of US$                 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our pro forma as adjusted net tangible book value after giving effect to the offering by US$                 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$                 per ordinary share and per US$                 ADS and the dilution in pro forma as adjusted net tangible book value per ordinary share and per ADS to new investors in this offering by US$                 per ordinary share and US$                 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2015, the differences between the shareholders as of March 31, 2015 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid at an assumed initial public offering price of US$                 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
Existing shareholders
New investors

Total

A US$1.00 change in the assumed public offering price of US$                 per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease total consideration paid by new investors, total consideration paid by all shareholders, average price per ordinary share and average price per ADS paid by all shareholders by US$                , US$                , US$                 and US$                , respectively, assuming the sale of                  ADSs at US$                , the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The discussion and tables above also assume no exercise of any outstanding stock options outstanding as of the date of this prospectus. As of the date of this prospectus, there were                  ordinary shares issuable upon exercise of outstanding stock options at a weighted average exercise price of US$                 per ordinary share, and there were                  ordinary shares available for future issuance upon exercise of future grants under our share incentive plans. To the extent that any of these options are exercised, there will be further dilution to new investors.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.

We have appointed                  as our agent to receive service of process with respect to any action brought against us in the U.S. District Court for the Southern District of New York in connection with this offering under the federal securities laws of the United States or of any State in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York in connection with this offering under the securities laws of the State of New York.

Travers Thorp Alberga, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (1) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (2) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Travers Thorp Alberga has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a competent foreign court with jurisdiction to give the judgment, (b) imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation), (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Zhong Lun Law Firm, our counsel as to PRC law, has advised us that (1) it would be highly unlikely that the courts of the PRC would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, and (2) there is uncertainty as to whether the courts of the PRC would entertain original actions brought in the PRC against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States.

Zhong Lun Law Firm has advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law. Zhong Lun Law Firm has advised us further that under PRC law, a foreign judgment that does not otherwise violate basic legal principles, state sovereignty, safety or social public interest may be recognized and enforced by a PRC court, based either on bilateral treaties or international conventions contracted by China and the country where the judgment is made or on reciprocity between jurisdictions. As there currently exists no bilateral treaty, international convention or other form of reciprocity between China and the United States governing the recognition of judgments, including those predicated upon the liability provisions of the U.S. federal securities laws, it would be highly unlikely that a PRC court would enforce judgments rendered by U.S. courts.

CORPORATE HISTORY AND STRUCTURE

Corporate History

We are a holding company incorporated in the Cayman Islands and conduct our business primarily through our subsidiary in China. Our holding company, InnoLight Technology Corporation, or InnoLight Cayman, was incorporated in the Cayman Islands in January 2008. Our chairman Mr. Hsing Hsien Kung, our chief executive officer Mr. Sheng Liu and our chief marketing officer Mr. Osa Mok were our three founders. We conduct substantially all of our operations through InnoLight Technology (Suzhou) Ltd., or InnoLight PRC, which has been based in the Suzhou Industrial Park since its incorporation in April 2008. We began manufacturing 10G optical transceiver products in 2009, and we launched our 40G optical transceiver products in 2011 and our 100G optical transceiver products in 2014.

We have completed three rounds of equity financing since our inception, the most recent being the sale of Series C preferred shares to Google Capital and Lightspeed China Partners for an aggregate of US$38.0 million in September 2014. Certain investors in the first two rounds of our equity financing had previously subscribed for equity interests in InnoLight PRC. Prior to the completion of the Series C financing, we undertook a restructuring, whereby these investors transferred their equity interests in InnoLight PRC to InnoLight Technology HK Limited, or InnoLight HK, and these investors or their individual shareholders subscribed for shares in InnoLight Cayman directly or through their respective controlled or related entities. The consideration they paid to InnoLight Cayman was equivalent to the consideration they received from InnoLight HK for the transfer of equity interests in InnoLight PRC. As a result of the restructuring, InnoLight PRC became wholly owned by InnoLight HK once again, in December 2014. InnoLight HK had been incorporated in Hong Kong in January 2008 and is wholly owned by InnoLight Cayman.

InnoLight Technology Inc. was incorporated in California by Mr. Sheng Liu, our co-founder, director and chief executive officer, in November 2007. After we established our operations in Suzhou in 2008, InnoLight Technology Inc. performed marketing services and signed sales and purchase agreements on our behalf as its primary business activities. We retained all profits and incurred all losses from the business activities of InnoLight Technology Inc. and assumed all of its assets and liabilities based on their carrying value when it was dissolved in September 2013. Prior to the dissolution of that entity, we incorporated InnoLight Technology USA, Inc. in California in August 2012, which became a wholly owned subsidiary of InnoLight PRC in December 2012. InnoLight USA provides sales and marketing and strategic sourcing functions.

Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2014 and 2015 and the selected consolidated balance sheet data as of March 31, 2015 are derived from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as our audited consolidated financial statements. This unaudited interim condensed financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the periods presented. You should read this Selected Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013	2014	2014	2015
			Restated(1)	Unaudited	Unaudited
	(in US$ thousands, except for share, per share and per ADS data)
Selected Consolidated Statement of Operations Data:

Net revenues
Unrelated customers	25,615	71,484	99,153	26,451	15,643
Related customers	224	336	22,381 (2)	2	25,736

Total net revenues	25,839	71,820	121,534	26,453	41,379
Cost of goods sold(3)
Unrelated suppliers	(18,643)	(45,583)	(85,472)	(18,153)	(26,918)
Related suppliers	(1,806)	(7,713)	(7,073)	(1,214)	(1,322)

Total cost of goods sold	(20,449)	(53,296)	(92,545)	(19,368)	(28,240)

Gross profit	5,390	18,524	28,989	7,085	13,139

Operating expenses
Research and development	(3,060)	(5,353)	(8,426)	(1,430)	(2,683)
Sales and marketing	(1,172)	(1,765)	(2,806)	(507)	(740)
General and administrative	(1,539)	(2,248)	(4,722)	(706)	(2,023)

Total operating expenses	(5,771)	(9,366)	(15,954)	(2,643)	(5,446)

Income (loss) from operations	(381)	9,158	13,035	4,442	7,693

Interest expenses, net	(468)	(408)	(1,667)	(221)	(394)
Other income (expenses), net	(10)	2	791	79	350

Income (loss) before income tax expenses and equity in income (loss) of an affiliate	(859)	8,752	12,159	4,300	7,649

Income tax expenses	—	(846)	(875)	(529)	(1,154)
Equity in (loss) of an affiliate	(15)	(8)	—	—	—

Net income (loss)	(874)	7,898	11,284	3,771	6,495

Accretion on Series C convertible redeemable preferred shares redemption value	—	—	(806)	—	(756)
Deemed dividend due to modification of Junior Preferred Shares	—	—	1,745	—	—
Allocation to preferred shareholders	—	(6,430)	(8,963)	(3,082)	(5,158)

Net income (loss) attributable to ordinary shareholders	(874)	1,468	3,260	689	581

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2012	2013	2014	2014	2015
			Restated(1)	Unaudited	Unaudited
	(in US$ thousands, except for share, per share and per ADS data)
Comprehensive income (loss)
Net income (loss)	(874)	7,898	11,284	3,771	6,495
Other comprehensive income
Changes in cumulative foreign currency translation adjustment, net of tax of nil	65	601	51	(242)	(228)

Total comprehensive (loss) income	(809)	8,499	11,335	3,529	6,267

Weighted average number of ordinary shares used in computing
Basic	5,136,475	5,659,325	5,666,667	5,666,667	5,666,667
Diluted	5,136,475	30,446,779	15,388,438	31,022,614	5,685,663
Earnings (loss) per share attributable to ordinary shareholders
Basic	(0.17)	0.26	0.58	0.12	0.10
Diluted	(0.17)	0.26	0.24	0.12	0.10
Earnings (loss) per ADS attributable to ordinary shareholders(4)
Basic
Diluted
Share-based compensation included in cost of goods sold and operating expenses above is as follows:
Cost of goods sold	—	—	4	—	18
Research and development	—	—	14	—	70
Sales and marketing	62	—	5	—	24
General and administrative	468	—	15	—	183

Non-GAAP Financial Data:(5)
Adjusted gross profit	5,390	18,524	32,344	7,085	13,139
Adjusted gross profit (as a percentage of net revenues)	20.9%	25.8%	26.6%	26.8%	31.8%
Adjusted income (loss) from operations	(381)	9,158	16,390	4,442	7,693
Adjusted income (loss) from operations (as a percentage of net revenues)	(1.5)%	12.8%	13.5%	16.8%	18.6%

Operating Data:
Sales of 10G products as a percentage of net revenues	63%	34%	30%	32%	27%
Sales of 40G products as a percentage of net revenues	37%	66%	69%	68%	73%

Notes:

(1)	The restatement for 2014 is entirely related to earnings (loss) per share attributable to ordinary shareholders. For more details, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	Net revenues from related customers for the year ended December 31, 2014 include three months of revenue from an affiliate of a principal shareholder which had become our related party in late September 2014.
(3)	Cost of goods sold includes litigation settlement costs.
(4)	Each ADS represents ordinary shares.
(5)	See “Prospectus Summary—Non-GAAP Financial Measures.”

	As of December 31,		As of March 31,
	2013	2014	2015
			Unaudited
	(in US$ thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	4,919	33,489	27,908
Accounts receivable, net	18,324	13,901	15,157
Accounts receivable due from related parties	35	9,988	10,551
Inventories	21,058	38,179	48,068
Property, plant and equipment	12,884	24,703	26,951
Total assets	62,153	133,865	146,924
Short-term borrowings	12,821	22,653	23,097
Accounts payable	17,556	27,722	31,080
Accounts payable due to related parties	1,740	2,366	2,274
Total liabilities	37,085	68,699	71,792
Total mezzanine equity	19,891	52,412	53,878
Total shareholders’ equity	5,177	12,754	21,254

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading infrastructure enabler of cloud data center networks. We focus on high-performance optical transceivers that handle data transmission within and between cloud data centers. We are a leader in the single mode 40G optical transceiver market, with a 37% global market share in 2014 based on revenue according to a research report we commissioned from LightCounting. We have developed new products for the cloud data center 100G optical transceiver market, which is expected to exceed the 40G market in terms of revenue by 2016, according to LightCounting.

Our products include a comprehensive suite of 10G and 40G optical transceivers as well as a growing number of leading-edge 100G products. We launched our 10G optical transceiver products in 2009 and our 40G optical transceiver products in 2011. We have also developed research and development targets and a product roadmap for a comprehensive suite of 100G products and are currently ramping up production of our first generation of 100G optical transceiver products. We currently generate the majority of our net revenues from our 40G products, and the remainder mostly from our 10G products. Our 100G products have not accounted for a significant portion our net revenues to date. We have shipped over 2.5 million units of optical transceiver products since the founding of our company.

We derive most of our net revenues from sales to data center operators. We are also selectively penetrating the enterprise and telecom carrier markets. We sell our products through both our direct sales force and our channel partners. In the United States, we focus on sales directly to cloud data center operators and system integrators, while in China we usually work with system equipment manufacturers as well as system integrators. Our two largest customers accounted for 48%, 73% and 74% of our net revenues in 2012, 2013 and 2014, respectively.

We have experienced rapid growth since our inception in 2008. We had net revenues of US$25.8 million, US$71.8 million and US$121.5 million in 2012, 2013, and 2014, respectively, for a two-year CAGR of 117%. We had a net loss of US$0.9 million in 2012, and net income of US$7.9 million and US$11.3 million in 2013 and 2014, respectively. We had net revenues of US$26.5 million and US$41.4 million in the three months ended March 31, 2014 and 2015, respectively, and net income of US$3.8 million and US$6.5 million, respectively.

Major Factors Affecting Our Results of Operations

Capital expenditure on cloud data centers

We focus on high-performance optical transceivers that handle data transmission within and between cloud data centers. Our revenues and business growth hence depend, in large part, on the demand for high-performance optical transceivers from the cloud data center industry. In recent years, a substantial growth in data traffic has been driven by the proliferation of smartphones and other mobile devices, the worldwide adoption of high bandwidth mobile networking, the increase in rich media content and the spread of internet-enabled devices. The volume of global data center internet protocol traffic is expected to grow from 3.1 zettabytes in 2013 to 8.6 zettabytes in 2018, a CAGR of 23%, according to the Cisco Global Cloud Index. As a result, the demand for cloud data center capacity has been strong and is expected to continue to grow. According to the Cisco Global Cloud Index, cloud data center workloads are expected to increase at a CAGR of 24% from 2013 to 2018. The size of our total addressable market will depend in part on the level of expenditure on constructing new data centers and updating old ones. According to Ovum, capital expenditure by companies whose primary business is the creation, storage and dissemination of digital information such as Google and Amazon doubled from US$23 billion in 2008 to US$46 billion in 2013 and is expected to grow to US$116 billion by 2019, representing a six-year CAGR of 17%. The growth in capital expenditures for cloud data centers will contribute to the spending for optical transceivers.

Product development and enhancement

Our results are impacted by our ability to meet our existing and potential customers’ requirements and to anticipate industry trends. For example, we were one of the first players in the industry to successfully produce 40G optical transceivers for data center applications using parallel single mode technology. We commenced volume production of our first 40G product in 2012, and sales of 40G optical transceiver products already accounted for the majority of our net revenues in 2013. We devote significant resources to developing new products and enhancing existing ones, and we are working closely with industry leaders in the cloud data center market to build next generation 100G optical transceivers. Because it is the next higher speed above 40G for which an industry standard has been defined, 100G has become the focus for the development of the next generation of optical transceiver products. If we fail to qualify 100G products with our customers, or if we cannot do so during our customers’ qualification cycle, or if we fail to ramp up production in a timely manner, our net revenues and our growth prospects can be adversely affected.

Product mix

Given the rapid rate of technological change in our industry, our customers’ requirements evolve rapidly. Newer generations of products replace older ones every few years, and as one generation reaches volume production the next generation is already being developed. In addition, we customize our products for many of our customers to fit their particular needs. Consequently, within broad categories such as 10G and 40G optical transceivers we offer a wide range of different products at different prices. While the prices for our 40G products are generally several times higher than the prices for our 10G products, other factors, such as the degree of customization required by a given customer, will often outweigh that. As a result, the blended average sales price for all the products we sell is heavily affected by product mix. In addition, a large proportion of our net revenues are generated from a small number of orders from our key customers. Changes in the timing of these orders, whether due to the time it takes customers to evaluate, test and qualify our products or due to other factors outside of our control, such as customers’ decisions to speed up or slow down the rollout of the installation of a new product, can affect the product mix we sell in any given period. We have limited visibility into future customer orders, and unexpected changes to our product mix can affect our financial performance.

Gross margin

In general, introduction of new products tends to increase our average selling price because new products offer better performance through the use of more advanced designs or technology and face less competition. As a product matures, we expect its average selling price to decline due to higher discounts for larger orders from customers and the greater availability of competing products. Sometimes the average selling price of a product may decline earlier or faster than we expect it to. At the same time, yields generally improve as we gain experience in manufacturing a given product, fixed overhead can be spread over higher volumes, and higher volumes reduce our cost of materials per unit, so cost per unit of a product will also generally decline over its life. Declining average selling price and declining cost per unit do not offset each other perfectly over the life of a product, so our profit margin can be impacted positively or negatively. In addition, we offer a wide range of products at different price points with different cost structures, so changes in our product mix have a strong impact on our gross margin as well.

Production costs

In order to keep pace with competitive pricing pressure and improve our profit margins, we must continually reduce our production costs. In general, new products tend to have higher unit cost due to the initially low production volumes required by our customers and initially low manufacturing yields. As we ramp up our production volumes, unit production costs tend to decrease due to economies of scale. We also work on design and engineering changes to improve manufacturing yields. From time to time, we may reduce product costs by negotiating more favorable pricing with third-party suppliers, particularly when we order more components. Effective cost-reduction measures will have a direct impact on our financial condition and results of operations. If we fail to continue to reduce our production costs or efficiently utilize our manufacturing capacity, our profitability and competitiveness will be adversely affected.

Key Components of Results of Operations

Net revenues

Our net revenues are predominately derived from sales of optical transceivers. Our sales have generally been made on the basis of purchase orders, which specify the key terms of individual orders, such as quantity, price and delivery. We have entered into master agreements with selected customers which specify general terms and conditions for product purchases and services. Our sales are denominated in U.S. dollars or RMB.

We generally record revenue when products are delivered to either the customer’s designated location or the customer’s designated carrier, depending on the specific contractual terms.

We sell our products through both our direct sales force and our channel partners. In the United States, we focus on sales directly to cloud data center operators and system integrators, while in China we usually work with system equipment manufacturers as well as system integrators. Our two largest customers accounted for 48%, 73% and 74% of our net revenues in 2012, 2013 and 2014, respectively.

We generated 40%, 67% and 68% of our net revenues from sales in the United States and 31%, 21% and 23% from sales in China in 2012, 2013 and 2014, respectively. Sales of 10G products accounted for 63%, 34% and 30% of our net revenues and sales of 40G products for 37%, 66% and 69% in 2012, 2013 and 2014, respectively.

Cost of goods sold

Our cost of goods sold primarily consists of costs associated with the manufacture, assembly, packaging, testing and distribution of our products, including costs of raw materials and components, production labor, and direct and indirect overhead, as well as depreciation or amortization associated with fixed assets or intangible assets necessary to our production. Costs of raw materials and components accounted for 80%, 82% and 81% of our overall cost of goods sold in 2012, 2013, and 2014, respectively. In the three months ended March 31, 2014 and 2015, costs of raw materials and components accounted for 82% and 75%, respectively, of our overall cost of goods sold. Cost per unit for a given product tends to decline over time for a number of reasons. One reason is that the prices for the components we use have also tended to decline over time. Another is that yield improves and our use of labor and other manufacturing resources becomes more efficient as we gain experience with a given product. In addition, increases in production volume reduce the proportion of fixed overhead costs. Finally, our research and development staff continually looks for opportunities to improve our product designs in ways that will cut production costs, for example by replacing higher-cost components with lower-cost ones in existing designs.

Our cost of goods sold includes settlement costs for patent infringement litigation. See “Business—Legal Proceedings”. Litigation settlement costs related to past alleged infringement are charged at the time of the settlement to cost of goods sold. Litigation settlement costs related to future licensed access to third-party patents are capitalized as prepaid royalties and amortized to cost of goods sold ratably over the remaining license periods. Litigation settlement costs related to future licensed access to third-party patents are not incurred on a per-unit basis and therefore do not have a direct relationship to our cost of goods sold. Our cost of goods sold for 2014 includes US$3.4 million in litigation settlement costs.

Our cost of goods sold includes inventory provisions, which were US$0.03 million, US$0.1 million and US$3.0 million in 2012, 2013 and 2014, respectively. We recorded inventory provisions of nil and US$0.2 million in the three months ended March 31, 2014 and 2015, respectively. Inventory write-downs are charged to inventory provisions. We permanently write down costs of inventories to their estimated net realizable value to reflect excessive and obsolete inventories. We wrote down US$2.6 million of inventories in 2014 because we identified a batch of products with unstable performance through the trial use with a customer. The unstable performance resulted from the use of certain poor quality raw materials that we obtained through one of our suppliers. In order to protect the reputation of our brand, we ceased the production of this batch of products and made the specific write down after the consideration of their net reliable value.

Our cost of goods sold from related parties represents our purchase of certain components for our optical transceivers and certain services from two related suppliers, LuxNet Corporation and Toptrans (Suzhou) Corporation Limited. See “Related Party Transactions—Transactions with Related Suppliers.”

Operating expenses

Our operating expenses consist of research and development expenses, sales and marketing expenses, and general and administrative expenses. Our operating expenses have been growing in absolute terms as we have expanded our business. Share-based compensation has not been a significant component of our operating expenses historically, but it will have more of an impact beginning in 2015.

Research and development expenses

Our research and development expenses consist primarily of salaries and benefits for research and development personnel, the cost of equipment and raw materials, and the depreciation and amortization of facilities and equipment. We expense all research and development costs as incurred. We expect that our research and development expenses will increase as we continue to develop new products, technology and know-how. Our research and development expenses may fluctuate from period to period due to the timing of new product introduction, shifts in customers’ demands, and rapid changes in customers’ requirements.

Sales and marketing expenses

Our sales and marketing expenses consist primarily of salaries and benefits for sales and marketing personnel, expenses for sampling our products, and advertising, market promotion and travel expenses. We expense all sales and marketing costs as incurred. We expect that our sales and marketing expenses will increase as we engage in more marketing and promotional activities and hire additional sales and marketing personnel.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, general office expenses, and since 2013, professional service fees related to litigation, our restructuring and this offering. We expect that our general and administrative expenses will increase as we expand our production capacity, hire additional personnel and incur costs related to the anticipated growth of our business and our operation as a public company.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our total net revenues. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,						For the Three Months Ended March 31,
	2012		2013		2014		2014		2015
							Unaudited		Unaudited
	(in US$ thousands, except for share, per share and per ADS data)
		%		%		%		%		%
Selected Consolidated Statement of Operations Data:
Net revenues
Unrelated customers	25,615	99.1	71,484	99.5	99,153	81.6	26,451	100.0	15,643	37.8
Related customers	224	0.9	336	0.5	22,381 (1)	18.4	2	0.0	25,736	62.2

Total net revenues	25,839	100.0	71,820	100.0	121,534	100.0	26,453	100.0	41,379	100.0
Cost of goods sold(2)
Unrelated suppliers	(18,643)	(72.1)	(45,583)	(63.5)	(85,472)	(70.3)	(18,153)	(68.6)	(26,918)	(65.0)
Related suppliers	(1,806)	(7.0)	(7,713)	(10.7)	(7,073)	(5.8)	(1,214)	(4.6)	(1,322)	(3.2)

Total cost of goods sold	(20,449)	(79.1)	(53,296)	(74.2)	(92,545)	(76.1)	(19,368)	(73.2)	(28,240)	(68.2)

Gross profit	5,390	20.9	18,524	25.8	28,989	23.9	7,085	(26.8)	13,139	31.8

Operating expenses
Research and development	(3,060)	(11.8)	(5,353)	(7.5)	(8,426)	(7.0)	(1,430)	(5.4)	(2,683)	(6.5)
Sales and marketing	(1,172)	(4.6)	(1,765)	(2.5)	(2,806)	(2.3)	(507)	(1.9)	(740)	(1.8)
General and administrative	(1,539)	(6.0)	(2,248)	(3.0)	(4,722)	(3.9)	(706)	(2.7)	(2,023)	(4.9)

Total operating expenses	(5,771)	(22.4)	(9,366)	(13.0)	(15,954)	(13.2)	(2,643)	(10.0)	(5,446)	(13.2)

Income (loss) from operations	(381)	(1.5)	9,158	12.8	13,035	10.7	4,442	16.8	7,693	18.6

Interest expenses, net	(468)	(1.8)	(408)	(0.6)	(1,667)	(1.4)	(221)	(0.8)	(394)	(1.0)
Other income (expenses), net	(10)	0.0	2	0.0	791	0.7	79	0.3	350	0.8

Income (loss) before income tax expenses and equity in income (loss) of an affiliate	(859)	(3.3)	8,752	12.2	12,159	10.0	4,300	16.3	7,649	18.5

Income tax expenses	—	—	(846)	(1.2)	(875)	(0.7)	(529)	(2.0)	(1,154)	(2.8)
Equity in (loss) of an affiliate	(15)	(0.1)	(8)	(0.0)	—	—	—	—	—	—

Net income (loss)	(874)	(3.4)	7,898	11.0	11,284	9.3	3,771	14.3	6,495	15.7
Comprehensive income (loss)
Net income (loss)	(874)	(3.4)	7,898	11.0	11,284	9.3	3,771	14.3	6,495	15.7
Other comprehensive income
Changes in cumulative foreign currency translation adjustment, net of tax of nil	65	0.3	601	0.8	51	0.0	(242)	(0.9)	(228)	(0.6)

Total comprehensive income (loss)	(809)	(3.1)	8,499	11.8	11,335	9.3	3,529	13.3	6,267	15.1

Notes:

(1)	Net revenues from related customers for the year ended December 31, 2014 include three months of revenue from an affiliate of a principal shareholder which had become our related party in late September 2014.
(2)	Cost of goods sold for 2014 includes litigation settlement costs.

Three Months Ended March 31, 2015 Compared to Three Months Ended March 31, 2014

Net revenues. Our net revenues increased by 56.4% from US$26.5 million in the three months ended March 31, 2014 to US$41.4 million in the three months ended March 31, 2015, primarily due to an increase in average selling price as a result of product mix changes and to a lesser extent to an increase in sales volume from approximately 301,000 units in the three months ended March 31, 2014 to approximately 328,000 units in the three months ended March 31, 2015 due to the growing sales of our 40G products.

Cost of goods sold. Our cost of goods sold increased by 45.8% from US$19.4 million in the three months ended March 31, 2014 to US$28.2 million in the three months ended March 31, 2015. The increase was primarily due to increases in average unit cost and sales volume. The increase in average unit cost was primarily due to changes in our product mix.

Gross profit. Our gross profit increased by 85.5% from US$7.1 million in the three months ended March 31, 2014 to US$13.1 million in the three months ended March 31, 2015. Our gross margin increased from 26.8% in the three months ended March 31, 2014 to 31.8% in the three months ended March 31, 2015. The increase in gross margin was primarily due to growing sales of our 40G products, as we generally have a higher margin on 40G products than on 10G products.

Research and development expenses. Our research and development expenses increased by 87.6% from US$1.4 million in the three months ended March 31, 2014 to US$2.7 million in the three months ended March 31, 2015, and increased as a percentage of net revenues from 5.4% to 6.5%. The increase in research and development expenses was primarily due to a US$0.7 million increase in salaries and benefits as we substantially increased the size of our research and development team as well as a US$0.2 million increase in depreciation and amortization relating to our research and development facilities and equipment.

Sales and marketing expenses. Our sales and marketing expenses increased by 46.1% from US$0.5 million in the three months ended March 31, 2014 to US$0.7 million in the three months ended March 31, 2015, but decreased as a percentage of net revenues, from 1.9% to 1.8%, due to higher growth in net revenues. The increase in sales and marketing expenses was primarily due to a US$0.1 million increase in sampling expenses as we continue to develop our new 100G products and submit them to potential customers for qualification and a US$0.1 million increase in salaries and benefits for sales and marketing personnel.

General and administrative expenses. Our general and administrative expenses increased by 187% from US$0.7 million in the three months ended March 31, 2014 to US$2.0 million in the three months ended March 31, 2015, and increased as a percentage of net revenues from 2.7% to 4.9%. The increase in general and administrative expenses was primarily due to an increase of US$0.5 million in salaries, benefits and share incentive grants for general management, finance and administrative personnel as well as an increase of US$0.2 million in professional fees and consultant expenses relating to this offering and our preparations to become a public company.

Income tax expenses. Our income tax expenses increased from US$0.5 million in the three months ended March 31, 2014 to US$1.2 million in the three months ended March 31, 2015, as our income before income tax expenses and equity in income (loss) of an affiliate increased from US$4.3 million in the three months ended March 31, 2014 to US$7.6 million in the months ended March 31, 2015.

Net income. As a result of the foregoing, we had a net income of US$3.8 million, or 14.3% of net revenues, in the three months ended March 31, 2014, compared to a net income of US$6.5 million, or 15.7% of net revenues, in the three months ended March 31, 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net revenues. Our net revenues increased by 69.2% from US$71.8 million in 2013 to US$121.5 million in 2014, primarily due to an increase in sales volume from approximately 779,000 units in 2013 to approximately 1,078,000 units in 2014, and to a lesser extent to an increase in average selling price. The increase in sales volume was a result of the growing sales of our 40G products and the overall growth of the high-performance optical transceiver market serving data centers. The increase in average selling price was primarily due to the increased weight of 40G products in our product mix, as we generally sell 40G products at higher prices than 10G products, as well as due to the introduction of newer products within each of these two categories.

Cost of goods sold. Our cost of goods sold increased by 73.6% from US$53.3 million in 2013 to US$92.5 million in 2014. The increase was primarily due to an increase in sales volume and average unit cost, the incurrence of US$3.4 million in settlement costs of patent infringement litigation with Finisar, and a significant increase in inventory provisions. The increase in average unit cost was due to changes in our product mix. The increase in inventory provisions was due primarily to a US$2.6 million write-down of obsolete inventory because we identified a batch of products with unstable performance through the trial use with a customer. The unstable performance resulted from the use of certain poor quality raw materials that we obtained through one of our suppliers. In order to protect the reputation of our brand, we ceased the production of this batch of products and made the specific write down after the consideration of their net reliable value.

Gross profit. Our gross profit increased by 56.5% from US$18.5 million in 2013 to US$29.0 million in 2014. Our gross margin decreased from 25.8% in 2013 to 23.9% in 2014. The decrease in gross margin was primarily due to the incurrence of settlement costs of patent infringement litigation with Finisar. See “Business—Legal Proceedings.” Our adjusted gross profit, a non-GAAP measure that excludes litigation settlement costs, increased by 74.6% from US$18.5 million in 2013 to US$32.3 million in 2014. Our adjusted gross profit as a percentage of net revenues increased from 25.8% in 2013 to 26.6% in 2014. See “Prospectus Summary—Non-GAAP Financial Measures.”

Research and development expenses. Our research and development expenses increased by 57.4% from US$5.4 million in 2013 to US$8.4 million in 2014. The increase in research and development expenses was primarily due to a US$1.7 million increase in salaries and benefits for research and development personnel, a US$0.7 million increase in materials and tooling and a US$0.5 million increase in depreciation and amortization, as we continued to increase our efforts to research and develop 100G optical transceiver products.

Sales and marketing expenses. Our sales and marketing expenses increased by 59.0% from US$1.8 million in 2013 to US$2.8 million in 2014. The increase in sales and marketing expenses was primarily due to a US$0.5 million increase in salaries and benefits for sales and marketing personnel, a US$0.2 million increase in advertising and market promotion expenses and a US$0.2 million increase in travel expenses for sales and marketing personnel, in particular to promote our new products and gain new customers.

General and administrative expenses. Our general and administrative expenses increased by 110% from US$2.2 million in 2013 to US$4.7 million in 2014. The increase in general and administrative expenses was primarily due to an increase of US$1.4 million in professional service fees related to litigation, our restructuring and the audit work for this offering, as well as a US$0.5 million increase in salaries and benefits for general management, finance and administrative personnel.

Net interest expenses. Our net interest expenses increased from US$0.4 million in 2013 to US$1.7 million in 2014. We increased our borrowings from commercial banks and arranged a capital leasing to meet our increasing cashflow needs and expand the scale of our production. Under the capital leasing arrangement, which we entered into in December 2013, we sold production equipment with a net book value of approximately US$7.9 million to a capital leasing company and then leased it back for a three-year term. The lease is accounted for as a financing transaction and the recorded assets and related financing obligation remain on our balance sheet. The lease payments are recognized as interest expenses.

Other income, net. Our net other income increased from US$2,000 in 2013 to US$0.8 million in 2014 due to increased receipts of cash subsidies from local governments.

Income tax expenses. Our income tax expenses increased from US$0.8 million in 2013 to US$0.9 million in 2014, as our income before income tax expenses and equity in income (loss) of an affiliate increased from US$8.8 million in 2013 to US$12.2 million in 2014 and we recognized deferred tax assets of US$1.4 million in 2014.

Net income. As a result of the foregoing, we had a net income of US$11.3 million, or 9.3% of net revenues, in 2014, compared to a net income of US$7.9 million, or 11.0% of net revenues, in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net revenues. Our net revenues increased by 178% from US$25.8 million in 2012 to US$71.8 million in 2013, primarily due to an increase in sales volume from approximately 375,000 units in 2012 to approximately 779,000 units in 2013 and to a lesser extent to an increase in average selling price. The increase in sales volume was due to the successful qualification of our 40G products with a key customer and increased sales volume of 40G products thereafter, as well as our growing market share in the expanding market of high-performance optical transceivers. The increase in average selling price was primarily due to the increased weight of 40G products in our product mix, as we generally sell 40G products at higher prices than 10G products.

Cost of goods sold. Our cost of goods sold increased by 161% from US$20.4 million in 2012 to US$53.3 million in 2013. The increase was primarily due to an increase in sales volume, partially offset by a decrease in average unit cost. Our average unit cost decreased as we scaled up production of 40G products to meet higher demand from customers and realized better economies of scale.

Gross profit. Our gross profit increased by 244% from US$5.4 million in 2012 to US$18.5 million in 2013. Our gross margin increased from 20.9% in 2012 to 25.8% in 2013. The increase in gross margin was primarily due to the realization of economies of scale as we scaled up production of 40G products to meet higher demand from customers, partially offsetting the increase in cost of goods sold corresponding to the increase in sales volume.

Research and development expenses. Our research and development expenses increased by 74.9% from US$3.1 million in 2012 to US$5.4 million in 2013. The increase in research and development expenses was primarily due to a US$1.4 million increase in salaries and benefits for research and development personnel, a US$0.5 million increase in materials and tooling and a US$0.3 million increase in depreciation and amortization, as we continued to enhance our 40G products to meet customers’ requirements.

Sales and marketing expenses. Our sales and marketing expenses increased by 50.6% from US$1.2 million in 2012 to US$1.8 million in 2013. The increase in sales and marketing expenses was primarily due to a US$0.3 million increase in salaries and benefits for sales and marketing personnel, a US$0.2 million increase in advertising and market promotion expenses and a US$0.1 million increase in sample expenses.

General and administrative expenses. Our general and administrative expenses increased by 46.0% from US$1.5 million in 2012 to US$2.2 million in 2013. The increase in general and administrative expenses was primarily due to a US$0.6 million increase in salaries and benefits for general management, finance and administrative personnel as our company’s business grew, as well as an increase of US$0.2 million in professional service fees related to litigation.

Net interest expenses. Our net interest expenses decreased from US$0.5 million in 2012 to US$0.4 million in 2013, as the principal amounts and terms of our borrowings remained relatively stable from 2012 to 2013.

Income tax expense. Our income tax expense was US$0.8 million in 2013, compared to nil in 2012, as we had an income before income tax expenses and equity in income (loss) of an affiliate of US$8.8 million in 2013, compared to a loss before income tax expenses and equity income (loss) of an affiliate of US$0.8 million in 2012.

Net (loss) income. As a result of the foregoing, we had a net income of US$7.9 million, or 11.0% of net revenues, in 2013, compared to a net loss of US$0.9 million in 2012.

Selected Quarterly Results of Operations

The following table presents our unaudited consolidated results of operations for the three-month periods ended on the dates indicated. You should read the following table in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited consolidated quarterly financial information on the same basis as our audited consolidated financial statements. This unaudited consolidated financial information includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair representation of our financial position and operating results for the quarters presented.

	For the Three Months Ended
	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015
	(in US$ thousands and unaudited)
Net revenues	11,838	14,700	19,341	25,941	26,453	26,785	31,489	36,807	41,379
Cost of goods sold(1)	(9,160)	(11,192)	(14,732)	(18,212)	(19,368)	(23,683)	(21,667)	(27,827)	(28,240)

Gross profit	2,678	3,508	4,609	7,729	7,085	3,102	9,822	8,980	13,139

Operating expenses
Research and development	(1,015)	(1,074)	(1,492)	(1,772)	(1,430)	(2,282)	(1,912)	(2,802)	(2,683)
Sales and marketing	(314)	(361)	(378)	(712)	(507)	(653)	(733)	(913)	(740)
General and administrative	(450)	(359)	(548)	(891)	(706)	(868)	(1,126)	(2,022)	(2,023)

Total operating expenses	(1,779)	(1,794)	(2,418)	(3,375)	(2,643)	(3,803)	(3,771)	(5,737)	(5,446)

Income (loss) from operations	899	1,714	2,191	4,354	4,442	(701)	6,051	3,243	7,693

Interest expenses, net	(92)	(65)	(109)	(142)	(221)	(416)	(462)	(568)	(394)
Other income (expenses), net	37	(73)	11	27	79	75	(64)	701	350

Income (loss) before income tax expenses and equity in income (loss) of an affiliate	844	1,576	2,093	4,239	4,300	(1,042)	5,525	3,376	7,649

Income tax expenses	—	—	(216)	(630)	(529)	(300)	(724)	678	(1,154)
Equity in (loss) of an affiliate	(3)	(2)	(1)	(2)	—	—	—	—	—

Net income (loss)	841	1,574	1,876	3,607	3,771	(1,342)	4,801	4,054	6,495

Comprehensive income (loss)
Net income (loss)	841	1,574	1,876	3,607	3,771	(1,342)	4,801	4,054	6,495
Other comprehensive income
Changes in cumulative foreign currency translation adjustment, net of tax of nil	16	259	108	218	(242)	3	2	288	(228)

Total comprehensive (loss) income	857	1,833	1,984	3,825	3,529	(1,339)	4,803	4,342	6,267

Notes:

(1)	Cost of goods sold includes litigation settlement costs.

Our financial and operating results have fluctuated from quarter to quarter as a result of shifts in product mix, timing and volume of customer orders, the introduction of new products, decreases in average selling prices for older products and our ability to reduce production costs. In addition, our quarterly financial and operating results have been affected from time to time in the past by unexpected costs. Our cost of goods sold was affected by US$3.4 million in litigation settlement costs during the three months ended June 30, 2014, and by US$2.6 million in inventory write-downs due to the identification of a batch of products with unstable performance during the three months ended December 31, 2014. We expect our financial and operating results will continue to fluctuate from quarter to quarter in the future. For these reasons, we believe that quarter-to-quarter comparisons of our financial and operating results should not be relied upon to predict our future performance or our share price. See “Risk Factors—Risks Related to Our Business—Our financial and operating results may fluctuate from quarter to quarter, which makes them difficult to predict.”

Liquidity and Capital Resources

The following table sets forth the movements of our cash and cash equivalents for the periods presented:

	For the Year Ended December 31,			For the Three Months Ended March 31
	2012	2013	2014	2014	2015
	(in US$ thousands)
Net cash (used in)/provided by operating activities	(5,125)	675	1,545	(1,439)	(3,008)
Net cash used in investing activities	(3,366)	(8,864)	(16,991)	(2,656)	(4,116)
Net cash provided by financing activities	8,928	11,426	44,016	4,178	1,543

Net increase in cash and cash equivalents	437	3,237	28,570	83	(5,581)
Cash and cash equivalents at the beginning of year/period	1,245	1,682	4,919	4,919	33,489

Cash and cash equivalents at the end of year/period	1,682	4,919	33,489	5,002	27,908

Our principal sources of liquidity have been proceeds from financing activities and cash flows from operating activities. As of December 31, 2012, 2013 and 2014, our cash and cash equivalents was US$1.7 million, US$4.9 million and US$33.5 million, respectively. As of March 31, 2015, our cash and cash equivalents was US$27.9 million. Our cash and cash equivalents primarily consist of cash on hand, time deposits and short-term highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months and are readily convertible to known amounts of cash.

As of March 31, 2015, we had short-term borrowings from six domestic Chinese banks in an aggregate of US$23.1 million, of which US$21.1 million was unsecured and US$2.0 million secured. The due dates ranged from April 2015 to September 2015 and the interest rates ranged from 1.66% to 7.20% per annum. As of March 31, 2015, our short-term borrowings had a weighted average interest rate of 5.09%. In addition, we entered into arrangements in January 2014 to sell our production equipment to a capital leasing company and lease it back for a three-year term. The total principal amount was approximately US$5.7 million and the related interest is payable on a monthly basis over the term of the lease arrangements with interest rates ranging from 0.84% to 1.04% per month.

We believe that our existing cash and cash equivalents as of March 31, 2015 are sufficient to fund our operating activities, capital expenditures and other obligations for at least the next 12 months. After this offering, we may decide to enhance our liquidity position or increase our cash reserve for future expansions and acquisitions through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

In utilizing the proceeds we expect to receive from this offering and the other cash that we hold offshore, we may make additional capital contributions to our PRC subsidiary, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiary, or acquire offshore entities with business operations in China in offshore transactions. However, most of these uses are subject to PRC regulations and approvals. For example:

•	capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterparts; and

•	loans by us to our PRC subsidiaries to finance their activities cannot exceed statutory limits and must be registered with SAFE or its local branches.

See “PRC Regulation—Regulations Relating to Foreign Exchange.”

Some of our future revenues are likely to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash used in operating activities in the three months ended March 31, 2015, was US$3.0 million. In the three months ended March 31, 2015, the principal items accounting for the difference between our net income of US$6.5 million and our net cash used in operating activities of US$3.0 million were an increase of US$10.1 million in inventories, an increase of US$3.5 million in notes receivable and an increase of US$1.8 million in accounts receivable (including receivables due from related parties), partially offset by an increase of US$3.2 million in accounts payable (including payables due to related parties). Our inventories and accounts payable (including payables due to related parties) increased as we increased the size of our inventories to support our growing sales, particularly of 40G products, and our notes receivable and accounts receivable (including receivables due from related parties) increased with our net revenues.

Net cash provided by operating activities in 2014 was US$1.5 million. In 2014, the principal items accounting for the difference between our net income of US$11.3 million and our net cash provided by operating activities of US$2.0 million were an increase of US$20.1 million in inventories and an increase of US$5.5 million in accounts receivable (including receivables due from related parties), partially offset by an increase of US$10.8 million in accounts payable (including payables due to related parties), an increase of US$3.1 million in other payables and accruals and an increase of US$3.0 million in salary and welfare payable. Our inventories and accounts payable (including payables due to related parties) increased as we increased the size of our inventories to support our increased sales, and our accounts receivable (including receivables due from related parties) increased with our net revenues. We recorded accruals for royalties related to litigation with Finisar amounted to US$2 million in 2014. Our salary and welfare payable increased as we incurred more commissions and bonuses due to improved sales and profits. The principal non-cash items affecting the difference between our net income and our net cash provided by operating activities in 2014 were US$3.0 million in provision for inventories declining in value, US$2.9 million in depreciation of property, plant and equipment and US$1.4 million in deferred income tax benefits.

Net cash provided by operating activities in 2013 was US$0.7 million. In 2013, the principal items accounting for the difference between our net income of US$7.9 million and our net cash provided by operating activities of US$0.7 million were an increase of US$10.2 million in inventories and an increase of US$8.3 million in accounts receivable (including receivables due from related parties), partially offset by an increase of US$8.4 million in accounts payable (including payables due to related parties). Our inventories and accounts payable (including payables due to related parties) increased as we increased the size of our inventories to support our increased sales, and our accounts receivable (including receivables due from related parties) increased with our net revenues. The principal non-cash item affecting the difference between our net income and our net cash provided by operating activities in 2013 was US$1.5 million in depreciation of property, plant and equipment.

Net cash used in operating activities in 2012 was US$5.1 million. In 2013, the principal items accounting for the difference between our net loss of US$0.9 million and our net cash used by operating activities of US$5.1 million were an increase of US$6.4 million in inventories and an increase of US$4.9 million in accounts receivable (including receivables due from related parties), partially offset by an increase of US$6.8 million in accounts payable (including payables due to related parties). Our inventories and accounts payable (including payables due to related parties) increased as we increased the size of our inventories to support our increased sales, and our accounts receivable (including receivables due from related parties) increased with our net revenues.

Investing Activities

Net cash used in investing activities in the three months ended March 31, 2015, was US$4.1 million, primarily due to purchase of property, plant and equipment of US$3.5 million, which included US$3.0 million for the purchase of production line equipment and US$0.5 million for the purchase of research and development equipment, as well as to an increase in restricted cash of US$1.9 million primarily relating to letters of credit and notes payable that we use in connection with capital expenditures and purchases of raw materials, partially offset by US$1.2 million from repayments of loans that we had made to shareholders in 2014 to ensure the timely completion of our restructuring.

Net cash used in investing activities in 2014 was US$17.0 million, primarily due to purchase of property, plant and equipment of US$15.1 million, which included US$8.0 million for the purchase of research and development equipment, US$5.4 million for the purchase of production line equipment and US$1.7 million for interior design of leased facilities. In addition, we lent cash of US$1.2 million to shareholders in need of liquidity mainly to ensure the timely completion of our restructuring and made a purchase of land use rights for US$0.7 million in February 2014 for 13,681 square meters of land in Suzhou.

Net cash used in investing activities in 2013 was US$8.9 million, primarily due to purchase of property, plant and equipment of US$8.3 million, which included US$4.6 million for the purchase of production line equipment, US$2.6 million for the purchase of research and development equipment and US$1.1 million for interior design of leased facilities.

Net cash used in investing activities in 2012 was US$3.4 million, primarily due to purchase of property, plant and equipment of US$3.9 million and receipt of proceeds of US$0.7 million from capital expenditure related government subsidy. Purchase of property, plant and equipment included US$2.8 million for the purchase of production line equipment, US$0.9 million for the purchase of research and development equipment and US$0.2 million for interior design of leased facilities.

Financing Activities

Net cash provided by financing activities in the three months ended March 31, 2015, was US$1.5 million, which primarily consisted of US$2.2 million return of capital from preferred shareholders relating to a restructuring concurrent with our Series C financing, partially offset by US$0.6 million in repayments of capital lease.

Net cash provided by financing activities in 2014 was US$44.0 million, which was primarily generated from US$37.8 million of proceeds from issuance of our Series C preferred shares, US$10.2 million of net proceeds from short-term borrowings, and US$3.9 million of net proceeds from capital lease, partially offset by US$7.9 million of return of capital (to be collected) from preferred shareholders relating to a restructuring concurrent with our Series C financing.

Net cash provided by financing activities in 2013 was US$11.4 million, which was primarily generated from US$5.4 million of proceeds from issuance of Series B-1preferred shares, and US$6.0 million of net proceeds from short-term borrowings.

Net cash provided by financing activities in 2012 was US$8.9 million, which was primarily generated from US$6.7 million of proceeds from issuance of Series B and B-1preferred shares, and US$2.2 million of net proceeds from short-term borrowings.

Capital Expenditures

Our capital expenditures are primarily incurred for the purchase of machinery and equipment, land use rights and interior design of leased facilities. Our capital expenditures were US$3.9 million in 2012, US$8.5 million in 2013, US$16.0 million in 2014 and US$3.3 million in the three months ended March 31, 2015. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make capital expenditures to meet the expected growth of our business.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1-3years	3-5years	More than 5 years
	(in US$ thousands)
Patent licenses	2,000	2,000	—	—	—
Operating lease obligations	1,449	709	740	—	—
Capital commitments	839	839	—	—	—
Finance lease	4,835	2,415	2,420	—	—

TOTAL	9,123	5,963	3,160	—	—

Our operating lease obligations are from lease agreements relating to our production plant and several offices. As of December 31, 2014, the leasing agreements will expire at various dates within 2015, 2016 and 2017. Total rental expenses relating to plant rental and office rental were US$0.1 million, US$0.3 million and US$0.7 million in 2012, 2013 and 2014, respectively. In March 2015, we entered into a new lease agreement with Tjoy Ltd. to lease 28,170 square meters of space for manufacturing and operation purposes. This new lease is classified as an operating lease, with a term from March 28, 2015 to March 27, 2021.

We have entered into agreements for purchase of machinery and equipment and interior design of leased facilities, which are classified as capital commitments. As of December 31, 2014, we had capital commitments relating to machinery and equipment of US$0.8 million.

We entered into arrangements in January 2014 to sell our production equipment to a capital leasing company and lease it back for a three-year term. The total principal amount was approximately US$5.7 million and the related interest is payable on a monthly basis over the term of the lease arrangements with interest rates ranging from 0.84% to 1.04% per month.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any unconsolidated third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Taxation

We generate the majority of our operating income (loss) from our PRC operations. Income tax liability is calculated based on a separate return basis as if we had filed separate tax returns for all the periods presented.

Cayman Islands

We are not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to us levied by the government of the Cayman Islands.

Hong Kong

Our subsidiary incorporated in Hong Kong, InnoLight HK, is subject to Hong Kong profit tax at a rate of 16.5%. Hong Kong does not impose a withholding tax on dividends.

China

Our subsidiary incorporated in China, InnoLight PRC, is subject to enterprise income tax on its taxable income in China at a standard rate of 25% if it is not eligible for any preferential tax treatment. Taxable income is based on the entity’s global income as determined under PRC tax laws and accounting standards. InnoLight PRC obtained “High and New Technology Enterprise” qualification in 2009 and renewed it in 2012, each time for three years. As a result, InnoLight PRC was eligible to enjoy a preferential tax rate of 15% in 2012, 2013 and 2014. InnoLight PRC is also subject to VAT and related surcharges at a combined rate of 19.04%.

Dividends paid by InnoLight PRC to InnoLight HK will be subject to PRC withholding tax at a rate of 10% unless they qualify for a special exemption. If InnoLight HK satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and receives approval from the relevant tax authority, then dividends paid by InnoLight PRC to InnoLight HK will be subject to a withholding tax rate of 5% instead. See “Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

If our holding company in the Cayman Islands, InnoLight Cayman, were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its global income at a rate of 25%. See “Risk Factors—Risks Relating to Doing Business in China—We or our Hong Kong subsidiary may be classified as a ‘PRC resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

If InnoLight HK were deemed to be a “PRC resident enterprise” under the Enterprise Income Tax Law, then dividends payable by InnoLight HK to InnoLight Cayman may become subject to 10% PRC dividend withholding tax. Under such circumstances, it is not clear whether dividends payable by InnoLight PRC to InnoLight HK would still be subject to PRC dividend withholding tax and whether such tax, if imposed, would be imposed at a rate of 5% or 10%. See “Risk Factors—Risks Relating to Doing Business in China—Any limitation on the ability of our PRC subsidiary to make payments to us, or the tax implications of making payments to us, could have a material adverse effect on our ability to conduct our business or our financial condition.”

United States

Our subsidiary incorporated in California, InnoLight Technology USA, Inc, is subject to U.S. federal income tax at a rate of 35% and California corporate tax at a rate of 8.84%.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

One material weakness that has been identified relates to our lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and selected disclosures under U.S. GAAP. The other material weakness that has been identified relates to our lack of sufficient and documented financial closing policies and procedures, specifically those related to period end cut-off, accounts classification and presentation. Either of these material weaknesses, if not timely remedied, may result in additional material misstatements in our consolidated financial statements that cannot be easily prevented or detected. For instance, we miscalculated both basic and diluted earnings per share for the year ended December 31, 2014 as a result of the material weaknesses in our internal control over financial reporting. We have restated earnings per share with an upward adjustment of US$0.31 for basic earnings per share and US$0.18 for diluted earnings per share for the year ended December 31, 2014. For more details, see Note 3 to our audited consolidated financial statements included elsewhere in this prospectus.

We have taken measures and plan to continue to take measures to remedy these material weaknesses. We have hired Ms. Bin Yu, who has extensive financial reporting and auditing experience under U.S. GAAP, as our chief financial officer, and a new financial controller who is experienced with reporting under U.S. GAAP. We plan to continue to undertake steps to strengthen our internal control over financial reporting, including (1) hiring more resources to strengthen our financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (3) developing a compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and (4) setting up an internal audit function as well as engaging an external consulting firm to assist us in assessing Sarbanes-Oxley compliance readiness and improving our overall internal controls. Furthermore, we are working to prepare comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period end financing closing process. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Related to Our Business—In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2014, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

Holding Company Structure

Our holding company in the Cayman Islands, InnoLight Cayman, is a holding company with no material operations of its own. We conduct our operations primarily through InnoLight PRC, which is incorporated in China. As a result, our ability to pay dividends depends upon dividends paid to us by InnoLight PRC. If InnoLight PRC or any newly formed subsidiaries of ours incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, InnoLight PRC is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, InnoLight PRC is required to allocate a portion of its after-tax profits based on PRC accounting standards to a reserve fund, staff welfare and bonus funds and an enterprise expansion fund at its discretion or in accordance with its articles of association. These funds can only be used for specific purposes and are not transferable to InnoLight Cayman in form of loans, advances, or cash dividends. As of March 31, 2015, the amount reserved in these funds was approximately US$0.02 million.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2012, 2013 and 2014 were increases of 2.5%, 2.5% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. After June 2010, the RMB began to appreciate against the U.S. dollar again, although there have been some periods when it has lost value against the U.S. dollar, as it did for example during 2014. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

We use the U.S. dollar as our reporting currency. The majority of our net revenues are denominated in U.S. dollars, and the majority of our costs and expenses are denominated in RMB. Appreciation of the RMB against the U.S. dollar would increase the reported amounts of our net revenues, costs and expenses, whereas depreciation of the RMB against the U.S. dollar would decrease those amounts. Our gross margins, operating margins and net income would be affected in ways that are difficult to predict. To the extent that we need to convert U.S. dollars we received from this offering into RMB for our operations or capital expenditures, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, our future interest income may fall short of expectations due to changes in market interest rates.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements appearing elsewhere in this prospectus, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates, judgments and assumptions on an on-going basis for taxes.

Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. These estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from such estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Our revenue transactions consist predominately of sales of products to customers. Product revenues are generally recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, we enter into a master agreement with a customer, which specifies general terms and conditions, or obtain purchase orders, which specify the key terms of individual orders, such as quantity and price. For the arrangements that do not include rights of return, price protection or other similar privileges, we record revenue when products are delivered. For the arrangements that include right of return, we estimate return provision, if any, based on the historical return data when recognizing revenue upon delivery. Delivery occurs when title and risk of loss transfer to customers, which is either at the customer’s designated location or at the customer’s designated carrier, depending on the specific contractual terms. Any payments received prior to revenue recognition are recorded as advance from customers.

At the time revenue is recognized, we establish an accrual for estimated warranty expenses associated with sales, recorded as a component of cost of goods sold.

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable arising from sale of products is initially recognized at fair value of the contractual payments from customers.

We determine the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Cost of Goods Sold

Cost of goods sold is principally comprised of costs associated with the manufacture, assembly, packaging, testing and distribution of optical transceiver products to customers, including the costs of raw material, production labor, and direct and indirect overhead, as well as depreciation or amortization associated with fixed assets or intangible assets necessary to the production of optical transceiver products.

Cost of goods sold also includes settlement costs of intellectual property matters with third parties, in particular, settlement costs of litigation related to alleged infringement of third-party patents. Litigation settlement costs related to past alleged infringement are charged at the time of the settlement to cost of goods sold. Litigation settlement costs related to future licensed access to third-party patents are capitalized as prepaid royalties and amortized to cost of goods sold ratably over the remaining license periods. Litigation settlement costs related to future licensed access to third-party patents are not incurred on a per-unit basis and therefore do not have a direct relationship to cost of goods sold.

Inventories

Inventories are stated at the lower of cost (determined using the weighted-average method) or market value. We permanently write down the costs of obsolete inventories to their estimated net realizable value. We define obsolete inventory as inventory that will no longer be used in the manufacturing process. We estimate excess and slow moving inventory based upon assumptions of future demand and market conditions. If actual market conditions are less favorable than we projected, additional inventory write-downs may be required. The write-down is charged to the provision for inventories, which is a component of cost of goods sold. Inventory provisions recorded in 2012, 2013 and 2014 were US$0.03 million, US$0.1 million and US$3.0 million, respectively. Inventory provisions recorded in the three months ended March 31, 2014 and 2015 were nil and US$0.2 million, respectively.

Share-Based Compensation

We recognize compensation expenses associated with an equity award over the period in which the grantee is required to provide services to us in exchange for the equity award, which is generally the vesting period. Share-based compensation expenses are classified in the consolidated statements of income and comprehensive income based upon the job functions of the grantees.

We estimate forfeitures at the time of grant and revise our estimates in subsequent periods if actual forfeitures differ from initial estimates. We record share-based compensation expense net of estimated forfeitures so that we only record expenses for those equity awards that are expected to vest.

A change in any terms or conditions of an equity award is accounted for as a modification of our share incentive plan. We measure incremental compensation costs as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms or conditions are modified. We calculate the excess based on the fair value of the ordinary shares underlying the award and other pertinent factors on the modification date. For vested equity awards, we recognize incremental compensation costs in the period the modification occurs. For unvested equity awards, we recognize the remaining unrecognized compensation costs for the original award on the modification date, and the sum of the incremental compensation costs over the remaining period in which the grantee is required to provide services to us in exchange for the modified award. We did not modify our equity awards in 2012, 2013, 2014 or the three months ended March 31, 2015.

On August 1, 2012, we agreed to issue a total of 840,000 ordinary shares to certain officers and employees for an aggregate consideration of US$44,000. We updated our register of members in August 2014 to reflect the issuance. We measure the fair value of these ordinary shares, which was US$0.68 per share, at the issuance date of August 1, 2012. The excess of fair value over the consideration was US$0.5 million, which we recorded as share-based compensation expenses in 2012.

On December 17, 2014, we adopted our 2014 Share Incentive Plan, which we refer to as the 2014 Plan, to link the personal interests of our employees, directors and consultants to the success of our business. The maximum aggregate number of shares which may be issued under the 2014 Plan is 2,358,444 ordinary shares.

On December 17, 2014, we granted options to purchase 1,886,000 ordinary shares to certain of our directors, officers and employees under the 2014 Plan. These options vest over a 3.8-year period, with 25% of the options vesting on September 30, 2015, and the remainder vesting thereafter in 36 substantially equal monthly installments. We recorded share-based compensation expenses of US$0.04 million in 2014.

On January 19, 2015, we granted options to purchase 235,844 ordinary shares and 235,844 restricted shares to an officer under the 2014 Plan. These restricted shares and options vest over a 3.7-year period, with 35% vesting on September 30, 2015, 25% vesting on September 30, 2016, 25% vesting on September 30, 2017 and 15% vesting on September 30, 2018. We recorded share-based compensation expenses of US$0.3 million in the three months ended March 31, 2015.

The following table sets forth information regarding our grant of options as share-based compensation from 2012 to the date of this prospectus:

	Number of Options Granted	Weighted Average Exercise Price (US$)	Fair Value of Options as of the Grant Date (US$)	Fair Value of the Underlying Ordinary Shares as of the Grant Date (US$)	Intrinsic Value as of the Grant Date(1) (US$)	Type of Valuation
December 2014	1,886,000	2.20	0.73	1.92	—	Contemporaneous
January 2015	235,844	2.20	0.85	1.92	—	Contemporaneous

Notes:

(1)	We calculate the aggregate intrinsic value as the aggregate difference between the exercise price of in-the-money options and the estimated fair value of the underlying shares on the date the options were granted.

The following table sets forth information regarding our issuance of ordinary shares and grant of restricted shares as share-based compensation from 2012 to the date of this prospectus:

	Type of Shares	Number of Shares Granted	Weighted Average Issuance Price (US$)	Fair Value as of the Grant Date (US$)	Intrinsic Value as of the Grant Date(1) (US$)	Type of Valuation
August 2012	Ordinary	840,000	0.05	0.68	529,888	Retrospective
January 2015	Restricted	235,844	—	1.92	452,820	Contemporaneous

Notes:

(1)	We calculate the aggregate intrinsic value as the aggregate difference between the issuance price of ordinary shares or restricted shares and their estimated fair value on that date.

Significant factors, assumptions, and methodologies used in determining fair value of ordinary shares

To record share-based compensation in connection with the issuance of ordinary shares to certain officers and employees in 2012, we performed a retrospective valuation with the assistance of an independent appraiser to determine the fair value of these ordinary shares on their issuance date. We did not perform a contemporaneous valuation of the ordinary shares because at the time of their issuance, our limited financial and human resources were principally focused on business development efforts. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

We were a private company with no quoted market prices for our ordinary shares. We had therefore made estimates relating to the fair value of our ordinary shares on each date. For instance, we considered the value of private equity investments which we received closest to each date. We also considered valuation reports prepared by an independent appraiser. These valuation reports were prepared based on data we provided and were considered only as guidelines. With the assistance of these reports, we evaluated three generally accepted approaches of valuation, market, cost and income, and chose to apply the income approach to determine the fair value of our ordinary shares. The market and cost approaches were inappropriate because we found no exactly comparable market transaction for the market approach, and the cost approach did not directly incorporate information on the economic benefits contributed by our business operations.

In applying the income approach and performing an analysis of discounted cash flows on our ordinary shares, we made complex and highly subjective judgments and assumptions on our projected financial and operating results. We also made other assumptions on our weighted average cost of capital, general market and macroeconomic conditions, the nature and stage of our development, comparable companies and business risks. We believe the assumptions used to determine the fair value of our ordinary shares are consistent with our business plan, but these assumptions are highly subjective and inherently uncertain. Any changes in these assumptions could significantly affect the results of valuation, and hence our financial positions and the results of our operations. In addition, our assumptions do not incorporate any material change in the existing political, legal and economic conditions in China, the tax rates applicable to our PRC subsidiary, or our ability to retain competent management and key employees to support our ongoing operations. Our assumptions also include no material deviation in market conditions from economic forecasts.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent appraiser:

	Fair Value per Ordinary Share	Weighted average cost of capital(1)	Discount for lack of marketability(2)
August 17, 2012	0.67	24.0%	40.0%
January 25, 2013	0.84	24.0%	35.0%
December 31, 2014	1.92	21.5%	15.0%
January 19, 2015	1.92	21.5%	15.0%

Notes:

(1)	The weighted average cost of capital, or WACC, was used as the discount rate under the income approach. The WACC was determined based on factors such as risk-free rate of return, comparative industry risk, equity risk premium, company size and company-specific factors. Seven publicly traded companies in the United States were selected for reference as our guideline companies in deriving WACC.
(2)	To determine discount for lack of marketability, or DLOM, the option pricing model (put option) was applied to quantify the DLOM where applicable, taking into consideration factors like the timing of liquidity event such as an IPO and estimated volatility of our ordinary shares.

Significant factors, assumptions, and methodologies used in determining fair value of options

We value options using the binomial option-pricing model. Assumptions used to determine the fair value of the options granted in December 31, 2014 and January 19, 2015 are presented below:

	December 31, 2014		January 19, 2015
Expected volatility(1)		53.26%		53.26%
Risk-free rate of return (per annum)(2)		1.83%		1.83%
Exercise multiple(3)		1.8–2.0		2.2
Dividend yield(4)		0.00%		0.00%
Expected forfeiture rate (post-vesting)(5)		15.0%		0.0%
Fair value of the underlying shares on the date of option grants	US$	1.921	US$	1.921

Notes:

(1)	We estimate expected volatility based on the historical volatility of share prices of comparable companies.
(2)	We estimate risk-free rate of return based on market yield of U.S. Treasury bonds with a maturity close to the option life as at the valuation date.
(3)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on empirical studies on the actual exercise behavior of employees.
(4)	We have never declared or paid cash dividends and do not anticipate any dividends in the foreseeable future on our shares or ADSs.
(5)	We estimate the expected forfeiture rate based on historical employee turnover rate.

The binomial option pricing model may not be reliable to value our options, because it was developed to estimate the fair value of traded options that have no vesting restrictions and are fully transferable. In general, the actual value realized upon the exercise, expiration, early termination or forfeiture of certain share-based awards, including options, may deviate significantly from their fair value estimated on the grant date and reported in our financial statements. There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates using valuation models, or any means to compare and adjust the estimates to actual values.

Significant factors contributing to the changes in the fair value of our ordinary shares

The increase in the fair value of our ordinary shares from US$0.67 per share as of August 17, 2012 to US$0.84 per share as of January 25, 2013 was primarily attributable to the following factors:

•	During this period, we experienced steady growth in our business.

•	Taking into account the introduction and qualification of new products, as well as better recognition of our brand and products in our industry, we adjusted our forecasted revenues and earnings upward when preparing our financial forecast for the valuation as of January 25, 2013.

•	We raised additional capital by issuing Series B and Series B-1 preferred shares in August 2012 and January 2013 to fund the expansion of our business.

The increase in the fair value of our ordinary shares from US$0.84 per share as of January 25, 2013 to US$1.92 per share as of December 31, 2014 and January 19, 2015 was primarily attributable to the following factors:

•	During this period, we experienced substantial growth in our business. Our net revenues increased from US$25.8 million in 2012 to US$121.5 million in 2014, and we had a net income of US$11.3 million in 2014 compared to a net loss of US$0.9 million in 2012.

•	Taking into account the growth in our sales of 40G optical transceivers, the increase in our capital expenditures and the progress we made in the research and development of 100G products, we adjusted our forecasted revenues and earnings upward when preparing our financial forecast for the valuation as of December 31, 2014.

•	We raised additional capital by issuing Series C preferred shares in September 2014 to fund the continued expansion of our business.

•	The WACC applied in the income approach of the valuation decreased from 24.0% as of January 25, 2013 to 21.5% as of December 31, 2014 and January 19, 2015, primarily due to the decrease in our risk premium as we met forecasted net revenues and earnings during this period.

•	The DLOM applied under the option pricing model decreased from 35.0% as of January 25, 2013 to 15.0% as of December 31, 2014 and January 19, 2015, due to the decrease in average historical price volatility of comparable companies and the increase in the liquidity of our ordinary shares as we progressed towards this offering.

Income Taxes

Income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in our opinion, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to our taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations for the period during which the change is enacted. The components of the deferred tax assets and liabilities are individually classified as current or non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of our current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our experience with tax attributes expiring unused, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carry-forwards, future taxable income arising from the implementation of tax planning strategies, and known trend of profits expected in our industry.

We recognize a tax benefit associated with an uncertain tax position when, in our judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, we initially and subsequently measure the tax benefit as the largest amount that we judge to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. Our liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. Our effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by our management. We classify interest and penalties recognized on the liability for unrecognized tax benefits as income tax expenses.

Recent Accounting Pronouncements

In July 2013, the FASB issued Accounting Standards Update (ASU) 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists”, which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, except for when a net operating loss carry forward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. This ASU is not reasonably expected in the future to have a material impact on our consolidated financial statements, because we do not have net operating loss carryforward.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on our consolidated financial statements, because we do not have discontinued operations or disposals of components of an entity.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of recognition. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We do not anticipate that this adoption will have a significant impact on our consolidated financial statements.

INDUSTRY

Data Center Growth

As the internet grows, so do data centers. Traffic to, from, between or within data centers accounted for 96.8% of global internet protocol traffic in 2013, and this figure is expected to increase to 98.6% in 2018, according to the Cisco Global Cloud Index and the Cisco Visual Networking Index. The volume of global data center internet protocol traffic is expected to grow from 3.1 zettabytes in 2013 to 8.6 zettabytes in 2018, according to the Cisco Global Cloud Index, representing a CAGR of 23%.

Global Data Center Internet Protocol Traffic (in zettabytes)

Source: Cisco Global Cloud Index, 2014

The increase in data center traffic is expected to be taken up primarily by cloud data centers. In cloud computing, applications are distributed across thousands of servers that are connected by a high-speed network. Together, these servers form a pool of resources that allows applications to be rapidly deployed and cost-effectively updated. Nearly all consumer applications today are delivered as cloud services, and enterprise applications are rapidly moving to the cloud as well. According to the Cisco Global Cloud Index, cloud data center workloads, which are defined as a virtual or physical set of computer resources that are assigned to run a specific application or provide computing services for one to many users, are expected to increase at a CAGR of 24% from 2013 to 2018, while traditional data center workloads are expected to decrease at a CAGR of 2% over the same period. By 2018, cloud data center workloads are expected to comprise 78% of total data center workloads, according to the same source.

Total Data Center Workloads (in millions)

Source: Cisco Global Cloud Index, 2014

More data center capacity is being built to handle this traffic. Global installed data center capacity is expected to increase from approximately 1.6 billion square feet in 2013 to approximately 1.9 billion square feet in 2018, at a CAGR of 4.1%, according to International Data Corporation, or IDC, an independent market research company. Not only is overall capacity increasing, but the data center industry is also shifting in favor of larger and larger data centers. The aggregate network bandwidth in the cloud can be orders of magnitude higher than typical legacy data center networks. The capacity of high-end data centers, defined as data centers at least 20,000 square feet in size with at least 500 installed servers, is expected to grow at a faster pace, at a CAGR of 11%, from 31% of total data center capacity in 2013 to 43% in 2018, according to IDC.

Capacity of High-end and Low-to-mid End Data Centers (in millions of sq. ft.)

Source: IDC, 2014

China is adding data center capacity rapidly, particularly for the largest data centers. According to LightCounting, the amount of annual new capacity for mega data centers in China is expected to increase from 0.6 million square feet in 2013 to 3.5 million square feet in 2018, representing a CAGR of 40%. Mega data centers is the term that LightCounting uses to refer to relatively large cloud data centers, including data centers operated by Web 2.0 content and commerce companies as well as cloud services providers. By comparison, the amount of annual new capacity for mega data centers worldwide is expected to grow at a CAGR of 29% over the same period, from 8.6 million square feet in 2013 to 30.7 million square feet in 2018.

Global Optical Transceiver Market

The global ethernet market was approximately $1.7 billion in 2014 and is expected to grow to approximately $4.0 billion by 2020, according to LightCounting. Within that, telecom and enterprise data centers are expected to constitute a declining proportion, from 32% in 2014 to 18% in 2020 in the case of telecom and from 27% in 2014 to 19% in 2020 in the case of enterprise data centers. On the other hand, mega data centers are expected to constitute an increasing proportion, from 41% in 2014 to 63% in 2020, or from US$685 million in 2014 to US$2.5 billion in 2020, representing a CAGR of 24%.

More traffic also means not only more data center capacity and bigger data centers but also faster interconnection speeds. A key limitation of network capacity is the amount of data that can be transmitted through a single fiber from one point to another. Networks increase the amount of data that is transmitted from point to point by transmitting the data in less time, but interconnection speeds are only as fast as the optical transceivers can convert electrical signals into optical signals and vice versa. In 2010, the Institute of Electrical and Electronics Engineers 802.3 Working Group, which develops standards for ethernet networks, published the first industry standards for 40G and 100G wired ethernet. Currently, 40G is the fastest commercially viable speed for data center networks, and 100G, as the next higher speed for which a standard has been defined, is the focus for the development of the next generation of optical transceiver products. Global sales volume for 40G or faster optical transceivers for use in cloud data centers is expected to grow from US$376 million in 2014 to US$2,249 million in 2019, representing a CAGR of 43%. By comparison, 1G and 10G are both expected to decline.

Optical Transceiver Sales to Mega Data Centers (in US$ millions)

Source: LightCounting

Compared to single mode, multi-mode transmits higher amounts of data at a time, but for a shorter distance. As a result, the data center industry, which is shifting in favor of larger data centers, is driving increased deployment of single mode technology. Single mode optical transceivers are more challenging to manufacture than multi-mode ones because the alignment of the optical components needs to be much more precise. Parallel single mode optical transceivers, such 40G products with four 10G parallel optics and 100G products with four 25G parallel optics, are even more challenging.

These developments are changing the ways that companies do business. Large internet companies are facing challenges due to dynamic data demand from growing numbers of users. Many of them have responded by building their own data centers, because the leading-edge solutions they require are not met in a cost effective way by traditional enterprise systems from system equipment venders or system integrators. According to Ovum, capital expenditure by companies whose primary business is the creation, storage and dissemination of digital information such as Google and Amazon doubled from US$23 billion in 2008 to US$46 billion in 2013 and is expected to grow to US$116 billion by 2019, representing a six-year CAGR of 17%. The two largest spenders, Google and Apple, each incurred US$11.0 billion in capital expenditures in fiscal year 2014, and Apple also disclosed that it anticipates utilizing approximately $13.0 billion for capital expenditures during fiscal year 2015. By contrast, capital expenditure by telecom companies and other communications service providers is expected to grow at a six-year CAGR of only 0.9% between 2013 and 2019.

Other large enterprises that have already built data centers are facing a difficult choice. Constrained by the need to make the best use of their legacy data center infrastructure, some of them will continue to upgrade their existing facilities. This creates a demand for products that can handle greater volumes of traffic at higher speeds within the parameters for power consumption and heat dissipation that were originally designed into the data center. At the same time, other large enterprises will turn to cloud data center operators to meet part or all of their needs, further boosting demand for the largest and most sophisticated data centers.

Cloud Data Center Architecture

The majority of data center traffic (and thus the majority of internet protocol traffic) occurs within data centers. According to the Cisco Global Cloud Index, traffic within data centers accounted for 76.7% of global internet protocol data center traffic in 2013. Traffic between data centers accounted for another 6.6%. This is not likely to change in the near future. Cloud computing significantly increases traffic within and between data centers due to its distributed architecture and use of shared resources. With increasing virtualization, multiple workloads per physical server become more common, which also increases traffic within and between data centers. Larger facilities with more internal servers and clusters further drive this trend.

A typical data center has servers inserted in vertical racks, with the racks in turn being arranged in rows. Under the common top-of-rack networking configuration, there is a switch at the top of each rack. The cables connecting servers to the top-of-rack switch are relatively short, their length being limited by the height of the rack, but the cables connecting the switches to aggregation switches or connecting the aggregation switches to the core switches that connect to the internet would be considerably longer, especially in a large data center. The newest data centers are adopting a flat architecture where the top-of-rack switches are connected directly to the core switches. This type of configuration has significant benefits in terms of flexibility and speed, but it generally requires longer cables.

Old Data Center Architecture	New Data Center Architecture

Whereas legacy data centers may still use copper cables to connect servers to the top-of-rack switch, newer data centers are generally designed with a minimum interconnection speed of 10G that requires the use of fiber optic cables. Multi-mode optical transceivers may suffice for shorter fiber optic cables, but single mode optical transceivers are more likely to be required for longer fiber optic cables. As data centers become larger in scale to accommodate increasing traffic, data transmission within the data center has to cover longer distances within given constraints on power consumption and physical space, and we expect newly built greenfield data centers to be designed around the capabilities of single mode technology.

Challenges

Key challenges facing suppliers of optical transceivers include:

•	Designing products to meet constantly evolving standards. As technology matures, the cost of higher-performance optical transceivers decreases and they eventually reach price/performance parity with the previous generation of products on a gigabyte-per-second basis. Reaching cost parity can lead to wider, more rapid adoption of the newer generation of products or even a wholesale shift to the newer generation, rendering older products obsolete. Optical transceiver suppliers cannot afford to trail behind the leading edge of innovation.

•

Adapting to shorter product development cycles. Optical transceiver product life has been shortened as a result of the continuing growth in data center traffic and server processing power. End customers are placing more pressure on hardware vendors to help them cope with their fast-growing user data demand. Telecom operators are gradually shifting towards an internet protocol infrastructure, sharply reducing product life for optical transceivers in the telecom market as well. Suppliers of optical components have had to shorten their product development cycles significantly in order to ensure rapid time-to-market.

•	Developing new products that fit into preexisting data center infrastructure. As data center infrastructure is fixed and expensive to change, optical solutions for upgrades are required to fit into the preexisting infrastructure. In addition, power consumption is one of the major operating costs for data center operators. While facing relentless growth in data traffic, data center operators are carefully managing data center power consumption. Suppliers of optical components must be able to develop products that combine high density, high speed, small form factor and low power consumption.

•	Collaborating directly with cloud data center operators. As cloud data centers increase in size and complexity, the operators have been bypassing system equipment manufacturers and system integrators in order to source customized products that meet their exact needs directly from optical component vendors. Optical component vendors can no longer concentrate on satisfying a small number of system equipment manufacturers and system integrators, but must work directly with a large number of end customers and become more flexible, efficient, effective and sophisticated in working with them.

BUSINESS

Overview

We are a leading infrastructure enabler of cloud data center networks. Our optical transceivers connect computer servers by converting electrical signals into optical signals for transmission over fiber optic cables. We focus on optical transceivers that handle data transmission at high speeds within and between cloud data centers, and our products have been adopted by some of the largest data center operators in the United States. We are a leader in the single mode 40G optical transceiver market, with a 37% global market share in 2014 based on revenue according to a research report we commissioned from LightCounting. Forty gigabits per second, or 40G, is currently the fastest commercially viable speed for data center networks. By leveraging our proprietary expertise and know-how from developing 40G products, we have developed new products for the cloud data center 100G optical transceiver market, which is expected to exceed the 40G market in terms of revenue by 2016, according to LightCounting.

The substantial growth in data traffic in recent years has been driven by the proliferation of smartphones and other mobile devices, the worldwide adoption of high bandwidth mobile networking, the increase in rich media content and the spread of internet-enabled devices. The demand for cloud data centers to handle this traffic has been strong and is expected to continue to grow. Annual global cloud IP traffic is expected to grow at a CAGR of 32% per year from 2013 to 2018, according to the Cisco Global Cloud Index. Global mobile data traffic is expected to grow at a CAGR of 57% per year from 2014 to 2019, according to the Cisco Visual Networking Index. In turn, strong demand from the data center industry is expected to drive continued rapid growth in the optical transceiver market, particularly for the high-performance optical transceivers that we produce. Global sales volume for 40G or faster optical transceivers for use in cloud data centers is expected to grow from US$376 million in 2014 to US$2,249 million in 2019, according to LightCounting, representing a CAGR of 43%. Capital expenditure by companies whose primary business is the creation, storage and dissemination of digital information such as Google and Amazon doubled from US$23 billion in 2008 to US$46 billion in 2013 and is expected to grow to US$116 billion by 2019, according to Ovum Ltd., representing a six-year CAGR of 17%.

Our products include a comprehensive suite of 10G and 40G optical transceivers as well as a growing number of leading-edge 100G products. We strategically focus on developing high-performance optical transceivers for interconnections within and between data centers, particularly single mode optical transceivers, which are effective over longer distances than multi-mode ones. As data centers become larger in scale to accommodate increasing traffic, data transmission within the data center has to cover longer distances within given constraints on power consumption and physical space, and we expect single mode technology will become increasingly prevalent. We have shipped over 2.5 million units of optical transceiver products since the founding of our company in 2008. We have developed research and development targets and a product roadmap for a comprehensive suite of leading-edge 100G products and are currently transitioning our first generation of 100G products from development to production. We design, develop and manufacture our products in-house, which allows us to respond quickly to new opportunities in our rapidly evolving market.

We have implemented a flexible sales strategy to serve a full range of customers. We sell our products through both our direct sales force and our channel partners. In the United States, we focus on sales directly to cloud data center operators and system integrators, while in China we usually work with system equipment manufacturers as well as system integrators. Cloud data center operators have the greatest demand for high-performance optical transceivers and require the most customization. Selling to them directly enables us to better understand their needs and the direction in which the market is evolving, and thereby to meet their time-to-market requirements. Time-to-market is an important competitive edge as product cycles shorten. In addition to the cloud data center market, we are selectively penetrating the enterprise and telecom carrier markets as these customers migrate to higher interconnection speeds and as telecom companies in particular transition from traditional to cloud computing. In 2014, our customers included Google and Arista in the United States and ZTE and H3C in China.

We follow a selectively vertically integrated business model, under which we perform the essential steps of product research, design, development and manufacturing in-house while purchasing components from multiple suppliers. Our research and development and our manufacturing facilities are located together with our headquarters at the Suzhou Industrial Park, where we work in close proximity to many key component suppliers, fiber optics cable companies and research and development centers in our industry. We believe that concentrating our facilities in one location within a robust optoelectronics ecosystem facilitates collaboration, reduces development time, accelerates time-to-market and enhances our ability to ramp up production quickly. As a China-based company, we have been able to select from among some of the best candidates in the massive and highly educated talent pool in China, and we have fostered practices and expectations based on our Silicon Valley origins, including encouraging innovation, supporting professional training initiatives and promoting a less hierarchical corporate culture.

We have experienced rapid growth since our inception in 2008. We generated net revenues of US$25.8 million, US$71.8 million and US$121.5 million in 2012, 2013, and 2014, respectively, for a two-year CAGR of 117%. We had a net loss of US$0.9 million in 2012, and net income of US$7.9 million and US$11.3 million in 2013 and 2014, respectively. We generated net revenues of US$26.5 million and US$41.4 million in the three months ended March 31, 2014 and 2015, respectively, and had net income of US$3.8 million and US$6.5 million, respectively.

Our Strengths

We are a leading infrastructure enabler of cloud data center networks. Our competitive strengths include the following:

Industry leading position in the cloud data center market

We are the leading provider of single mode 40G optical transceivers, with a 37% global market share in 2014 based on revenue according to a research report we commissioned from LightCounting, and we are also one of the first companies to develop products for the 100G market. We have close collaborative working relationships with leading data center operators that require the highest level of technological innovation to meet their needs. We believe our focus on the cloud data center market differentiates us from other optical transceiver vendors who primarily address the enterprise or telecom markets. The cloud data center market is growing rapidly and offers attractive fundamentals. Global sales volume for 40G or faster optical transceivers for use in cloud data centers is expected to grow from US$376 million in 2014 to US$2,249 million in 2019, according to LightCounting, representing a CAGR of 43%.

Proprietary technological expertise and track record of successful innovation

Using our proprietary optics integration techniques, we were one of the first players in the industry to successfully produce 40G optical transceivers for data center applications using parallel single mode technology. By further leveraging our proprietary expertise and know-how from developing 40G products, we have developed research and development targets and a product roadmap for a comprehensive suite of 100G products and are currently transitioning our first generation 100G products from development to production. These leading-edge solutions require expertise and intellectual property across numerous disciplines including active and passive optical device design, systems-level analog and mixed-signal integrated circuit design, and optical device integration and packaging, much of which is developed over time and cannot be easily replicated. Our strong portfolio of intellectual property includes 50 patents granted and 38 patent applications pending in China, as well as 3 patent applications pending in the United States.

Fast time-to-market

Our highly capable in-house design, development and manufacturing teams enable fast development and production ramp-up of our optical transceivers and provide quick response to each customer’s specific needs. For example, when cloud data centers asked for faster alternatives to 10G technology, we were one of the first companies to complete development and commence volume production of 40G optical transceivers to meet their needs. Combining our research and development and manufacturing facilities at a single location with our company headquarters facilitates active cooperation between departments and also helps us to respond quickly to market changes. We believe our ability to deliver new customized products more quickly provides us with a strategic advantage given that the requirements in cloud computing and data center networking continue to evolve rapidly.

Close relationship with customers and deep understanding of their requirements

We have a close collaborative relationship with industry leaders in the cloud data center market. Our design team works closely with our customers’ engineers to design products that will meet their requirements. This close collaboration gives us unique insights into our customers’ needs, both current and future. Our focus on the most advanced solutions for the most innovative cloud data center operators creates a virtuous cycle which we believe will help sustain our competitiveness. For instance, we expect that our data center customers will be among the first to use 100G single mode transceivers. Our close relationship with cloud data center operators is the cornerstone of a flexible and innovative open channel sales strategy that exploits opportunities to disrupt the existing value chain while still maintaining sales with traditional intermediaries like system equipment manufacturers and system integrators.

Operational benefits from our innovative business model and distinctive China-based infrastructure

Among the top manufacturers of high-performance optical transceivers for the data center market, we are the only company headquartered in China. Our selectively vertically integrated business model allows us to control every stage of the research, design, development and manufacturing process. Our headquarters, research and development and manufacturing facilities are all at the same location, which allows us to reduce development times and time to market. We also benefit from the robust local optoelectronics ecosystem at the Suzhou Industrial Park, where we work in close proximity to many key component suppliers, fiber optics cable companies and research and development centers in our industry. As a result, we are able to achieve a highly favorable price/performance ratio in our product design, development and manufacturing. In addition, we have been able to hand pick some of the best candidates from the massive and highly educated talent pool in China, where more than one million students graduated from engineering programs in 2013. We also actively encourage and support our employees to pursue continued education to earn higher degrees. We believe that our roots in China will also give us an edge in penetrating the rapidly growing Chinese data center, enterprise and telecom markets for high-performance and leading-edge optical transceivers.

Strong management team and culture highly attractive to top talent

We have a strong, experienced management team consisting of veterans with a collective 139 years in the industry, including a collective 88 years outside of China. Most of the members of our core management team have been working together since our inception in 2008, some of them even longer. Our management team is committed to bringing Silicon Valley culture to China by fostering practices and expectations based on our Silicon Valley origins, including encouraging innovation, supporting professional training initiatives and promoting a flat corporate culture. As a result, our firm has consistently seen low attrition rates. With the combined knowledge and experience of our management team and a loyal employee base, we believe we are well positioned to continue our industry leadership.

Our Strategies

We intend to pursue the following strategies:

Continue to innovate and extend leadership in the cloud data center market

We focus on cloud data centers and work closely with industry leaders when we design and manufacture our optical transceivers. We believe there are significant opportunities for us to broaden the range of products we sell and the range of customers to whom we sell them. The form factor and performance attributes of optical transceivers vary by application, and within a single data center there are numerous varieties of transceivers used. Furthermore, bandwidth requirements are driving data center operators to upgrade the optical interconnections within their data centers on a more rapid timeframe, potentially every few years. We will continue to enhance the features and capabilities of our products, and we plan to leverage the success of our high-performance 40G data center products in further developing our technology roadmap. We believe that continued innovation is critical to addressing the complex and changing requirements of cloud data center networks and that our experience and approach will allow us to continue to excel.

Expand and increase penetration in the enterprise and telecom markets

We believe there are unexploited opportunities in the enterprise segment and selected telecommunications markets, and we plan to expand our product positioning beyond cloud data center operators by leveraging our existing technological and operational expertise. The enterprise and telecommunications markets are still dominated by 10G products, but as these customers continue to upgrade their capabilities to cope with the inexorable growth in data, we expect them to follow the lead of the cloud data center operators and demand faster optical transceiver products, at speeds where we have already established our expertise and reputation. We believe that our design wins with cloud data center operators validate our product quality and our service capability and enhances our credibility with potential customers in other sectors.

Further expand and penetrate the massive China market

To date, the majority of our sales have been to customers and data center operators in the United States, but we believe our opportunity in China is substantial. China had an estimated 649 million internet users, including an estimated 557 million mobile users, by the end of 2014, according to the China Internet Network Information Center. It is also home to some of the world’s largest internet companies, whose demand for networking capabilities is expected to increase rapidly as they attempt to keep up with the flood of data being generated by Chinese internet activity. We plan to leverage our leadership in high-performance and leading-edge optical transceivers and strengthen our relationships with Chinese internet companies as they look to upgrade and build new data centers. We also plan to increase our market share with Chinese system equipment manufacturers and telecommunications service providers. We believe our unique position as the only pure play vendor of leading-edge optical transceivers based in China will give us an advantage in addressing the needs of Chinese customers as they require increasingly more sophisticated solutions to managing data.

Continue to innovate and develop leading-edge technologies

We focus on cloud data centers, which face the need to upgrade their networking capabilities potentially every five years or so in order to meet increasing bandwidth demand. We believe that the continued success of our products depends upon our developing optical transceivers with higher speed, higher density, lower power consumption and superior electrical/optical performance. Our strategy is to develop key technologies for components that are not currently available but that we expect will be critical to support the next generation of products. For example, we plan to develop PAM-4 50G modulators, which we expect will be a building block for 4x100G optical transceivers. We also plan to develop athermal lasers, as we expect stability and selectivity for laser wavelength to become important and laser speed to become less significant as lasers are operated on continuous wave going forward. We also plan to develop techniques to achieve photonic integration on silicon wafers. As more components are included in higher speed packaging, our goal in photonic integration is to carry out metallization, bonding, sealing and dicing all on the level of the silicon wafer. Additional targets and plans such as multi-channel optics and high speed electronics will be extensions from our current 100G technologies, which give us a strong competitive base to move forward. We believe that continued innovation will allow us to develop products that are both competitive in both price and performance and suitable for being manufactured in quantity.

Pursue complementary acquisitions and strategic alliance opportunities

We plan to selectively pursue acquisitions of intellectual property, design teams, or companies that complement our strengths and will help us execute our strategies. We also aim to establish additional strategic alliances with industry leaders in order to maintain our position at the forefront of evolving technological and business trends within our market.

Our Products

We design, develop and manufacture high-performance optical transceivers primarily for use within and between data centers. Transceivers are optical subsystems that integrate a transmitter and a receiver. Transmitters combine a laser with direct or indirect modulation to convert electrical signals into optical signals for transmission over fiber optic cables, while receivers use photo detectors to convert incoming optical signals back into electrical signals.

Our optical transceivers are used within data centers to connect servers to top-of-rack switches and to connect top-of-rack switches, cluster switches and core switches to each other. These optical transceivers are connected to fiber optic cables that may be anywhere from two meters to two kilometers in length. Our optical transceivers are also used to connect data centers to each other. For these purposes the cables may be as much as 80 kilometers long. Regardless of the length of the cable, optical transceivers are fitted in pairs, one at each end, to convert the signals from electrical to optical and back again.

We work closely with key customers during the design process to ensure that our products meet their specific needs, and we customize our products as necessary to qualify with each new customer. Key design parameters for optical transceivers include speed, size and power consumption. Power consumption is a major cost for data center operators, and size and power consumption also influence heat generation and dissipation, which pose a major challenge to maintaining a controlled environment within the data center. We produce both single mode and multi-mode optical transceivers, the former being more expensive than the latter but also being effective over greater distances and allowing the use of less expensive fiber optic cables.

Optical transceivers for use in data centers generally have a product life of five years and have relatively relaxed standards for reliability, since they operate in controlled environments, in redundant configurations, in places where they can be accessed and replaced relatively easily. By contrast, optical transceivers for enterprise and telecommunications customers often have longer product lives (typically between seven and ten years for the former and between twelve and fifteen years for the latter) and need to be built to tolerate a wider range of environmental conditions with lower failure rates.

10G SFP+	40G QSFP+	100G QSFP28

We offer a broad range of optical transceivers at 10G, 40G and 100G interconnection speeds, using a variety of industry standard form factors for ease of installment:

•	10G products. We launched our 10G products in 2009. We offer a wide range of 10G products using SFP+ and XFP form factors. Our 10G products are used for wireless telecom applications and short reach and long reach datacom applications.

•	40G products. We launched our 40G products in 2011. We offer a variety of 40G products using QSFP+ form factors. Our 40G products are used primarily within and between data centers.

•	100G products. We launched our 100G products in 2014 and are currently transitioning from development to production. Our 100G products use QSFP28 and CFP4 form factors. Our 100G products are also intended for use primarily within and between data centers.

We have shipped over 2.5 million units of optical transceiver products since the founding of our company in 2008. Each of our 10G, 40G and 100G products can be customized based on the particular needs of our customers. As a result, we offer many different permutations of our 10G, 40G and 100G products, each of which are sold at customzed pricing levels.

Our Technology

Our future success depends in part upon our proprietary technology. We believe that we have technology leadership on the following areas: opto-electronic device packaging, high speed optical module design, software technology and test system design.

•	Opto-Electronic Device Packaging. Reduction in size, power consumption and cost of optical devices is essential to achieve the intensity, performance and price targets of our customers. Existing packaging technologies for parallel optical devices are believed to be too costly to deploy in data centers. We have developed proprietary resin encapsulation technology and chip on board technology which reduce cost dramatically while providing excellent performance. With our proprietary free space coupling approaches and compact metal packaging techniques, we have provided our customers the best coupling efficiency and link budget in its class, together with improved thermal performance and environmental tolerance at a low cost. Our product success is supported by an engineering team that specializes in high speed opto-electronic device packaging techniques and has accumulated many years of experiences in the areas of die attachment, wire bonding, laser welding, epoxy usage and active alignment with active optics and high speed integrated circuit components.

•	High Speed Optical Module Design. The speed of opto-electronic device building blocks is evolving from 10Gbps to 25Gbps, and we expect it will continue to evolve to 50Gbps or higher in the future. A successful product design requires the close collaboration and teamwork of optical, mechanical, electrical, software and process engineers. Our understanding of packaging process capability limits enables us to create innovative high speed optical module designs that fully utilize equipment strengths to achieve low cost and high yield in our volume production. Our proprietary parallel single mode optical platform stands out in terms of coupling efficiency, radio frequency crosstalk, packaging cost and other factors. In addition to our expertise in optical designs, our module development efforts are also supported by an engineering team that specializes in high frequency circuitry and signal integrity designs. This group has ability to develop high speed electronics up to 70GHz, covering modelling, simulation and verification tests. Our innovative optical and radio frequency designs, together with our proprietary packaging techniques, allow us to manufacture highly competitive products in volume with very low yield loss.

•	Software Technology. Software plays an important role in product performance, not only during the run time in the field, but also in the initial module configuration tests. We have developed sophisticated algorithms, which are embedded in the product, for laser driving, temperature compensation, diagnostic monitoring and flexible host interface feature setting, to ensure that our products operate with various host systems in challenging environments. To absorb optical chip performance variations and assembly process tolerances, we have developed corresponding test software to characterize the variables and configure the modules to their optimal working condition. In addition, we have devoted substantial engineering resources to the development of common test platforms across our product lines, the automation of test equipment, the collection of manufacturing process data, and the analysis of the data collected in all the processes. Through object oriented programming techniques, we are able to embed our test intellectual properties into the software subsystem and make it hardware independent and reusable, significantly reducing the time and cost for test development and maintenance.

•	Test System Design. Test systems occupy a large part of the capital expense in optical subsystem manufacturing. We devote much of our engineering resources to the development of test systems, including burn-in systems, high speed parallel bit error rate testing, or BERT, and performance verification systems. Burn-in systems are used to screen out infant failures to ensure our product quality. High speed BERT, which is used to generate test patterns to drive optical transmitters and detect bit errors in receiving data streams, is very expensive to buy commercially. We have developed a low cost 4 by 10G parallel BERT and successfully deployed it to our 40G manufacturing lines. We are also in the process of developing 4 by 25G parallel BERT to support our 100G product manufacturing. Bit error rate is the number of bit errors per unit time in the transmission of digital data, and bit error rate testing is a key step in verifying that the optical transceivers being tested are functioning correctly and not distorting the data that is being transmitted. These scalable, fully automated, high performance systems are tailored to our own production needs, providing significant savings over their counterpart commercial equipment. Our in-house capability of test system design enables us to achieve high test efficiency, low test cost and fast failure recovery in volume production.

Manufacturing

We manufacture all of our products at our own facilities using a combination of semi-automatic and automatic processes. We integrate manufacturing with research and development and new product introduction to reduce time-to-market and improve efficiency. We have a group of engineers dedicated to the development of packaging and testing tools and the improvement of production yields. We designed and built an automatic testing system in-house to facilitate volume production and reduce the cost of product testing. Our manufacturing execution system, which we developed ourselves in-house, controls our production process, records every step in the manufacturing cycle, and enables complete traceability of all the components and materials used in each transceiver. From time to time, we also collaborate with third-party vendors to build customized automation equipment used in our manufacturing process.

Our manufacturing facilities occupy a total of approximately 8,000 square meters at our facilities in Suzhou as of March 31, 2015. We have a 3,740 square meter class 10,000 cleanroom for optical packaging and another 2,615 square meter class 10,000 cleanroom for assembly testing. We currently have manufacturing capacity of approximately 150,000 pieces per month for 10G products, 40,000 pieces per month for 40G products and 4,600 pieces per month for 100G products. We plan to expand manufacturing capacity for 100G products to 10,000 piece per month by the end of August 2015. We expanded the capacity of our manufacturing facilities in 2014 and plan to further expand them to approximately 30,000 square meters by the end of 2016. In preparation for the expansion, we have leased an additional 28,170 square meters in the Suzhou Industrial Park, which are being converted into manufacturing facilities and office space.

We source many components of our products from third parties, including optical sub-assemblies, electrical sub-assemblies, mechanical sub-assemblies, laser chips and integrated circuits. Most of our suppliers are located in Suzhou, which enables us to collaborate closely with them. We typically have no long-term contracts with any of our suppliers. While we take steps to ensure that we are not dependent upon any single supplier, our business may be affected by supply interruptions. See “Risk Factors—Risks Related to Our Business—Our suppliers may fail to meet our needs; any supply interruption could have an adverse effect on our business.”

Our quality policy is built around the principles of relentless innovation, continuous improvement, customer satisfaction and cost reduction. We have 86 employees in our quality assurance department as of March 31, 2015. Our quality control measures include supplier qualification management, production process control, customer audits and periodic reviews of our quality management system. Product quality assurance focuses on five aspects of the production process: environment, methods, materials, equipment and human resources. We cooperate fully with customer audits and solicit customer feedback to ensure customer satisfaction. We have been certified in conformity with the ISO9001/TL9000 standard for information and communications technology.

Intellectual Property

We seek to protect our technology through a combination of patents, copyrights, trade secrets, trademarks and confidentiality agreements. As of the date of this prospectus, we have 50 patents granted and 38 patent applications pending in China, as well as 3 patent applications pending in the United States. Our patents granted cover low cost, high performance parallel optics design, non-hermetic packaging technologies, low cost tunable laser technologies and other technology relating to high-performance optical transceivers. There can be no assurance that our patent applications will be approved and patents issued.

We intend to protect our rights vigorously, but there can be no assurance that our efforts will be successful. Even if our efforts our successful, we may incur significant costs in defending our rights. See “Risk Factors—Risks Related to Our Business—If we fail to protect our intellectual property and other proprietary rights, or incur significant costs in defending them, our business and results of operations could be materially harmed.”

Many participants in our industry have a significant number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent and other intellectual property infringement. From time to time, third parties may assert infringement claims against us. See “Risk Factors—Risks Related to Our Business—Intellectual property claims against us or involvement in intellectual property disputes could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.”

We have registered two trademarks in China, including “InnoLight”, two trademarks in Hong Kong and one trademark in the United States. We have also applied to register another trademark in China.

Research and Development

We have a total of 208 research and development engineers, including 2 with Ph.D. degrees and 36 with master’s degrees, as of March 31, 2015. Our engineers are responsible for advancing our core technologies as well as developing new products and working with end customers to adapt our products to their needs. We have been able to hand pick some of the best candidates from the massive and highly educated talent pool in China, and we also actively encourage and support our employees to pursue continued education to earn higher degrees.

Our primary research and development facilities are located together with our headquarters and manufacturing facilities at the Suzhou Industrial Park. We have devoted a total of approximately 1,800 square meters of space to our research and development facilities, and our capacity expansion plans include additional space to be set aside for these purposes. Our research and development facilities are equipped with fully functioning automated machines and backed with quality control to cover transceiver packaging, testing, analysis and qualification. Our research and development facilities are staffed with skilled technicians capable of carrying out pilot run targets of 600 transceivers per month.

We continually stress the importance of manufacturability to our research and development engineers. We have established an engineering information sharing infrastructure to allow product designs to be reviewed by the manufacturing teams at a very early development stage to assure their manufacturability and cost effectiveness. We also developed a comprehensive manufacturing database software system to collect process data and performance data from our production. In addition, we have also developed data mining software tools to inform our design engineers about the strengths and weaknesses of their designs.

Our research and development activities are concentrated on technologies for commercially viable products with interconnect speeds of 100G and beyond. We have developed research and development targets and a product roadmap for a comprehensive suite of 100G products and are researching technologies for the next generation of products beyond that. We believe that our expertise in photonics integration and innovative packaging in particular will prove to be instrumental in the development of new products with higher data rate, more signal lanes, lower power consumption and high density.

As research and development is critical to our continuing success, we are committed to maintaining high levels of research and development over the long term. We incurred research and development expenses of US$3.1 million, US$5.4 million and US$8.4 million in 2012, 2013, and 2014, respectively. In the three months ended March 31, 2014 and 2015, we incurred research and development expenses of US$1.4 million and US$2.7 million, respectively.

Sales and Marketing

We have implemented a flexible sales strategy to serve a full range of customers. In the United States, we focus on sales directly to cloud data center operators and system integrators, while in China we usually work with system integrators as well as more traditional intermediaries like system equipment manufacturers. In 2014, our customers included Google and Arista in the United States and ZTE and H3C in China. Each of Google and ZTE accounted for more than 10% of our net revenues in 2014.

We market our products primarily through our direct sales force based at our headquarters in Suzhou and at our sales offices in Shenzhen, China, and in Santa Clara, California. We have dedicated sales and marketing teams in charge of our relations with each of our top customers. We also market some products through independent distributors. None of our independent distributors has accounted for more than 10% of our revenues in any of the past three years or more than 5% in either of the past two years.

We typically do not have long-term contracts with our customers and instead rely on recurring purchase orders. See “Risk Factors—Risks Related to Our Business—Customer demand is difficult to forecast accurately, and as a result we may be unable to optimally match production with customer demand.”

Backlog

Most of our revenues are derived from sales pursuant to individual purchase orders that remain subject to negotiation with respect to delivery schedules and are generally cancelable without significant penalties. Manufacturing capacity and availability of key components can also impact the timing and amount of revenue ultimately recognized under such sale arrangements. Accordingly, we do not believe that the backlog of undelivered product under these purchase orders at a particular time is a meaningful indicator of our future financial performance.

Competition

The market for optical transceivers for use in data communication applications remains highly competitive. We anticipate that the market for our products will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features to be competitive. We believe the principal competitive factors in these markets are:

•	product performance, features, functionality and reliability;

•	time-to-market of new product introductions;

•	adoption of emerging industry standards;

•	price/performance characteristics;

•	comprehensive product portfolio;

•	service and support; and

•	access to customers.

Our principal competitors include Finisar, JDS Uniphase, Avago Technologies and Sumitomo Electric, though we do not compete with any of these companies across our full range of products. In addition to our current competitors, we may also face competition at any time from established companies in related fields and from newer startups in our own field. Many of our competitors and potential competitors have longer operating histories, greater brand recognition, access to larger customer bases, complementary product offerings, and significantly greater financial, sales and marketing, research and development, manufacturing, distribution, technical and other resources than we do. Current and potential competitors have established or may establish financial and strategic relationships between themselves or with our existing or potential customers, suppliers or other third parties. In addition, our customers could develop products or technologies internally that would replace their need for our products and would become a source of competition.

Employees

As of March 31, 2015, we had a total of 1,294 employees, which included 220 in research and development, 22 in sales and marketing, 907 in manufacturing, 86 in quality assurance and 59 in general and administrative roles. More than 99% of our employees are based at our headquarters in Suzhou. We had a total of 1,206 employees as of December 31, 2014, a total of 709 employees as of December 31, 2013, and a total of 380 employees as of December 31, 2012.

Our 1,294 employees as of March 31, 2015, included 526 employees of temp agencies, who are known in China as “dispatched workers”. See “PRC Regulation—Regulations Relating to Employment” and “Risk Factors—Risks Relating to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties.”

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including housing funds, pension, medical insurance, maternity insurance, work-related injury insurance and unemployment insurance. We are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard confidentiality and employment agreements with our key employees. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation during the restriction period in the amount prescribed by PRC law.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes.

Facilities

Our headquarters are located at the Suzhou Industrial Park in Suzhou, Jiangsu Province. Our research and management facilities and our manufacturing facilities are located at our headquarters. We also maintain an office in Shenzhen, China, for sales and marketing and an office in Santa Clara, California, for sales, marketing and strategic sourcing. We currently lease and occupy approximately 11,303 square meters of office space and manufacturing facilities in Suzhou, approximately 178 square meters of office space in Shenzhen and approximately 50 square meters of office space in Santa Clara. In preparation for the expansion of our facilities, we have leased an additional 28,170 square meters in the Suzhou Industrial Park, which is being converted into manufacturing facilities and office space. In addition, we acquired land use rights in February 2014 for 13,681 square meters of land in Suzhou.

Insurance

We maintain property insurance policies covering certain equipment and other property that are essential to our business operation to safeguard against risks and unexpected events. We also maintain employer liability insurance and group accident insurance covering all employees. We do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. However, we may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

On June 14, 2013, Finisar filed a suit in the Suzhou Intermediate People’s Court against us. In the complaint, Finisar alleged infringement of certain of its PRC patents arising from our manufacture, offer to sell or sale of certain optical transceiver products. On April 1, 2014, Finisar also filed a complaint against us in the United States District Court for the Northern District of California. In this complaint, Finisar alleged infringement of certain of its U.S. patents arising from our sale of certain optical transceiver products in the United States. On May 24, 2014, we reached an agreement with Finisar to settle these lawsuits. In exchange for the release of claims, future licensed access to applicable patents, a covenant not to sue, and dismissal of litigation and claims by both Finisar and our company, we agreed to pay US$7 million (net of US$0.83 million in withholding taxes) for a fully paid-up license for five years from the date of the settlement to April 30, 2019. We paid US$5 million (net of withholding taxes) of this amount in 2014 and will pay the remaining US$2 million (net of withholding taxes) in 2015. The settlement framework also includes a mechanism for license access to Finisar’s patents for future periods from 2019 through 2022 at an annual cost of US$3.3 million. Finisar voluntarily dismissed its lawsuits shortly thereafter.

On January 23, 2013, Fourte Design & Development, LLC, or Fourte, filed a complaint in the United States District Court for the Southern District of California against us. Fourte alleged infringement of one of its U.S. patents arising from our sale of certain optical transceiver products in the United States. Eventually, we and Fourte entered into a settlement agreement and a purchase agreement on September 24, 2014, pursuant to which we must purchase certain product components exclusively and directly from Fourte or obtain a patent license from Fourte for them. Pursuant to the settlement agreement, we and Fourte jointly asked the court to dismiss Fourte’s complaint, which it did on September 30, 2014. We did not purchase any product components from Fourte in 2013 or 2014 and we expect that our purchases will not exceed US$0.2 million in 2015.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time. See “Risk Factors—Risks Related to Our Business—Intellectual property claims against us or involvement in intellectual property disputes could divert management’s attention, cause us to incur significant costs and prevent us from selling or using the challenged technology.”

PRC REGULATION

Our business operations are primarily in the PRC and are primarily subject to PRC laws and regulations. This section summarizes the most significant rules and regulations that affect our business activities in China.

Regulations Relating to Foreign Investment

Investment activities of foreign investors in the PRC are principally governed by the Guidance Catalogue of Industries for Foreign Investment, which was promulgated and is amended from time to time by the Ministry of Commerce and the National Development and Reform Commission. Industries listed in the catalogue are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The previous version of the catalogue, amended in 2011, classifies the manufacture of dense wavelength division multiplexing devices (40G and over), which includes our principal business, as “encouraged”. In the most recent amendment to the catalogue in March 2015, which took effect in April 2015, “40G and over” has been revised to “100G and over”. Industries that are not classified as restricted or prohibited are generally open to foreign investment unless specifically restricted by other PRC regulations.

Regulations Relating to Product Quality

The Product Quality Law (1993), as amended in 2000 and 2009, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Regulations Relating to Intellectual Property Rights

The Patent Law (1984), as amended in 1992, 2000 and 2008, provides for three categories of patents: inventions, utility models and designs. Patents must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The Patent Law has adopted a “first-to-file” principle under which the party that first files a patent application (rather than the party that is responsible for the original discovery) will be awarded the patent. An invention patent is valid for 20 years, whereas a utility model or design patent is valid for 10 years. Under the Patent Cooperation Treaty, to which China is a party, an applicant in one country may seek patent protection for an invention in multiple member countries at the same time by filing an international patent application. As of the date of this prospectus, we have 50 patents granted and 38 patent applications pending in China, as well as 3 patent applications pending in the United States

The Trademark Law (1982), as amended in 1993, 2001 and 2013, protects registered trademarks. The Trademark Office of the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Registered trademarks are granted for a term of ten years, renewable every ten years; a registration renewal application must be filed within twelve months prior to the expiration of the term for its continued use. We have registered two trademarks in China, including “InnoLight”, two trademarks in Hong Kong and one trademark in the United States. We have also applied to register another trademark in China.

Domain names are protected under the Administrative Measures on the Internet Domain Names (2004), promulgated by the Ministry of Industry and Information Technology. This ministry is the major regulatory body responsible for the administration of the PRC internet domain names. The China Internet Network Information Center is responsible for the daily administration of .cn domain names and Chinese domain names under the ministry’s supervision. The China Internet Network Information Center adopts the “first-to-file” principle with respect to the registration of domain names. We have registered www.innolight.com and www.innolight.cn.

Pursuant to the Regulation on Administration of Technology Import and Export (2001), as amended in January 2011, promulgated by the State Council, technology import and export is broadly defined to include the transfer or license of patents, software and know-how, as well as the provision of services in relation to technology. The PRC government promulgates and from time to time updates a Catalogue of Prohibited Import or Export Technology, which lists technology that may not be imported or exported, and a Catalogue of Restricted Import or Export Technology, which lists technology that may only be imported or exported with the approval of the Ministry of Commerce. Technology not listed in either of the above two catalogues may be imported or exported upon registration of the related contracts with the relevant government authority.

China is a party to several international conventions on intellectual property rights, including the Agreement on Trade-Related Aspects of Intellectual Property Rights, the Paris Convention for the Protection of Industrial Property Rights, the Madrid Agreement concerning the International Registration of Marks, the Patent Cooperation Treaty, and the Treaty on Intellectual Property in Respect of Integrated Circuits.

Regulations Relating to Leasing Real Property

Pursuant to the Law on Administration of Urban Real Estate (1994), lessors and lessees are required to enter into a written lease contract containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines.

Pursuant to the PRC Property Law (2007), if a mortgagor leases the mortgaged property before the mortgage contract is executed, the previously established leasehold interest will not be affected by the subsequent mortgage, but where a mortgagor leases the mortgaged property after the creation and registration of the mortgage interest, the leasehold interest will be subordinated to the registered mortgage.

Regulations Relating to Environmental Protection

Under the Environmental Protection Law (1989), as amended in 2014, and other PRC environmental laws and regulations, an enterprise causing environmental pollution and other public hazards must adopt environmental protection measures. Enterprises and institutions discharging pollutants must report to and register with relevant authorities, which are authorized to impose fines or penalties on persons or entities in violation of the environmental regulations, including the issuance of a warning, the suspension of operations or installations which are incomplete or fail to meet the prescribed standards, the reinstallation of prevention facilities which have been dismantled or left idle, administrative sanctions against persons accountable for the violation, the suspension of business operations and the shut-down of the enterprise or institution.

Construction projects such as our current and future manufacturing facilities are subject to environmental protection examination and acceptance. Pollution prevention facilities for any construction project must be designed, constructed and put into operation simultaneously with the main part of the project. Construction projects can only be put into operation after the relevant environmental protection authority has examined and approved the pollution prevention facilities. Prior to final environmental protection examination and acceptance, construction projects may be put into trial production, subject to approval of the relevant environmental protection authority.

According to the Measures on Pollution Control of Electronic Information Products (2007), poisonous and hazardous materials contained in electronic information products must be controlled and may not exceed designated national and industrial limits. Accordingly, importers and manufacturers must indicate on the electronic information products the environmental friendly use period and the specific poisonous and hazardous materials contained in those products and the packaging materials. To comply with these requirements, we have entered into agreements with our major suppliers to restrict the use of poisonous and hazardous materials in raw materials or parts we purchase from them and specified the required information, such as the environmental friendly use period, on our product.

According to the Law of PRC on the Prevention and Control of Solid Waste Pollution (2005), as amended in 2013, and other relevant laws and regulations, an enterprise which produces hazardous waste must engage a qualified company which is licensed by the competent environmental protection authorities to collect, store, dispose of and transfer the waste. We have appointed a qualified company to collect and dispose of the waste generated from our production process.

Regulations Relating to Employment

The Labor Law (1995) and the more recent Labor Contract Law (2007), as amended in 2012, provide requirements concerning employment contracts between an employer and its employees. Employers must enter into written employment contracts at the time when an employment relationship is established. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. Compensation must be paid under certain conditions upon termination of employment, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the labor contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

In December 2012, the Labor Contract Law was amended to impose more stringent requirements on the use of employees of temp agencies, who are known in China as “dispatched workers”. Dispatched workers are entitled to equal pay with fulltime employees for equal work. Employers are only allowed to use dispatched workers for temporary, auxiliary or substitutive positions, and the number of dispatched workers may not exceed 10% of the total number of employees. As of March 31, 2015, approximately 41% of the employees of our PRC subsidiary were dispatched workers, exceeding the regulatory ratio. See “Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties”.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans and to contribute to the plans in amounts equal to certain percentages of employees’ salaries, including bonuses and allowances, as specified from time to time by the local government where they operate their businesses or where they are located. These employee benefit plans include social insurance funds such as a housing provident fund, a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan. According to the Social Insurance Law (2011), an employer that fails to make the social insurance contributions may be ordered to make the required payments by a stipulated deadline and be subject to a late fee. If the employer still fails to rectify the failure to make the social insurance contributions by the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Fund, an enterprise that fails to make housing fund contributions may be ordered to rectify the noncompliance and pay the required contributions by a stipulated deadline, and an application may be made to a local court for compulsory enforcement. We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in China—Our failure to fully comply with PRC labor-related laws may expose us to potential penalties”.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can usually be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency–denominated loans.

On March 30, 2015, SAFE issued the Circular on the Reform of the Management Method of the Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 replaced SAFE Circular 142, which regulated and restricted the use of RMB capital converted from foreign exchange. Under SAFE Circular 142, RMB capital converted from foreign exchange may only be used for purposes within the business scope approved by the applicable government authority, and its use may not be altered without approval from SAFE. Moreover, it may not be used for equity investments within the PRC or for the repayment of RMB loans if the proceeds of the RMB loans have not been used. Under SAFE Circular 19, RMB capital converted from foreign exchange may be used at our discretion to meet our actual business needs within the PRC, although other restrictions imposed by SAFE Circular 142 will continue to apply. Because SAFE Circular 19 was promulgated recently, its interpretation and application in practice are still uncertain.

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts (e.g. pre-establishment expenses account, foreign exchange capital account, guarantee account), the reinvestment of RMB proceeds by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, domestic companies are no longer limited to extend cross-border loans to its offshore subsidiaries but are also allowed to provide loans to its offshore parents and affiliates, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In February 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investments.

Regulations Relating to Dividend Distributions

Wholly foreign-owned companies in the PRC may pay dividends only out of their accumulated profits after tax as determined in accordance with PRC accounting standards. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Wholly foreign-owned companies may not pay dividends unless they set aside at least 10% of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50% of the wholly foreign-owned company’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserve funds and employee welfare and bonus funds are not distributable as cash dividends.

SAFE Regulations Relating to Offshore Special Purpose Companies Held by PRC Residents

Pursuant to the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, known as SAFE Circular 37, issued by SAFE in July 2014, and its supplemental notices, PRC residents are required to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In February 2015, SAFE issued SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegated to qualified banks the power to register all PRC residents’ investment in “special purpose vehicles” pursuant to SAFE Circular 37, other than supplementary registration applications made by PRC residents who failed to comply with the SAFE Circular 37 previously, which still fall into the jurisdiction of the relevant local branch of SAFE. We have requested PRC residents who we know hold direct or indirect interest in our company to make the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. Mr. Sheng Liu and another nine PRC residents have completed required registrations with SAFE in relation to our financing and are in the process of making amendments in connection with our restructuring. See ‘‘Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us”.

SAFE Regulations Relating to Employee Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE in February 2012, individuals participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit its ability to distribute dividends to us.

In addition, the State Administration for Taxation has issued certain circulars concerning employee share options or restricted shares. Under these circulars, the employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If the employees fail to pay or our PRC subsidiary fails to withhold their income taxes according to relevant laws and regulations, our PRC subsidiary may face sanctions imposed by the tax authorities or other PRC government authorities. Following the completion of this offering, we intend to file registration with the local SAFE bureau for our employees who are PRC residents and have been granted shares or share options under our 2014 Share Incentive Plan and follow other procedures set forth in applicable regulations. These registrations and filings are a matter of foreign exchange control and tax procedure and the grant of share incentive awards to employees is not subject to the government’s discretionary approval.

M&A Rules and Overseas Listing

In August 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or CSRC, adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which were amended in June 2009. The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by special purpose vehicles seeking CSRC approval of their overseas listings. The application of the M&A Rules remains unclear, and no consensus is reached among leading PRC law firms regarding the scope and applicability of the CSRC approval requirement.

Our PRC counsel, Zhong Lun Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ADSs on the Nasdaq Global Market in the context of this offering, given that InnoLight PRC was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interests or assets of a PRC domestic company owned by PRC companies or individuals, as defined under the M&A Rules, that are our beneficial owners.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as we do. If the CSRC or other PRC regulatory agency subsequently determines that we need to obtain the CSRC’s approval for this offering or if CSRC or any other PRC government authorities will promulgate any interpretation or implementing rules before our listing that would require CSRC or other governmental approvals for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us to halt this offering before settlement and delivery of the ADSs offered by this prospectus.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors.

Directors and Executive Officers	Age	Position/Title
Hsing Hsien Kung	70	Chairman of the Board of Directors
Sheng Liu	43	Chief Executive Officer and Director
Osa Chou-Shung Mok	65	Chief Marketing Officer
James Qun Mi	47	Director
Eugene John Frantz	49	Director
Yuan Gao	39	Director
Guibin Zhao	44	Director
Weilong William Lee	67	Chief Technical Officer
Bin Yu	45	Chief Financial Officer
Xiangzhong Wang	44	Vice President for Research and Development
Yaheng Bai	40	Vice President for Domestic Sales
Hai Ding	45	Vice President for 10G Operations
Gaohong Shi	36	Vice President for 40G Operations

Hsing Hsien Kung has served as the chairman of our board of directors since 2008. Dr. Kung has been a managing partner of Acorn Campus Ventures since 2006. Dr. Kung has over 40 years of experience in the optoelectronics industry. He co-founded Pine Photonics Communications with Mr. Mok in 2000 and served as the chairman of its board of directors and its chief executive officer from 2000 to 2005. He also founded Luxnet Corp in 1998 and served as its chief executive officer from 1998 to 2000. Between 1996 and 1998, Dr. Kung served as the senior vice president of business development for American Xtal Technology. Before that, Dr. Kung co-founded SDL, Inc. in 1983 and served as its vice president of manufacturing from 1983 to 1995. Prior to founding SDL, Inc., Dr. Kung was a project manager in the Optoelectronics Division of Hewlett-Packard from 1974 to 1983. Dr. Kung is also a director of two privately held companies. Dr. Kung received a bachelor’s degree in electrical engineering from National Cheng Kung University in 1966, a master’s degree in electrical engineering from the University of Texas at Austin in 1969 and a Ph.D. degree in electrical engineering from the University of California, Berkeley in 1974. Dr. Kung also obtained an MBA degree from Santa Clara University in 1979. Dr. Kung is Mr. Mok’s brother-in-law.

Sheng Liu has served as our director and chief executive officer since our inception in 2008. Prior to founding our company, Dr. Liu served as a senior engineering manager at Opnext Inc. from 2003 to 2008. From 2001 to 2003, Dr. Liu worked with Dr. Kung and Mr. Mok at Pine Photonics Communications and served as the manager of its research and development center in China. Dr. Liu also worked as a technical staff for Agere Systems Inc. (a spin-out from Lucent Technologies Inc.) in 2001. Dr. Liu is also a director of a privately held company. Dr. Liu received a bachelor’s degree in mechanical engineering from Tsinghua University in 1994, a master’s degree in industrial automation from the Institute of Automation, Chinese Academy of Science in 1997 and a Ph.D. in automation from Georgia Institute of Technology in 2001.

Osa Chou-Shung Mok has served as our chief marketing officer since 2008. Mr. Mok has over 35 years of experience in sales and marketing in the communications industry. Mr. Mok began his career as a telecommunications analyst in Intel from 1977 to 1980. Later he joined Hambrecht & Quist as a technology analyst for the communications industry. From 1986 to 1995, he served as a marketing director for GTE Corporation’s Asian business. In 2000, he co-founded Pine Photonics Communications with Dr. Kung and served as its vice president for sales and marketing. Later in 2004, Mr. Mok co-founded Uniwave Technology Inc. and served as its chief executive officer until he co-founded Innolight in 2008. Mr. Mok received a master’s degree from Texas A&M University in 1976 and an MBA degree from Santa Clara University in 1979. Mr. Mok is Dr. Kung’s brother-in-law.

James Qun Mi has been our director since September 2014. Mr. Mi has served as a managing director of Lightspeed China Partners, a China-focused early-stage venture capital firm with investments in internet, mobile and information technology, since co-founding it in 2011. From 2008 to 2011, Mr. Mi served as a managing director of Lightspeed Venture Partners. From 2003 to 2008, Mr. Mi worked for Google, first as its head of Asia Products and the chief representative of its representative office in China, and later as a director of corporate development for strategic investments and mergers and acquisitions in the greater China area and the pan-Asian region. Before joining Google, Mr. Mi co-founded iTelco Communications, a venture-backed startup, in 1999. Previously, Mr. Mi worked at Intel for 7 years, where he held management positions in engineering, marketing, product management and business development. Mr. Mi co-invented MLC NOR Flash technology, which developed into Intel’s StrataFlash business. Mr. Mi holds 14 U.S. patents in flash memory, communications, internet security and commerce. Mr. Mi is also a director of 17 privately held companies. Mr. Mi received a bachelor’s degree in physics from Fudan University in 1989 and a master’s degree in electrical engineering from Princeton University in 1991.

Eugene John Frantz has been our director since September 2014. Mr. Frantz has been a general partner at Google Capital since 2013. Previously, Mr. Frantz was a partner at TPG Capital from 1999 to 2012. Prior to TPG Capital, Mr. Frantz worked at Oracle Corporation leading its venture capital efforts and at Morgan Stanley specializing in technology mergers and acquisitions. Mr. Frantz is also a director of two privately held companies. Mr. Frantz received a bachelor’s degree from the University of California, Berkeley in 1984 and an MBA degree from Stanford Business School in 1994.

Yuan Gao has been our director since April 2015. Mr. Gao is currently the general manager of the direct investment division at Suzhou Oriza Holdings Co., Ltd., an investment holding company affiliated with the Suzhou Industrial Park government. Before joining Suzhou Oriza Holdings Co., Ltd. in May 2014, Mr. Gao served as the business development executive at Avaya, Inc. from 2011 to April 2014, a strategic alliance director at Lenovo Group from 2009 to 2011, and a senior marketing manager at Dell China from 2004 to 2009. Mr. Gao also worked at PricewaterhouseCoopers as a consultant from 1999 to 2001. Mr. Gao received a bachelor’s degree in accounting from Shanghai University of Finance and Economics in 1997, a master’s degree in public policy and management from Carnegie Mellon University in 1999, and an MBA degree from MIT Sloan School of Management in 2003.

Guibin Zhao has been our director since December 2014. Mr. Zhao has been the managing director of Cowin Venture Capital, a venture capital firm in Suzhou focused on investing in high growth technology companies, since 2009. Previously, Mr. Zhao was the investment manager of China-Singapore Suzhou Industrial Park Ventures Group from 2001 to 2009, and a senior software engineer at ZTE Corporation from 1992 to 2000. Mr. Zhao is also a director of Qingdao Eastsoft Communication Technology Co., Ltd. and two privately held companies. Mr. Zhao received a bachelor’s degree in computer science from the National University of Defense Technology in 1993 and an MBA degree from Nanjing University in 2003.

Weilong William Lee has been our chief technical officer since 2009. Dr. Lee is an optics technologist with over 20 years of experience in the optoelectronics industry. Prior to joining us, he served as the general manager of the OCPU division at Oplink Corporation from 2008 to 2009, the chief engineer at WaveSplitter Technologies, Inc. from 2006 to 2008, the chief operating officer at Space Shuttle Hi-Tech Co., Ltd from 2005 to 2006, the chief technology officer of Infomax Optical Technology Corp. from 2004 to 2005, and a vice president and the general manager in Taiwan at WaveSplitter Technologies, Inc. from 2002 to 2004. Dr. Lee worked with Dr. Kung, Mr. Mok and Dr. Liu at Pine Photonics Communications from 2000 to 2002 as a senior optical engineering leading the development of 10G products. Before that, he started Optical Instrumentation Corp. with a partner in California in 1991 and worked as a technical staff or director at various labs and research institutes from 1981 to 1997. Dr. Lee received a bachelor’s degree in nuclear engineering from National Tsinghua University in Taiwan in 1971, a master’s degree in physics from the University of Alabama in Birmingham in

1974, and a Ph.D. degree in physics and a master’s degree in finance from the University of Illinois at Urbana-Champaign in 1981.

Bin Yu has been our chief financial officer since January 2015. Prior to joining us, Ms. Yu had been a director of Star China Media Limited, a company engaging in the entertainment TV programs business, since December 2013, and the chief financial officer of the same company since May 2013. From August 2012 to April 2013, Ms. Yu was the senior vice president of Youku Tudou Inc., an internet television company in China, and was in charge of the company’s investment in content production, merger and acquisition and strategic investment. Ms. Yu served as the chief financial officer of Tudou Holdings Limited, a company engaging in internet television business, from January 2012 to April 2013, after serving as the vice president of finance of the same company from 2010 to 2011. Prior to that, Ms. Yu worked at KPMG from 1999 to 2010. Ms. Yu received a bachelor’s degree from Xi’an Foreign Language University in 1992, a master’s degree in accounting and a master’s degree in education from the University of Toledo in 1999, and an EMBA degree from Tsinghua University and INSEAD in 2013. She is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Xiangzhong Wang has been our vice president for research and development since 2012 and has been in charge of the development of 40G and 100G optical transceivers. Prior to joining us, Dr. Wang served as a research and development project manager for 10G optical transceivers, and later a research and development director for 40G optical transceivers at Opnext Inc. from 2003 to 2012. Before that, Dr. Wang worked at Pine Photonics Communications with Dr. Hsing, Mr. Mok, Dr. Liu and Dr. Lee as an electrical engineer for the design of EDFA and SFP optical transceivers from 2001 to 2003. Dr. Wang received a bachelor’s degree in electrical engineering from the University of Science and Technology of China in 1992 and a Ph.D. degree in computer science from the same university in 1997. In addition, Dr. Wang conducted post-doctoral research at the University of California, Santa Cruz from 1999 to 2001.

Yaheng Bai has been our vice president for domestic sales since 2012. Prior to joining us, Mr. Bai worked for Wuhan HG Genuine Optics Technology as the vice president of sales from 2007 to 2011, as a sales manager from 2005 to 2007, and as a sales engineer from 2001 to 2005. Mr. Bai received a bachelor’s degree from Lanzhou University in 1998 and a master’s degree from the Chinese Academy of Science in 2001.

Hai Ding has been our vice president for 10G operations since 2008. Prior to joining us, he served as a manager for Intel’s core competency group in the development of flash packaging technology from 2003 to 2008. Previously, he also worked as a mechanical engineer for BAIRD Corporation in Beijing from 1993 to 1996. Dr. Ding received a bachelor’s degree in precision instrumentation from Tsinghua University in 1993 and a Ph.D. in mechanical engineering from Georgia Institute of Technology in 2003.

Gaohong Shi has been our vice president for 40G operations since 2008. Prior to joining us, Mr. Shi served as an engineering manager at Princeton Photonics (Suzhou) Co. Ltd., a manufacturer of optical transceivers, from 2002 to 2008. Before that, he worked as an electrical engineer at Shanghai Dare Communications Co., Ltd from 2001 to 2002, and at the joint optical communications laboratory of Tsinghua University and O-Net Communications Group from 2000 to 2001. Mr. Shi received a bachelor’s degree from the University of Electronic Science and Technology of China in 2000.

Employment Agreements and Indemnification Agreements

We plan to enter into employment agreements with our senior executive officers. Pursuant to these agreements, we will be entitled to terminate a senior executive officer’s employment for cause at any time without remuneration for certain acts of the officer, such as being convicted of any criminal conduct, any act of gross or willful misconduct or any serious, willful, grossly negligent or persistent breach of any employment agreement provision, or engaging in any conduct which may make the continued employment of such officer detrimental to our company. In connection with the employment agreement, each senior executive officer will enter into an intellectual property ownership and confidentiality agreement and agree to hold all information, know-how and records in any way connected with the products of our company, including, without limitation, all software and computer formulae, designs, specifications, drawings, data, manuals and instructions and all customer and supplier lists, sales and financial information, business plans and forecasts, all technical solutions and the trade secrets of our company, in strict confidence perpetually. Each officer will also agree that we shall own all the intellectual property developed by such officer during his or her employment.

We have also entered into indemnification agreements with Mr. James Qun Mi and Mr. Eugene John Frantz. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

Board of Directors

Our board of directors will consist of eight directors upon the SEC’s declaration of effectiveness of our registration statement on this Form F-1. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

Prior to the completion of this offering, we intend to establish an audit committee, a compensation committee and a nominating committee under the board of directors. We intend to adopt a charter for each of the three committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Messrs.             ,             , and             , and will be chaired by Mr.             . Mr.              and Mr.              satisfy the “independence” requirements of Rule5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr.              qualifies as an “audit committee financial expert.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	reporting regularly to the board.

Compensation Committee. Our compensation committee will consist of Messrs.             ,              and             , and will be chaired by Mr.             . Mr.              and Mr.              satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee will be responsible for, among other things:

•	reviewing the total compensation package for our executive officers and making recommendations to the board with respect to it;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing the compensation of our directors and making recommendations to the board with respect to it; and

•	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating Committee. Our nominating committee will consist of Messrs.             ,             , and             , and will be chaired by Mr.             . Mr.              and Mr.              satisfy the “independence” requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating committee will assist the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating committee itself; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have fiduciary duties, including duties of loyalty and duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors may be appointed by the board or by the shareholders through ordinary resolutions. Any director appointed by the board to fill a vacancy or as a new addition to the board shall hold office only until our next annual general meeting and shall then be eligible for re-election at that meeting. After the completion of this offering, at each annual general meeting of our company, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election at the annual general meeting. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors generally; or (2) dies or an order is made by any competent court or official on the grounds that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs and the board of directors resolves that his office be vacated.

Compensation of Directors and Executive Officers

For the year ended December 31, 2014, we paid an aggregate of approximately US$1.0 million in cash and benefits to our executive officers, and we did not have non-executive directors during that period. For share incentive grants to our officers and directors, see “—Share Incentive Plan.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Share Incentive Plan

We adopted our 2014 Share Incentive Plan, which we refer to as the 2014 Plan, in December 2014 to link the personal interests of our employees, directors and consultants to the success of our business. The maximum aggregate number of shares which may be issued under the 2014 Plan is 2,358,444 ordinary shares. As of the date of this prospectus, 235,844 restricted shares and options to purchase 2,121,844 ordinary shares have been granted, all of which remain outstanding.

We adopted our 2015 Share Incentive Plan, which we refer to as the 2015 Plan, in May 2015 to continue to provide incentive awards to our employees, directors and consultants. The maximum aggregate number of shares which may be issued under the 2015 Plan is 8,844,000 ordinary shares. As of the date of this prospectus, we have not granted any awards under the 2015 Plan.

The following paragraphs summarize the terms of our two share incentive plans.

Types of Awards. The plans permit awards of options, share appreciation rights, restricted shares and restricted share units.

Plan Administration. The plans will be administered by our board of directors or by a committee of one or more members designated by our board of directors. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award.

Exercise Price. The plan administrator determines the exercise price for each award, which is stated in the award agreement.

Eligibility. We may grant awards to our employees, directors and consultants. However, we may grant incentive share options only to our employees.

Term of the Awards. The term of each incentive share option granted under the 2014 Plan may not exceed six years from date of the grant. The term of each other award granted under the 2014 Plan and each award granted under the 2015 Plan may not exceed ten years from date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Acceleration of Awards upon Change in Control. The plan administrator may determine, at the time of grant or thereafter, that an award will become vested and exercisable, in full or in part, in the event that a change in control of our company occurs.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination. The 2014 Plan shall terminate on December 17, 2024, and the 2015 Plan on May 5, 2025, provided that our board may terminate either or both plans at any time and for any reason.

The following table summarizes, as of the date of this prospectus, the outstanding options and restricted shares that we granted to our directors, executive officers and other grantees in the aggregate:

Name	Ordinary Shares Underlying Outstanding Options and Restricted Shares		Exercise Price (US$/Share)	Grant Date	Expiration Date
Sheng Liu	*		$2.20	December 17, 2014	December 17, 2020
Osa Chou-Shung Mok	*		$2.20	December 17, 2014	December 17, 2020
Weilong William Lee	*		$2.20	December 17, 2014	December 17, 2020
Xiangzhong Wang	*		$2.20	December 17, 2014	December 17, 2020
Yaheng Bai	*		$2.20	December 17, 2014	December 17, 2020
Hai Ding	*		$2.20	December 17, 2014	December 17, 2020
Gaohong Shi	*		$2.20	December 17, 2014	December 17, 2020
Bin Yu	*		$2.20	January 19, 2015	January 19, 2021
	*	(1)	—	January 19, 2015	—
Other grantees	1,166,000		$2.20	December 17, 2014	December 17, 2020
Total	2,357,688

*	Less than one percent of our total outstanding shares.
(1)	Restricted shares.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus, assuming conversion of all outstanding ordinary shares and all outstanding preferred shares into ordinary shares, by:

•	each of our directors and executive officers;

•	each person known to us to beneficially own more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below are based on 44,810,443 ordinary shares outstanding on an as-converted basis as of the date of this prospectus and            ordinary shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. No person has the right to acquire any shares of our company within 60 days of the date of this prospectus, including through the exercise of any option, warrant, or other right or the conversion of any other security.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering
	Number	%	Number	%
Directors and Executive Officers:**
Hsing Hsien Kung(1)(2)	2,963,704	6.6
Sheng Liu(3)	2,423,087	5.4
Osa Chou-Shung Mok	840,000	1.9
James Qun Mi(4)	4,716,889	10.5
Eugene John Frantz(5)	9,070,940	20.2
Yuan Gao(6)	—	—
Guibin Zhao(7)	4,761,369	10.6
Weilong William Lee	*	*
Bin Yu	—	—
Xiangzhong Wang	*	*
Yaheng Bai(8)	3,642,047	8.1
Hai Ding(9)	3,642,047	8.1
Gaohong Shi(10)	3,642,047	8.1

All directors and executive officers as a group	29,018,036	64.8

Principal and Selling Shareholders:
GC I, L.P.(11)	9,070,940	20.2
Suzhou Cowin Venture Capital Investment Management Co., Ltd.(12)	4,761,369	10.6
Lightspeed China Partners I GP, LLC(13)	4,716,889	10.5
ITC Vision Ltd.(14)	3,642,047	8.1
Suzhou Oriza Holdings Co., Ltd(15)	2,900,000	6.5
Glory Castle Holdings Limited(16)	2,423,087	5.4

Notes:

*	Less than 1% of our total outstanding shares.
**	Except for Mr. Hsing Hsien Kung, Mr. James Qun Mi, Mr. Eugene John Frantz, Mr. Yuan Gao and Mr. Guibin Zhao, the business address of our directors and executive officers is 328 Xinghu Street, 12-A3, Suzhou Industrial Park, Suzhou, Jiangsu, 215123, People’s Republic of China.
(1)	The business address of Mr. Hsing Hsien Kung is 24036 Oak Knoll Circle, Los Altos Hills, CA 94022.
(2)	Represents 1,660,000 ordinary shares held by Mr. Hsing Hsien Kung and 1,303,704 ordinary shares held by Acorn Campus Ventures Fund III, LLC. The voting and dispositive power in the 1,303,704 ordinary shares held by Acorn Campus Ventures Fund III, LLC are held by Mr. Kung. Acorn Campus Ventures Fund III, LLC is incorporated in the Cayman Islands with a registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(3)	Represents 2,423,087 ordinary shares held by Glory Castle Holdings Limited, which is wholly-owned by Mr. Sheng Liu. Glory Castle Holdings Limited is incorporated in the British Virgin Islands with a registered office at P.O. Box 905, Quatisky Building, Road Town, Tortola, British Virgin Islands.
(4)	Mr. James Qun Mi is a managing director of Lightspeed China Partners I GP, LLC, which is the general partner of Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. Mr. Mi disclaims beneficial ownership of the shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Mi is Suite 2207, 22/F, Platinum Building, 233 Tai Cang Road, Huangpu District, Shanghai 200020.
(5)	Mr. Eugene John Frantz is a general partner of GC I, GP, which is the general partner of GC I, L.P. Mr. Frantz disclaims beneficial ownership of the shares held by GC I, L.P., except to the extent of his pecuniary interests therein. The business address of Mr. Frantz is 1600 Amphitheatre Parkway, Mount View, California 94043.
(6)	The business address of Mr. Yuan Gao is Building 19, Sandlake VC/PE Community, No.183 Suhong East Rd., Suzhou Industrial Park, Jiangsu Province, China.
(7)	Mr. Guibin Zhao is the managing director of Suzhou Cowin Venture Capital Investment Management Co., Ltd. This entity is the general partner of Suzhou Cowin Venture Capital Investment Management Partnership (Limited Partnership), which in turn is the general partner of Suzhou Cowin Wan Sheng Venture Capital L.P. (Limited Partnership), the sole shareholder of Cowin Wan Sheng Limited. In addition, Suzhou Cowin Venture Capital Investment Management Co., Ltd. is a shareholder of Suzhou Cowin Jin Qu Venture Capital Co., Ltd., the sole shareholder of Cowin Jin Qu Limited, and holds all the voting and dispositive power in the shares held by Cowin Jin Qu Limited for the interest of all the shareholders of Suzhou Cowin Jin Qu Venture Capital Co., Ltd. Mr. Zhao disclaims beneficial ownership of the shares held by Cowin Jin Qu Limited and Cowin Wan Sheng Limited, except to the extent of his pecuniary interests therein. The business address of Mr. Zhao is Suite 202, Building 13, Sandlake VC/PE Community, 183 Suhong East Rd., Suzhou Industrial Park, Jiangsu, PRC.
(8)	Represents 3,642,047 ordinary shares held by ITC Vision Ltd, the shareholders of which are Mr. Bai, Mr. Hai Ding, Mr. Gaohong Shi and four other individuals. Mr. Bai disclaims beneficial ownership of all of the shares held by ITC Vision Ltd., except to the extent of his pecuniary interest in 566,667 ordinary shares. ITC Vision Ltd. is incorporated in the British Virgin Islands with a registered office at P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(9)	Represents 3,642,047 ordinary shares held by ITC Vision Ltd, the shareholders of which are Mr. Ding, Mr. Yaheng Bai, Mr. Gaohong Shi and four other individuals. Mr. Ding disclaims beneficial ownership of all of the shares held by ITC Vision Ltd., except to the extent of his pecuniary interest in 837,904 ordinary shares. ITC Vision Ltd. is incorporated in the British Virgin Islands with a registered office at P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(10)	Represents 3,642,047 ordinary shares held by ITC Vision Ltd, the shareholders of which are Mr. Shi, Mr. Hai Ding and Mr. Yaheng Bai and four other individuals. Mr. Shi disclaims beneficial ownership of all of the shares held by ITC Vision Ltd., except to the extent of his pecuniary interest in 794,298 ordinary shares. ITC Vision Ltd. is incorporated in the British Virgin Islands with a registered office at P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
(11)	GC I, L.P. (Google Capital 2013) is a limited partnership under the laws of Delaware. GC I GP, LLC is the general partner of Google Capital 2013 and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Google Capital 2013. Google Inc. is the managing member of GC I GP, LLC and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by Google Capital 2013. The address for each of these entities is c/o Google Capital, 1600 Amphitheatre Parkway, Mountain View, California 94043.
(12)

Represents 2,622,930 ordinary shares held by Cowin Jin Qu Limited and 2,138,439 ordinary shares held by Cowin Wan Sheng Limited. Cowin Jin Qu Limited is wholly owned by Suzhou Cowin Jin Qu Venture Capital Co. Ltd, the shareholder of which include Suzhou Oriza Holdings Co., Ltd, a group of private investors, and

Suzhou Cowin Venture Capital Investment Management Co., Ltd. The voting and dispositive power in the 2,622,930 ordinary shares held by Cowin Jin Qu Limited is held by Suzhou Cowin Venture Capital Investment Management Co., Ltd for the interest of all shareholders of Suzhou Cowin Jin Qu Venture Capital Co., Ltd. Cowin Wan Sheng Limited is wholly owned by Suzhou Cowin Wan Sheng Venture Capital L.P. Suzhou Cowin Venture Capital Management L.P. holds all equity interests in Cowin Wan Sheng Limited for the interest of Suzhou Cowin Wan Sheng Venture Capital L.P. as the latter’s general partner. Suzhou Cowin Venture Capital Investment Management Co., Ltd. is the general partner of Suzhou Cowin Venture Capital Management L.P. Cowin Jin Qu Limited and Cowin Wan Sheng Limited are incorporated in the Cayman Islands, each with a registered office at P.O. Box 2547, Cassia Court, Camana Bay, Grand Cayman, Cayman Islands.
(13)	Represents 4,149,447 ordinary shares held by Lightspeed China Partners I, L.P. and 567,442 ordinary shares held by Lightspeed China Partners I-A, L.P. The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. Qun Mi and one other individual are the managing directors of Lightspeed China Partners I GP, LLC and hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. are incorporated in the Cayman Islands, each with a registered office at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(14)	ITC Vision Ltd. is incorporated in the British Virgin Islands with a registered office at P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The shareholders of ITC Vision Ltd. are Mr. Yaheng Bai, Mr. Hai Ding, Mr. Gaohong Shi and four other individuals.
(15)	Represents 1,900,000 ordinary shares held by Hua Yuan International Limited and 1,000,000 ordinary shares held by Rongda Venture Debt Limited. Hua Yuan International Limited is wholly owned by China-Singapore Suzhou Industrial Park Ventures Co., Ltd, which is wholly owned by Suzhou Oriza Holdings Co., Ltd. Rongda Venture Debt Limited is controlled indirectly by Suzhou Oriza Holdings Co., Ltd. Hua Yuan International Limited is incorporated in Hong Kong with a registered office at Unit 4906, Office Tower Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong. Rongda Venture Debt Limited is incorporated in the British Virgin Islands with a registered office at P.O. Box 905, Quatisky Building, Road Town, Tortola, British Virgin Islands. Suzhou Oriza Holdings Co., Ltd. is wholly owned and controlled by the Suzhou Industrial Park government.
(16)	Glory Castle Holdings Limited is wholly owned by Mr. Sheng Liu. It is incorporated in the British Virgin Islands with a registered office at P.O. Box 905, Quatisky Building, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, we had 12,197,607 ordinary shares outstanding on an as converted basis that were held by eight record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital—History of Securities Issuances” for a description of issuances of our ordinary shares and preferred shares that have resulted in significant changes in ownership held by our major shareholders.

RELATED PARTY TRANSACTIONS

Private Placements

See “Description of Share Capital—History of Securities Issuances.”

Shareholders Agreement

We entered into a shareholders agreement on September 26, 2014, with our co-founder, director, and chief executive officer Mr. Sheng Liu and the holders of our ordinary and preferred shares. This shareholders agreement was subsequently amended on December 31, 2014 and March 2, 2015.

The shareholders agreement provides that our board of directors will consist of no more than eight directors, including (i) two directors appointed by the holders of Series C preferred shares, one representing Google Capital and one representing Lightspeed China Partners I GP, LLC, (ii) two directors appointed by the holders of Series A preferred shares, (iii) one director appointed by the holders of Series B preferred shares, and (iv) one director appointed by the holders of ordinary shares to serve also as our Chief Executive Officer.

The shareholders agreement provides for certain preferential rights for the holders of our preferred shares (and ordinary shares issued upon conversion thereof), including liquidation preference, information rights, rights of participation, drag-along rights, rights of first refusal, co-sale rights and registration rights. The shareholders agreement also provides for certain preferential rights for the holders of at least 70% of our outstanding Series C preferred shares (and ordinary shares issued upon conversion thereof); in particular, we may not issue any ordinary shares without their approval, subject to certain limited exceptions.

All the preferential rights in the shareholding agreement, including the provisions governing our board of directors, will automatically terminate upon the completion of our initial public offering except for the registration rights and certain covenants and undertakings of ours.

Holders of our registrable shares are entitled to registration rights under the shareholders agreement, including demand registration rights, piggyback registration rights and Form F-3 registration rights. For a more detailed description of these registration rights, see “Description of Share Capital—History of Securities Issuances—Registration Rights.”

We have covenanted in the shareholders agreement to use our reasonable best efforts to avoid being treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the current and any future taxable year. If we are treated as a PFIC and any of the holders of our preferred shares (and ordinary shares issued upon conversion thereof) who are parties to the shareholders agreement elects to make a “qualifying electing fund” election, we have covenanted to provide such holders with such financial and other information as may be necessary to permit them to meet the prerequisites of their election. We have also covenanted to use our best efforts to take such actions as are reasonably necessary or advisable to qualify for look-through treatment for the assets held by any of our subsidiaries that are not wholly foreign owned subsidiaries. See “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company Rules.”

We have also covenanted in the shareholders agreement to comply with the U.S. Foreign Corrupt Practices Act, as amended, and to use our best efforts to cause our directors, officers, employees, agents and other persons acting on our behalf or purporting to act on our behalf to comply as well.

Transactions with Google Inc.

Google became our related party due to Google Capital’s investment in our Series C preferred shares in September 2014. Previously, we had entered into a master purchase agreement with Google on May 22, 2012, to specify the general terms and conditions of our sales of products and services to Google. We also signed an addendum to this agreement on November 4, 2013. We rely on purchase orders to specify the key terms of individual orders, such as quantity and price. Our sales of goods to Google for the period from October to December 2014, after it became our related party in September 2014, was US$22,336,060. Our sales to Google in the three months ended March 31, 2015 totaled US$25,733,399.

Transactions with Related Suppliers

We purchase certain components for our optical transceivers and obtain services from two related suppliers, LuxNet Corporation, or LuxNet, and Toptrans (Suzhou) Corporation Limited, or Toptrans, which is LuxNet’s subsidiary. Mr. Hsing Hsien Kung, the chairman of our board of directors, is also the chairman of LuxNet’s board of directors. We have not entered into master agreements with these suppliers, but rely on purchase orders to specify the terms and conditions of individual orders. Our purchase of products from LuxNet was US$2,400,671, US$3,758,921, US$6,105,703 and US$1,637,667 in 2012, 2013, 2014 and the three months ended March 31, 2015, respectively. Our purchase of products from Toptrans was US$28,010, nil, US$4,582,938 and US$1,019,124 in 2012, 2013, 2014 and the three months ended March 31, 2015, respectively. In addition, we were charged US$402,382 in service fees by Toptrans in 2014 and US$81,198 in the three months ended March 31, 2015. As of December 31, 2014, our accounts payable due to LuxNet was US$1,011,935, and our accounts payable due to Toptrans was US$1,353,629. As of March 31, 2015, our accounts payable due to LuxNet was US$1,133,074, and our accounts payable due to Toptrans was US$1,140,905.

From time to time, we sell testing equipment to LuxNet and Toptrans for use in their in-house manufacturing. Our sales of goods to LuxNet was US$3,159, US$2,600, US$14,960 and nil in 2012, 2013, 2014 and the three months ended March 31, 2015, respectively. Our sales of goods to Toptrans was US$2,807, US$24,998, US$29,992 and US$3,064 in 2012, 2013, 2014 and the three months ended March 31, 2015, respectively. As of December 31, 2014 and March 31, 2015, we had no accounts receivable due from either LuxNet or Toptrans.

Transactions with InnoLight Technology Inc.

InnoLight Technology Inc. was incorporated in California by Mr. Sheng Liu, our co-founder and chief executive officer, in November 2007. After we established our operations in Suzhou in 2008, InnoLight Technology Inc. performed marketing services and signed sales and purchase agreements on our behalf as its primary business activities. For its marketing activities, InnoLight Technology Inc. charged us US$117,233 and US$524,309 in service fees in 2012 and 2013, respectively. With respect to the sales and purchase agreements that InnoLight Technology Inc. signed on our behalf, our sales of goods to InnoLight Technology Inc. was US$218,368 and US$308,445 in 2012 and 2013 respectively, and our purchase of products from InnoLight Technology Inc. was US$1,811,920 and US$3,868,047 in 2012 and 2013, respectively.

We retained all profits and incurred all losses from the business activities of InnoLight Technology Inc. and assumed all of its assets and liabilities based on their carrying value when it was dissolved in September 2013.

Loans to Related Parties

As of December 31, 2014, we had US$1,250,762 of outstanding loans to related parties, of which US$77,462 was due from Mr. Sheng Liu, our chief executive officer and director, US$23,373 was due from Mr. Yaheng Bai, our Vice President for Domestic Sales, US$28,943 was due from Mr. Gaohong Shi, our Vice President for 40G Operations, and US$1,120,984 was due from Suzhou Xumao Science and Technology Co., Ltd, or Xumao, which was a holding company owned by certain directors, officers, employees and private investors, including Mr. Liu, Mr. Hai Ding, Mr. Bai and Mr. Shi, to hold equity interests in InnoLight PRC. Xumao was dissolved in February 2015, and its shareholders undertook the liability to repay the outstanding loan due to us in proportion to their shareholding percentage in Xumao. Each of these loans was payable upon demand, interest-free and unsecured.

The loans to Mr. Liu, Mr. Bai and Mr. Shi were made for their personal use and were fully repaid in March 2015.

The loan to Xumao was made to ensure the timely completion of our restructuring for the Series C financing. Xumao used the proceeds to pay for expenses incurred in connection with our restructuring, including its dissolution. The loan was fully repaid in March 2015.

Employment Agreements and Indemnification Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Share Incentives

See “Management—Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 139,143,776 shares of a nominal or par value of US$0.001 each, of which: (i) 100,000,000 are designated as ordinary shares, (ii) 6,427,914 are designated as Series A preferred shares, (iii) 9,206,262 are designated as Series A-1 preferred shares, (iv) 2,138,439 of which are designated as Series B preferred shares, (v) 7,583,332 of which are designated as Series B-1 preferred shares, and (vi) 13,787,829 are designated as Series C preferred shares. Immediately prior to the completion of this initial public offering, all of our issued and outstanding preferred shares will automatically convert into 39,143,776 ordinary shares.

We plan to adopt an amended and restated memorandum and articles of association, which will become effective immediately prior to the completion of this offering and will replace our existing amended and restated memorandum and articles of association in their entirety. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

Based on the assumptions and qualifications in its opinion that is filed as an exhibit to the registration statement that includes this prospectus, our Cayman Islands counsel, Travers Thorp Alberga, has advised us that all of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our company will issue only non-negotiable shares, and will not issue bearer or negotiable shares.

Register of Members

Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this offering, the register of members will be immediately updated to record and give effect to the issue of shares by us to the Depositary (or its nominee) as the depositary. Once our register of members has been updated, the shareholders recorded in the register of members should be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Cayman Islands Grand Court for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or shareholders in general meeting (provided always that dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business).

Voting Rights

Holders of ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

Travers Thorp Alberga, our counsel as to Cayman Islands law, has advised that such voting structure is in compliance with current Cayman Islands law as in general terms, a company and its shareholders are free to provide in the articles of association for such rights as they consider appropriate, subject to such rights not being contrary to any provision of the Companies Law and not inconsistent with common law. Travers Thorp Alberga has confirmed that the inclusion in our post-offering amended and restated memorandum and articles of association of provisions giving weighted voting rights to specific classes of shareholders generally or to specific classes of shareholders on specific resolutions is not prohibited by the Companies Law. Further, weighted voting provisions have been held to be valid as a matter of English common law and therefore it is expected that such would be upheld by a Cayman Islands court.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

However, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which our company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	the ordinary shares transferred are free of any lien in favor of us;

•	any fee related to the transfer has been paid to us; and

•	in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer they are required, within two months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied with the consent in writing of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors. Advance notice of at least fourteen calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total voting power of their outstanding shares in our company.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than two directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting of our company and shall then be eligible for re-election at that meeting. At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third, shall retire from office by rotation. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. A retiring director shall retain office until the close of the meeting at which he retires, and shall be eligible for re-election thereat.

Our shareholders may also appoint any person to be a director by way of ordinary resolution.

A director may be removed with or without cause by ordinary resolution.

Proceedings of Board of Directors

Our post-offering memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our post-offering memorandum and articles of association provide that the board may from time to time at its discretion exercise all powers of our company to raise or borrow money, to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of our company and issue debentures, bonds and other securities of our company, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not required to be open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil). Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the Nasdaq Global Market rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Law is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Law and the current Companies Act of England. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders or creditors with whom the arrangement is to be made and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•	an acts which is illegal or ultra vires;

•	an act which, although not ultra vires, could only be effected duly if authorized by a special or qualified majority vote that has not been obtained; and

•	an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that our directors and officers shall be indemnified against all actions, costs, charges, expenses, losses and damages incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-Takeover Provisions in the Memorandum and Articles of Association

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association, as amended and restated from time to time, for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore he owes the following duties to the company—a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provides that, on the requisition of any two or more shareholders holding shares representing in aggregate not less than one-third of the total voting rights in the paid up capital of our company, the board shall convene an extraordinary general meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our post-offering articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the written consent of the holders of two-thirds in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Law, our memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Under our post-offering memorandum and articles of association, our board of directors is empowered to issue or allot shares or grant options and warrants with or without preferred, deferred, qualified or other special rights or restrictions.

History of Securities Issuances

The following is a summary of our securities issuances in the past three years:

Shares

From April 2008 to January 2009, we issued and sold 6,427,914 Series A preferred shares to Acorn Campus Ventures Fund III, LLC, or Acorn III, Suma Ventures, LLC, or Suma, Mr. Sheng Liu, China-Singapore Suzhou Industrial Park Ventures Co., Ltd, or CSVC, and some private investors for an aggregate consideration of approximately US$3.2 million. The voting and dispositive power in the Series A preferred shares issued to Acorn III and Suma were ultimately held by Mr. Hsing Hsien Kung. We agreed to redeem the Series A preferred shares held by Mr. Liu and a private investor for a total consideration of US$0.5 million in September 2009, and Mr. Liu and the private investor used the proceeds to acquire equity interests in InnoLight PRC through a holding company in December 2009. In connection with the sale by InnoLight HK of some of its equity interests in InnoLight PRC to Acorn III, Mr. Kung and CSVC in November 2011, we agreed to redeem the Series A preferred shares held by Acorn III, Suma and CSVC for a total consideration of RMB9.7 million (US$1.6 million) in December 2011. The redemption of the Series A preferred shares was not recorded on our register of members until August 2014.

We entered into a series of agreements to issue a second tranche of Series A preferred shares, which we refer to as the Series A-1 preferred shares from April 2010 to May 2010. As part of this transaction, we agreed to issue 833,333 Series A-1 preferred shares to Mr. Hsing Hsien Kung in May 2010 and to a private investor in April 2010 for an aggregate consideration of US$500,000. All of the other Series A-1 investors subscribed for equity interests in InnoLight PRC. We agreed to redeem the 500,000 Series A-1 preferred shares held by Mr. Kung for an aggregate consideration of approximately RMB1.2 million (US$0.2 million) in December 2011 and Mr. Kung used the proceeds to acquire equity interests in InnoLight PRC. The issuance and sale of Series A-1 preferred shares to Mr. Kung and the private investor and the subsequent redemption of the Series A-1 preferred shares held by Mr. Kung were not recorded on our register of members until August 2014.

In August 2012, we agreed to issue a total of 840,000 ordinary shares to Mr. Osa Mok, Mr. Weilong William Lee and some private investors for an aggregate consideration of US$44,000. We updated our register of members to reflect the issuance in August 2014.

In August 2012, we issued and sold Series B preferred shares to Suzhou Cowin Wan Sheng Venture Capital L.P., which is the sole shareholder of Cowin Wan Sheng Limited, for an aggregate consideration of approximately US$2.1 million. We issued a second tranche of Series B preferred shares, which we refer to as the Series B-1 shares, from September 2012 to May 2013 to a group of private investors for an aggregate consideration of approximately US$9.1 million. One private investor subscribed for 416,667 Series B-1 preferred shares in InnoLight Cayman in January 2013, and all of the other Series B and Series B-1 investors subscribed for equity interests in InnoLight PRC. The issuance of the Series B-1 preferred shares in InnoLight Cayman was not recorded on our register of members until August 2014.

In March 2013, we agreed to issue 40,000 ordinary shares to a private investor for an aggregate consideration of US$2,000, and those shares were transferred by that private investor to Mr. Osa Mok for an aggregate consideration of US$26,000. We updated our register of members to reflect the issuance and transfer in August 2014.

As part of our restructuring for the Series C financing, all of the shareholders of InnoLight PRC other than InnoLight HK transferred their equity interests in InnoLight PRC to InnoLight HK. The former shareholders of InnoLight PRC, or in some cases individuals who held ownership interests in the former shareholders of InnoLight PRC, subscribed for shares in InnoLight Cayman, either directly or through their respective controlled or related entities, following their exit from InnoLight PRC. The consideration they paid to InnoLight Cayman was equivalent to the consideration they received from InnoLight HK for the transfer of equity interests in InnoLight PRC. To reflect this swap of shares in InnoLight PRC for shares in InnoLight Cayman, we issued 4,226,667 ordinary shares, 3,307,914 Series A preferred shares, 8,872,929 Series A-1 preferred shares, 2,138,439 Series B preferred shares and 7,166,665 Series B-1 preferred shares on September 19, 2014, and an additional 1,900,000 Series A preferred shares on December 31, 2014, for an aggregate consideration of approximately US$21.4 million.

On September 26, 2014, we issued and sold 9,070,940 Series C preferred shares to Google Capital for an aggregate consideration of approximately US$25.0 million, and 4,716,889 Series C preferred shares to Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. for an aggregate consideration of approximately US$13.0 million.

Option Grants

We have granted restricted shares and options to purchase our ordinary shares to certain of our directors, executive officers and employees under our 2014 Plan, for their past and future services. See “Management—Share Incentive Plan.”

Registration Rights

Pursuant to the shareholders agreement that we entered into on September 26, 2014 with our shareholders in connection with our Series C financing, as amended on December 31, 2014 and March 2, 2015, we have granted certain registration rights to holders of our registrable securities. Registrable securities include our ordinary shares issued or to be issuable upon conversion of our preferred shares and ordinary shares issued as a dividend or other distribution to our preferred shares. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. Holders of at least 25% of our registrable securities, provided that they include the holders of at least 70% of the then outstanding Series C preferred shares (and ordinary shares issued upon conversion thereof), have the right to demand in writing that we file a registration statement to register their registrable securities and registrable securities held by others who choose to participate in the offering. This right may be exercised at any time after the earlier of (i) the third anniversary of the date of the shareholders agreement or (ii) six months following the effectiveness of a registration statement for this initial public offering. We are not obligated to effect a demand registration if we have already effected (i) three demand registrations or (ii) one registration pursuant to the demand registration rights or the piggyback registration rights within the six-month period preceding the date of such request. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement, first to holders of our preferred shares (and ordinary shares issued upon conversion thereof) and second to holders of other of our securities, subject to certain limitations. In addition, at least 30% of the shares requested by the holders to be included in a registration statement must be so included and must be allocated first to the holders of our Series C preferred shares before being allocated to others.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than relating to an employee benefit plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include all or any part of their registrable securities in this registration statement. The underwriters of any underwritten offering may in good faith allocate the shares to be included in the registration statement first to us, second to holders of our preferred shares (and ordinary shares issued upon conversion thereof), and third to holders of other of our securities, subject to certain limitations.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, then upon a written request from any holder of at least 5% of the registrable securities then outstanding, we must file a registration statement on Form F-3 with respect to outstanding registrable securities of the requesting holder or holders. We are not obligated to effect such registration if, among other things, (i) the anticipated aggregate offering price, net of underwriting discounts and selling commissions, is less than US$3,000,000, or (ii) we have already effected three registrations in the 12 months prior to the date of the request. We may defer filing of a registration statement on Form F-3 no more than once during any 12 month period for up to 60 days if our board of directors determines in good faith that filing such registration statement will be materially detrimental to us and our shareholders.

Expenses of Registration. We will pay all registration expenses and all participating holders of registrable securities will pay the underwriting discounts and selling commissions relating to any demand, piggyback, or Form F-3 registrations. However, we are not obligated to pay any expenses relating to a demand registration if the registration request is subsequently withdrawn at the request of holders of a majority of the registrable securities to be registered, subject to certain exceptions.

Termination of Obligations. The registration rights set forth above shall terminate on the earlier of (i) the fifth anniversary of this initial public offering and (ii) with respect to any holder of registrable securities, the time when all registrable securities held by such holder may be sold pursuant to Rule 144 under the Securities Act without transfer restrictions.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

                    has agreed to act as the depositary bank for the American Depositary Shares.            ’s depositary offices are located at            . American Depositary Shares are frequently referred to as ADSs and represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is            , located at            .

We have appointed            as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov. Please refer to Registration Number 333-            when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety. The portions of this summary description that are italicized describe matters that may be relevant to the ownership of ADSs but that may not be contained in the deposit agreement.

Each ADS represents the right to receive, and to exercise the beneficial ownership interests in,            ordinary shares that are on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary bank will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary bank only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank, commonly referred to as the direct registration system or DRS. The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the holder. When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

The registration of the ordinary shares in the name of the depositary bank or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary bank or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary bank or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.

Dividends and Distributions

As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary bank will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary bank holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary share ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	We do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	We fail to deliver satisfactory documents to the depositary bank; or

•	It is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	We do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	We do not deliver satisfactory documents to the depositary bank; or

•	The depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary bank in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of the Company.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

Upon completion of this offering, the ordinary shares being offered pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus. After the completion of this offering, the ordinary shares that are being offered for sale pursuant to this prospectus will be deposited by us with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will issue ADSs to the underwriters named in this prospectus.

After the closing of this offer, the depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•	The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by U.S. and Cayman Islands considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Voting Rights”.

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:

•	In the event of voting by show of hands, the depositary bank will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.

•	In the event of voting by poll, the depositary bank will vote (or cause the Custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.

Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated herein). Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

• Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares)	Up to U.S. 5¢ per ADS issued

• Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (i.e., sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

•	the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;

•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

•	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC or presented to the depositary bank via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain ADS fees and charges (such as the ADS service fee may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Incorporation, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our Articles of Incorporation or in any provisions of or governing the securities on deposit.

•	We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

•	No disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as pre-release transactions, and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the ordinary shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

Governing Law/Waiver of Jury Trial

The deposit agreement and the ADRs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) is governed by the laws of the Cayman Islands.

AS A PARTY TO THE DEPOSIT AGREEMENT, YOU WAIVE YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY BANK.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have                    ADSs outstanding, representing                     ordinary shares, or approximately    % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while we intend to list the ADSs on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

[All of our shareholders, all of our directors and executive officers and certain of our option holders have agreed with the underwriters not to, without the prior consent of the representatives, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement (other than a registration statement on Form S-8) with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares or any substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this prospectus).

In addition, through a letter agreement, we will instruct                    , as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Credit Suisse Securities (USA) LLC and Barclays Capital Inc. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.]

Rule 144

All of our ordinary shares outstanding prior to this offering are “restricted shares” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirements. Under Rule 144 as currently in effect, a person who has beneficially owned our restricted shares for at least six months is generally entitled to sell the restricted securities without registration under the Securities Act beginning 90 days after the date of this prospectus, subject to certain additional restrictions.

Our affiliates may sell within any three-month period a number of restricted shares that does not exceed the greater of the following:

•	1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise on the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Affiliates who sell restricted securities under Rule 144 may not solicit orders or arrange for the solicitation of orders, and they are also subject to notice requirements and the availability of current public information about us.

Persons who are not our affiliates are only subject to one of these additional restrictions, the requirement of the availability of current public information about us, and this additional restriction does not apply if they have beneficially owned our restricted shares for more than one year.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above.

TAXATION

The following summary of Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company.

People’s Republic of China Taxation

Although we are incorporated in the Cayman Islands, we may be treated as a PRC resident enterprise for PRC tax purposes under the Enterprise Income Tax Law. The Enterprise Income Tax Law provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC is treated as a PRC resident enterprise for PRC tax purposes and consequently subject to the PRC income tax at the rate of 25% on its global income. The implementing rules of the Enterprise Income Tax Law merely define the location of the “de facto management body” as “organizational body which effectively manages and controls the production and business operation, personnel, accounting, properties and other aspects of operations of an enterprise.” Based on a review of surrounding facts and circumstances, we do not believe that InnoLight Cayman or InnoLight HK should be considered a PRC resident enterprise for PRC tax purposes. However, there is limited guidance and implementation history of the Enterprise Income Tax Law, and if InnoLight Cayman is treated as a PRC resident enterprise for PRC tax purposes, it will be subject to PRC tax on its global income at a uniform tax rate of 25%.

In addition, if InnoLight Cayman is a PRC resident enterprise, PRC income tax at the rate of 10% will generally be applicable to interest and dividends payable by us to investors that are “non-resident enterprises” of the PRC, if such investors do not have an establishment or place of business in the PRC, or if they have such establishment or place of business in the PRC but the relevant income is not effectively connected with such establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of the investor. For example, for investors in Hong Kong, the tax rate is reduced to 7% for interest payments and 5% for dividends.

Furthermore, any gain realized on the transfer of our ADSs or ordinary shares by such investors would also be subject to PRC income tax at 10% (for non-PRC enterprise investors) or at 20% (for non-PRC individual investors) if such gain is regarded as income derived from sources within the PRC unless a tax treaty or similar arrangement provides otherwise.

As most of our operations are located within the PRC, interest and dividends payable by us to you, as well as any gain you may realize from the sale of our ADSs or ordinary shares, may be deemed to be derived from sources within China and hence subject to PRC tax. Any such tax may materially and adversely affect the value of your investment in our ADSs and ordinary shares.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this prospectus, U.S. Treasury regulations in effect or proposed as of the date of this prospectus, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. Moreover, this summary does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former U.S. citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons holding the ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes.

Prospective investors are urged to consult their own tax advisors regarding the application of U.S. federal taxation to their particular circumstances, and the state, local, non-U.S., or other tax consequences of the ownership and disposition of our ADSs or ordinary shares.

For purposes of this summary, a “U.S. Holder,” for U.S. federal income tax purposes, is a beneficial owner of our ADSs or ordinary shares that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more United States persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The tax treatment of a partner in a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares will depend on the status of such partner and the activities of such partnership. If you are a partner in such partnership, you should consult your tax advisors.

It is generally expected that a U.S. Holder of ADSs will be treated, for U.S. federal income tax purposes, as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will generally not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that parties to whom ADSs are released before shares are delivered to the depositary (a “pre-release transaction”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of any foreign taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries in respect of a pre-release transaction.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income; or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. For purpose of the asset test, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on our current and expected income and assets (taking into account the expected cash proceeds and anticipated market capitalization following the offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years because the value of assets for the purpose of the asset test may be determined by reference to the market price of our ADSs. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years.

If we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares. The discussion below under “Dividends” and “Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. If we are treated as a PFIC, the U.S. federal income tax considerations that apply generally are discussed under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. A non-corporate U.S. Holder will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (i) with respect to any dividend it pays on stock (or ADSs in respect of such stock) that is readily tradable on an established securities market in the United States; or (ii) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Secretary of Treasury determines is satisfactory for purposes of this provision and includes an exchange of information program. We intend to apply to list the ADSs on the Nasdaq Global Market. Provided the listing is approved on the Nasdaq Global Market, which is an established securities market in the United States, the ADSs are expected to be readily tradable on an established securities market. Thus, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates, but there can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. However, in the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law (see “People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty, which the United States Treasury Department has determined is satisfactory for this purpose, and be treated as a qualified foreign corporation with respect to dividends paid on our ADSs or ordinary shares. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends-received deduction allowed to corporations. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for the year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex, and their outcome depends, in part, on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates taxation. In the event that gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC-source gain under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ADSs or ordinary shares and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ADSs or ordinary shares, or a mark-to-market election, such U.S. holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of our ADSs or ordinary shares; and

•	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of our ADSs or ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ADSs or ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period of the ADSs or ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to taxable years in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC (each, a “pre-PFIC year”), will be taxed as ordinary income;

•	the amount allocated to each prior taxable year other than the current taxable year or a pre-PFIC year, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year of the U.S. Holder, other than a pre-PFIC year.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries and direct or indirect equity investments.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. For this purpose, our ADSs, but not our ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Global Market. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss. However, such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ADSs or ordinary shares under their particular circumstances.

Alternatively, a U.S. Holder that owns stock of a PFIC may make a QEF election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. We currently do not intend to prepare or provide the information that would enable you to make a QEF election.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our ADSs or ordinary shares and the elections discussed above.

Information Reporting

Certain U.S. Holders are required to report information to the Internal Revenue Service relating to an interest in “specified foreign financial assets,” including shares issued by a non-U.S. corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the Internal Revenue Service), subject to certain exceptions. These rules also impose penalties if a U.S. Holder is required to submit such information to the Internal Revenue Service and fails to do so.

In addition, U.S. Holders may be subject to information reporting to the Internal Revenue Service with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

UNDERWRITING

We and the selling shareholders are offering the ADSs described in this prospectus through a number of underwriters. Credit Suisse Securities (USA) LLC and Barclays Capital Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling shareholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling shareholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ADSs listed next to its name in the following table:

Name	Number of ADSs
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.

Total

The underwriters are committed to purchase all the ADSs being offered if they purchase any ADSs. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non- defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the ADSs directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of US$                 per ADS. Any such dealers may resell ADSs to certain other brokers or dealers at a discount of up to US$                 per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. Sales of ADSs made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional ADSs from us[, and up to                  additional ADSs from the selling shareholders,] to cover sales of ADSs by the underwriters which exceed the number of ADSs specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any ADSs are purchased with this over-allotment option, the underwriters will purchase ADSs in approximately the same proportion as shown in the table above. If any additional ADSs are purchased, the underwriters will offer the additional ADSs on the same terms as those on which the ADSs are being offered.

[We currently anticipate that we will undertake a directed share program pursuant to which the underwriters will reserve up to         % of the ADSs for sale at the initial public offering price to persons we designate who are directors, officers, employees, consultants, associates and other persons having a relationship with us through a directed share program, subject to the terms of the underwriting agreement, the applicable rules, regulations and interpretations of the Financial Industry Regulatory Authority and all other applicable laws, rules and regulations. We will pay all fees and expenses incurred by the underwriters in connection with offering the ADSs through the directed share program. Any sales made through the directed share program will be made by         . The number of ADSs available for sale to the general public will be reduced by the number of directed ADSs purchased by participants in the program. The underwriters may offer any ADSs not purchased by participants in the directed share program to the general public on the same basis as the other ADSs being sold hereunder. We have agreed to indemnify          against certain losses, expenses and liabilities that it incurs in connection with the directed share program, including indemnification for any losses arising from the failure of any directed share program participant to pay for shares that it agreed to purchase through the directed share program.]

The underwriting fee is equal to the public offering price per ADS less the amount paid by the underwriters per ADS. The underwriting fee is US$                 per ADS. The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Without over-allotment exercise	With full over-allotment exercise
Paid by us
Per ADS	US$	US$
Total	US$	US$
Paid by the selling shareholders
Per ADS	US$	US$
Total	US$	US$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately US$                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

[We have agreed that we will not (i) issue, offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, (ii) file, or announce the intention to file, any registration statement with respect to any ordinary shares or ADSs, or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs, or (iii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or ADSs or such other securities, in cash or otherwise), in each case without the prior written consent of Credit Suisse Securities (USA) LLC and Barclays Capital Inc. for a period of 180 days after the date of this prospectus, other than (A) the ADSs to be sold hereunder and (B) [grants of employee share options, restricted shares or other equity incentives pursuant to our share incentive plan existing on the date of this prospectus, which is described under “Management—Share Incentive Plan]”].

[Our directors and executive officers and all of our existing shareholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of Credit Suisse Securities (USA) LLC and Barclays Capital Inc., (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (including without limitation, ordinary shares which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the United States Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or ADSs (regardless of whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise), or (iii) make any demand for or exercise any right with respect to the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares, except under certain circumstances including, without limitation to, transfers pursuant to gifts, dispositions and by will or intestacy where each transferee signs and delivers a lock-up agreement. Furthermore, all of our directors, executive officers, shareholders and holders of the options to purchase our ordinary shares are restricted by our agreement with the depositary from depositing ordinary shares in our ADS facility or having new ADSs issued to them during the “lock-up” period, unless we otherwise instruct the depositary with the prior written consent of the representatives of the underwriters. These restrictions also apply to any ADSs acquired, if any, by our directors, executive officers and existing shareholders in the offering pursuant to the directed share program.]

Credit Suisse Securities (USA) LLC and Barclays Capital Inc., in their sole discretion, may release the ordinary shares or ADSs or other securities subject to the lock-up agreements described above in whole or in part at any time. At least three business days before the effectiveness of any release or waiver of the restrictions described above in connection with any transfer of ADSs and other securities by an officer or director, Credit Suisse Securities (USA) LLC and Barclays Capital Inc. will notify us of the impending release or waiver of any restriction and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ADSs or other securities that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We have applied to list our ADSs on the Nasdaq Global Market under the symbol “INLT.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling ADSs in the open market for the purpose of preventing or retarding a decline in the market price of the ADSs while this offering is in progress. These stabilizing transactions may include making short sales of ADSs, which involves the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering, and purchasing ADSs on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing ADSs in the open market. In making this determination, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market compared to the price at which the underwriters may purchase ADSs through the over- allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase ADSs in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the ADSs, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase ADSs in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those ADSs as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Prior to this offering, there has been no public market for our ADSs. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded ordinary shares or ADSs of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our ADSs, or that the ADSs will trade in the public market at or above the initial public offering price.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, United States. The address of Barclays Capital Inc. is 745 Seventh Avenue, New York, NY 10019, United States.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area that has implemented the European Union Prospectus Directive, or a Relevant Member State, from and including the date on which the European Union Prospectus Directive, or EU Prospectus Directive, is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of the securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the ADSs to the public in that Relevant Member State at any time,

(a)	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

(d)	in any other circumstances that do not require the publication by the company of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Relevant Member State by any measure implementing the EU Prospectus Directive in that Relevant Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measures in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Notice to Prospective Investors in the United Kingdom

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

Neither this prospectus nor any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The ADSs will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This prospectus or any other material relating to the ADSs are personal and confidential and do not constitute an offer to any other person. This prospectus or any other material relating to the ADSs may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. Such materials may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in Australia

This document has not been lodged with the Australian Securities & Investments Commission and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act 2001 (Cth) of Australia (Corporations Act);

(ii)	a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to the Company which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made; or

(iii)	a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act,

and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance.

(b)	you warrant and agree that you will not offer any of the shares issued to you pursuant to this document for resale in Australia within 12 months of those shares being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

Notice to Prospective Investors in United Arab Emirates

This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the United Arab Emirates, or the UAE. The ADSs have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

The offering, the ADSs and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the ADSs may not be offered or sold directly or indirectly to the public in the UAE.

Notice to Prospective Investors in Hong Kong

The ADSs may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance

(Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except, in each case, pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 by a relevant person that is:

(a)	a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 except:

(i)	to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis International LLP. The validity of the ordinary shares represented by the ADSs offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga. Legal matters as to PRC law will be passed upon for us by Zhong Lun Law Firm and for the underwriters by Fangda Partners. Skadden, Arps, Slate, Meagher & Flom LLP may rely upon Travers Thorp Alberga with respect to matters governed by Cayman Islands law and Zhong Lun Law Firm with respect to matters governed by PRC law. Kirkland & Ellis International LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The financial statements as of December 31, 2013 and 2014, and for each of the three years in the period ended December 31, 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of PricewaterhouseCoopers Zhong Tian LLP is 11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin Road, Huangpu District,, Shanghai 200021, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits, under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related registration statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs.

The agreements included as exhibits to the registration statement on Form F-1 contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

Immediately upon the effectiveness of the registration statement to which this prospectus is a part we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

INNOLIGHT TECHNOLOGY CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of InnoLight Technology Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of InnoLight Technology Corporation (the “Company”) and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company has restated its 2014 financial statements to correct an error.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

March 25, 2015, except for the effects of the restatement discussed in Note 3 and Note 21 to the consolidated financial statements, as to which the date is May 11, 2015

INNOLIGHT TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

	As of December 31
	2013	2014	2014
	US$	US$	US$ (unaudited) Pro forma (Note 22)
ASSETS
Current assets:
Cash and cash equivalents	4,918,687	33,488,881	33,488,881
Restricted cash	478,575	337,205	337,205
Notes receivable	1,052,586	1,540,513	1,540,513
Accounts receivable due from related parties	35,199	9,988,460	9,988,460
Accounts receivable, net	18,323,635	13,900,673	13,900,673
Inventories	21,058,261	38,179,311	38,179,311
Prepayments and other current assets	3,169,056	5,825,627	5,825,627
Deferred tax assets, current	—	1,222,243	1,222,243

Total current assets	49,035,999	104,482,913	104,482,913

Land use rights	—	805,691	805,691
Property, plant and equipment	12,883,573	24,703,192	24,703,192
Investments	41,123	42,886	42,886
Intangible assets	104,004	551,490	551,490
Deferred tax assets, non-current	—	155,750	155,750
Other long term assets	88,217	3,123,075	3,123,075

Total assets	62,152,916	133,864,997	133,864,997

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,556,427	27,721,802	27,721,802
Accounts payable due to related parties	1,740,345	2,365,564	2,365,564
Salary and welfare payable	2,926,883	5,963,763	5,963,763
Income taxes payable	554,479	626,221	626,221
Other payables and accruals	1,486,003	7,115,874	7,115,874
Short-term borrowings	12,821,250	22,653,140	22,653,140

Total current liabilities	37,085,387	66,446,364	66,446,364

Other non-current liabilities	—	2,252,201	2,252,201

Total liabilities	37,085,387	68,698,565	68,698,565

INNOLIGHT TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

	As of December 31
	2013	2014	2014
	US$	US$	US$ (unaudited) Pro forma (Note 22)
Commitments and contingencies (Note 24)
Mezzanine equity
Series A preferred shares (US$0.001 par value; 6,427,914 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	3,213,957	3,667,768	—
Receivables from Series A preferred shareholders	—	(844,270)	—
Series A1 preferred shares (US$0.001 par value; 9,206,262 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	5,523,757	5,729,977	—
Receivables from Series A1 preferred shareholders	—	(3,222,906)	—
Series B preferred shares (US$0.001 par value; 2,138,439 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	2,052,901	1,723,368	—
Series B1 preferred shares (US$0.001 par value; 7,583,332 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	9,099,998	7,024,440	—
Receivables from Series B1 preferred shareholders	—	(289,666)	—
Series C preferred shares (US$0.001 par value; Nil and 13,787,829 shares issued and outstanding as of December 31, 2013 and 2014, respectively, and nil outstanding on a pro forma basis as of December 31, 2014)	—	38,623,689	—

Total mezzanine equity	19,890,613	52,412,400	—

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 5,666,667 shares issued and outstanding as of December 31, 2013 and 2014, and 44,810,443 outstanding on a pro forma basis as of December 31, 2014)	5,667	5,667	44,810
Subscription receivables	(81,200)	(3,634,686)	(7,991,529)
Loan to shareholders	(71,860)	(1,252,821)	(1,252,821)
Additional paid-in capital	619,277	2,401,807	59,131,907
Statutory reserves	19,766	19,766	19,766
Accumulated other comprehensive income	1,092,375	1,143,251	1,143,251
Retained earnings	3,592,891	14,071,048	14,071,048

Total shareholders’ equity	5,176,916	12,754,032	65,166,432

Total liabilities, mezzanine equity and shareholders’ equity	62,152,916	133,864,997	133,864,997

The accompanying notes are an integral part of these consolidated financial statements.

INNOLIGHT TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

	2012	2013	2014
	US$	US$	US$
			Restated
Net revenues
Unrelated parties	25,614,976	71,484,211	99,153,208
Related parties (Note 19 and Note A)	224,334	336,043	22,381,012

Total revenues	25,839,310	71,820,254	121,534,220
Cost of goods sold (including 2014 litigation settlement costs described in Note 26)
Unrelated parties	(18,642,945)	(45,583,246)	(85,472,076)
Related parties (Note 19)	(1,806,284)	(7,712,626)	(7,073,251)

Total cost of goods sold	(20,449,229)	(53,295,872)	(92,545,327)

Gross profit	5,390,081	18,524,382	28,988,893
Operating expenses:
Research and development	(3,060,244)	(5,353,418)	(8,426,241)
Sales and marketing	(1,172,095)	(1,765,137)	(2,805,872)
General and administrative	(1,539,321)	(2,247,706)	(4,721,566)

Total operating expenses	(5,771,660)	(9,366,261)	(15,953,679)

Income (loss) from operations	(381,579)	9,158,121	13,035,214
Interest expenses, net	(468,346)	(407,838)	(1,667,125)
Other income (expenses), net	(9,859)	1,858	790,612

Income (loss) before income tax expenses and equity in income (loss) of an affiliate	(859,784)	8,752,141	12,158,701
Income tax expenses	—	(845,801)	(874,522)
Equity in (loss) of an affiliate	(14,469)	(8,476)	—

Net income (loss)	(874,253)	7,897,864	11,284,179
Accretion on Series C preferred shares to redemption value	—	—	(806,022)
Deemed dividend due to modification of Junior Preferred Shares	—	—	1,745,060
Allocation to preferred shareholders	—	(6,429,841)	(8,963,717)

Net income (loss) attributable to ordinary shareholders	(874,253)	1,468,023	3,259,500

Comprehensive income (loss)
Net income (loss)	(874,253)	7,897,864	11,284,179
Other comprehensive income:
Changes in cumulative foreign currency translation adjustment, net of tax of nil	65,465	600,845	50,876

Total comprehensive income (loss)	(808,788)	8,498,709	11,335,055

Earnings (loss) per share attributable to ordinary shareholders
Basic	(0.17)	0.26	0.58
Diluted	(0.17)	0.26	0.24
Weighted average number of ordinary shares used in computing
Basic	5,136,475	5,659,325	5,666,667
Diluted	5,136,475	30,446,779	15,388,438
Share-based compensation included in cost of goods sold and operating expenses above is as follows:
Cost of goods sold	—	—	3,537
Research and development	—	—	13,927
Sales and marketing	62,320	—	4,748
General and administrative	467,568	—	15,258

Note A: Net revenues from related parties for the year ended December 31, 2014 include three months of revenue from an affiliate of a principal shareholder who had became a related party of the Company in late September 2014.

The accompanying notes are an integral part of these consolidated financial statements.

INNOLIGHT TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

	Ordinary shares (US$ 0.001 par value)
	Number of shares outstanding	Par value	Subscription receivables	Loan to shareholders	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	(Accumulated deficit)/ Retained earnings	Total shareholders’ equity (deficit)
		US$	US$		US$	US$	US$	US$	US$
Balance as of December 31, 2011	4,786,667	4,787	(11,200)	(53,943)	20,269	19,766	426,065	(3,430,720)	(3,024,976)
Share-based compensation (Note 16)	—	—	—	—	529,888	—	—	—	529,888
Capital contributions by shareholders	840,000	840	(44,000)	—	43,160	—	—	—	—
Loan to shareholders	—	—	—	(5,935)	—	—	—	—	(5,935)
Foreign currency translation adjustments	—	—	—	—	—	—	65,465	—	65,465
Net loss	—	—	—	—	—	—	—	(874,253)	(874,253)

Balance as of December 31, 2012	5,626,667	5,627	(55,200)	(59,878)	593,317	19,766	491,530	(4,304,973)	(3,309,811)

Capital contributions by shareholders	40,000	40	(26,000)	—	25,960	—	—	—	—
Loan to shareholders	—	—	—	(11,982)	—	—	—	—	(11,982)
Foreign currency translation adjustments	—	—	—	—	—	—	600,845	—	600,845
Net income	—	—	—	—	—	—	—	7,897,864	7,897,864

Balance as of December 31, 2013	5,666,667	5,667	(81,200)	(71,860)	619,277	19,766	1,092,375	3,592,891	5,176,916

Share-based compensation	—	—	—	—	37,470	—	—	—	37,470
Accretion on Series C redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(806,022)	(806,022)
Deemed dividend due to modification of Series A, A1, B and B1 redeemable convertible preferred shares	—	—	—	—	1,745,060	—	—	—	1,745,060
Return of capital (to be collected) to ordinary shareholders related to Restructuring (Note 1)	—	—	(3,553,486)	—	—	—	—	—	(3,553,486)
Loan to shareholders	—	—	—	(1,180,961)	—	—	—	—	(1,180,961)
Foreign currency translation adjustments	—	—	—	—	—	—	50,876	—	50,876
Net income	—	—	—	—	—	—	—	11,284,179	11,284,179

Balance as of December 31, 2014	5,666,667	5,667	(3,634,686)	(1,252,821)	2,401,807	19,766	1,143,251	14,071,048	12,754,032

The accompanying notes are an integral part of these consolidated financial statements.

INNOLIGHT TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

	For the Years Ended December 31
	2012	2013	2014
	US$	US$	US$
Cash flows from operating activities:
Net income (loss)	(874,253)	7,897,864	11,284,179
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Share-based compensation	529,888	—	37,470
Equity in loss of an affiliate	14,469	8,476	—
Allowance for doubtful accounts	4,792	123,655	—
Provision for inventories declining in value	33,433	74,806	3,016,866
Depreciation of property, plant and equipment	598,388	1,533,612	2,927,561
Amortization of intangible assets and land use rights	14,888	25,968	116,474
Deferred income tax benefits	—	—	(1,377,993)
Foreign exchange gain	48,026	425,677	169,781
Changes in operating assets and liabilities:
Notes receivable	124,154	(522,340)	(487,927)
Accounts receivable	(4,907,821)	(8,873,285)	4,423,457
Accounts receivable due from related parties	35,979	559,782	(9,953,261)
Inventories	(6,364,843)	(10,234,908)	(20,148,513)
Prepayments and other current assets	(863,906)	(1,012,559)	(2,814,028)
Other long-term assets	(53,928)	(34,290)	(3,034,858)
Accounts payable	5,706,416	7,895,394	10,155,375
Accounts payable due to related parties	1,079,689	476,522	625,218
Salary and welfare payable	866,543	1,738,620	3,036,880
Income taxes payable	(8,705)	554,478	71,743
Other payables and accruals	(1,413,847)	461,090	3,094,723
Other non-current liabilities	305,465	(423,917)	401,710

Net cash (used in)/provided by operating activities	(5,125,173)	674,645	1,544,857

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,869,808)	(8,289,776)	(15,079,096)
Purchase of land use rights	—	(157,457)	(657,745)
Purchase of intangible assets	(28,327)	(69,465)	(214,168)
Proceeds from capital expenditure related government subsidy	681,458	—	—
Loan to shareholders	(5,935)	(11,982)	(1,180,961)
Changes in restricted cash	(143,581)	(334,993)	141,369

Net cash used in investing activities	(3,366,193)	(8,863,673)	(16,990,601)

INNOLIGHT TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

	For the Years Ended December 31
	2012	2013	2014
	US$	US$	US$
Cash flows from financing activities:
Proceeds from issuance of preferred shares	6,752,902	5,399,999	37,817,667
Return of capital (to be collected) to ordinary and preferred shareholders related to Restructuring (Note 1)	—	—	(7,910,329)
Proceeds from short-term borrowings	12,102,305	15,417,568	52,900,820
Repayments of short-term borrowings	(9,926,671)	(9,392,024)	(42,662,154)
Proceeds from capital lease	—	—	5,698,933
Repayments of capital lease	—	—	(1,828,999)

Net cash provided by financing activities	8,928,536	11,425,543	44,015,938

Net increase in cash and cash equivalents	437,170	3,236,515	28,570,194
Cash and cash equivalents, beginning of year	1,245,002	1,682,172	4,918,687

Cash and cash equivalents, end of year	1,682,172	4,918,687	33,488,881

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	8,705	291,322	2,025,021
Cash paid for interest	477,513	339,784	1,340,310
Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, plant and equipment	633,216	505,518	9,998

The accompanying notes are an integral part of these consolidated financial statement

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS

History of the Group

On January 2, 2008, InnoLight Technology Corporation (“InnoLight Cayman” or the “Company”) was incorporated in the Cayman Islands by Mr. Sheng Liu (“Mr. Liu”). The Company then set up InnoLight Technology HK Limited (“InnoLight HK”) on January 29, 2008. Mr. Liu, along with Mr. Hsing Kung and Mr. Osa Mok invested in the Company in March 2008 and became the three initial Founders of the Company. The initial Founders also invited other investors (collectively “initial investors”) to invest into the Company through the issuance of Series A preferred shares (Note 18) during 2008. Through InnoLight HK, the Company established InnoLight Technology (Suzhou) Limited (“InnoLight Suzhou”) in the People’s Republic of China (the “PRC”) on April 14, 2008. The Company and InnoLight HK are merely the investment holding company and the majority of capitals raised by the Company were invested into InnoLight Suzhou in 2008. InnoLight Suzhou is the primary operating entity, and mainly engages in the development, design and production of high speed optical transceiver and other related optical subsystems. The initial structure is illustrated as follows:

Listing on China domestic A-share capital market was the original plan and therefore some initial investors, including Mr. Liu, swapped their shares from the Company to InnoLight Suzhou either directly or through Suzhou Xumao Science and Technology Co., Ltd. (“Xumao”), an investment holding company owned by Mr. Liu and some directors and officers, etc., from 2009 to 2011. During that period, InnoLight Suzhou also attracted new investments through the issuance of Series A-1, B and B-1 preferred shares (Note 18) from China domestic investors and InnoLight Cayman attracted small amount of investments, which was subsequently invested into InnoLight Suzhou. InnoLight Suzhou set up InnoLight Technology USA Inc. (“InnoLight US”) in California in the United States on December 10, 2012. The Company, together with InnoLight HK, InnoLight Suzhou and InnoLight US, are collectively referred to as the “Group”.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

History of the Group (Continued)

The combination result of the initial shareholders’ share swap and the new fund raising prior to the Restructuring undertook in September 2014 is illustrated as follows:

Restructuring in September 2014

In the middle of 2014, the Group determined to switch the China A-Share listing plan to overseas listing plan. In late September 2014, the Company received new capital injections by Google Capital and another new investor through the issuance of Series C preferred shares (“Series C financing”) (Note 18). In connection with the Series C financing, the Group is required to undertake a simultaneous restructuring (“Restructuring”). Under the Restructuring, the Group made all the aforementioned investors of InnoLight Suzhou to swap their shares to InnoLight Cayman. After the Restructuring, the shareholding interests at InnoLight Cayman are mirrored to the shareholding interest into the Group prior to the Series C financing. The illustration at below shows the Group’s ultimate shareholding structure after the Restructuring.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Restructuring in September 2014 (Continued)

The above Restructuring resulted in the China domestic shareholders flipped up their shares proportionately to the Company at Cayman. In order to facilitate the registration of Restructuring by respective shareholders with the local government authority, the Company utilized proceeds from the issuance of Series C preferred shares to return the capital to those shareholders who are required to flip up their shares from InnoLight Suzhou to InnoLight Cayman and requires those shareholders to contribute the same amount of returned capital into InnoLight Cayman to complete the Restructuring by specified date. Under the Restructuring, no shares were allowed to buy out and this is in substance a share swap restructuring. As of December 31, 2014, all the China domestic shareholders had completed their share registration at the Cayman as part of the Restructuring process. All of these shareholders had also contributed the returned capital to the Company by December 31, 2014, with the exception of four ordinary and preferred shareholders from ordinary, Series A, Series A-1 and Series B financing, respectively, were still in process of completing their administrative procedures for remitting the capital overseas with the local government in order to return the capital into InnoLight Cayman. Subsequent to December 31, 2014, three out of the remaining four ordinary and preferred shareholders have completed their administrative procedures for remitting the capital overseas with the local government and completed returning the capital into the Company; one shareholder is in the process of administrative procedures for remitting the capital overseas with the local government and has committed to return the capital amounting to US$ 7.2 million into the Company. InnoLight Suzhou is considered the predecessor, and operates substantially all of the business of the Group. While InnoLight Cayman has existed since the commencement of the Group, it did not have any substantial operation. The Restructuring is deemed a recapitalization within the Group resulting in no substance. Through the Restructuring, InnoLight Cayman became the parent company of the Group and InnoLight Suzhou is its wholly owned subsidiary as of December 31, 2014. The financial statements for the years of 2012, 2013 and prior to September 2014 are presented on a combined basis with the elimination of all intercompany transactions and balances, including both InnoLight Suzhou and Innolight Cayman’s financials. Subsequent to September 2014, the financial statements of Suzhou InnoLight are consolidated by InnoLight Cayman, which has resumed the parent company position of the Group since the Restructuring.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Restructuring in September 2014 (Continued)

The accompanying consolidated financial statements including the financial statements of the Company, and its subsidiaries as of December 31, 2014 are as follows:

	Equity interest	Place of incorporation	Date of incorporation	Principal activities
InnoLight HK	100%	Hong Kong	January 29, 2008	Holding company
InnoLight Suzhou	100%	PRC	April 14, 2008	Development, design and production of high speed optical transceiver and other related optical subsystems
InnoLight US	100%	US	December 10, 2012	Provision of sales, marketing and strategic sourcing function

2.	PRINCIPAL ACCOUNTING POLICIES

(1)	Principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(2)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompany notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance for doubtful accounts, provision for declines in the value of inventories, estimated useful lives of property and equipment as well as intangible assets, warranty accrual, valuation allowances for deferred tax assets, determination of uncertain tax positions, provision for employee benefits, valuation of stock-based compensation and forfeiture rates. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

(3)	Foreign currency translation and other comprehensive income (loss)

The Group uses the United States dollar (“US$”) as its reporting currency. The US$ is also the functional currency of the Company, InnoLight HK and InnoLight US, respectively, and the functional currency of InnoLight Suzhou is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are charged directly against earnings in the consolidated statements of operation and comprehensive income (loss).

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(3)	Foreign currency translation and other comprehensive income (loss) (Continued)

Assets and liabilities of the subsidiary in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements. The exchange rates used for translation on December 31, 2013 and 2014 were US$1.00 = RMB6.0969 and RMB6.1190, respectively, representing the index rates stipulated by the People’s Bank of China.

(4)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and short-term highly liquid investments placed with banks or other financial institutions, which have original maturities fewer than three months and are readily convertible to known amounts of cash.

(5)	Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is mainly comprised of cash deposited to banks for issuance of bank acceptance notes and letters of credit in connection with the normal inventory purchase activities.

(6)	Notes receivable

The Group accepts bank acceptance notes from customers in China in the normal course of business. Notes receivable are typically non-interest bearing and have maturities of fewer than six months. The Group may factor certain notes with the banks in China to obtain borrowings. These factored notes receivables have not met the derecognition criteria and thus continue to be recorded as part of notes receivables.

(7)	Accounts receivable & allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable arising from sale of goods is initially recognized at fair value of the contractual payments from the buyers.

The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(8)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using weighted-average method. The Group permanently writes down the cost of inventory to its estimated net realizable value that the Group specifically identifies and considers obsolete. The Group defines obsolete inventory as the inventory that will no longer be used in the manufacturing process. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than management’s projection, additional inventory write-downs may be required. The write-down is charged to the provision for inventories, which is a component of cost of goods sold. Inventory provisions recorded during the years end December 31, 2012, 2013 and 2014 were US$ 33,433, US$ 74,806 and US$ 3,016,866, respectively.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(9)	Land use rights

Land use rights represent the prepayments for usage of the parcels of land acquired in February 2014 and are recorded at cost and amortized over the lease period of 50 years.

(10)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the following estimated useful lives and with estimated rate of residual value:

Leasehold improvement	Lesser of the lease terms or the estimated useful lives of the assets	0%
Production equipment	5 - 10 years	0% - 10%
Computer and electronic equipment	5 - 10 years	0% - 10%
Tools, instrument and furniture	5 years	0% - 10%
Motor vehicles	5 years	0% - 10%

Construction in progress represents equipment under installation which has not yet been placed in service. Construction in progress is transferred to property and equipment and depreciation commences when the asset is ready for its intended use.

Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the consolidated statements of operations and comprehensive income (loss).

(11)	Intangible assets

Intangible assets include software purchased from third parties and are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 5 years. The group does not have any intangible assets that have indefinite lives.

(12)	Investments

The Company applies equity method accounting for investments in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. The Company investments represent its investments in a privately-held company. In April 2009, InnoLight Suzhou acquired 5.66% equity shares in Wuxi Astor Technology Co., Ltd. with cash payment of US$ 74,682 and held one board seat out of three director seats at the board. InnoLight Suzhou therefore had the ability to exercise significant influence and met requirements to apply equity method of accounting. Since January 2014, InnoLight Suzhou has no longer held any board seat and lost the ability to exercise the significant influence. Cost method is applied thereafter.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(12)	Investments (Continued)

The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance, and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. For the years ended December 31, 2012, 2013 and 2014, no impairment losses were recorded.

(13)	Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from/to related parties, prepayments and other current assets, short-term borrowings, accounts payable, other payables and accruals, and other non-current liabilities. The carrying amounts of the short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The Company does not use derivative instruments to manage risk.

Time deposits included in cash and cash equivalents are classified within Level 2. Considering a short period of time within three months to maturity, the carrying value of time deposits approximate their fair values as at December 31, 2013 and 2014.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(14)	Impairment of long-lived assets and intangible assets

Long-lived assets including finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Company had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount by which the carrying value exceeds fair value. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. During the years ended December 31, 2012, 2013 and 2014, no impairment losses were recorded.

(15)	Warranty

The estimated costs of product warranties are recognized at the time revenue is recognized. Product warranty costs are estimated based upon the historical experience and specific identification of the products requirements, which may fluctuate based on product mix. Additionally, the warranty costs associated with occasional or unanticipated product quality issues is accrued if a loss is probable and can be reasonably estimated.

(16)	Government subsidies

Government subsidies are cash subsidies received by the Group’s entity in the PRC from various level of government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes, for enhancing the research and development activities, and for production activities.

Government subsidies related to expense items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred. Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets. Government subsidies related to the general corporate purpose are recognized as other income. Government subsidies are originally recorded as deferred liabilities when received and then are recognized as reduction of expense or asset or other income when the Group has complied with the conditions attached to the subsidies.

(17)	Revenue recognition

The Group’s revenue transactions consist predominately of sales of products to customers. Product revenue are generally recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, the Group (i) enters into a master agreement with customers, which specifies general terms and conditions, or (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. For the arrangements that do not include rights of return, the Group records revenue when products are delivered. For the arrangements that include rights of return, the Group estimated return provision, if any, based on the historical return data when recognizing revenue upon delivery. Delivery occurs when title and risk of loss transfer to customers, which is either at the customer’s designated location or customer’s designated carrier, depending on the specific contract term. Any payments received prior to revenue recognition are recorded as advance from customers.

At the time revenue is recognized, the Group establishes an accrual for estimated warranty expenses associated with sales, recorded as a component of cost of revenue.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(18)	Cost of goods sold

Cost of goods sold is principally comprised of the costs of manufacture, assembly, packaging, and distribution of optoelectronic transceiver products to customers. Included among such costs are the costs of raw material, production labor, and direct and indirect overhead, as well as depreciation or amortization associated with fixed assets or intangible assets necessary to the production of optoelectronic transceiver products. Also included in cost of goods sold is the cost of settlement of intellectual property matters with third parties, in particular, the costs of settlement of litigation related to alleged infringement of third parties’ patents (Note 26). Such costs of settlement related to alleged past infringement are charged to cost of goods sold. Costs of settlement which relate to future licensed access to third parties’ patents are capitalized as prepaid royalties and amortized to cost of goods sold ratably over the remaining future license periods. License costs related to future patent access are not incurred on a per-unit basis and therefore do not have a direct relationship to product revenues.

(19)	Research and development

Costs related to research and development, which primarily consist of labor and benefits, supplies, facilities, consulting, and outside service fees, are charged to expense as incurred.

(20)	Sales and marketing

Sales and marketing costs consist primarily of salaries and benefits, advertising and market promotion expenses, share-based compensation, and other expenses incurred by the Group’s sales and marketing personnel, The Group expenses all sales and marketing costs as incurred.

(21)	General and administrative

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, professional service fees, share-based compensation, and other expenses.

(22)	Share-based compensation

The Company determined whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company recognizes compensation expense on share-based awards with service condition over the requisite service period, which is generally the vesting period.

The Company applied the binominal option pricing model in determining the fair value of options granted.

Forfeitures were estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(22)	Share-based compensation (Continued)

A change in any of the terms or conditions of the share options is accounted for as a modification of the plan. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the fair value of the ordinary shares and other pertinent factors at the modification date. For vested share options, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested share options, the Group recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(23)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the consolidated statements of operation and comprehensive income (loss) on a straight-line basis over the lease periods.

Leases that qualify as capital leases are recorded at the lower of the fair value of the asset or the present value of the future minimum lease payments over the lease term generally using the Company’s incremental borrowing rate. Assets leased under capital leases are included in fixed assets and generally are depreciated over the lease term. Lease payments under capital leases are recognized as a reduction of the capital lease obligation and interest expense.

For a sale-leaseback transaction, an analysis will be performed to determine if the Company can record a sale to remove the assets and related obligation and record the lease as either an operating or capital lease obligation. If the Company has continued involvement beyond a normal leaseback, the lease is accounted for as a financing transaction and the recorded asset and related financing obligation remain on the balance sheet. Accordingly, the asset is depreciated over its estimated useful life in accordance with the Company’s policy. See Note 8 and Note 14 for further information.

(24)	Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(24)	Taxation (Continued)

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(25)	Statutory reserves

The Company’s PRC subsidiary, InnoLight Suzhou at the discretion of its board of directors, is required to make appropriations from net profit to the Reserve Fund, the Staff and Workers’ Bonus and Welfare Fund and the Enterprise Expansion Fund, after offsetting accumulated losses from prior years, and before profit distributions to the shareholders. The percentages to be appropriated to the Reserve Fund, the Staff and Workers’ Bonus and Welfare Fund and the Enterprise Expansion Fund are at the discretion of the board of directors of InnoLight Suzhou. These reserves can only be used for specific purpose and are not transferable to the Company in form of loans, advances, or cash dividends. InnoLight Suzhou didn’t make any appropriation to statutory reserves during the years ended December 31, 2012, 2013 and 2014.

(26)	Subscription receivables

Receivables from shareholders of the Group related to subscription for ordinary shares of the Company are recorded as subscription receivables in equity.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(27)	Earnings per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Potential ordinary shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(28)	Recent accounting pronouncements

Recently Effective

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” an amendment to FASB ASC Topic 740, Income Taxes, or “FASB ASC Topic 740.” This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For public entities, this ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. This ASU is not reasonably expected in the future to have a material impact on the Group’s consolidated financial statements, because the Group does not have net operating loss carryforward.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on the Group’s consolidated financial statements, because the Group does not have discontinued operations or disposals of components of an Entity”.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(28)	Recent accounting pronouncements (Continued)

revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

3.	RESTATEMENT

Following the issuance of the 2014 consolidated financial statements, the Company identified certain errors in the calculations of basic and diluted earnings per share for the year ended December 31, 2014.

The errors included:

(a) a failure to include a deemed dividend of $1,745,060 benefiting ordinary shareholders, which arose as a result of the modification of, and was a detriment to, Junior Preferred Shares, in the calculation of net income attributable to ordinary shareholders; (b) a failure to add back net income allocated to participating dilutive preferred shares, when computing the numerator adjustments to diluted earnings per share; and (c) a failure to exclude certain series of preferred shares from the calculation of diluted earnings per share due to the fact that such series were anti-dilutive, whereas previously such certain series had mistakenly been concluded to be dilutive.

As a result of the above findings, the Company determined the necessary adjustments to correct the foregoing errors were material corrections as the prior amounts were materially misstated. Consequently, the Company restated both basic and diluted earnings per share for the year ended December 31, 2014.

A summary of the restated amounts is as follows for the year ended December 31, 2014.

	As previously reported		Error correction		Restated
Basic	US$	0.27	US$	0.31	US$	0.58
Diluted	US$	0.06	US$	0.18	US$	0.24

4.	ACCOUNTS RECEIVABLE, NET

	December 31, 2013	December 31, 2014
	US$	US$
Accounts receivable	18,460,917	14,037,459
Less: Allowance for doubtful accounts	(137,282)	(136,786)

Accounts receivable, net	18,323,635	13,900,673

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

4.	ACCOUNTS RECEIVABLE, NET (CONTINUED)

The movements of the allowance for doubtful accounts during the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	US$	US$	US$
Balance at beginning of the year	8,388	13,218	137,282
Add: Current year additions	4,792	123,655	—
Currency translation difference	38	409	(496)

Balance at end of the year	13,218	137,282	136,786

As at December 31, 2013, account receivables amounted to US$ 8.63 million were factored as a pledge for short-term borrowing of US$ 6.51 million (Note 11). These factored accounts receivables have not met the derecognition criteria, as a result, continued to be recorded as part of account receivables.

5.	INVENTORIES

Inventories are stated at the lower of cost or market, and include material, labor and manufacturing overhead costs. As of December 31, 2013 and 2014, the components of inventories were as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Raw materials	18,129,215	13,699,495
Work in process	2,249,913	16,922,587
Finished goods	679,133	7,557,229

Inventories	21,058,261	38,179,311

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

5.	INVENTORIES (CONTINUED)

The inventory written-down reserve balance amounted to US$ 76,882 and US$ 3,045,268 as of December 31, 2013 and 2014, respectively, to reflect the excessive and obsolete inventories. The write-down of inventory was US$ 33,433, US$ 74,806 and US$ 3,016,866 in 2012, 2013 and 2014, respectively, and included in the cost of goods sold. The following table summarizes the movement of inventory write-downs for the years ended December 31, 2012, 2013 and 2014:

Movement of written-down inventory
US$
As of December 31, 2011	45,162
Inventory write-downs	33,433
Inventory disposed without proceeds	(44,279)
Foreign currency translation	68

As of December 31, 2012	34,384
Inventory write-downs	74,806
Inventory disposed without proceeds	(34,042)
Foreign currency translation	1,734

As of December 31, 2013	76,882
Inventory write-downs (a)	3,016,866
Inventory disposed without proceeds	(59,077)
Foreign currency translation	10,597

As of December 31, 2014	3,045,268

(a) In 2014, the Company identified a batch of products with unstable performance through the trial use by a customer. The unstable performance was resulted from the use of certain raw materials with poor quality. In order to protect the reputation of the brand, the Company ceased the production of this batch of products and make the specific write-down of US$2.6 million after the consideration of net reliable value of this batch of products.

6.	PREPAYMENTS AND OTHER CURRENT ASSETS

The summary of prepayments and other current assets is as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Value-added-tax input to be utilized	1,641,024	2,891,928
Prepayments to suppliers	1,024,750	1,390,614
Rental deposits	281,353	344,196
Prepaid royalties	—	894,554
Others	221,929	304,335

Total	3,169,056	5,825,627

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

7.	LAND USE RIGHT

The Company’s land use rights are related to the acquisition of one land use right at the cost of US$ 815,202. Related amortization expenses for the year ended December 31, 2014 was US$ 9,476.

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and its related accumulated depreciation as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Machinery and equipment	13,244,211	21,951,350
Leasehold improvements	1,571,124	4,977,318
Computer and electronic equipment	125,289	144,808
Tools, instrument and furniture	230,917	667,228
Motor vehicles	38,179	171,573
Construction in progress	520,092	2,565,452

	15,729,812	30,477,729
Less: Accumulated depreciation	(2,846,239)	(5,774,537)

Net book value	12,883,573	24,703,192

Depreciation expenses for the years ended December 31, 2012, 2013 and 2014 were approximately US$ 598,388, US$ 1,533,612 and US$ 2,927,561, respectively.

In January 2014, the Group entered into sale-leaseback transactions to sell machinery and equipment with net book value of US$ 7,893,376 and lease back by the Group (Note 14).

9.	INTANGIBLE ASSETS

The Group’s intangible assets mainly comprise of purchased software, and the following table reflects the purchased software subject to amortization as of December 31, 2013 and 2014:

	December 31, 2013	December 31, 2014
	US$	US$
Gross carrying amounts	158,897	713,381
Less: accumulated amortization	(54,893)	(161,891)

Net carrying amount	104,004	551,490

Amortization expenses for the years ended December 31, 2012, 2013 and 2014 were approximately US$14,888, US$25,968 and US$106,803, respectively.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

9.	INTANGIBLE ASSETS (CONTINUED)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

Amortization
US$
2015	142,676
2016	141,259
2017	132,912
2018	116,060
2019	18,583

Total	551,490

10.	FAIR VALUE MEASUREMENT

The Group measures time deposits at fair value on a recurring basis. The Group has prepaid royalties, which were initially measured at fair value and are not measured at fair value on a recurring basis. Time deposits classified as Level 2 fair value measurements are valued using directly observable inputs in the market place as follows.

	Fair Value Measurement at December 31, 2013
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)
	US$	US$	US$
Time deposits	—	806,842	—

The Group’s non-financial asset measured at fair value on a non-recurring basis constitutes prepaid royalties which arose as a result of a monetary settlement for patent litigation more fully described in Note 26. The prepaid royalties were classified as Level 3 fair value measurements and valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. Prepaid royalties were initially recognized at fair value in the amount of US$4.0 million as of May 2014, the time of the patent litigation settlement. The Group has not included a roll forward of this Level 3 measurement as the fair value measurement is non-recurring.

The significant unobservable inputs used in the initial fair value determination for the prepaid royalties were as follows.

Valuation Technique	Unobservable Input	Parameter value
Relief from royalty method	Risk-adjusted discount rate	22%
	Royalty rate	0.6%

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

10.	FAIR VALUE MEASUREMENT (CONTINUED)

The Group determined the fair value of the prepaid royalties by applying the relief from royalty method. The Group performed various benchmark analyses to derive the royalty rate. Then Group calculated the present value of royalty savings, after tax, based on the derived royalty rate, a revenue forecast, and the risk-adjusted discount rate. Management’s determination of the fair value considered the results of a study by an independent appraiser which utilized information from other comparable public companies.

11.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2013 and 2014 are as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Borrowing from Agriculture Bank of China	6,311,103	3,584,254
Borrowing from Bank of Communications	1,650,000	—
Borrowing from Bank of China	1,640,178	2,516,895
Borrowing from Bank of Ningbo	3,219,969	7,902,762
Borrowing from Shanghai Pudong Development Bank	—	4,851,550
Borrowing form Chinatrust Commercial Bank	—	1,000,000
Borrowing from China Construction Bank	—	2,797,679

Total	12,821,250	22,653,140

As at December 31, 2013, the balance comprised of:

(i)	Borrowings with US$ 6,311,103 borrowed from the Agriculture Bank of China, of which, unsecured borrowings amounted to US$ 5,819,050, and borrowings amounted to US$ 492,053 were entrusted by Suzhou Industrial Park Rong Feng Investment Management Co., Ltd. The due dates range from May to November 2014 and the interest rates are between 5.67% and 6.30%.

(ii)	Pledged borrowing with US$ 1,650,000 borrowed from Bank of Communications, for which, accounts receivable amounted to US$ 2.06 million were factored (Note 4). The due date is in February 2014 and interest rate is 3 months LIBOR plus 205 basis points.

(iii)	Pledged borrowings amounted to US$ 1,640,178 borrowed from Bank of China, for which accounts receivable amounted to US$ 3.35 million were factored (Note 4). The due date is in September 2014 and interest rate is 7.20%.

(iv)	Two pledged borrowings with US$ 3,219,969 borrowed from Bank of Ningbo, for which, accounts receivable amounted to US$ 3.22 million were factored (Note 4). The due date is in January and February 2014 and the interest rates are 3.50% and 3.54%, respectively.

As at December 31, 2014, the balance comprised of:

(i)	Unsecured borrowings with US$ 3,584,254 were borrowed from the Agriculture Bank of China. The due dates range from March to August 2015 and the interest rates are between 4.55% and 6.90%.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

11.	SHORT-TERM BORROWINGS (CONTINUED)

(ii)	Unsecured borrowings with US$ 2,516,895 were borrowed from the Bank of China. The due dates are in February 2015 and interest rates are 2.93%.

(iii)	Borrowings with US$ 7,902,762 borrowed from the Bank of Ningbo, of which, unsecured borrowings amounted US$ 5,902,762. The pledged borrowings with US$ 2,000,000, for which, notes receivable amounted to US$ 1.54 million were factored. The due dates range from April to September 2015 and interest rates are between 3.64% and 6.60%.

(iv)	Unsecured borrowings with US$ 4,851,550 were borrowed from the Shanghai Pudong Development Bank. The due dates range from January to July 2015 and interest rates are between 3.23% and 7.20%.

(v)	Unsecured borrowings with US$ 1,000,000 were borrowed from the Chinatrust Commercial Bank. The due date is in January 2015 and interest rate is 4.0%.

(vi)	Unsecured borrowings with US$ 2,797,679 were borrowed from the China Construction Bank. The due dates range from January to August 2015 and interest rates are between 3.23% and 6.06%.

For the years ended December 31, 2013 and 2014, weighted average short-term borrowings were US$ 7,752,651 and US$ 21,668,537, respectively, and the weighted average interest rate per annum was 5.44% and 5.36%, respectively.

12.	EMPLOYEE BENEFITS

The full-time employees of the Company are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment issuance, work injury insurance, maternity insurance and housing funds. The Company is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operation and comprehensive income (loss) for such employee benefits amounted to approximately US$ 1.17 million, US$ 2.19 million and US$ 4.52 million for the years ended December 31, 2012, 2013 and 2014, respectively.

13.	OTHER PAYABLES AND ACCRUALS

	December 31, 2013	December 31, 2014
	US$	US$
Product warranty (a)	487,134	966,519
Deferred government subsidy income	410,044	—
Current portion of sale-leaseback liabilities (Note 14)	—	2,035,149
Interest payable	141,618	103,834
Accrual for royalties relation to litigation (Note 26)	—	2,005,066
Accrued expense	10,083	592,932
Other taxes payable	54,124	279,635
Others	383,000	1,132,739

Total	1,486,003	7,115,874

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

13.	OTHER PAYABLES AND ACCRUALS (CONTINUED)

(a)	Product warranty

The change in accrued product warranty is summarized as follows:

	2012	2013	2014
	US$	US$	US$
Balance at beginning of year	89,152	172,883	487,134
Warranty provision	129,196	347,712	718,324
Warranty cost incurred	(46,008)	(43,799)	(238,942)
Foreign currency translation	543	10,338	3

Balance at end of year	172,883	487,134	966,519

The Group generally offers a two-year warranty on all of its products and accrues the estimated cost of product warranty at the time when revenue is recognized.

14.	OTHER NON-CURRENT LIABILITIES

	December 31, 2013	December 31, 2014
	US$	US$
Sale-leaseback liabilities	—	4,287,350
Less: current sale-leaseback liabilities	—	(2,035,149)

Other liabilities, non-current	—	2,252,201

In January 2014, the Group entered into several arrangements to sell its machinery and equipment with total net book value of US$ 7,893,376 to a capital leasing company and then leased them back with three-year term. The total principals amounted to US$ 5,719,889 and related interest are payable on a monthly basis over the term of the lease arrangements with interest rates ranging from 0.84% to 1.04% per month. Due to the option by the Group to repurchase the equipment at a fixed price of zero and remaining useful lives of the equipment substantially exceeding the lease period, the Group has continued involvement beyond a normal lease, and therefore has not recorded sale or derecognized the assets. As a result, the lease accounts for as financing transactions and the recorded asset and related financing obligation remains on the balance sheet.

As of December 31, 2014, the future minimum lease payments under financing obligations are as follows:

	Capital leases	Financing obligation
2015	2,414,904	379,756
2016	1,892,270	149,977
2017	528,191	18,282

Total	4,835,365	548,015
Less: amount representing interest	(548,015)	(548,015)

Present value of future minimum lease payments	4,287,350	—

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

14.	OTHER NON-CURRENT LIABILITIES (CONTINUED)

The above table for financing obligations represents the portion of the future minimum lease payments which have been included in either other payable and accruals or other non-current liabilities, and will be recognized as reductions to these financing obligations and as interest expense.

15.	TAXATION

Cayman Island

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiary registered in the Hong Kong, InnoLight Hong Kong, is subject to Hong Kong Profits Tax (“CIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

USA

InnoLight Suzhou’s subsidiary incorporated in the United States, InnoLight US, is subject to US federal income tax and state income tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant US federal and state tax laws. The applicable tax rate is 35% for federal tax and 8.84% for state tax in US.

China

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident Enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The Company believes that its subsidiary, InnoLight USA, is not an entity with “de factor management body” located in the PRC.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

15.	TAXATION (CONTINUED)

China (Continued)

tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed earnings will be re-invested and the remittance of the dividends will be postponed indefinitely.

As of December 31, 2013 and 2014, the Company had not recorded any withholding tax amounting to US$ 429,999 and US$ 1,831,032, respectively, if a 10% withholding income tax were to be imposed for undistributed earnings of its PRC subsidiary, since the Company intends to indefinitely reinvest these earnings to further expand its business in mainland China, and there is no intention of its PRC subsidiary to declare any dividends to the Company. As of December 31, 2014, the Group’s total cash held overseas was in the amount of US$11,096,008.

InnoLight Suzhou obtained its “High and new technology enterprise” certificate in 2009, which qualified it for preferential tax treatment for the calendar years 2009, 2010 and 2011, and renewed its certificate in 2012, which qualified it for preferential tax treatment for the calendar years 2012, 2013 and 2014. Therefore, InnoLight Suzhou was eligible to enjoy a preferential tax rate of 15% in 2012, 2013 and 2014.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income during the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
	US$	US$	US$
Current income tax expense	—	845,801	2,252,515
Deferred income tax expense (benefit)	—	—	(1,377,993)

Total	—	845,801	874,522

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliations between the statutory rate and the Group’s effective tax rate for the years ended December 31, 2012, 2013 and 2014 are as follows:

	2012	2013	2014
Statutory income tax rate (PRC CIT rate)	25.00%	25.00%	25.00%
Effect of qualified lower tax rates awarded to InnoLight Suzhou	(10.00%)	(10.00%)	(10.00%)
Permanent book-tax differences	101.10%	(2.99%)	(4.10%)
Deductible carried forward tax losses	(49.34%)	(5.57%)	—
Change in valuation allowance	(66.76%)	3.23%	(3.71%)

Effective income tax rate	—	9.67%	7.19%

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

15.	TAXATION (CONTINUED)

China (Continued)

The effect of qualified lower tax rates awarded to the Group, as included in the preceding and following tables, specifically refers to the reduced statutory tax rates awarded by relevant authorities to InnoLight Suzhou for defined periods to NHTE as described earlier. The aggregate amount of the qualified lower tax rates for the years ended December 31, 2012, 2013 and 2014 amounted to nil, US$ 563,867 and US$ 583,015, respectively.

Significant components of deferred tax assets are as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Deferred tax assets:
Allowance for doubtful receivables	23,876	23,790
Provisions for inventories	11,532	456,790
Accrual for warranty	59,250	131,208
Other accruals	271,330	419,811
Others	19,843	190,644
Less: Valuation allowance for deferred tax assets	(385,831)	—

Total deferred tax assets, net of valuation allowance	—	1,222,243

Deferred tax assets, non-current:
Temporary book-tax differences related to property and equipment	—	(283,886)
Prepaid royalty	—	436,095
Others	—	3,541

Total deferred tax assets	—	155,750

Net deferred tax assets	—	1,377,993

Analyzed as:
Current	—	1,222,243

Non-current	—	155,750

Movement of valuation allowance:

	2012	2013	2014
	US$	US$	US$
Balance at beginning of the year	435,019	575,863	385,831
Add: Current year additions	140,844	—	—
Less: Current year deductions	—	(190,032)	(385,831)

Balance at end of the year	575,863	385,831	—

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

15.	TAXATION (CONTINUED)

China (Continued)

The aggregate amount and per share effect of the tax holiday are as follows:

	2012	2013	2014
	US$	US$	US$
The aggregate dollar effect	—	563,867	583,015
Per share effect—basic	—	0.02	0.02
Per share effect—diluted	—	0.02	0.02

16.	ORDINARY SHARES

In January 2008, the Company was incorporated with issuance of 3,360,000 ordinary shares at par value of US$0.001. As of December 31, 2013 and 2014, the issued and outstanding share capital was 5,666,667 ordinary shares at par value of US$0.001 for each share, and 25,355,947 and 39,143,776 preferred shares at par value of US$0.001, respectively.

The Company issued 840,000 and 40,000 ordinary shares to certain key employees with nominal consideration of US$44,000 and US$26,000 in August 2012 and March 2013, respectively.

17.	LOANS TO SHAREHOLDERS

At December 31, 2013 and 2014, the Group’s outstanding loans receivables from certain shareholders, in the aggregate, amounted to US$ 71,860 and US$ 1,252,821, respectively. The loans were for the shareholders’ personal purpose, except for an outstanding loan amounting to US$1,120,984 as of December 31, 2014 was made to Xumao to ensure the timely completion of the Restructuring (Note 1). Xumao used the proceeds to pay for expenses incurred in connection with Restructuring, including its dissolution which was necessary for its shareholders to flip up their shares in InnoLight Suzhou proportionately to InnoLight Cayman. The loans are interest free, unsecured and payable upon demand. The imputed compensation expenses related to those below market rates was inconsequential for all the periods presented.

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

From April 2008 to January 2009, the Company issued 6,427,914 shares of Series A convertible preferred shares (the “Series A Shares”) for US$0.50 per share for cash consideration of US$ 3,213,957, no issuance costs were incurred.

The Company subsequently issued a second tranche of totalling 9,206,262 Series A Shares (the “Series A-1 Shares”) in April and May 2010 at the same price of US$0.60 per share for total consideration of US$ 5,523,757, no issuance costs were incurred.

On August 17, 2012, the Company issued 2,138,439 shares of Series B convertible preferred shares (the “Series B Shares”) for US$0.96 per share for cash consideration of US$ 2,052,901, no issuance costs were

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

incurred. The Company issued a second tranche of totalling 7,583,332 Series B Shares (the “Series B-1 Shares”) from September 2012 to May 2013 at the same price of US$1.20 per share for cash consideration of US$ 9,099,998, no issuance costs were incurred.

On September 26, 2014, the Company issued 13,787,829 shares of Series C convertible preferred stock (the “Series C Shares”) for US$2.76 per share for cash consideration of US$ 37,999,257, net of issuance costs of US$181,589.

The Series A, A-1, B, B-1, and C shares are collectively referred to as the Preferred Shares. Series A Shares, Series A-1 Shares, Series B Shares and Series B-1 Shares are collectively referred to as the “Junior Preferred Shares”.

	Issuance Date(s)	Outstanding Shares	Issue Price		Proceeds (net of issuance costs)	Carrying amount December 31, 2013	Carrying amount December 31, 2014	Receivable from preferred shareholders December 31, 2014	Net amount December 31, 2014
Series A Shares	April 2008 to January 2009	6,427,914	US$	0.50	3,213,957	3,213,957	3,667,768	(844,270)	2,823,498
Series A-1 Shares	April 2010 to May 2010	9,206,262	US$	0.60	5,523,757	5,523,757	5,729,977	(3,222,906)	2,507,071
Series B Shares	August 2012	2,138,439	US$	0.96	2,052,901	2,052,901	1,723,368	—	1,723,368
Series B-1 Shares	September 2012 to May 2013	7,583,332	US$	1.20	9,099,998	9,099,998	7,024,440	(289,666)	6,734,774
Series C Shares	September 2014	13,787,829	US$	2.76	37,817,668	—	38,623,689	—	38,623,689

	—	39,143,776		—	57,708,281	19,890,613	56,769,242	(4,356,842)	52,412,400

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

The Company’s convertible preferred shares activities for the year ended December 31, 2012, 2013 and 2014 are summarized below:

	Series A Shares		Series A-1 Shares		Series B Shares		Series B-1 Shares		Series C Shares
	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)
Balance as of January 1, 2012	6,427,914	3,213,957	9,206,262	5,523,757	—	—	—	—	—	—

Issuance of Series B Shares, net of issuance cost	—	—	—	—	2,138,439	2,052,901	—	—	—	—
Issuance of Series B1 Shares, net of issuance cost	—	—	—	—	—	—	3,083,333	3,700,000	—	—

Balance as of December 31, 2012	6,427,914	3,213,957	9,206,262	5,523,757	2,138,439	2,052,901	3,083,333	3,700,000	—	—

Issuance of Series B1 Shares, net of issuance cost	—	—	—	—	—	—	4,499,999	5,399,999	—	—

Balance as of December 31, 2013	6,427,914	3,213,957	9,206,262	5,523,757	2,138,439	2,052,901	7,583,332	9,099,998	—	—

Issuance of Series C Shares, net of issuance cost	—	—	—	—	—	—	—	—	13,787,829	37,817,667
Modification of preferred shares	—	453,811	—	206,220	—	(329,533)	—	(2,075,558)	—	—
Accretion on convertible preferred shares to redemption value	—	—	—	—	—	—	—	—	—	806,022
Receivables from preferred shareholders	—	(844,270)	—	(3,222,906)	—	—	—	(289,666)	—	—

Balance as of December 31, 2014	6,427,914	2,823,498	9,206,262	2,507,071	2,138,439	1,723,368	7,583,332	6,734,774	13,787,829	38,623,689

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Conversion

Each holder of Preferred Shares has the right, at such holder’s sole discretion, to convert all or any portion of the holder’s Preferred Shares into the Company’s Ordinary Shares at any time. The conversion rate for Preferred Shares shall be determined by dividing the applicable preferred share issue price for the relevant Series by the applicable conversion price then in effect at the date of conversion. The applicable initial conversion price will be the applicable Preferred Share issue price (a 1:1 initial conversion ratio), which will be subject to adjustments to reflect stock dividends, stock splits and other events. Subsequent to the issuance date of each Series of Preferred Shares and through December 31, 2014, there have been no conversion price adjustments.

The Preferred Shares shall be automatically converted into Ordinary Shares, at the then applicable conversion prices, respectively, upon the closing of a Qualified IPO. The Qualified IPO definition was revised upon the issuance of the Series C Preferred Shares in September 2014:

•	Prior to the issuance of Series C Preferred Shares, for all Junior Preferred Shares, “Qualified IPO” meant the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Ordinary Shares to the public at an offering price of US$3.00 per share with gross cash proceeds to the Company in respect of all such Ordinary Shares so offered of at least US$20,000,000.

•	After the issuance of Series C Preferred Shares, the Junior Preferred Shares and the Series C Preferred Shares are to be automatically converted into Ordinary Shares at the earlier of: (i) the closing of a firm commitment underwritten public offering of the Ordinary Shares of the Company in the United States pursuant to the Securities Act of 1933 or in another jurisdiction acceptable to the Board, in accordance with the applicable securities laws thereof, at a price per share not less than two and a half times the Series C Preferred Share issue price (US$ 2.756 per share) with net proceeds to the Company of no less than US$75,000,000, or (ii) the affirmative consent of the Series C Preferred Shares and the affirmative consent of the majority of Junior Preferred Shares with respect to the automatic conversion of the Junior Preferred Shares.

Dividends

Since the issuance of Series C Preferred Shares, each holder of a Preferred Share (including both Series C and Junior Preferred Shares) shall be entitled to receive dividends at a simple rate of eight percent (8%) of the applicable Preferred Share issue price, respectively, per annum, when and if declared by the Board, and shall be paid out of funds legally available therefor to the holders of preferred shares. Such dividends shall be payable only when, as, and if declared by the Board and shall be noncumulative. Any additional dividend declared by the Board, shall be paid out of the funds legally available therefor to the holders of preferred shares and ordinary shares pro rata on an as converted basis. Prior to the Series C financing, there was no specified percentage of dividend rate for Junior Preferred Shareholders.

Redemption

Junior Preferred Shares

Prior to the issuance of Series C Preferred Shares, all of the outstanding Junior Preferred Shares were to be redeemed at their original purchase prices plus any and all declared but unpaid dividends. After the issuance of Series C Preferred Shares, the Junior Preferred Shareholders’ redemption right was removed.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Redemption (Continued)

Series C Preferred Shares

Series C Preferred Shareholders are entitled to a general redemption right to redeem shares in the case that the Company has not consummated a Qualified IPO (as previously defined) within five (5) years after the issue date of Series C Preferred Shares. At any time after the fifth anniversary of the issuance (the “Redemption Start Date”, September 26, 2019), if so requested by a supermajority of the Series C shareholders, the Company shall redeem all of the outstanding Series C Preferred Shares. The general redemption right may also be exercised in the case of any material non-compliance by the Company with the terms and conditions of the investment agreement prior to the fifth anniversary of the issuance.

“Material Non-compliance” of the Company shall mean any of the following events: (i) a material breach of or non-compliance with any material terms of the Purchase Agreement, the Memorandum and the Article or of any other Transaction Documents; (ii) any material adverse change in the laws and/or regulatory environment of any jurisdiction which any Group Company is subject to (including material adverse change in respect of the legality of any Transaction Document and the ability of the Company to consolidate the financial results of any Group Company under internationally accepted accounting standards); or (iii) if the Founders or the Founder Holding Companies knowingly change the onshore or offshore structure of the Company or the other Group Companies, without the approval of the Series C Supermajority.

In the case of general redemption as defined in the foregoing paragraph, the price at which each Series C Preferred Share is to be redeemed shall be one hundred percent (100%) of the original issue price plus all declared or accrued but unpaid dividends, and plus accrued interest at an interest rate of eight percent (8%) per annum compounded annually commencing from the original issuance date (the “General Redemption Price”).

Series C Preferred Shares are also entitled to a special redemption right upon the occurrence of a Special Redemption Event (as defined in the following paragraph). The holders of Series C Preferred Shares may elect to have all or any portion of the shares held by them immediately redeemed at the higher of the General Redemption Price or the then-current fair market value of Series C Preferred Shares (the “Special Redemption Price”).

The “Special Redemption Event” means any of the following during the Company’s restructuring process:

(i) China-Singapore Suzhou Park Ventures Co., Ltd. (“Zhongxin Suzhou”, one of the Company’s China domestic investors) failing to complete its exchange of its equity interest in InnoLight Suzhou for shares of the Company by December 31, 2014 or complete the transfer of its equity interest in InnoLight Suzhou to InnoLight HK or otherwise complete the redemption of its equity interest in InnoLight Suzhou to any other party acceptable to the majority of Series C Preferred Shareholders by March 31, 2015. (This event will not occur due to the condition has been met as of December 31, 2014.)

(ii) Requisite registrations not having been completed by February 28, 2015 by all direct or indirect shareholders of the Company that are required to complete such registrations in accordance with the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles issued by the State Administration of Foreign Exchange on October 21, 2005 (“Circular 75”) and any successor rule or regulation under PRC law so that such shareholders are fully compliant with Circular 75 by February 28, 2015. (This event will not occur due to the condition has been met as of February 28, 2015.)

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Redemption (Continued)

Series C Preferred Shares (Continued)

(iii) Any loans granted to the management of InnoLight Suzhou have not been repaid in full by such members of management of InnoLight Suzhou upon the earlier of September 30, 2015 or the filing of a firm-commitment underwritten registered public offering of the Ordinary Shares of the Company.

If on the redemption date triggered by the occurrence of any Redemption Event, the Company’s assets or funds which are legally available are insufficient to pay in full the aggregate special redemption price for all Series C Preferred Shares requested to be redeemed, upon the request of a redeeming shareholder, the Company shall execute and deliver a promissory note with a principal amount equal to the portion of the aggregate special redemption price due but not paid with an interest rate of 10% per annum compounded annually, with such principal and accrued interest due and payable on the date that is 24 months following the redemption date. If a promissory note is issued, the relevant Series C Preferred Shares shall be cancelled.

Voting

Each Preferred Share shall carry a number of votes equal to the number such Preferred Share would be entitled on an as-converted basis.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or the consummation of a Liquidation Event (defined at below), the holders of the Series C Preferred Shares then outstanding shall first be paid an amount equal to the greater of (i) the sum of (a) 100% of the issue price, plus (b) a cumulative dividend payable only in connection with any such liquidation, dissolution or winding up of the Company or the consummation of a Liquidation Event at the rate of 8% of the issue price, and plus (c) any dividends declared and unpaid per share with respect to the shares then held, or (ii) such amount per share as would have been payable had all Series C Preferred Shares been converted into Ordinary Shares immediately prior to such liquidation, dissolution, or winding up of the Company or consummation of a Liquidation Event .

Liquidation Event is defined as “an acquisition, sale, change of control, consolidation or merger of the Company or any other Group Company, or any other transaction or series of related transactions which results in the shareholders of the Company or of any other Group Company immediately prior to such transaction owning less than a majority of the entity or voting power of the surviving entity (or the parent of such surviving entity) immediately following such transaction, or any sale, transfer or license of all or substantially all of the assets or intellectual property of the Company or any other Group Company.”

After the full amount as described in the foregoing paragraph has been paid, the holders of Junior Preferred Shares shall then be paid out of the remaining assets of the Company available for distribution, on a per share basis, the sum of (a) 100% of the applicable issue price per share and (b) any dividends declared and unpaid per share.

After the settlement of amounts on all outstanding Series C Preferred Shares and all outstanding Junior Preferred Shares, all remaining funds and assets legally available for distribution will be distributed pro rata amongst the Ordinary Shares.

Accounting for Redeemable Convertible Preferred Shares

The Company classified the Redeemable Convertible Preferred Shares in the mezzanine section of the consolidated balance sheet because of the various conditions which lead to possible redemption which are not

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

18.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Accounting for Redeemable Convertible Preferred Shares (Continued)

entirely within the Company’s control. The Preferred Shares were recorded initially at fair value, net of issuance costs which were for Series C Preferred Shares, only.

The Company records accretion to redemption value on the Series C Preferred Shares (redemption value being 100% of the issue price, net of the issuance costs, plus all declared or accrued but unpaid dividends, and plus accrued interest at an interest rate of 8% per annum compounded annually commencing from the issuance date) using the effective interest method from the issuance date to the earliest possible redemption date, which is September 26, 2019 as a Qualified IPO is not probable until it actually transpires. The accretion of Preferred Shares charged to retained earnings was US$ 806,022 for the year ended December 31, 2014.

Modification of Preferred Shares

The Company’s Junior Preferred Shares were modified upon the Series C financing. Three modifications in the terms of the Junior Preferred Shares included (1) the change of the threshold for Qualified IPO proceeds from US$ 20 million to US$ 75 million and (2) the removal of the redemption right and (3) the simple rate of eight percent (8%) dividend rate was specified for all Preferred Shareholders including the Junior Preferred Shares

The Company evaluated the modifications and concluded that they represented modifications, rather than extinguishment, of the Junior Preferred Shares, which resulted in a transfer of value mostly from the Junior Preferred Shareholders to ordinary shareholders, as well as a small portion of the value being transferred among the Junior Shareholders due to various issuance price for each series of the Junior Preferred Shares. On the date of the modification, the Company assessed the total fair value of the Series A, A1, B and B1 Junior Preferred Shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. The combined change in fair values of the Series A, A1, B and B1 Junior Preferred Shares immediately before and after the modification was US$1,745,060. This increase in fair value of the ordinary share of US$1,745,060 is, in substance, a transfer of wealth mostly from the Preferred Shareholders to the ordinary shareholders, and therefore are recorded as deemed dividend to the ordinary shareholders.

19.	RELATED PARTY TRANSACTIONS

(1)	Information of related parties

Relationship with the Company

Google Inc. (a)	Related to a principal shareholder
InnoLight Technology Inc. (b)	Controlled by one of founders and director of the Company
LuxNet Corporation (“LuxNet”)	Significant influence by one director of the Company
Toptrans (Suzhou) Corporation Limited (“Toptrans”)	Significant influence by one director of the Company

(a)

Google Inc. (“Google”) is a multinational technology company and one of the Company’s principal revenue sources. In September 2014, the Company completed Series C financing including a significant investment from Google Capital, which made Google Capital holds approximately 19.23% of total share capital. Management has evaluated the relationship between Google Inc. and Google Capital and its relationship

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(1)	Information of related parties (Continued)

with Google Inc. under the provisions of ASC Topic 850 regarding related parties and has concluded that Google Inc. became a related party upon the completion of series C financing in September 2014. Outstanding balance due from Google Inc. as of December 31, 2014 and revenue related to Google Inc. after it became related party are disclosed below.

(b)	InnoLight Technology Inc. is a US based company established by Mr. Liu Sheng, one of the Company’s founders in November 2007 prior to the establishment of InnoLight Cayman. Subsequent to the Group’s establishment of operation in Suzhou of the PRC in 2008, the primary business activities of InnoLight Technology Inc. include: (a) one person performing the marketing services which charged service fee to the Group to cover its cost incurred; (b) three party purchase agreements among the Group, InnoLight Technology Inc, and vendors, under which InnoLight Technology Inc. did not retain the profit or incur the loss; (c) three party sales agreements among the Group, InnoLight Technology Inc. and customers, under which InnoLight Technology Inc. did not retain the profit or incur the loss. InnoLight Technology Inc’s business activities with the Group have been presented as the related party transactions below until it was dissolved in September 2013. The assets and liabilities of InnoLight Technology Inc. had been assumed by InnoLight US in September 2013 based on the carrying value.

(2)	Significant related party transactions

For the years ended December 31, 2012, 2013, and 2014, significant related party transactions were as follows:

	2012	2013	2014
	US$	US$	US$
Service fees charged by related parties
- InnoLight Technology Inc.	117,233	524,309	—
- Toptrans	—	—	402,382

	117,233	524,309	402,382

Sales of goods to related parties
- Google Inc.	—	—	22,336,060
- InnoLight Technology Inc.	218,368	308,445	—
- Toptrans	2,807	24,998	29,992
- LuxNet	3,159	2,600	14,960

	224,334	336,043	22,381,012

Purchase of products from related parties
- InnoLight Technology Inc.	1,811,920	3,868,047	—
- Toptrans	28,010	—	4,582,938
- Luxnet	2,400,671	3,758,921	6,105,703

	4,240,601	7,626,968	10,688,641

Loan to shareholders (Note 17)	5,935	9,923	1,180,961

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

19.	RELATED PARTY TRANSACTIONS (CONTINUED)

(3)	Amounts due from and due to related parties

As of December 31, 2013 and 2014, outstanding balances due from and due to related parties were as follows:

	December 31, 2013	December 31, 2014
	US$	US$
Amounts due from related parties:
Accounts receivable due from related parties
- Google Inc.	—	9,988,460
- Toptrans	29,728	—
- LuxNet	5,471	—

	35,199	9,988,460

Amounts due to related parties:
Accounts payables due to related parties
- Toptrans	—	1,353,629
- LuxNet	1,740,345	1,011,935

	1,740,345	2,365,564

All accounts due from/to related parties are non-interest bearing, unsecured and receivable/payable on demand.

Loan to shareholders (Note 17):	69,801	1,250,762

20.	SHARE-BASED COMPENSATION

In August 2012, the Company issued 840,000 ordinary shares to certain key employees with nominal consideration of US$44,000. The fair value of ordinary shares measured at the issuance dates was US$0.68 per share. The excess of fair value over the nominal consideration amounting to US$529,888 was accounted for as share based compensation expenses as they are considered to compensate those key employees’ past services, and were recognized immediately in the year ended December 31, 2012.

In March 2013, the Company issued 40,000 ordinary shares to certain key employees with consideration of US$26,000. The fair value of ordinary shares measured at the issuance dates was US$0.87 per share. The excess of fair value over the consideration was inconsequential.

On December 17, 2014, the Board of Directors of the Company approved the 2014 Share Incentive Plan (the “2014 Plan”) which allows the Plan Committee to grant share options and restricted shares to the Company’s directors, employees, and consultants, up to a maximum number of 2,358,444 common shares.

In December 2014, the Company granted total 1,886,000 share options to certain directors and employees. These options would vest over a 3.8-year period, with first 25% vesting upon September 30, 2015, and the remaining 75% vesting monthly thereafter in 36 substantially equal monthly installments.

Share-based compensation expense is recorded over the requisite service period. The Company recorded share-based compensation expenses of US$37,470 relating to the options grant for the year ended December 31, 2014.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

20.	SHARE-BASED COMPENSATION (CONTINUED)

The following is a summary of stock option activities under the 2014 Plan:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2013	—		—	—	—		—
Granted	1,886,000	US$	2.2	6 years	—	US$	0.73
Exercised	—		—	—	—		—
Forfeited	—		—	—	—		—

Outstanding at December 31, 2014	1,886,000	US$	2.2	5.95 years	—	US$	0.73

Vested and expected to vest at December 31, 2014	1,334,934	US$	2.2	5.95 years	—	US$	0.73

The aggregate intrinsic value in the table above is calculated as the aggregate difference between the exercise price for in-the-money options and the estimated fair value of the underlying stock at each reporting date.

The Company values options using the Binomial model. The following assumptions were used in determining the fair value of the options for the year ended December 31, 2014.

Expected volatility		53.26%
Risk-free rate of return (per annum)		1.834%
Exercise multiple		1.8-2.0
Dividend yield		0.00%
Expected forfeiture rate (post-vesting)		15%
Fair value of the underlying shares on the date of option grants	US$	1.921

The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. The expected volatility is calculated based on the historical volatility of the Company’s comparable companies’ share prices. The risk-free interest rate of return is based on market yield of US Treasury with maturity close to the option life as at the valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on empirical studies on the actual exercise behavior of employees. Dividend yield is determined in view of the Company’s historical dividend as well as expected future pay out rate and the expected forfeiture rate is determined based on historical employee turnover rate.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

21.	EARNINGS (LOSS) PER SHARE

	2012	2013	2014
	US$	US$	US$
			Restated
Net income (loss)	(874,253)	7,897,864	11,284,179
Accretion on Series C preferred shares redemption value	—	—	(806,022)
Deemed dividend due to modification of Junior Preferred Shares	—	—	1,745,060
Allocation to preferred shareholders	—	(6,429,841)	(8,963,717)

Net income (loss) allocated to ordinary shareholders	(874,523)	1,468,023	3,259,500

Numerator:
Net income (loss) allocated to holders of ordinary shares - basic	(874,253)	1,468,023	3,259,500
Net income (loss) allocated to holders of dilutive preferred shares	—	6,429,841	427,762

Net income (loss) allocated to holders of dilutive shares - diluted	(874,253)	7,897,864	3,687,262

Denominator:
Weighted average number of ordinary shares outstanding - basic	5,136,475	5,659,325	5,666,667
Potential dilutive shares:
- Convertible preferred shares	—	24,787,454	9,721,771

Weighted average number of ordinary shares outstanding - diluted	5,136,475	30,446,779	15,388,438

Earnings (loss) per share attributable to ordinary shareholders
- Basic	(0.17)	0.26	0.58

- Diluted	(0.17)	0.26	0.24

Basic net earnings (loss) per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted net earnings (loss) per share are computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the year ended December 31, 2014, Series A, A-1 and C on a weighted average basis of 19,260,564 ordinary shares, if converted, were anti-dilutive and excluded from the calculation of diluted net earnings per share. The effects of all outstanding share options of 1,886,000 shares have also been excluded from the computation of diluted earnings per share for the year ended December 31, 2014 as their effects would be anti-dilutive.

22.	UNAUDITED PRO FORMA BALANCE SHEETS AND EARNINGS (LOSS) PER SHARE

Immediately prior to the completion of the Company’s IPO, all of the preferred shares held by the existing shareholders will be automatically converted into common shares on a one-for-one basis.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

22.	UNAUDITED PRO FORMA BALANCE SHEETS AND EARNINGS (LOSS) PER SHARE (CONTINUED)

Unaudited pro forma balance sheet information as of December 31, 2014 assumes the automatic conversion of all of the outstanding preferred shares into common shares at a conversion ratio of 1:1 as described in Note 18, as if the conversion had occurred as of December 31, 2014.

Unaudited pro forma basic and diluted net income per share is presented assuming the automatic conversion of each outstanding series of preferred shares occurred as of the beginning of the period or the issuance date of the respective series, whichever is later.

Year Ended December 31, 2014
US$
Numerator
Net income attributable to ordinary shareholders	3,259,500
Reversal of accretion of redeemable convertible preferred shares to redemption value	806,022
Add back income allocated to preferred shareholders	8,963,717
Less: Deemed dividend due to modification of Junior Preferred Shares	(1,745,060)

Numerator for pro forma basic and diluted net income per share	11,284,179

Denominator:
Weighted average number of ordinary shares outstanding	5,666,667
Pro forma adjustments for redeemable convertible preferred shares:
Pro forma adjustment for Preferred Series A Shares	6,427,914
Pro forma adjustment for Preferred Series A1 Shares	9,206,262
Pro forma adjustment for Preferred Series B Shares	2,138,439
Pro forma adjustment for Preferred Series B1 Shares	7,583,332
Pro forma adjustment for Preferred Series C Shares	3,626,388

Denominator for pro forma basic and diluted net income per share	34,649,002

Pro forma basic and diluted net income per ordinary share:	0.33

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

23.	CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, prepayments and other current assets. As of December 31, 2013 and 2014, substantially all of the Group’s cash and cash equivalents were held by major financial institutions located in the PRC and the United States, which the management believes are of high credit quality.

As of December 31, 2013 and 2014, some portion of accounts receivable was factored to banks for obtaining short-term borrowings (Note 11). The Group’s accounts receivable are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

For the years ended December 31, 2012, 2013 and 2014, revenue from top ten customers accounted for 82%, 89% and 90% of the Group’s net revenue. The following table summarizes revenue and accounts receivable from customers which accounted for 10% or more of revenue and/or accounts receivable. Customers from A through B are different customers.

	Revenue
	Year ended December 31,
	2012	2013	2014
	US$	US$	US$
Customer A	36%	64%	61%
Customer B	*	*	13%
Customer C	11%	*	*
Customer D	10%	*	*

	Accounts receivable
	December 31, 2013	December 31, 2014
	US$	US$
Customer A	43%	42%
Customer B	13%	13%

Note:

*	less than 10% in the year.

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the U.S. dollar.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

24.	COMMITMENTS AND CONTINGENCIES

(1)	Operating lease agreements

The Group has entered into leasing arrangements relating to plant building and several apartments for production and operation purpose, which are classified as operating leases. The leasing contracts will expire at various dates within 2015, 2016 and 2017 as of December 31, 2014. Future minimum lease payments for non-cancelable operating leases as of December 31, 2014 are as follows:

2014 Plant building and apartment
US$
2015	709,355
2016	618,488
2017	121,001

Total	1,448,844

Total rental expenses relating to plant rental and apartment rental were approximately US$ 140,538, US$ 324,996 and US$ 656,186 during the years ended December 31, 2012, 2013 and 2014, respectively, and were charged to the statements of operation and comprehensive income (loss) when incurred.

(2)	Capital commitment

The Group has entered into contracts for purchase of machinery and equipment, leasehold improvements. As of December 31, 2014, the capital expenditures for the Group contracted but are not yet necessary to be recognized on the consolidated balance sheet were as follows:

December 31, 2014
US$
Machinery and equipment	838,766

25.	RESTRICTED NET ASSETS

Pursuant to relevant PRC laws and regulations, there are restrictions on the distribution of the share capital on the Company’s subsidiaries in the PRC. They can pay dividends only out of their retained earnings, if any. In addition, according to the “Regulations for the Implementation of the Law of The PRC on Joint Ventures Using Chinese and Foreign Investment”, the Company’s PRC subsidiary, InnoLight Suzhou, shall provide certain portion of Reserve Fund, the Staff and Workers’ Bonus and Welfare Fund and Expansion Fund (hereinafter collectively referred to as the “regulatory reserves”), before distributing dividends upon approval of the board of directors, and the percentage of appropriation should be determined by the Board of Directors. As a result of these and other restrictions under PRC laws and regulations, the Company is restricted in its ability to transfer a portion of its net assets to its shareholders either in the form of dividends, loans or advances.

As of December 31, 2013 and 2014, total restrictions placed on the distribution of the Company’s subsidiaries net assets was US$ 19,286,182 and US$ 39,286,182, respectively.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

26.	LITIGATION

Cost of goods sold includes costs incurred related to the settlement of patent infringement litigation with Finisar Corporation (“Finisar”), a publicly traded company in the United States which is the holder of, or applicant for, a number of patents in the United States and China related to optoelectronic products, related systems, and related digital diagnostics.

On May 24, 2014, the Company reached a legal settlement with Finisar regarding Finisar’s allegations that the Company had infringed, and was infringing, a number of Finisar’s patents. Finisar had advised the Company in late 2012 via written correspondence of its legal patent protections. In July 2013, Finisar brought suit against InnoLight Suzhou in the Chinese legal system, asserting infringement of certain Finisar Chinese patents. Subsequent thereto, the Company and Finisar engaged in substantive discussions, mediation, and negotiation, in which management believed the Company had a favorable position and believed the Company had not infringed the patents-in-suit. The Company also filed reexamination proceedings in the Intellectual Property Court in the People’s Republic of China challenging the validity of certain Finisar patents. In the second quarter of 2014, Finisar initiated a suit in the United States Federal court system in Northern California against the Company and its United States subsidiary, InnoLight US, asserting infringement of certain Finisar United States patents. Subsequent to the United States suit, further negotiations were held, resulting in the May 24, 2014 settlement agreement. In this agreement, the Company did not admit infringement of Finisar’s patents.

The terms of the settlement provide for a release of claims related to past alleged infringement, and provide a license element whereby the Company has a nonexclusive, worldwide, nontransferable license to applicable patents in the future. In exchange for (i) the release of claims, (ii) future licensed access to applicable patents, (iii) a covenant not to sue, and (iv) dismissal of litigation and claims by both Finisar and the Company, the Company agreed to pay US$7.0 million (net of withholding taxes) for a fully-paid-up license for five years from the date of the settlement to April 30, 2019. US$3.0 million (net of withholding taxes) of this amount was paid on May 28, 2014 following the settlement. The remaining US$4 million (net of withholding taxes) was paid, or is payable, as follows: US$1.0 million on August 31, 2014, US$1.0 million on December 31, 2014, US$1.0 million on April 30, 2015, and US$1.0 million on August 31, 2015. The settlement framework also includes a mechanism for license access to Finisar’s patents for future periods from May 1, 2019 to December 31, 2022. Provided the Company makes future payments, the Company will continue to have access to Finisar’s applicable patents for annual periods commencing May 1, 2019 at an annual cost of US$3.3 million payable quarterly in a manner akin to royalties. No further payments would be due after December 31, 2022 and all licenses would become irrevocable and fully paid.

Management evaluated the outcome of the patent litigation settlement in May 2014 and determined that the US$7.83 million (including withholding taxes of US$ 0.83 million) represents the cost of alleged past infringement and future licensed access to applicable Finisar patents. In assessing and determining values ascribed to components of the settlement, management considered the results of a study by an external appraisal expert. This study considered past sales, anticipated future sales, and royalty rates indicated in the marketplace, among other factors. It was determined that the amount allocable to alleged past infringement was US$3 million, and the amount allocable to future patent access was US$4 million. US$3 million was charged to cost of goods sold in the second quarter of 2014 for alleged past infringement.

The future cost of licensed patent access of US$4 million was recorded as a prepaid royalty; this amount is included in other current assets and other long term assets based upon amounts expected to be amortized to cost of sales (in a ratable manner) for the remaining license term to April 30, 2019. As of December 31, 2014, the

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

26.	LITIGATION (CONTINUED)

amounts included in other current assets and other long term assets were US$0.89 million and US$2.98 million, respectively. The remaining liability to Finisar of US$2.0 million as of December 31, 2014 is included in other payables and accruals.

Amounts recorded in cost of goods sold for the Finisar litigation settlement in 2014 were US$3.95 million, including US$3.35 million recorded in the second quarter of 2014 and US$0.6 million recorded for ongoing ratable amortization of prepaid royalties for the remainder of 2014. Expected amortization expense for prepaid royalties is US$0.89 million on a per-year basis, prospectively for the remainder of the initial five year license term.

Amounts relating to licensed patent access after the expiration of the initial five year license period on April 30, 2019 are expected to be expensed and accrued in future periods, provided that the Company continues to design or manufacture products that relate to the applicable Finisar patents and makes the payments in the future in order to obtain the benefits of the license.

27.	SEGMENT REPORTING

In accordance with guidance of “Segment Reporting”, the Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting, and all the Group’s long-lived assets and operations are substantially located in the PRC.

The Group sells products through both direct sales force and the Group’s channel partners. In the United States, the Group focuses on sales directly to cloud data center operators and system integrators; while in Mainland China, the Group works with system integrators as well as more traditional intermediaries like system equipment manufacturers.

The following table summarizes the Company’s revenue generated based on the respective geographic locations for the years ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
U.S.	10,452,978	47,994,423	82,064,972
Mainland China	8,055,807	15,082,389	27,856,217
Others	7,330,525	8,743,442	11,613,031

Total	25,839,310	71,820,254	121,534,220

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiary under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments (deficit) in subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2013 and 2014.

BALANCE	SHEETS

	As of December 31
	2013	2014
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	105	8,344,241
Amount due from subsidiaries	2,239,994	3,571,162

Total current assets	2,240,099	11,915,403

Investments in subsidiaries	23,897,949	54,503,136

Total assets	26,138,048	66,418,539

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	9,335	9,335
Other payables and accruals	2,781	2,781
Amount due to subsidiaries	—	181,588
Other payables due to shareholders	1,058,403	1,058,403

Total current liabilities	1,070,519	1,252,107

Total liabilities	1,070,519	1,252,107

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

BALANCE	SHEETS (Continued)

	As of December 31
	2013	2014
	US$	US$
Mezzanine equity
Series A preferred shares (US$0.001 par value; 6,427,914 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	3,213,957	3,667,768
Receivables from Series A preferred shareholders	—	(844,270)
Series A1 preferred shares (US$0.001 par value; 9,206,262 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	5,523,757	5,729,977
Receivables from Series A1 preferred shareholders	—	(3,222,906)
Series B preferred shares (US$0.001 par value; 2,138,439 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	2,052,901	1,723,368
Series B1 preferred shares (US$0.001 par value; 7,583,332 shares issued and outstanding as of December 31, 2013 and 2014, and nil outstanding on a pro forma basis as of December 31, 2014)	9,099,998	7,024,440
Receivables from Series B1 preferred shareholders	—	(289,666)
Series C preferred shares (US$0.001 par value; Nil and 13,787,829 shares issued and outstanding as of December 31, 2013 and 2014, respectively, and nil outstanding on a pro forma basis as of December 31, 2014)	—	38,623,689

Total mezzanine equity	19,890,613	52,412,400

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 5,666,667 shares issued and outstanding as of December 31, 2013 and 2014, and 44,810,443 outstanding on a pro forma basis as of December 31, 2014)	5,667	5,667
Subscription receivables	(81,200)	(3,634,686)
Loan to shareholders	(71,860)	(1,252,821)
Additional paid-in capital	639,043	2,421,573
Accumulated other comprehensive income	1,092,375	1,143,251
Retained earnings	3,592,891	14,071,048

Total shareholders’ equity	5,176,916	12,754,032

Total liabilities, mezzanine equity and shareholders’ equity	26,138,048	66,418,539

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

STATEMENTS	OF OPERATION AND COMPREHENSIVE INCOME (LOSS)

	2012	2013	2014
	US$	US$	US$
Operating expenses:
General and administrative	(28,000)	(24,000)	(80,847)

Total operating expenses	(28,000)	(24,000)	(80,847)

Equity in income (loss) of subsidiaries	(846,253)	7,921,864	11,365,026

Net income (loss)	(874,253)	7,897,864	11,284,179

Net income (loss) attributable to ordinary common shareholders	(874,253)	7,897,864	11,284,179

Comprehensive income (loss)

Net income (loss)	(874,253)	7,897,864	11,284,179
Other comprehensive income:
Changes in cumulative foreign currency translation adjustment, net of tax of nil	65,465	600,845	50,876

Total comprehensive income (loss)	(808,788)	8,498,709	11,335,055

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

28.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

STATEMENTS	OF CASH FLOWS

	For the Years Ended December 31
	2012	2013	2014
	US$	US$	US$
Cash flows from operating activities:
Net (loss) income	(874,253)	7,897,864	11,284,179
Adjustments to reconcile net (loss) income to cash provided by operating activities:
Equity in income (loss) of subsidiaries	846,253	(7,921,864)	(11,365,026)
Changes in operating assets and liabilities:
Amount due from subsidiaries	495,368	254,570	(1,331,168)
Accounts payable	—	8,000	—
Other payables and accruals	(304,000)	(214,570)	—
Other payables due to shareholders	(163,368)	(500,000)	—
Amount due to subsidiaries	—	—	181,589

Net cash (used in)/provided by operating activities	—	(476,000)	(1,230,426)

Cash flows from investing activities:
Investment to subsidiaries	(6,752,902)	(4,923,999)	(20,332,776)

Net cash used in investing activities	(6,752,902)	(4,923,999)	(20,332,776)

Cash flows from financing activities:
Proceeds from issuance of preferred shares	6,752,902	5,399,999	37,817,667
Return of capital (to be collected) to ordinary and preferred shareholders relating to restructuring	—	—	(7,910,329)

Net cash provided by financing activities	6,752,902	5,399,999	29,907,338
Net increase in cash and cash equivalents	—	—	8,344,136
Cash and cash equivalents, beginning of year	105	105	105

Cash and cash equivalents, end of year	105	105	8,344,241

29.	SUBSEQUENT EVENT

The Group has performed an evaluation of subsequent events through March 25, 2015, which is the date the consolidated financial statements were issued.

In January 2015, the Company granted total 235,844 share options and 235,844 restricted shares to certain employee in accordance with the 2014 Plan.

From January through February 2015, three out of the remaining four preferred shareholders have completed their administrative procedures with the local government and finished returning the capital amounting US$0.7 million into the Company. As of March 25, 2015, the last shareholder has also returned US$1.4 million to the Company, and committed to return the remaining capital amounting to US$5.8 million into the Company soon.

INNOLIGHT TECHNOLOGY CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

	As of
	December 31, 2014	March 31, 2015	March 31, 2015
	US$	US$	US$ (unaudited) Pro forma (Note 21)
ASSETS
Current assets:
Cash and cash equivalents	33,488,881	27,908,201	27,908,201
Restricted cash	337,205	2,188,619	2,188,619
Notes receivable	1,540,513	5,008,425	5,008,425
Accounts receivable due from related parties	9,988,460	10,550,870	10,550,870
Accounts receivable, net	13,900,673	15,156,768	15,156,768
Inventories	38,179,311	48,067,558	48,067,558
Prepayments and other current assets	5,825,627	5,424,809	5,424,809
Deferred tax assets, current	1,222,243	1,353,658	1,353,658

Total current assets	104,482,913	115,658,908	115,658,908

Land use rights	805,691	798,587	798,587
Property, plant and equipment	24,703,192	26,950,740	26,950,740
Investments	42,886	41,592	41,592
Intangible assets	551,490	488,828	488,828
Deferred tax assets, non-current	155,750	97,156	97,156
Other long term assets	3,123,075	2,888,688	2,888,688

Total assets	133,864,997	146,924,499	146,924,499

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	27,721,802	31,080,199	31,080,199
Accounts payable due to related parties	2,365,564	2,273,979	2,273,979
Salary and welfare payable	5,963,763	5,309,666	5,309,666
Income taxes payable	626,221	1,819,216	1,819,216
Other payables and accruals	7,115,874	6,511,540	6,511,540
Short-term borrowings	22,653,140	23,097,432	23,097,432

Total current liabilities	66,446,364	70,092,032	70,092,032

Other non-current liabilities	2,252,201	1,700,159	1,700,159

Total liabilities	68,698,565	71,792,191	71,792,191

INNOLIGHT TECHNOLOGY CORPORATION

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF MARCH 31, 2015 AND DECEMBER 31, 2014

(U.S. dollars, except share data and per share data, or otherwise noted)

	As of
	December 31, 2014	March 31, 2015	March 31, 2015
	US$	US$	US$ (unaudited) Pro forma (Note 21)
Commitments and contingencies (Note 23)
Mezzanine equity
Series A preferred shares (US$0.001 par value; 6,427,914 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively, and nil outstanding on a pro forma basis as of March 31, 2015)	3,667,768	3,667,768	—
Receivables from Series A preferred shareholders	(844,270)	(844,270)	—
Series A1 preferred shares (US$0.001 par value; 9,206,262 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively, and nil outstanding on a pro forma basis as of March 31, 2015)	5,729,977	5,729,977	—
Receivables from Series A1 preferred shareholders	(3,222,906)	(2,802,550)	—
Series B preferred shares (US$0.001 par value; 2,138,439 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively, and nil outstanding on a pro forma basis as of March 31, 2015)	1,723,368	1,723,368	—
Series B1 preferred shares (US$0.001 par value; 7,583,332 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively, and nil outstanding on a pro forma basis as of March 31, 2015)	7,024,440	7,024,440	—
Receivables from Series B1 preferred shareholders	(289,666)	—	—
Series C preferred shares (US$0.001 par value; Nil and 13,787,829 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively, and nil outstanding on a pro forma basis as of March 31, 2015)	38,623,689	39,379,334	—

Total mezzanine equity	52,412,400	53,878,067	—

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 shares authorized, 5,666,667 shares issued and outstanding as of December 31, 2014 and March 31, 2015, respectively and 44,810,443 outstanding on a pro forma basis as of March 31, 2015)	5,667	5,667	44,810
Subscription receivables	(3,634,686)	(2,193,519)	(5,840,339)
Loan to shareholders	(1,252,821)	—	—
Additional paid-in capital	2,401,807	2,696,636	60,182,380
Statutory reserves	19,766	19,766	19,766
Accumulated other comprehensive income	1,143,251	914,972	914,972
Retained earnings	14,071,048	19,810,719	19,810,719

Total shareholders’ equity	12,754,032	21,254,241	75,132,308

Total liabilities, mezzanine equity and shareholders’ equity	133,864,997	146,924,499	146,924,499

The accompanying notes are an integral part of these consolidated financial statements.

INNOLIGHT TECHNOLOGY CORPORATION

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF OPERATION AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2014	2015
	US$	US$
Net revenues
Unrelated parties	26,450,418	15,642,787
Related parties (Note 18 and Note A)	1,837	25,736,463

Total revenues	26,452,255	41,379,250
Cost of goods sold
Unrelated parties	(18,153,354)	(26,917,547)
Related parties (Note 18)	(1,214,271)	(1,322,167)

Total cost of goods sold	(19,367,625)	(28,239,714)

Gross profit	7,084,630	13,139,536
Operating expenses:
Research and development	(1,429,911)	(2,682,979)
Sales and marketing	(506,708)	(740,188)
General and administrative	(706,015)	(2,023,181)

Total operating expenses	(2,642,634)	(5,446,348)

Income from operations	4,441,996	7,693,188
Interest expenses, net	(221,338)	(393,972)
Other income (expenses), net	79,133	350,264

Income before income tax expenses	4,299,791	7,649,480
Income tax expenses	(528,564)	(1,154,164)

Net income	3,771,227	6,495,316
Accretion on Series C preferred shares to redemption value	—	(755,645)
Allocation to preferred shareholders	(3,082,365)	(5,158,248)

Net income attributable to ordinary shareholders	688,862	581,423

Comprehensive income
Net income	3,771,227	6,495,316
Other comprehensive income:
Changes in cumulative foreign currency translation adjustment, net of tax of nil	(241,969)	(228,279)

Total comprehensive income	3,529,258	6,267,037

Earnings per share attributable to ordinary shareholders
Basic	0.12	0.10
Diluted	0.12	0.10
Weighted average number of ordinary shares used in computing
Basic	5,666,667	5,666,667
Diluted	31,022,614	5,685,663
Share-based compensation included in cost of goods sold and operating expenses above is as follows:
Cost of goods sold	—	17,850
Research and development	—	70,163
Sales and marketing	—	24,047
General and administrative	—	182,769

Note A: Net revenues from related parties for the three months ended March 31, 2015 include revenue from an affiliate of a principal shareholder who had became a related party of the Company in late September 2014.

INNOLIGHT TECHNOLOGY CORPORATION

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

	Ordinary shares (US$ 0.001 par value)
	Number of shares outstanding	Par value	Subscription receivables	Loan to shareholders	Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings	Total shareholders’ equity
		US$	US$		US$	US$	US$	US$	US$
Balance as of December 31, 2013	5,666,667	5,667	(81,200)	(71,860)	619,277	19,766	1,092,375	3,592,891	5,176,916
Loan to shareholders	—	—	—	(142,595)	—	—	—	—	(142,595)
Foreign currency translation adjustments	—	—	—	—	—	—	(241,969)	—	(241,969)
Net income	—	—	—	—	—	—	—	3,771,227	3,771,227

Balance as of March 31, 2014	5,666,667	5,667	(81,200)	(214,455)	619,277	19,766	850,406	7,364,118	8,563,579

Balance as of December 31, 2014	5,666,667	5,667	(3,634,686)	(1,252,821)	2,401,807	19,766	1,143,251	14,071,048	12,754,032
Share-based compensation	—	—	—	—	294,829	—	—	—	294,829
Accretion on Series C redeemable convertible preferred shares to redemption value	—	—	—	—	—	—	—	(755,645)	(755,645)
Return of capital to ordinary shareholders related to Restructuring (Note 1)	—	—	1,441,167	—	—	—	—	—	1,441,167
Loan paid by shareholders	—	—	—	1,252,821	—	—	—	—	1,252,821
Foreign currency translation adjustments	—	—	—	—	—	—	(228,279)	—	(228,279)
Net income	—	—	—	—	—	—	—	6,495,316	6,495,316

Balance as of March 31, 2015	5,666,667	5,667	(2,193,519)	—	2,696,636	19,766	914,972	19,810,719	21,254,241

The accompanying notes are an integral part of these consolidated financial statements.

INNOLIGHT TECHNOLOGY CORPORATION

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

	For the Three Months Ended March 31,
	2014	2015
	US$	US$
Cash flows from operating activities:
Net income	3,771,227	6,495,316
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	—	294,829
Provision for inventories declining in value	—	240,105
Depreciation of property, plant and equipment	572,710	1,082,648
Amortization of intangible assets and land use rights	7,964	64,027
Deferred income tax benefits	—	(72,822)
Foreign exchange gain	(158,499)	(12,489)
Changes in operating assets and liabilities:
Notes receivable	(683,755)	(3,467,912)
Accounts receivable	(1,451,773)	(1,255,578)
Accounts receivable due from related parties	27,888	(562,410)
Inventories	(4,727,413)	(10,116,639)
Prepayments and other current assets	392,168	400,818
Other long-term assets	(64,846)	234,387
Accounts payable	1,442,655	3,258,925
Accounts payable due to related parties	(443,504)	(91,585)
Salary and welfare payable	(139,125)	(654,097)
Income taxes payable	7,764	1,192,995
Other payables and accruals	(341,190)	(154,495)
Other non-current liabilities	349,183	115,868

Net cash used in operating activities	(1,438,546)	(3,008,109)

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,699,055)	(3,517,226)
Loan (lent to) paid by shareholders	(142,595)	1,252,821
Changes in restricted cash	186,071	(1,851,414)

Net cash used in investing activities	(2,655,579)	(4,115,819)

INNOLIGHT TECHNOLOGY CORPORATION

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

	For the Period Ended
	2014	2015
	US$	US$
Cash flows from financing activities:
Return of capital from ordinary and preferred shareholders related to Restructuring (Note 1)	—	2,151,191
Proceeds from short-term borrowings	6,757,644	6,942,629
Repayments of short-term borrowings	(4,795,533)	(6,948,558)
Proceeds from capital lease	2,451,421	—
Repayments of capital lease	(235,827)	(602,014)

Net cash provided by financing activities	4,177,705	1,543,248

Net increase (decrease) in cash and cash equivalents	83,580	(5,580,680)
Cash and cash equivalents, beginning of period	4,918,688	33,488,881

Cash and cash equivalents, end of period	5,002,268	27,908,201

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	(520,800)	(33,991)
Cash paid for interest	(193,505)	(352,116)
Supplemental schedule of non-cash investing and financing activities
Accruals related to purchase of property, plant and equipment	31,737	99,472

The accompanying notes are an integral part of these consolidated financial statement

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS

History of the Group

On January 2, 2008, InnoLight Technology Corporation (“InnoLight Cayman” or the “Company”) was incorporated in the Cayman Islands by Mr. Sheng Liu (“Mr. Liu”). The Company then set up InnoLight Technology HK Limited (“InnoLight HK”) on January 29, 2008. Mr. Liu, along with Mr. Hsing Kung and Mr. Osa Mok invested in the Company in March 2008 and became the three initial Founders of the Company. The initial Founders also invited other investors (collectively “initial investors”) to invest into the Company through the issuance of Series A preferred shares (Note 17) during 2008. Through InnoLight HK, the Company established InnoLight Technology (Suzhou) Limited (“InnoLight Suzhou”) in the People’s Republic of China (the “PRC”) on April 14, 2008. The Company and InnoLight HK are merely the investment holding company and the majority of capitals raised by the Company were invested into InnoLight Suzhou in 2008. InnoLight Suzhou is the primary operating entity, and mainly engages in the development, design and production of high speed optical transceiver and other related optical subsystems. The initial structure is illustrated as follows:

Listing on China domestic A-share capital market was the original plan and therefore some initial investors, including Mr. Liu swapped their shares from the Company to InnoLight Suzhou either directly or through Suzhou Xumao Science and Technology Co., Ltd. (“Xumao”), an investment holding company owned by Mr. Liu and some directors and officers, etc., from 2009 to 2011. During that period, InnoLight Suzhou also attracted new investments through the issuance of Series A-1, B and B-1 preferred shares (Note 17) from China domestic investors and InnoLight Cayman attracted small amount of investments, which was subsequently invested into InnoLight Suzhou. InnoLight Suzhou set up InnoLight Technology USA Inc. (“InnoLight US”) in California in the United States on December 10, 2012. The Company, together with InnoLight HK, InnoLight Suzhou and InnoLight US, are collectively referred to as the “Group”.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

History of the Group (Continued)

The combination result of the initial shareholders’ share swap and the new fund raising prior to the Restructuring undertook in September 2014 is illustrated as follows:

Restructuring in September 2014

In the middle of 2014, the Group determined to switch the China A-Share listing plan to overseas listing plan. In late September 2014, the Company received new capital injections by Google Capital and another new investor through the issuance of Series C preferred shares (“Series C financing”) (Note 17). In connection with the Series C financing, the Group is required to undertake a simultaneous restructuring (“Restructuring”). Under the Restructuring, the Group made all the aforementioned investors of InnoLight Suzhou to swap their shares to InnoLight Cayman. After the Restructuring, the shareholding interests at InnoLight Cayman are mirrored to the shareholding interest into the Group prior to the Series C financing. The illustration at below shows the Group’s ultimate shareholding structure after Restructuring.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Restructuring in September 2014 (Continued)

The above Restructuring resulted in the China domestic shareholders flipped up their shares proportionately to the Company at Cayman. In order to facilitate the registration of Restructuring by respective shareholders with the local government authority, the Company utilized proceeds from the issuance of Series C preferred shares to return the capital to those shareholders who are required to flip up their shares from InnoLight Suzhou to InnoLight Cayman and requires those shareholders to contribute the same amount of returned capital into InnoLight Cayman to complete the Restructuring by specified date. Under the Restructuring, no shares were allowed to buy out and this is in substance a share swap restructuring. As of December 31, 2014, all the China domestic shareholders had completed their share registration at the Cayman as part of the Restructuring process. All of these shareholders had also contributed the returned capital to the Company in Cayman by December 31, 2014, with the exception of four ordinary and preferred shareholders from ordinary, Series A, Series A-1 and Series B financing, respectively, were still in process of completing their administrative procedures for remitting the capital overseas with the local government in order to return the capital into InnoLight Cayman. As of March 31, 2015, three out of the remaining four ordinary and preferred shareholders had completed their administrative procedures for remitting the capital overseas with the local government and completed returning the capital amounting to US$0.7 million into the Company and the last shareholder had also returned US$1.4 million to the Company. Subsequently, the last shareholder had returned all of the remaining amount of US$5.8 million into the Company by April 14, 2015. InnoLight Suzhou is considered the predecessor, and operates substantially all of the business of the Group. While InnoLight Cayman has existed since the commencement of the Group, it did not have any substantial operation. The Restructuring is deemed a recapitalization within the Group resulting in no substance. Through the Restructuring, InnoLight Cayman became the parent company of the Group and InnoLight Suzhou is its wholly owned subsidiary as of December 31, 2014. The financial statements for the years of 2012, 2013 and prior to September 2014 are presented on a combined basis with the elimination of all intercompany transactions and balances, including both InnoLight Suzhou and Innolight Cayman’s financials. Subsequent to September 2014, the financial statements of Suzhou InnoLight are consolidated by InnoLight Cayman, which has resumed the parent company position of the Group since the Restructuring.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

1.	ORGANIZATION AND NATURE OF OPERATIONS (CONTINUED)

Restructuring in September 2014 (Continued)

The accompanying consolidated financial statements including the financial statements of the Company, and its subsidiaries as of March 31, 2015 are as follows:

	Equity interest	Place of incorporation	Date of incorporation	Principal activities
InnoLight HK	100%	Hong Kong	January 29, 2008	Holding company
InnoLight Suzhou	100%	PRC	April 14, 2008	Development, design and production of high speed optical transceiver and other related optical subsystems
InnoLight US	100%	US	December 10, 2012	Provision of sales, marketing and strategic sourcing function

2.	PRINCIPAL ACCOUNTING POLICIES

(1)	Basis of presentation

The unaudited interim condensed consolidated financial statements of the Company and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited interim consolidated financial statements are condensed in accordance with Article 10 of Regulation S-X. Significant accounting policies followed by the Company in the preparation of the accompanying interim condensed consolidated financial statements are summarized below.

(2)	Principles of consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions and balances have been eliminated upon consolidation.

(3)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompany notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance for doubtful accounts, provision for declines in the value of inventories, estimated useful lives of property and equipment as well as intangible assets, warranty accrual, valuation allowances for deferred tax assets, determination of uncertain tax positions, provision for employee benefits, valuation of stock-based compensation and forfeiture rates. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(4)	Foreign currency translation and other comprehensive income (loss)

The Group uses the United States dollar (“US$”) as its reporting currency. The US$ is also the functional currency of the Company, InnoLight HK and InnoLight US, respectively, and the functional currency of InnoLight Suzhou is the Renminbi (“RMB”).

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. The resulting exchange differences are charged directly against earnings in the consolidated statements of operation and comprehensive income (loss).

Assets and liabilities of the subsidiary in PRC are translated into US$ using the exchange rate in effect at each balance sheet date. Income and expense items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements. The exchange rates used for translation on December 31, 2014 and March 31, 2015 were US$1.00 = RMB6.1190 and RMB6.1422, respectively, representing the index rates stipulated by the People’s Bank of China

(5)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and short-term highly liquid investments placed with banks or other financial institutions, which have original maturities fewer than three months and are readily convertible to known amounts of cash.

(6)	Restricted cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group’s restricted cash is mainly comprised of cash deposited to banks for issuance of bank acceptance notes and letters of credit in connection with the normal inventory purchase activities.

(7)	Notes receivable

The Group accepts bank acceptance notes from customers in China in the normal course of business. Notes receivable are typically non-interest bearing and have maturities of fewer than six months. The Group may factor certain notes with the banks in China to obtain borrowings. These factored notes receivables have not met the derecognition criteria and thus continue to be recorded as part of notes receivables.

(8)	Accounts receivable & allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts receivable arising from sale of goods is initially recognized at fair value of the contractual payments from the buyers.

The Group determines the allowance for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(9)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using weighted-average method. The Group permanently writes down the cost of inventory to its estimated net realizable value that the Group specifically identifies and considers obsolete. The Group defines obsolete inventory as the inventory that will no longer be used in the manufacturing process. The Group estimates excess and slow moving inventory based upon assumptions of future demands and market conditions. If actual market conditions are less favorable than management’s projection, additional inventory write-downs may be required. The write-down is charged to the provision for inventories, which is a component of cost of goods sold. Inventory provisions recorded during the three months ended March 31, 2014 and 2015 were nil and US$ 240,105, respectively.

(10)	Land use rights

Land use rights represent the prepayments for usage of the parcels of land acquired in February 2014 and are recorded at cost and amortized over the lease period of 50 years.

(11)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the following estimated useful lives and with estimated rate of residual value:

Leasehold improvement	Lesser of the lease terms or the estimated useful lives of the assets	0%
Production equipment	5 - 10 years	0% - 10%
Computer and electronic equipment	5 -10 years	0% - 10%
Tools, instrument and furniture	5 years	0% - 10%
Motor vehicles	5 years	0% - 10%

Construction in progress represents equipment under installation which has not yet been placed in service. Construction in progress is transferred to property and equipment and depreciation commences when the asset is ready for its intended use.

Expenditures for maintenance and repairs are expensed as incurred. Gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and is recognized in the consolidated statements of operations and comprehensive income (loss).

(12)	Intangible assets

Intangible assets include software purchased from third parties and are initially recorded at cost and amortized on a straight-line basis over the shorter of the useful economic life or stipulated period in the contract, which is usually 5 years. The group does not have any intangible assets that have indefinite lives.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(13)	Investments

The Company applies equity method accounting for investments in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. The Company investments represent its investments in a privately-held company. In April 2009, InnoLight Suzhou acquired 5.66% equity shares in Wuxi Astor Technology Co., Ltd. with cash payment of US$ 74,682 and held one board seat out of three director seats at the board. InnoLight Suzhou therefore had the ability to exercise significant influence and met requirements to apply equity method of accounting. Since January 2014, InnoLight Suzhou has no longer held any board seat and lost the ability to exercise the significant influence. Cost method is applied thereafter.

The Company continually reviews its investments in affiliated companies to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value and the financial condition, operating performance, and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, including general market conditions, industry specific or investee specific reasons, changes in valuation subsequent to the balance sheet date and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the investment is written down to fair value. For the three months ended March 31, 2014 and 2015, no impairment losses were recorded.

(14)	Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(14)	Fair value measurements (Continued)

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, amounts due from/to related parties, prepayments and other current assets, short-term borrowings, accounts payable, other payables and accruals, and other non-current liabilities. The carrying amounts of the short-term financial instruments approximate their fair values due to the short-term maturity of these instruments. The Company does not use derivative instruments to manage risk.

(15)	Impairment of long-lived assets and intangible assets

Long-lived assets including finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or that the useful life is shorter than the Company had originally estimated. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for long-lived assets including certain identifiable intangible assets that management expects to hold and use is based on the amount by which the carrying value exceeds fair value. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess. During the three months ended March 31, 2014 and 2015, no impairment losses were recorded.

(16)	Warranty

The estimated costs of product warranties are recognized at the time revenue is recognized. Product warranty costs are estimated based upon the historical experience and specific identification of the products requirements, which may fluctuate based on product mix. Additionally, the warranty costs associated with occasional or unanticipated product quality issues is accrued if a loss is probable and can be reasonably estimated.

(17)	Government subsidies

Government subsidies are cash subsidies received by the Group’s entity in the PRC from various level of government authorities. The government subsidies are granted from time to time at the discretion of the relevant government authorities. These subsidies are granted for general corporate purposes, mainly to enhance the research and development activities and production activities.

Government subsidies related to expense items are recognized as a reduction of the relevant expense in the same period as those expenses are incurred. Government subsidies related to depreciable assets are recognized as a reduction to the carrying value of the related assets. Government subsidies related to the general corporate purpose are recognized as other income. Government subsidies are originally recorded as deferred liabilities when received and then are recognized as reduction of expense or asset or other income when the Group has complied with the conditions attached to the subsidies.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(18)	Revenue recognition

The Group’s revenue transactions consist predominately of sales of products to customers. Product revenue are generally recognized when persuasive evidence of an arrangement exists, the sales price is fixed and determinable, delivery has occurred and collectability is reasonably assured. To evidence an arrangement, the Group (i) enters into a master agreement with customers, which specifies general terms and conditions, or (ii) obtains purchase orders, which specify the key terms of individual orders, such as quantity and price. For the arrangements that do not include rights of return, the Group records revenue when products are delivered. For the arrangements that include rights of return, the Group estimated return provision, if any, based on the historical return data when recognizing revenue upon delivery. Delivery occurs when title and risk of loss transfer to customers, which is either at the customer’s designated location or customer’s designated carrier, depending on the specific contract term. Any payments received prior to revenue recognition are recorded as advance from customers.

At the time revenue is recognized, the Group establishes an accrual for estimated warranty expenses associated with sales, recorded as a component of cost of revenue.

(19)	Cost of goods sold

Cost of goods sold is principally comprised of the costs of manufacture, assembly, packaging, and distribution of optoelectronic transceiver products to customers. Included among such costs are the costs of raw material, production labor, and direct and indirect overhead, as well as depreciation or amortization associated with fixed assets or intangible assets necessary to the production of optoelectronic transceiver products. Also included in cost of goods sold is the cost of settlement of intellectual property matters with third parties, in particular, the costs of settlement of litigation related to alleged infringement of third parties’ patents (Note 25). Such costs of settlement related to alleged past infringement are charged to cost of goods sold. Costs of settlement which relate to future licensed access to third parties’ patents are capitalized as prepaid royalties and amortized to cost of goods sold ratably over the remaining future license periods. License costs related to future patent access are not incurred on a per-unit basis and therefore do not have a direct relationship to product revenues.

(20)	Research and development

Costs related to research and development, which primarily consist of labor and benefits, supplies, facilities, consulting, and outside service fees, are charged to expense as incurred,

(21)	Sales and marketing

Sales and marketing costs consist primarily of salaries and benefits, advertising and market promotion expenses, share-based compensation, and other expenses incurred by the Group’s sales and marketing personnel, The Group expenses all sales and marketing costs as incurred.

(22)	General and administrative

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, professional service fees, share-based compensation, and other expenses.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(23)	Share-based compensation

The Company determined whether a share option should be classified and accounted for as a liability award or equity award. All grants of share-based awards to employees classified as equity awards are recognized in the financial statements based on their grant date fair values which are calculated using an option pricing model. The Company recognizes compensation expense on share-based awards with service condition over the requisite service period, which is generally the vesting period.

The Company applied the binominal option pricing model in determining the fair value of options granted.

Forfeitures were estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

A change in any of the terms or conditions of the share options is accounted for as a modification of the plan. Incremental compensation cost is measured as the excess, if any, of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the fair value of the ordinary shares and other pertinent factors at the modification date. For vested share options, the Company recognizes incremental compensation cost in the period the modification occurs. For unvested share options, the Group recognizes over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

(24)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Group from the leasing company, are charged to the consolidated statements of operation and comprehensive income on a straight-line basis over the lease periods.

Leases that qualify as capital leases are recorded at the lower of the fair value of the asset or the present value of the future minimum lease payments over the lease term generally using the Company’s incremental borrowing rate. Assets leased under capital leases are included in fixed assets and generally are depreciated over the lease term. Lease payments under capital leases are recognized as a reduction of the capital lease obligation and interest expense.

For a sale-leaseback transaction, an analysis will be performed to determine if the Company can record a sale to remove the assets and related obligation and record the lease as either an operating or capital lease obligation. If the Company has continued involvement beyond a normal leaseback, the lease is accounted for as a financing transaction and the recorded asset and related financing obligation remain on the balance sheet. Accordingly, the asset is depreciated over its estimated useful life in accordance with the Company’s policy. See Note 7 and Note 13 for further information.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(25)	Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of operations in the period of the enactment of the change. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.

The Company considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Company has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Company classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(26)	Statutory reserves

The Company’s PRC subsidiary, InnoLight Suzhou at the discretion of its board of directors, is required to make appropriations from net profit to the Reserve Fund, the Staff and Workers’ Bonus and Welfare Fund and the Enterprise Expansion Fund, after offsetting accumulated losses from prior years, and before profit distributions to the shareholders. The percentages to be appropriated to the Reserve Fund, the Staff and Workers’ Bonus and Welfare Fund and the Enterprise Expansion Fund are at the discretion of the board of directors of InnoLight Suzhou. These reserves can only be used for specific purpose and are not transferable to the Company in form of loans, advances, or cash dividends. InnoLight Suzhou didn’t make any appropriation to statutory reserves during the three months ended March 31, 2014 and 2015.

(27)	Subscription receivables

Receivables from shareholders of the Group related to subscription for ordinary shares of the Company are recorded as subscription receivables in equity.

(28)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the period. Potential ordinary shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(29)	RECENT ACCOUNTING PRONOUNCEMENTS

Recently Effective

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on the Group’s consolidated financial statements, because the Group does not have discontinued operations or disposals of components of an Entity”.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

2.	PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(29)	RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Recently Effective (Continued)

entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

In April 2015, the FASB issued ASU No. 2015-03, “Interest – Imputation of Interest”. This standard requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of debt liability, consistent with debt discounts or premiums. The recognition and measurement guidance for debt issuance costs would not be affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption of the amendments in this Update is permitted for financial statements that have not been previously issued. An entity should apply the new guidance on a retrospective basis, wherein the balance sheet of each individual period presented should be adjusted to reflect the period-specific effects of applying the new guidance. Upon transition, an entity is required to comply with the applicable disclosures for a change in an accounting principle. These disclosures include the nature of and reason for the change in accounting principle, the transition method, a description of the prior-period information that has been retrospectively adjusted, and the effect of the change on the financial statement line items (that is, debt issuance cost asset and the debt liability). The Company does not anticipate that this adoption will have a significant impact on its consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

	December 31, 2014	March 31, 2015
	US$	US$
Accounts receivable	14,037,459	15,293,038
Less: Allowance for doubtful accounts	(136,786)	(136,270)

Accounts receivable, net	13,900,673	15,156,768

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

3.	ACCOUNTS RECEIVABLE, NET (CONTINUED)

The movements of the allowance for doubtful accounts during the three months ended March 31, 2014 and 2015 are as follows:

	For the three months ended March 31
	2014	2015
	US$	US$
Balance at beginning of the period	137,282	136,786
Currency translation difference	(1,232)	(516)

Balance at end of the period	136,050	136,270

4.	INVENTORIES

Inventories are stated at the lower of cost or market, and include material, labor and manufacturing overhead costs. As of December 31, 2014 and March 31, 2015, the components of inventories were as follows:

	December 31, 2014	March 31, 2015
	US$	US$
Raw materials	13,699,495	21,017,081
Work in process	16,922,587	20,077,907
Finished goods	7,557,229	6,972,570

Inventories	38,179,311	48,067,558

The inventory written-down reserve balance amounted to US$ 3,045,268 and US$ 3,257,241 as of December 31, 2014 and March 31, 2015, respectively, to reflect the excessive and obsolete inventories. The write-down of inventory was nil and US$ 240,105 in the three months ended March 31, 2014 and 2015, respectively, and included in the cost of goods sold. The following table summarizes the movement of inventory write-downs for the three months ended March 31, 2014 and March 31, 2015:

Movement of written-down inventory
US$
As of December 31, 2013	76,883
Foreign currency translation	(692)

As of March 31, 2014	76,191

As of December 31, 2014	3,045,268
Inventory write-downs	240,105
Inventory disposed without proceeds	(16,419)
Foreign currency translation	(11,714)

As of March 31, 2015	3,257,241

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

5.	PREPAYMENTS AND OTHER CURRENT ASSETS

The summary of prepayments and other current assets is as follows:

	December 31, 2014	March 31, 2015
	US$	US$
Value-added-tax input to be utilized	2,891,928	1,724,769
Prepayments to suppliers	1,390,614	1,914,379
Rental deposits	344,196	128,435
Prepaid royalties	894,554	894,554
Others	304,335	762,672

Total	5,825,627	5,424,809

6.	LAND USE RIGHT

The Company’s land use rights are related to the acquisition of one land use right at the cost of US$ 812,123. Related amortization expenses for the three months ended March 31, 2014 and 2015 was nil and US$ 4,060, respectively.

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment and its related accumulated depreciation as of December 31, 2014 and March 31, 2015 are as follows:

	December 31, 2014	March 31, 2015
	US$	US$
Machinery and equipment	21,951,350	27,424,919
Leasehold improvements	4,977,318	4,958,518
Computer and electronic equipment	144,808	144,261
Tools, instrument and furniture	667,228	776,691
Motor vehicles	171,573	170,926
Construction in progress	2,565,452	310,039

	30,477,729	33,785,354
Less: Accumulated depreciation	(5,774,537)	(6,834,614)

Net book value	24,703,192	26,950,740

Depreciation expenses for three months ended March 31, 2014 and 2015 were approximately US$ 572,710 and US$ 1,082,648, respectively.

In January 2014, the Group entered into a sale-leaseback transaction to sell machinery and equipment with net book value of US$ 7,893,376 and lease back by the Group (Note 13).

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

8.	INTANGIBLE ASSETS

The Group’s intangible assets mainly comprise of purchased software, and the following table reflects the purchased software subject to amortization as of December 31, 2014 and March 31, 2015:

	December 31, 2014	March 31, 2015
	US$	US$
Gross carrying amounts	713,381	710,687
Less: accumulated amortization	(161,891)	(221,859)

Net carrying amount	551,490	488,828

Amortization expenses for the three months ended March 31, 2014 and 2015 were approximately US$7,964 and US$59,968, respectively.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years are as follows:

Amortization
US$
Remainder of 2015	99,641
2016	135,035
2017	125,841
2018	114,927
2019	13,384

Total	488,828

9.	FAIR VALUE MEASUREMENT

The Group’s non-financial asset measured at fair value on a non-recurring basis constitutes prepaid royalties which arose as a result of a monetary settlement for patent litigation more fully described in Note 25. The prepaid royalties were classified as Level 3 fair value measurements and valued based on a model utilizing unobservable inputs which require significant management judgment and estimation. Prepaid royalties were initially recognized at fair value in the amount of US$4.0 million as of May 2014, the time of the patent litigation settlement. The Group has not included a roll forward of this Level 3 measurement as the fair value measurement is non-recurring.

The significant unobservable inputs used in the initial fair value determination for the prepaid royalties were as follows.

Valuation Technique	Unobservable Input	Parameter value
Relief from royalty method	Risk-adjusted discount rate	22%
	Royalty rate	0.6%

The Group determined the fair value of the prepaid royalties by applying the relief from royalty method. The Group performed various benchmark analyses to derive the royalty rate. Then Group calculated the present

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

9.	FAIR VALUE MEASUREMENT (CONTINUED)

value of royalty savings, after tax, based on the derived royalty rate, a revenue forecast, and the risk-adjusted discount rate. Management’s determination of the fair value considered the results of a study by an independent appraiser which utilized information from other comparable public companies.

10.	SHORT-TERM BORROWINGS

Short-term borrowings as of December 31, 2014 and March 31, 2015 are as follows:

	December 31, 2014	March 31, 2015
	US$	US$
Borrowing from Agriculture Bank of China	3,584,254	2,628,083
Borrowing from Bank of China	2,516,895	2,950,692
Borrowing from Bank of Ningbo	7,902,762	7,884,243
Borrowing from Shanghai Pudong Development Bank	4,851,550	5,843,525
Borrowing form Chinatrust Commercial Bank	1,000,000	—
Borrowing from China Construction Bank	2,797,679	1,790,889
Borrowing from China Merchants Bank	—	2,000,000

Total	22,653,140	23,097,432

As at March 31, 2015, the balance comprised of:

(i)	Unsecured borrowings with US$ 2,628,083 were borrowed from the Agriculture Bank of China, which were carried forward from December 31, 2014.

(ii)	Unsecured borrowings with US$ 2,950,692 were all borrowed from the Bank of China in 2015. The due dates range from April to May 2015 and interest rates are 3.64%.

(iii)	Borrowings with US$ 7,884,243 borrowed from the Bank of Ningbo, which were carried forward from December 31, 2014.

(iv)	Unsecured borrowings with US$ 5,843,525 were borrowed from the Shanghai Pudong Development Bank., US$ 2,000,000 of which was borrowed in 2015 and others were carried forward from December 31, 2014. The due dates range from April to July 2015 and interest rates are between 1.66% and 7.20%.

(v)	Unsecured borrowings with US$ 1,790,889 borrowed from the China Construction Bank were carried forward from December 31, 2014, .

(vi)	Unsecured borrowings with US$ 2,000,000 were borrowed from the China Merchants Bank in 2015. The due date is in July 2015 and interest rate is 2.86%.

For the three months ended March 31, 2014 and 2015, weighted average short-term borrowings were US$ 13,720,147 and US$ 22,818,466, respectively, and the weighted average interest rate was 4.75% and 5.09%, respectively.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

11.	EMPLOYEE BENEFITS

The full-time employees of the Company are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment issuance, work injury insurance, maternity insurance and housing funds. The Company is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operation and comprehensive income (loss) for such employee benefits amounted to approximately US$ 1.25 million and US$ 1.26 million for the three months ended March 31, 2014 and 2015, respectively.

12.	OTHER PAYABLES AND ACCRUALS

	December 31, 2014	March 31, 2015
	US$	US$
Product warranty (a)	966,519	1,109,002
Current portion of sale-leaseback liabilities (Note 13)	2,035,149	2,085,310
Interest payable	103,834	100,255
Accrual for royalties relation to litigation (Note 25)	2,005,066	1,997,493
Accrued expense	592,932	121,308
Other taxes payable	279,635	275,066
Others	1,132,739	823,106

Total	7,115,874	6,511,540

(a)	Product warranty

The change in accrued product warranty is summarized as follows:

	For the three months ended March 31,
	2014	2015
	US$	US$
Balance at beginning of period	487,134	966,519
Warranty provision	123,090	151,725
Warranty cost incurred	—	(5,453)
Foreign currency translation	(5,035)	(3,789)

Balance at end of period	605,189	1,109,002

The Group generally offers a two-year warranty on all of its products and accrues the estimated cost of product warranty at the time when revenue is recognized.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

13.	OTHER NON-CURRENT LIABILITIES

	December 31, 2014	March 31, 2015
	US$	US$
Sale-leaseback liabilities	4,287,350	3,785,469
Less: current sale-leaseback liabilities	(2,035,149)	(2,085,310)

Other liabilities, non-current	2,252,201	1,700,159

In January 2014, the Group entered into several arrangements to sell its production equipment with total net book value of US$ 7,893,376 to a capital leasing company and then leased them back with three-year term. The total principals amounted to US$ 5,719,889 and related interest are payable on a monthly basis over the term of the lease arrangements with interest rates ranging from 0.84% to 1.04% per month. Due to the option by the Group to repurchase the equipment at a fixed price of zero and remaining useful lives of the equipment substantially exceeding the lease period, the Group has continued involvement beyond a normal lease, and therefore has not recorded sale or derecognized the assets. As a result, the lease is accounted for as financing transactions and the recorded asset and related financing obligation remains on the balance sheet.

As of March 31, 2015, the future minimum lease payments under financing obligations are as follows:

	Capital leases	Financing obligation
Remainder of 2015	1,804,337	262,562
2016	1,885,123	149,410
2017	526,195	18,214

Total	4,215,655	430,186
Less: amount representing interest	(430,186)	(430,186)

Present value of future minimum lease payments	3,785,469	—

The above table for financing obligations represents the portion of the future minimum lease payments which have been included in either other payable and accruals or other non-current liabilities, and will be recognized as reductions to these financing obligations and as interest expense.

14.	TAXATION

Cayman Island

Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

The Company’s subsidiary registered in the Hong Kong, InnoLight Hong Kong, is subject to Hong Kong Profits Tax (“CIT”) on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

14.	TAXATION (CONTINUED)

USA

InnoLight Suzhou’s subsidiary incorporated in the United States, InnoLight US, is subject to US federal income tax and state income tax (“CIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant US federal and state tax laws. The applicable tax rate is 35% for federal tax and 8.84% for state tax in US.

China

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident Enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” The Company believes that its subsidiary, InnoLight USA, is not an entity with “de factor management body” located in the PRC.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Company has sufficient evidence to demonstrate that the undistributed earnings will be re-invested and the remittance of the dividends will be postponed indefinitely.

As of December 31, 2014 and March 31, 2015, the Company had not recorded any withholding tax amounting to US$ 1,831,032 and US$ 2,500,545, respectively, if a 10% withholding income tax were to be imposed for undistributed earnings of its PRC subsidiary, since the Company intends to indefinitely reinvest these earnings to further expand its business in mainland China, and there is no intention of its PRC subsidiary to declare any dividends to the Company. As of March 31, 2015, the Group’s total cash held overseas was in the amount of US$12,108,385.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

14.	TAXATION (CONTINUED)

China (Continued)

InnoLight Suzhou obtained its “High and new technology enterprise” certificate in 2009 , which qualified it for preferential tax treatment for the calendar years 2009, 2010 and renewed its certificate in 2012, which qualified it for preferential tax treatment for the calendar years 2012, 2013 and 2014. Therefore, InnoLight Suzhou was eligible to enjoy a preferential tax rate of 15% in 2012, 2013 and 2014.

InnoLight Suzhou is in the process of renewing its qualification as a “High and new technology enterprise” as of March 31, 2015, and believes all the criteria are met. Therefore, InnoLight Suzhou applied the preferential tax rate of 15% when computing the income tax for the three months ended March 31, 2015.

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income during the three months ended March 31, 2014 and 2015 are as follows:

	For the three months ended March 31
	2014	2015
	US$	US$
Current income tax expense	528,564	1,226,986
Deferred income tax expense (benefit)	—	(72,822)

Total	528,564	1,154,164

Reconciliation of the differences between statutory tax rate and the effective tax rate

The reconciliations between the statutory rate and the Group’s effective tax rate for the three months ended March 31, 2014 and 2015 are as follows:

	For the three months ended March 31
	2014	2015
Statutory income tax rate (PRC CIT rate)	25.00%	25.00%
Effect of qualified lower tax rates awarded to InnoLight Suzhou	(10.00%)	(10.00%)
Permanent book-tax differences	(3.82%)	0.09%
Change in valuation allowance	1.11%	—

Effective income tax rate	12.29%	15.09%

The effect of qualified lower tax rates awarded to the Group, as included in the preceding and following tables, specifically refers to the reduced statutory tax rates awarded by relevant authorities to InnoLight Suzhou for defined periods to NHTE as described earlier. The aggregate amount of the qualified lower tax rates for the three months ended March 31, 2014 and 2015 amounted to US$ 352,376 and US$ 769,443, respectively.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

15.	ORDINARY SHARES

In January 2008, the Company was incorporated with issuance of 3,360,000 ordinary shares at par value of US$0.001. As of December 31, 2014 and March 31, 2015, the issued and outstanding share capital was 5,666,667 ordinary shares at par value of US$0.001 for each share, and 39,143,776 preferred shares at par value of US$0.001, respectively.

16.	LOANS TO SHAREHOLDERS

At December 31, 2014 and March 31, 2015, the Group’s outstanding loans receivables from certain shareholders, in the aggregate, amounted to US$ 1,252,821 and nil, respectively. The loans were for the shareholders’ personal purpose, except for an outstanding loan amounting to US$1,120,984 as of December 31, 2014 was made to Xumao to ensure the timely completion of the Restructuring (Note 1). Xumao used the proceeds to pay for expenses incurred in connection with Restructuring, including its dissolution which was necessary for its shareholders to flip up their shares in Innolight Suzhou proportionately to Innolight Cayman. The loans are interest free, unsecured and payable upon demand. The imputed compensation expenses related to those below market rates was inconsequential for all the periods presented.

As of March 31, 2015, all the loans aforementioned have been paid off by the shareholders.

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES

From April 2008 to January 2009, the Company issued 6,427,914 shares of Series A convertible preferred shares (the “Series A Shares”) for US$0.50 per share for cash consideration of US$ 3,213,957, no issuance costs were incurred.

The Company subsequently issued a second tranche of totalling 9,206,262 Series A Shares (the “Series A-1 Shares”) in April and May 2010 at the same price of US$0.60 per share for total consideration of US$ 5,523,757, no issuance costs were incurred.

On August 17, 2012, the Company issued 2,138,439 shares of Series B convertible preferred shares (the “Series B Shares”) for US$0.96 per share for cash consideration of US$ 2,052,901, no issuance costs were incurred. The Company issued a second tranche of totaling 7,583,332 Series B Shares (the “Series B-1 Shares”) from September 2012 to May 2013 at the same price of US$1.20 per share for cash consideration of US$ 9,099,998, no issuance costs were incurred.

On September 26, 2014, the Company issued 13,787,829 shares of Series C convertible preferred stock (the “Series C Shares”) for US$2.76 per share for cash consideration of US$ 37,999,257, net of issuance costs of US$181,589.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

The Series A, A-1, B, B-1, and C shares are collectively referred to as the Preferred Shares. Series A Shares, Series A-1 Shares, Series B Shares and Series B-1 Shares are collectively referred to as the “Junior Preferred Shares”.

	Issuance Date(s)	Outstanding Shares	Issue Price		Proceeds (net of issuance costs)	Carrying amount December 31, 2014	Receivable From preferred shareholders December 31,2014	Net amount December 31, 2014	Carrying amount March 31, 2015	Receivable From preferred shareholders March 31, 2015	Net amount March 31, 2015
Series A Shares	April 2008 to January 2009	6,427,914	US$	0.50	3,213,957	3,667,768	(844,270)	2,823,498	3,667,768	(844,270)	2,823,498
Series A-1 Shares	April 2010 to May 2010	9,206,262	US$	0.60	5,523,757	5,729,977	(3,222,906)	2,507,071	5,729,977	(2,802,550)	2,927,427
Series B Shares	August 2012	2,138,439	US$	0.96	2,052,901	1,723,368	—	1,723,368	1,723,368	—	1,723,368
Series B-1 Shares	September 2012 to May 2013	7,583,332	US$	1.20	9,099,998	7,024,440	(289,666)	6,734,774	7,024,440	—	7,024,440
Series C Shares	September 2014	13,787,829	US$	2.76	37,817,668	38,623,689	—	38,623,689	39,379,334	—	39,379,334

	—	39,143,776		—	57,708,281	56,769,242	(4,356,842)	52,412,400	57,524,887	(3,646,820)	53,878,067

The Company’s convertible preferred shares activities for the three months ended March 31, 2014 and 2015 are summarized below:

	Series A Shares		Series A-1 Shares		Series B Shares		Series B-1 Shares		Series C Shares
	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)	Number of shares	Amount (US$)
Balance as of December 31, 2013 and March 31, 2014	6,427,914	3,213,957	9,206,262	5,523,757	2,138,439	2,052,901	7,583,332	9,099,998	—	—

Balance as of December 31, 2014	6,427,914	2,823,498	9,206,262	2,507,071	2,138,439	1,723,368	7,583,332	6,734,774	13,787,829	38,623,689
Accretion on convertible preferred shares to redemption value	—	—	—	—	—	—	—	—	—	755,645
Return of capital from preferred shareholders	—	—	—	420,356	—	—	—	289,666	—	—

Balance as of March 31,2015	6,427,914	2,823,498	9,206,262	2,927,427	2,138,439	1,723,368	7,583,332	7,024,440	13,787,829	39,379,334

Conversion

Each holder of Preferred Shares has the right, at such holder’s sole discretion, to convert all or any portion of the holder’s Preferred Shares into the Company’s Ordinary Shares at any time. The conversion rate for Preferred Shares shall be determined by dividing the applicable preferred share issue price for the relevant Series by the applicable conversion price then in effect at the date of conversion. The applicable initial conversion price will be the applicable Preferred Share issue price (a 1:1 initial conversion ratio), which will be subject to adjustments to reflect stock dividends, stock splits and other events. Subsequent to the issuance date of each Series of Preferred Shares and through December 31, 2014, there have been no conversion price adjustments.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Conversion (Continued)

The Preferred Shares shall be automatically converted into Ordinary Shares, at the then applicable conversion prices, respectively, upon the closing of a Qualified IPO. The Qualified IPO definition was revised upon the issuance of the Series C Preferred Shares in September 2014:

•	Prior to the issuance of Series C Preferred Shares, for all Junior Preferred Shares, “Qualified IPO” meant the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Ordinary Shares to the public at an offering price of US$3.00 per share with gross cash proceeds to the Company in respect of all such Ordinary Shares so offered of at least US$20,000,000.

•	After the issuance of Series C Preferred Shares, the Junior Preferred Shares and the Series C Preferred Shares are to be automatically converted into Ordinary Shares at the earlier of: (i) the closing of a firm commitment underwritten public offering of the Ordinary Shares of the Company in the United States pursuant to the Securities Act of 1933 or in another jurisdiction acceptable to the Board, in accordance with the applicable securities laws thereof, at a price per share not less than two and a half times the Series C Preferred Share issue price (US$ 2.756 per share) with net proceeds to the Company of no less than US$75,000,000, or (ii) the affirmative consent of the Series C Preferred Shares and the affirmative consent of the majority of Junior Preferred Shares with respect to the automatic conversion of the Junior Preferred Shares.

Dividends

Since the issuance of Series C Preferred Shares, each holder of a Preferred Share (including both Series C and Junior Preferred Shares) shall be entitled to receive dividends at a simple rate of eight percent (8%) of the applicable Preferred Share issue price, respectively, per annum, when and if declared by the Board, and shall be paid out of funds legally available therefor to the holders of preferred shares. Such dividends shall be payable only when, as, and if declared by the Board and shall be noncumulative. Any additional dividend declared by the Board, shall be paid out of the funds legally available therefor to the holders of preferred shares and ordinary shares pro rata on an as converted basis. Prior to the Series C financing, there was no specified percentage of dividend rate for Junior Preferred Shareholders.

Redemption

Junior Preferred Shares

Prior to the issuance of Series C Preferred Shares, all of the outstanding Junior Preferred Shares were to be redeemed at their original purchase prices plus any and all declared but unpaid dividends. After the issuance of Series C Preferred Shares, the Junior Preferred Shareholders’ redemption right was removed.

Series C Preferred Shares

Series C Preferred Shareholders are entitled to a general redemption right to redeem shares in the case that the Company has not consummated a Qualified IPO (as previously defined) within five (5) years after the issue date of Series C Preferred Shares. At any time after the fifth anniversary of the issuance (the “Redemption Start Date”, September 26, 2019), if so requested by a supermajority of the Series C shareholders, the Company shall

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Redemption (Continued)

Series C Preferred Shares (Continued)

redeem all of the outstanding Series C Preferred Shares. The general redemption right may also be exercised in the case of any material non-compliance by the Company with the terms and conditions of the investment agreement prior to the fifth anniversary of the issuance.

“Material Non-compliance” of the Company shall mean any of the following events: (i) a material breach of or non-compliance with any material terms of the Purchase Agreement, the Memorandum and the Article or of any other Transaction Documents; (ii) any material adverse change in the laws and/or regulatory environment of any jurisdiction which any Group Company is subject to (including material adverse change in respect of the legality of any Transaction Document and the ability of the Company to consolidate the financial results of any Group Company under internationally accepted accounting standards); or (iii) if the Founders or the Founder Holding Companies knowingly change the onshore or offshore structure of the Company or the other Group Companies, without the approval of the Series C Supermajority.

In the case of general redemption as defined in the foregoing paragraph, the price at which each Series C Preferred Share is to be redeemed shall be one hundred percent (100%) of the original issue price plus all declared or accrued but unpaid dividends, and plus accrued interest at an interest rate of eight percent (8%) per annum compounded annually commencing from the original issuance date (the “General Redemption Price”).

Series C Preferred Shares are also entitled to a special redemption right upon the occurrence of a Special Redemption Event (as defined in the following paragraph). The holders of Series C Preferred Shares may elect to have all or any portion of the shares held by them immediately redeemed at the higher of the General Redemption Price or the then-current fair market value of Series C Preferred Shares (the “Special Redemption Price”).

The “Special Redemption Event” means any of the following during the Company’s restructuring process:

(i) China-Singapore Suzhou Park Ventures Co., Ltd. (“Zhongxin Suzhou”, one of the Company’s China domestic investors) failing to complete its exchange of its equity interest in InnoLight Suzhou for shares of the Company by December 31, 2014 or complete the transfer of its equity interest in InnoLight Suzhou to InnoLight HK or otherwise complete the redemption of its equity interest in InnoLight Suzhou to any other party acceptable to the majority of Series C Preferred Shareholders by March 31, 2015. (This event will not occur due to the condition has been met as of December 31, 2014.)

(ii) Requisite registrations not having been completed by February 28, 2015 by all direct or indirect shareholders of the Company that are required to complete such registrations in accordance with the Notice on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Corporate Financing and Roundtrip Investment through Offshore Special Purpose Vehicles issued by the State Administration of Foreign Exchange on October 21, 2005 (“Circular 75”) and any successor rule or regulation under PRC law so that such shareholders are fully compliant with Circular 75 by February 28, 2015. (This event will not occur due to the condition has been met as of February 28, 2015.)

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Redemption (Continued)

Series C Preferred Shares (Continued)

(iii) Any loans granted to the management of InnoLight Suzhou have not been repaid in full by such members of management of InnoLight Suzhou upon the earlier of September 30, 2015 or the filing of a firm-commitment underwritten registered public offering of the Ordinary Shares of the Company.

If on the redemption date triggered by the occurrence of any Redemption Event, the Company’s assets or funds which are legally available are insufficient to pay in full the aggregate special redemption price for all Series C Preferred Shares requested to be redeemed, upon the request of a redeeming shareholder, the Company shall execute and deliver a promissory note with a principal amount equal to the portion of the aggregate special redemption price due but not paid with an interest rate of 10% per annum compounded annually, with such principal and accrued interest due and payable on the date that is 24 months following the redemption date. If a promissory note is issued, the relevant Series C Preferred Shares shall be cancelled.

Voting

Each Preferred Share shall carry a number of votes equal to the number such Preferred Share would be entitled on an as-converted basis.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary or the consummation of a Liquidation Event (defined at below), the holders of the Series C Preferred Shares then outstanding shall first be paid an amount equal to the greater of (i) the sum of (a) 100% of the issue price, plus (b) a cumulative dividend payable only in connection with any such liquidation, dissolution or winding up of the Company or the consummation of a Liquidation Event at the rate of 8% of the issue price, and plus (c) any dividends declared and unpaid per share with respect to the shares then held, or (ii) such amount per share as would have been payable had all Series C Preferred Shares been converted into Ordinary Shares immediately prior to such liquidation, dissolution, or winding up of the Company or consummation of a Liquidation Event .

Liquidation Event is defined as “an acquisition, sale, change of control, consolidation or merger of the Company or any other Group Company, or any other transaction or series of related transactions which results in the shareholders of the Company or of any other Group Company immediately prior to such transaction owning less than a majority of the entity or voting power of the surviving entity (or the parent of such surviving entity) immediately following such transaction, or any sale, transfer or license of all or substantially all of the assets or intellectual property of the Company or any other Group Company.”

After the full amount as described in the foregoing paragraph has been paid, the holders of Junior Preferred Shares shall then be paid out of the remaining assets of the Company available for distribution, on a per share basis, the sum of (a) 100% of the applicable issue price per share and (b) any dividends declared and unpaid per share.

After the settlement of amounts on all outstanding Series C Preferred Shares and all outstanding Junior Preferred Shares, all remaining funds and assets legally available for distribution will be distributed pro rata amongst the Ordinary Shares.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

17.	REDEEMABLE CONVERTIBLE PREFERRED SHARES (CONTINUED)

Accounting for Redeemable Convertible Preferred Shares

The Company classified the Redeemable Convertible Preferred Shares in the mezzanine section of the consolidated balance sheet because of the various conditions which lead to possible redemption which are not entirely within the Company’s control. The Preferred Shares were recorded initially at fair value, net of issuance costs which were for Series C Preferred Shares, only).

The Company records accretion to redemption value on the Series C Preferred Shares (redemption value being 100% of the issue price, net of the issuance costs, plus all declared or accrued but unpaid dividends, and plus accrued interest at an interest rate of 8% per annum compounded annually commencing from the issuance date) using the effective interest method from the issuance date to the earliest possible redemption date, which is September 26, 2019 as a Qualified IPO is not probable until it actually transpires. The accretion of Preferred Shares charged to retained earnings was nil and US$ 755,645 for the three months ended March 31, 2014 and 2015, respectively.

Modification of Preferred Shares

The Company’s Junior Preferred Shares were modified upon the Series C financing. Three modifications in the terms of the Junior Preferred Shares included (1) the change of the threshold for Qualified IPO proceeds from US$ 20 million to US$ 75 million and (2) the removal of the redemption right and (3) the simple rate of eight percent (8%) dividend rate was specified for all Preferred Shareholders including the Junior Preferred Shares

The Company evaluated the modifications and concluded that they represented modifications, rather than extinguishment, of the Junior Preferred Shares, which resulted in a transfer of value mostly from the Junior Preferred Shareholders to ordinary shareholders, as well as a small portion of the value being transferred among the Junior Shareholders due to various issuance price for each series of the Junior Preferred Shares. On the date of the modification, the Company assessed the total fair value of the Series A, A1, B and B1 Junior Preferred Shares immediately before and after the change of the terms with the assistance from an independent third-party appraiser. The Company is ultimately responsible for the determination of such fair value. The combined change in fair values of the Series A, A1, B and B1 Junior Preferred Shares immediately before and after the modification was US$1,745,060. This increase in fair value of the ordinary share of US$1,745,060 is, in substance, a transfer of wealth mostly from the Preferred Shareholders to the ordinary shareholders, and therefore are recorded as deemed dividend to the ordinary shareholders.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

18.	RELATED PARTY TRANSACTIONS

(1)	Information of related parties

Relationship with the Company

Google Inc. (a)	Related to a principal shareholder
LuxNet Corporation (“LuxNet”)	Significant influence by one director of the Company
Toptrans (Suzhou) Corporation Limited (“Toptrans”)	Significant influence by one director of the Company

(a)	Google Inc. (“Google”) is a multinational technology company and one of the Company’s principal revenue sources. In September 2014, the Company completed Series C financing including a significant investment from Google Capital, which made Google Capital holds approximately 19.23% of total share capital. Management has evaluated the relationship between Google Inc. and Google Capital and its relationship with Google Inc. under the provisions of ASC Topic 850 regarding related parties and has concluded that Google Inc. became a related party upon the completion of series C financing in September 2014. Outstanding balances due from Google Inc. as of December 31, 2014 and March 31, 2015 and revenue related to Google Inc. after it became related party are disclosed below.

(2)	Significant related party transactions

For the three months ended March 31, 2014 and 2015, significant related party transactions were as follows:

	For the three months ended March 31,
	2014	2015
	US$	US$
Service fees charged by related parties
- Toptrans	—	81,198

	—	81,198

Sales of goods to related parties
- Google Inc. (a)	—	25,733,399
- Toptrans	—	3,064
- LuxNet	1,837	—

	1,837	25,736,463

Purchase of products from related parties
- Toptrans	—	1,019,124
- Luxnet	603,358	1,637,667

	603,358	2,656,791

Loans to shareholders (Note 16)	142,595	—

Repayment loans from shareholders (Note 16)	—	1,250,762

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

18.	RELATED PARTY TRANSACTIONS (CONTINUED)

(3)	Amounts due from and due to related parties

As of December 31, 2014 and March 31, 2015, outstanding balances due from and due to related parties were as follows:

	December 31, 2014	March 31, 2015
	US$	US$
Amounts due from related parties:
Accounts receivable due from related parties
- Google Inc.	9,988,460	10,550,870

Amounts due to related parties:
Accounts payables due to related parties
- Toptrans	1,353,629	1,140,905
- LuxNet	1,011,935	1,133,074

	2,365,564	2,273,979

All accounts due from/to related parties are non-interest bearing, unsecured and receivable/payable on demand.

Loan to shareholders (Note 16):	1,250,762	—

19.	SHARE-BASED COMPENSATION

In August 2012, the Company issued 840,000 ordinary shares to certain key employees with nominal consideration of US$44,000. The fair value of ordinary shares measured at the issuance dates was US$0.68 per share. The excess of fair value over the nominal consideration amounting to US$529,888 was accounted for as share based compensation expenses as they are considered to compensate those key employees’ past services, and were recognized immediately in the year ended December 31, 2012.

In March 2013, the Company issued 40,000 ordinary shares to certain key employees with consideration of US$26,000. The fair value of ordinary shares measured at the issuance dates was US$0.87 per share. The excess of fair value over the consideration was inconsequential

On December 17, 2014, the Board of Directors of the Company approved the 2014 Share Incentive Plan (the “2014 Plan”) which allows the Plan Committee to grant share options and restricted shares to the Company’s directors, employees, and consultants, up to a maximum number of 2,358,444 common shares.

In December 2014, the Company granted total 1,886,000 share options to certain directors and employees. These options would vest over a 3.8-year period, with first 25% vesting upon September 30, 2015, and the remaining 75% vesting monthly thereafter in 36 substantially equal monthly installments.

In January 2015, the Company granted total 235,844 share options and 235,844 restricted shares to certain employee. These options and restricted shares would vest over a 3.7-year period, with first 35% vesting upon September 30, 2015, and the remaining 25%, 25% and 15% vesting on the first, second, and third anniversary of the Vesting Commencement Date, respectively.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION (CONTINUED)

Share-based compensation expense is recorded over the requisite service period. The Company recorded share-based compensation expenses of US$ 294,829 for the three months ended March 31, 2015 relating to the options grant under 2014 Plan.

The following is a summary of stock option activities under the 2014 Plan:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2014	1,886,000	US$	2.2	5.95 years	—	US$	0.73
Granted	235,844	US$	2.2	6.0 years	—	US$	0.85
Exercised	—		—	—	—		—
Forfeited	—		—	—	—		—

Outstanding at March 31, 2015	2,121,844	US$	2.2	5.71 years	—	US$	0.75

Vested and expected to vest at March 31, 2015	1,570,778	US$	2.2	5.71 years	—	US$	0.75

The aggregate intrinsic value in the table above is calculated as the aggregate difference between the exercise price for in-the-money options and the estimated fair value of the underlying stock at each reporting date.

The Company values options using the Binomial model. The following assumptions were used in determining the fair value of the options as of December 31, 2014 and March 31, 2015.

Expected volatility		53.26%
Risk-free rate of return (per annum)		1.834%
Exercise multiple		1.8-2.0
Dividend yield		0.00%
Expected forfeiture rate (post-vesting)15%
Fair value of the underlying shares on the date of option grants	US$	1.921

The use of a valuation model requires the Company to make certain assumptions with respect to selected model inputs. The expected volatility is calculated based on the historical volatility of the Company’s comparable companies’ share prices. The risk-free interest rate of return is based on market yield of US Treasury with maturity close to the option life as at the valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on empirical studies on the actual exercise behavior of employees. Dividend yield is determined in view of the Company’s historical dividend as well as expected future pay out rate and the expected forfeiture rate is determined based on historical employee turnover rate.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

19.	SHARE-BASED COMPENSATION (CONTINUED)

The following table summarized the Company’s restricted shares activities:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding at December 31, 2014	—		—
Granted	235,844	US$	1.92
Exercised	—		—
Forfeited	—		—

Unvested at March 31, 2015	235,844	US$	1.92

20.	EARNINGS PER SHARE

	For the three months ended March 31,
	2014	2015
	US$	US$
Net income	3,771,227	6,495,316
Accretion on Series C preferred shares redemption value	—	(755,645)
Allocation to preferred shareholders	(3,082,365)	(5,158,248)

Net income allocated to ordinary shareholders	688,862	581,423

Numerator:
Net income allocated to holders of ordinary shares - basic	688,862	581,423
Effect of unvested restricted shares	—	1,702
Net income allocated to holders of dilutive preferred shares	3,082,365	—

Net income allocated to holders of dilutive shares - diluted	3,771,227	583,125

Denominator:
Weighted average number of ordinary shares outstanding - basic	5,666,667	5,666,667
Effect of unvested restricted shares	—	18,996
Potential dilutive shares:
- Convertible preferred shares	25,355,947	—

Weighted average number of ordinary shares outstanding - diluted	31,022,614	5,685,663

Earnings per share attributable to ordinary shareholders
- Basic	0.12	0.10

- Diluted	0.12	0.10

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

20.	EARNINGS PER SHARE (CONTINUED)

Basic net earnings per share are computed using the weighted average number of ordinary shares outstanding during the period. Diluted net earnings per share are computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. For the three months ended March 31, 2015, Series A, A-1, B, B-1 and C on a weighted average basis of 39,143,776 ordinary shares, if converted, were all anti-dilutive and excluded from the calculation of diluted net earnings per share. The effects of all outstanding share options of 2,121,844 shares have also been excluded from the computation of diluted earnings per share for the three months ended March 31, 2015 as their effects would be anti-dilutive. The effects of outstanding unvested restricted shares are included in the calculation of diluted net earnings per share.

21.	UNAUDITED PRO FORMA BALANCE SHEETS AND EARNINGS (LOSS) PER SHARE

Immediately prior to the completion of the Company’s IPO, all of the preferred shares held by the existing shareholders will be automatically converted into common shares on a one-for-one basis.

Unaudited pro forma balance sheet information as of March 31, 2015 assumes the automatic conversion of all of the outstanding preferred shares into common shares at a conversion ratio of 1:1 as described in Note 17, as if the conversion had occurred as of March 31, 2015.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

21.	UNAUDITED PRO FORMA BALANCE SHEETS AND EARNINGS (LOSS) PER SHARE (CONTINUED)

Unaudited pro forma basic and diluted net income per share is presented assuming the automatic conversion of each outstanding series of preferred shares occurred as of the beginning of the period or the issuance date of the respective series, whichever is later.

For the Three Months Ended March 31, 2015
US$
Numerator
Net income attributable to ordinary shareholders	581,423
Reversal of accretion of redeemable convertible preferred shares to redemption value	755,645
Add back income allocated to preferred shareholders	5,158,248

Numerator for pro forma basic and diluted net income per share	6,495,316

Denominator:
Weighted average number of ordinary shares outstanding	5,666,667
Pro forma adjustments for redeemable convertible preferred shares:
Pro forma adjustment for Preferred Series A Shares	6,427,914
Pro forma adjustment for Preferred Series A1 Shares	9,206,262
Pro forma adjustment for Preferred Series B Shares	2,138,439
Pro forma adjustment for Preferred Series B1 Shares	7,583,332
Pro forma adjustment for Preferred Series C Shares	13,787,829

Denominator for pro forma basic and diluted net income per share	44,810,443

Pro forma basic and diluted net income per ordinary share:	0.14

22.	CERTAIN RISKS AND CONCENTRATIONS

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable, prepayments and other current assets. As of December 31, 2014 and March 31 2015, substantially all of the Group’s cash and cash equivalents were held by major financial institutions located in the PRC and the United States, which the management believes are of high credit quality.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

22.	CERTAIN RISKS AND CONCENTRATIONS (CONTINUED)

As of December 31, 2014 and March 31, 2015, some portion of accounts receivable was factored to banks for obtaining short-term borrowings (Note 10). The Group’s accounts receivable are derived from revenue earned from customers. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances.

For the three months ended March 31, 2014 and 2015, revenue from top ten customers accounted for 93% and 93% of the Group’s net revenue. The following table summarizes revenue and accounts receivable from customers which accounted for 10% or more of revenue and/or accounts receivable. Customers from A through B are different customers.

	Revenue
	Three months ended March 31,
	2014	2015
	US$	US$
Customer A	62%	62%
Customer B	15%	16%

	Accounts receivable
	December 31, 2014	March 31, 2015
	US$	US$
Customer A	42%	41%
Customer B	13%	20%

The Group’s exposure to foreign currency exchange rate risk primarily relates to cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings denominated in the U.S. dollar. On July 21, 2005, the People’s Bank of China, or PBOC, announced an adjustment of the exchange rate of the U.S. dollar to RMB from 1:8.27 to 1:8.11 and modified the system by which the exchange rates are determined. This adjustment has resulted in an appreciation of the RMB against the U.S. dollar. While the international reaction to the RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further revaluation and a significant fluctuation of the exchange rate of RMB against the U.S. dollar.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

23.	COMMITMENTS AND CONTINGENCIES

(1)	Operating lease agreements

The Group has entered into leasing arrangements relating to plant building and several apartments for production and operation purpose, which are classified as operating leases. The leasing contracts will expire at various dates from 2015 to 2021. Future minimum lease payments for non-cancelable operating leases as of March 31, 2015 are as follows:

2015 Plant building and apartment
US$
Remainder of 2015	1,536,316
2016	2,183,717
2017	1,759,972
2018	1,634,559
2019	1,757,150
2020	1,798,013
2021	449,503

Total	11,119,230

Total rental expenses relating to plant rental and apartment rental were approximately US$ 116,592 and US$ 220,750 during the three months ended March 31, 2014 and 2015, respectively, and were charged to the statements of operation and comprehensive income when incurred.

In March 2015, the Group entered into a new rental contract with Tjoy Ltd. to rent a plant with 28,170 square meters space for production and operation purpose. The lease is classified as operating lease. The rental period is from March 28, 2015 to March 27, 2021.

(2)	Capital commitment

The Group has entered into contracts for purchase of machinery and equipment, leasehold improvements. As of March 31, 2015, the capital expenditures for the Group contracted but are not yet necessary to be recognized on the consolidated balance sheet were as follows:

March 31, 2015
US$
Machinery and equipment	2,425,074

24.	RESTRICTED NET ASSETS

Pursuant to relevant PRC laws and regulations, there are restrictions on the distribution of the share capital on the Company’s subsidiaries in the PRC. They can pay dividends only out of their retained earnings, if any. In addition, according to the “Regulations for the Implementation of the Law of The PRC on Joint Ventures Using Chinese and Foreign Investment”, the Company’s PRC subsidiary, InnoLight Suzhou, shall provide certain portion of Reserve Fund, the Staff and Workers’ Bonus and Welfare Fund and Expansion Fund (hereinafter

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

24.	RESTRICTED NET ASSETS (CONTINUED)

collectively referred to as the “regulatory reserves”), before distributing dividends upon approval of the board of directors, and the percentage of appropriation should be determined by the Board of Directors. As a result of these and other restrictions under PRC laws and regulations, the Company is restricted in its ability to transfer a portion of its net assets to its shareholders either in the form of dividends, loans or advances.

As of March 31, 2015, total restriction placed on the distribution of the Company’s subsidiaries net assets was US$ 39,286,182.

25.	LITIGATION

Cost of goods sold includes costs incurred related to the settlement of patent infringement litigation with Finisar Corporation (“Finisar”), a publicly traded company in the United States which is the holder of, or applicant for, a number of patents in the United States and China related to optoelectronic products, related systems, and related digital diagnostics.

On May 24, 2014, the Company reached a legal settlement with Finisar regarding Finisar’s allegations that the Company had infringed, and was infringing, a number of Finisar’s patents. Finisar had advised the Company in late 2012 via written correspondence of its legal patent protections. In July 2013, Finisar brought suit against InnoLight Suzhou in the Chinese legal system, asserting infringement of certain Finisar Chinese patents. Subsequent thereto, the Company and Finisar engaged in substantive discussions, mediation, and negotiation, in which management believed the Company had a favorable position and believed the Company had not infringed the patents-in-suit. The Company also filed reexamination proceedings in the Intellectual Property Court in the People’s Republic of China challenging the validity of certain Finisar patents. In the second quarter of 2014, Finisar initiated a suit in the United States Federal court system in Northern California against the Company and its United States subsidiary, InnoLight US, asserting infringement of certain Finisar United States patents. Subsequent to the United States suit, further negotiations were held, resulting in the May 24, 2014 settlement agreement. In this agreement, the Company did not admit infringement of Finisar’s patents.

The terms of the settlement provide for a release of claims related to past alleged infringement, and provide a license element whereby the Company has a nonexclusive, worldwide, nontransferable license to applicable patents in the future. In exchange for (i) the release of claims, (ii) future licensed access to applicable patents, (iii) a covenant not to sue, and (iv) dismissal of litigation and claims by both Finisar and the Company, the Company agreed to pay US$7.0 million (net of withholding taxes) for a fully-paid-up license for five years from the date of the settlement to April 30, 2019. US$3.0 million (net of withholding taxes) of this amount was paid on May 28, 2014 following the settlement. The remaining US$4 million (net of withholding taxes) was paid, or is payable, as follows: US$1.0 million on August 31, 2014, US$1.0 million on December 31, 2014, US$1.0 million on April 30, 2015, and US$1.0 million on August 31, 2015. The settlement framework also includes a mechanism for license access to Finisar’s patents for future periods from May 1, 2019 to December 31, 2022. Provided the Company makes future payments, the Company will continue to have access to Finisar’s applicable patents for annual periods commencing May 1, 2019 at an annual cost of US$3.3 million payable quarterly in a manner akin to royalties. No further payments would be due after December 31, 2022 and all licenses would become irrevocable and fully paid.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

25.	LITIGATION (CONTINUED)

Management evaluated the outcome of the patent litigation settlement in May 2014 and determined that the US$7.83 million (including withholding taxes of US$ 0.83 million) represents the cost of alleged past infringement and future licensed access to applicable Finisar patents. In assessing and determining values ascribed to components of the settlement, management considered the results of a study by an external appraisal expert. This study considered past sales, anticipated future sales, and royalty rates indicated in the marketplace, among other factors. It was determined that the amount allocable to alleged past infringement was US$3 million, and the amount allocable to future patent access was US$4 million. US$3 million was charged to cost of goods sold in the second quarter of 2014 for alleged past infringement.

The future cost of licensed patent access of US$4 million was recorded as a prepaid royalty; this amount is included in other current assets and other long term assets based upon amounts expected to be amortized to cost of sales (in a ratable manner) for the remaining license term to April 30, 2019. As of March 31, 2015, the amounts included in other current assets and other long term assets were US$0.89 million and US$2.76 million, respectively. The remaining liability to Finisar of US$2.0 million as of March 31, 2015 is included in other payables and accruals.

Amounts recorded in cost of goods sold for the Finisar litigation settlement in the year of 2014 were US$3.95 million, including US$3.35 million recorded in the second quarter of 2014 and US$0.6 million recorded for ongoing ratable amortization of prepaid royalties for the remainder of 2014. Expected amortization expense for prepaid royalties is US$0.89 million on a per-year basis, prospectively for the remainder of the initial five year license term. The amortization expense for the three months ended March 31, 2015 was US$ 0.22 million.

Amounts relating to licensed patent access after the expiration of the initial five year license period on April 30, 2019 are expected to be expensed and accrued in future periods, assuming that the Company continues to design or manufacture products that relate to the applicable Finisar patents and makes the payments in the future in order to obtain the benefits of the license.

26.	SEGMENT REPORTING

In accordance with guidance of “Segment Reporting”, the Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting, and all the Group’s long-lived assets and operations are substantially located in the PRC.

The Group sells products through both direct sales force and the Group’s channel partners. In the United States, the Group focuses on sales directly to cloud data center operators and system integrators; while in Mainland China, the Group works with system integrators as well as more traditional intermediaries like system equipment manufacturers.

INNOLIGHT TECHNOLOGY CORPORATION

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2015

(U.S. dollars, except share data and per share data, or otherwise noted)

26.	SEGMENT REPORTING (CONTINUED)

The following table summarizes the Company’s revenue generated based on the respective geographic locations for the three months ended March 31, 2014 and 2015.

	For the Three Months Ended March 31,
	2014	2015
U.S.	17,891,513	29,155,573
Mainland China	6,664,674	10,154,890
Others	1,896,068	2,068,787

Total	26,452,255	41,379,250

27.	SUBSEQUENT EVENT

As disclosed in Note1, the last shareholder had completed the administrative procedures with the local government, and remitted the remaining capital amounting to US$5.8 million into the Company on April 14, 2015. With that, all the foregoing returned capital had been re-contributed to the Company by April 14, 2015.

             American Depositary Shares

InnoLight Technology Corporation

Representing              Ordinary Shares

Credit Suisse	Barclays

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our post-offering amended and restated memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.

Pursuant to the form of indemnification agreements filed as Exhibit 10.3 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. None of the transactions involved an underwriter.

Purchaser	Date of Issuance	Number of Securities	Consideration
Osa Mok	August 25, 2014(1)	400,000 ordinary shares	US$21,000

An individual investor	August 25, 2014(1)	40,000 ordinary shares	US$2,000

Weilong William Lee	August 25, 2014(1)	300,000 ordinary shares	US$15,000

An employee	August 25, 2014(1)	100,000 ordinary shares	US$6,000

A private investor	August 25, 2014(2)	333,333 Series A-1 preferred shares	US$200,000

Hsing Hsien Kung	August 25, 2014(3)	500,000 Series A-1 preferred shares(4)	US$300,000

An individual investor	August 26, 2014(5)	40,000 ordinary shares(6)	US$2,000

Osa Mok	August 26, 2014(7)	40,000 ordinary shares	US$26,000

Purchaser	Date of Issuance	Number of Securities	Consideration
A private investor	August 26, 2014(8)	416,667 Series B-1 preferred shares	US$500,000

Glory Castle Holdings Limited	September 19, 2014(9)	4,226,667 ordinary shares	RMB21,853,977 (US$3,525,404)

Glory Castle Holdings Limited	September 19, 2014(9)	565,140 Series A preferred shares	RMB2,922,056 (US$471,375)

Glory Castle Holdings Limited	September 19, 2014(9)	3,201,184 Series A-1 preferred shares	RMB16,551,718 (US$2,670,063)

Acorn Campus Ventures Fund III, LLC	September 19, 2014(9)	1,303,704 Series A preferred shares	RMB6,740,750 (US$1,087,393)

A private investor	September 19, 2014(9)	439,070 Series A preferred shares	RMB2,270,211 (US$366,222)

Hsing Hsien Kung	September 19, 2014(9)	1,000,000 Series A preferred shares	RMB5,170,518 (U$834,089)

Hsing Hsien Kung	September 19, 2014(9)	500,000 Series A-1 preferred shares	RMB2,585,259 (US$417,045)

A private investor	September 19, 2014(9)	132,149 Series A-1 preferred shares	RMB683,276 (US$110,224)

Cowin Jin Qu Limited	September 19, 2014(9)	2,622,930 Series A-1 preferred shares	RMB13,561,862 (US$2,187,750)

A private investor	September 19, 2014(9)	1,083,333 Series A-1 preferred shares	RMB5,601,412 (US$903,599)

A private investor	September 19, 2014(9)	833,333 Series A-1 preferred shares	RMB4,308,729 (US$695,068)

A private investor	September 19, 2014(9)	500,000 Series A-1 preferred shares	RMB2,585,205 (US$417,036)

Cowin Wan Sheng Limited	September 19, 2014(9)	2,138,439 Series B preferred shares	RMB11,056,857 (US$1,783,652)

Rongda Venture Debt Limited	September 19, 2014(9)	1,000,000 Series B-1 preferred shares	RMB5,170,571 (US$834,098)

A private investor	September 19, 2014(9)	1,250,000 Series B-1 preferred shares	RMB6,463,093 (US$1,042,603)

A private investor	September 19, 2014(9)	833,333 Series B-1 preferred shares	RMB4,308,729 (US$695,068)

A private investor	September 19, 2014(9)	1,583,333 Series B-1 preferred shares	RMB8,186,617 (US$1,320,635)

A private investor	September 19, 2014(9)	833,333 Series B-1 preferred shares	RMB4,308,729 (US$695,068)

An individual investor	September 19, 2014(9)	666,666 Series B-1 preferred shares	RMB3,446,983 (US$556,055)

An individual investor	September 19, 2014(9)	166,667 Series B-1 preferred shares	RMB861,746 (US$139,014)

A private investor	September 19, 2014(9)	833,333 Series B-1 preferred shares	RMB4,308,729 (US$695,068)

GC I, L.P.	September 26, 2014	9,070,940 Series C preferred shares	US$24,999,511

Purchaser	Date of Issuance	Number of Securities	Consideration
Lightspeed China Partners I, L.P.	September 26, 2014	4,149,447 Series C preferred shares	US$11,435,876

Lightspeed China Partners I-A, L.P.	September 26, 2014	567,442 Series C preferred shares	US$1,563,870

Hua Yuan International Limited	December 31, 2014(9)	1,900,000 Series A preferred shares	Issued upon the partial conversion of a convertible promissory note at a total conversion price of US$2,452,864 (10)

ITC Vision Ltd.	March 2, 2015	1,650,000 ordinary shares(11)	US$1,386,000

ITC Vision Ltd.	March 2, 2015	247,968 Series A preferred shares(11)	US$208,293

ITC Vision Ltd.	March 2, 2015	1,744,079 Series A-1 preferred shares(11)	US$1,465,026

A company related to Glory Castle Holdings Limited	March 2, 2015	1,927,857 ordinary shares(11)	US$3,662,928

Certain directors, officers and employees	December 17, 2014 and January 19, 2015	Options to purchase 2,121,844 ordinary shares and 235,844 restricted shares(12)	Exercise price of options at US$2.20

Note:

(1)	Reflects issuance agreed on August 1, 2012.
(2)	Reflects issuance agreed on April 14, 2010.
(3)	Reflects issuance agreed on May 14, 2010.
(4)	This share certificate was cancelled on August 25, 2014 to reflect the redemption of 500,000 shares for a total consideration of RMB1,152,923 (US$185,985), as agreed on December 7, 2011.
(5)	Reflects issuance agreed on March 8, 2013.
(6)	This share certificate was cancelled on August 26, 2014 to reflect the transfer of 40,000 ordinary shares to Mr. Osa Mok for a total consideration of $26,000, as agreed on March 8, 2013.
(7)	Reflects transfer from an individual, as agreed on March 8, 2013.
(8)	Reflects issuance agreed on January 10, 2013.
(9)	As part of our restructuring for the Series C financing, the shareholders of InnoLight PRC transferred their respective equity interests in InnoLight PRC to InnoLight HK. Following their exit from InnoLight PRC, these investors or their individual shareholders subscribed for shares in InnoLight Cayman, either directly or through their respective controlled entities.
(10)	We issued and sold a convertible promissory note to Hua Yuan International Limited, or Hua Yuan, pursuant to a convertible note purchase agreement dated July 11, 2014. The note was partially converted after China-Singapore Suzhou Industrial Park Ventures Co., Ltd, Hua Yuan’s parent company, transferred all of its equity interest in InnoLight PRC to InnoLight HK in October 2014. The principal amount of the convertible promissory note issued to Hua Yuan was US$3.0 million. The 1,900,000 Series A preferred shares was issued at a conversion price of approximately US$1.290981 per share, in total US$2,452,864, which is equivalent to RMB15,000,000, the transfer price of the equity interest from China-Singapore Suzhou Industrial Park Ventures Co., Ltd to InnoLight HK. The remaining balance of the principal amount was repaid to Hua Yuan in cash.
(11)	Reflects transfer from Glory Castle Holdings Limited.
(12)	Represents awards granted to our directors, officers and employees under our 2014 Plan.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-8 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined and Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Suzhou, China, on             , 2015.

InnoLight Technology Corporation

By:
	Name:	Sheng Liu
	Title:	Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Sheng Liu and Bin Yu as attorneys-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of ordinary shares of the registrant (the “Shares”), including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Sheng Liu	Chief Executive Officer and Director (principal executive officer)	, 2015

Name: Bin Yu	Chief Financial Officer (principal financial and accounting officer)	, 2015

Name: Hsing Hsien Kung	Chairman of the Board of Directors	, 2015

Name: James Qun Mi	Director	, 2015

Signature	Title	Date

Name: Eugene John Frantz	Director	, 2015

Name: Yuan Gao	Director	, 2015

Name: Guibin Zhao	Director	, 2015

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of InnoLight Technology Corporation, has signed this registration statement or amendment thereto in New York on             , 2015.

Authorized U.S. Representative

By:
Name:
Title:

INNOLIGHT TECHNOLOGY CORPORATION

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Form of Underwriting Agreement

3.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Second Amended and Restated Memorandum and Articles of Association of the Registrant, as effective upon the completion of this offering

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for ordinary shares

4.3*	Deposit Agreement, dated as of , 2015, among the Registrant, the depositary and holder of the American Depositary Receipts

4.4†	Shareholders Agreement, dated as of September 26, 2014, between the Registrant, Mr. Sheng Liu and the holders of the Registrant’s ordinary and preferred shares

4.5†	Amendment to Shareholders Agreement, dated as of December 31, 2014, between the Registrant, GC I, LP, Lightspeed China Partners I, L.P., Lightspeed China Partners I-A, L.P. and Hua Yuan International Limited

4.6†	Amendment to Shareholders Agreement, dated as of March 2, 2015, between the Registrant, GC I, LP, Lightspeed China Partners I, L.P., Lightspeed China Partners I-A, L.P., ITC Vision Ltd. and ITC Bright Ltd.

5.1*	Opinion of Travers Thorp Alberga regarding the validity of the ordinary shares being registered

10.1†	2014 Share Incentive Plan

10.2*	Form of Indemnification Agreement with the Registrant’s directors

10.3*	Form of Employment Agreement between the Registrant and an executive officer of the Registrant

10.4*	Master Purchase Agreement between the Registrant and Google Inc. dated as of May 22, 2012

10.5*	Addendum 1 to Master Purchase Agreement on Custom Product Services between the Registrant and Google Inc. dated as of November 4, 2013

10.6†	Series C Preferred Shares Purchase Agreement, dated as of July 7, 2014, between the Registrant, Mr. Sheng Liu, GC I, LP, Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P.

10.7†	Amendment to Series C Preferred Shares Purchase Agreement, dated as of September 26, 2014, between the Registrant, GC I, LP, Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P.

10.8	Supply Assurance Agreement between the Registrant and ZTE Kangxun Telecom Co. Ltd., dated March 12, 2015

10.9	Ancillary Agreement of Supply Assurance Agreement on Quality Assurance between the Registrant and ZTE Kangxun Telecom Co. Ltd., dated April 29, 2015

21.1†	Principal subsidiaries of the Registrant

23.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

23.2*	Consent of Travers Thorp Alberga

23.3*	Consent of Zhong Lun Law Firm

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2†	Opinion of Zhong Lun Law Firm regarding certain PRC law matters

99.3†	Consent of LightCounting LLC

*	To be filed by amendment.
†	Previously filed.